FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of September 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

The Way Forward

Full Year Financial Report

Financial Report 2006

Amcor Limited ABN 62 000 017 372

Annual General Meeting

The 2006 Annual General Meeting of Amcor Limited will be held in the Savoy Ballroom of the Grand Hyatt Melbourne, 123 Collins Street, Melbourne at 11.00am on Wednesday 25 October 2006.

Formal notice of the meeting is enclosed with this report.

Julie McPherson
Company Secretary and Group General Counsel
Amcor Limited

About this report

Amcor’s Full Year Financial Report is issued in two sections – Concise and Financial. Both versions can be viewed on, or downloaded from, Amcor’s website www.amcor.com

In this report, ‘the year’, ‘2005/06’ and ‘2006’ refer to the financial year ended 30 June 2006. Likewise, ‘2006/07’ and ‘2007’ refer to the financial year ending 30 June 2007.

All monetary amounts are in Australian dollars unless otherwise specified.

Contents

1	Income Statements
2	Balance Sheets
3	Statements of Recognised Income and Expense
4	Cash Flow Statements
5	Notes to the Financial Statements
111	Directors’ Declaration
112	Independent Audit Report to Members of Amcor Limited
113	Statement of Shareholdings
114	Statistical Summary
115	Investor Information
116	Senior Management and Corporate Directory
Inside Back Cover
Financial Calendar and Interest Payable

Income Statements

For the financial year ended 30 June 2006

		Consolidated		Amcor Limited
$ million	Note	2006	2005(1)	2006	2005(1)
Sales revenue from continuing operations	5	11,041.9	10,646.1	—	—
Cost of sales		(9,329.9)	(8,853.3)	—	—
Gross profit		1,712.0	1,792.8	—	—
Other income	5	176.2	70.2	30.7	366.3
Sales and marketing expenses		(319.3)	(301.2)	—	—
General and administration expenses		(790.6)	(1,013.2)	(284.9)	(40.2)
Research costs	6	(37.0)	(39.7)	(0.1)	(0.3)
Share of net profit of associates	45	9.8	1.8	—	—
Profit/(loss) from operations		751.1	510.7	(254.3)	325.8
Financial income	5	21.7	20.4	360.9	323.1
Financial expenses	6	(263.9)	(181.1)	(286.9)	(217.1)
Net finance costs		(242.2)	(160.7)	74.0	106.0
Profit/(loss) before related income tax expense		508.9	350.0	(180.3)	431.8
Income tax (expense)/benefit	9	(92.3)	(72.4)	106.0	(60.3)
Profit/(loss) from continuing operations		416.6	277.6	(74.3)	371.5
Loss from discontinued operations	12	(37.4)	(19.2)	—	—
Profit/(loss) for the financial year		379.2	258.4	(74.3)	371.5
Profit/(loss) attributable to:
Members of Amcor Limited		351.3	245.3	(74.3)	371.5
Minority interest		27.9	13.1	—	—
		379.2	258.4	(74.3)	371.5

		Cents	Cents
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	11	44.4	24.2
Diluted earnings per share	11	43.2	24.1
Earnings per share for profit attributable to the ordinary equity holders of the company
Basic earnings per share	11	39.9	22.0
Diluted earnings per share	11	39.4	21.9

(1)                                  The Income Statements for the year ended 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 1(a).

The above Income Statements should be read in conjunction with the accompanying Notes.

Balance Sheets

As at 30 June 2006

		Consolidated		Amcor Limited
$ million	Note	2006	2005(1)	2006	2005(1)

Current assets

Cash and cash equivalents	13	113.9	229.8	—	3.7
Trade and other receivables	14	1,691.9	1,824.7	6,519.3	6,004.8
Inventories	15	1,380.3	1,440.1	—	—
Other financial assets	16	10.8	—	4.1	—
Total current assets		3,196.9	3,494.6	6,523.4	6,008.5

Non-current assets

Investments accounted for using the equity method	17	283.1	40.7	—	—
Other financial assets	18	19.1	52.8	4,692.8	4,686.0
Property, plant and equipment	19	4,296.8	4,426.8	0.6	4.1
Deferred tax assets	20	390.7	349.9	36.4	—
Intangible assets	21	1,888.4	1,998.0	16.2	10.5
Other non-current assets	22	80.5	96.3	5.1	10.5
Total non-current assets		6,958.6	6,964.5	4,751.1	4,711.1
Total assets		10,155.5	10,459.1	11,274.5	10,719.6

Current liabilities

Trade and other payables	23	2,076.6	1,996.0	53.0	35.9
Interest-bearing liabilities	24	690.4	887.2	4,570.2	3,849.6
Subordinated convertible securities	25	464.2	—	246.0	—
Other financial liabilities	26	3.2	—	—	—
Current tax liabilities		54.7	82.5	28.2	13.2
Provisions	27	290.0	289.3	1.6	2.1
Total current liabilities		3,579.1	3,255.0	4,899.0	3,900.8

Non-current liabilities

Trade and other payables	28	31.1	31.6	—	—
Interest-bearing liabilities	29	2,084.9	1,917.3	1,509.8	1,275.9
Subordinated convertible securities	30	—	301.1	—	301.1
Deferred tax liabilities	31	541.2	517.3	—	35.8
Provisions	27	100.6	99.9	5.9	5.5
Retirement benefit obligations	32	246.6	358.9	35.8	58.8
Total non-current liabilities		3,004.4	3,226.1	1,551.5	1,677.1
Total liabilities		6,583.5	6,481.1	6,450.5	5,577.9
Net assets		3,572.0	3,978.0	4,824.0	5,141.7

Equity

Contributed equity	33	2,810.3	3,322.1	2,810.3	2,725.5
Reserves	34	(84.5)	(148.2)	(13.4)	4.4
Retained profits	34	794.6	726.1	2,027.1	2,411.8
Total equity attributable to equity holders of the parent		3,520.4	3,900.0	4,824.0	5,141.7
Minority interest	35	51.6	78.0	—	—
Total equity	36	3,572.0	3,978.0	4,824.0	5,141.7

(1)                                  The Balance Sheets as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 1(a).

The above Balance Sheets should be read in conjunction with the accompanying Notes.

Statements of Recognised Income and Expense

For the financial year ended 30 June 2006

		Consolidated		Amcor Limited
$ million	Note	2006	2005(1)	2006	2005(1)
Available for sale financial assets, net of tax		(0.1)	—	—	—
Cash flow hedges, net of tax		9.0	—	2.9	—
Exchange differences on translation of foreign operations		85.6	(168.4)	—	—
Actuarial gains and losses on defined benefit plans		12.8	(34.4)	(3.3)	10.3
Net income recognised directly in equity		107.3	(202.8)	(0.4)	10.3
Profit for the financial year		379.2	258.4	(74.3)	371.5
Total recognised income and expense for the financial year	36	486.5	55.6	(74.7)	381.8
Total recognised income and expense for the financial year is attributable to:
Members of Amcor Limited		452.4	58.3	(74.7)	381.8
Minority interest		34.1	(2.7)	—	—
	36	486.5	55.6	(74.7)	381.8
Effects of change in accounting policy – financial instruments:
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
Contributed equity		(596.6)	—	—	—
Retained profits		3.2	—	(8.3)	—
Reserves		(28.1)	—	(24.1)	—
	36	(621.5)	—	(32.4)	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax is attributable to:
Members of Amcor Limited		(621.5)	—	(32.4)	—
Minority interest		—	—	—	—
	36	(621.5)	—	(32.4)	—

(1)                                  The Statements of Recognised Income and Expense as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 1(a).

Other movements in equity arising from transactions with owners are set out in Note 36.

The amounts recognised directly in equity are disclosed net of tax, refer to Notes 20 and 31 for the tax effect.

The above Statements of Recognised Income and Expense should be read in conjunction with the accompanying Notes.

Cash Flow Statements

For the financial year ended 30 June 2006

		Consolidated		Amcor Limited
$ million	Note	2006	2005(1)	2006	2005(1)

Cash flows from operating activities

Receipts from customers (inclusive of goods and services and sales tax)		11,457.2	10,978.7	—	—
Payments to suppliers and employees (inclusive of goods and services and sales tax)		(10,231.3)	(9,878.3)	(91.2)	(66.6)
Dividends received		0.4	0.6	18.9	40.6
Other income received		56.5	71.3	1.2	31.8
Finance income received		22.0	20.6	372.8	309.6
Finance expenses paid		(261.6)	(175.6)	(279.1)	(211.8)
Income taxes paid		(79.1)	(115.5)	(26.1)	(42.2)
Net cash from operating activities	46	964.1	901.8	(3.5)	61.4

Cash flows from investing activities

Repayment of loans by associated companies and other persons		0.1	4.8	0.1	163.5
Payments for controlled entities, businesses and associates, net of cash	42, 45	(66.8)	(45.5)	(5.9)	(10.1)
Payments for property, plant and equipment		(486.4)	(647.4)	(3.1)	(3.1)
Proceeds on disposal of controlled entities and businesses(2)		(24.8)	10.8	—	—
Proceeds on disposal of controlled entities and business treated as discontinued operations	12	297.5	—	21.2	—
Proceeds on disposal of property, plant and equipment		33.4	77.4	—	0.3
Net cash from investing activities		(247.0)	(599.9)	12.3	150.6

Cash flows from financing activities

Proceeds from share issues, convertible securities and calls on partly-paid shares		143.5	12.9	143.5	12.9
Payments for shares bought back	33	(57.8)	(15.4)	(57.8)	(15.4)
Share issue and buy-back transaction costs		(0.9)	—	(0.9)	—
Proceeds from borrowings		6,206.0	3,876.0	6,170.3	3,326.9
Repayment of borrowings		(6,833.3)	(3,706.4)	(5,974.6)	(3,250.0)
Principal lease repayments		(19.4)	(18.1)	—	—
Dividends and other equity distributions paid		(308.8)	(346.6)	(298.8)	(290.2)
Net cash from financing activities		(870.7)	(197.6)	(18.3)	(215.8)
Net (decrease)/increase in cash held		(153.6)	104.3	(9.5)	(3.8)
Cash and cash equivalents at the beginning of the financial year		213.8	121.1	3.7	7.5
Effects of exchange rate changes on cash and cash equivalents		4.8	(11.6)	—	—
Cash and cash equivalents at the end of the financial year		65.0	213.8	(5.8)	3.7
Financing arrangements	29
Non-cash investing and financing activities	47

Reconciliation of cash and cash equivalents

For purposes of the Cash Flow Statements, cash and cash equivalents includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statements is reconciled to the related items in the Balance Sheet as follows:

Cash assets and cash equivalents	13	113.9	229.8	—	3.7
Bank overdrafts	24	(48.9)	(16.0)	(5.8)	—
		65.0	213.8	(5.8)	3.7

(1)                                  The Cash Flow Statements for the year ended 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 1(a).

(2)                                  Proceeds on disposal of controlled entities and businesses is net of $39.6 million cash transferred in respect of the Asian tobacco packaging business.

The above Cash Flow Statements should be read in conjunction with the accompanying Notes.

Contents of Notes to the Financial Statements

Notes to the Financial Statements

30 June 2006

Note 1 Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial report includes separate financial statements for Amcor Limited as an individual entity and the consolidated entity consisting of Amcor Limited and its subsidiaries.

(a) Basis of preparation of the annual financial report

This general purpose financial report for the year ended 30 June 2006 has been prepared in accordance with Australian Accounting Standards (‘AASBs’) adopted by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001.

International Financial Reporting Standards (‘IFRS’) form the basis of AASBs adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS (‘AIFRS’) to distinguish them from the previous Australian Generally Accepted Accounting Principles (‘AGAAP’).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Amcor Limited annual financial statements to be prepared in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Amcor Limited have been prepared in accordance with previous AGAAP until 30 June 2005. AGAAP differs in certain respects from AIFRS. When preparing the financial report for the year ended 30 June 2006, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005. Refer Note 1(z).

Compliance with AIFRS ensures that the financial reports of the consolidated entity and the parent entity also comply with IFRS, except that an election has been made to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

Early adoption of standard

The consolidated entity has elected to apply AASB 119 Employee Benefits (issued in December 2004) and AASB 2004-3 Amendments to Australian Accounting Standards to the reporting periods beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments, and financial assets and liabilities measured at fair value.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles of consolidation

(i) Subsidiaries

These financial statements incorporate the assets and liabilities of all subsidiaries of Amcor Limited (‘parent entity’) as at 30 June 2006 and the results of all subsidiaries for the year then ended. Amcor Limited and its subsidiaries together are referred to as the Group or consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights.

Subsidiaries are fully consolidated from the date control commences until the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the consolidated entity. Refer Note 1(h).

All balances and transactions between entities included in the consolidated entity have been eliminated.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the parent entity financial report of Amcor Limited.

(ii) Associates

Associates are all entities over which the consolidated entity has significant influence but not control. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The consolidated entity recognises its share of its associates’ post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised as a reduction in the consolidated entity’s carrying amount of the investment.

Changes in the consolidated entity’s share of net worth of associates caused by an issue of equity by the associate are recognised in the income statement as gains or losses.

Unrealised gains on transactions between the consolidated entity and its associates are eliminated to the extent of the consolidated entity’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the consolidated entity’s entities are measured using the currency of the economic environment in which the entity primarily generates and expends cash (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Amcor Limited’s functional currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Refer to Notes 1(o)(ii) and 1(o)(iii).

Translation of differences on non-monetary items, such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the available for sale investments revaluation reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities, excluding those in a hyperinflationary economy, that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•      assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

•      income and expenses for each income statement are translated at average exchange rates, which approximate the exchange rates at the dates of the transactions; and

•      all resulting exchange differences are recognised in the exchange fluctuation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange fluctuation reserve. When a foreign operation is sold, the cumulative exchange differences from 1 July 2004 are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, allowances and discounts. Revenue is recognised as follows:

(i) Sale of goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the risks and rewards of ownership have transferred to the customer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the costs incurred or to be incurred cannot be measured reliably, there is risk of return of goods or there is continuing management involvement with the goods.

(ii) Interest income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset. Interest income is included as financial income in the income statement.

(e) Government grants

Grants from governments are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

(i) General

Income tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and by the availability of unused tax losses. Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax balances are determined using the balance sheet liability method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the balance sheet and their associated tax bases. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

Deferred tax assets will be recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be utilised.

The parent entity is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The head entity recognises all of the current tax liabilities of the tax-consolidated group (after elimination of intragroup transactions). The tax-consolidated group has entered into a tax-sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities arising from external transactions during the year. The contributions are calculated as if each subsidiary continued to be a stand-alone taxpayer in its own right. The contributions are payable annually.

(ii) Capital gains tax

Capital gains tax, expected to be paid, is provided in the period in which an asset is sold.

(iii) Goods and services tax/value added tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax and value added tax (‘GST/VAT’) and other sales related taxes, except where the amount of GST/VAT incurred is not recoverable from the relevant taxation authority. In these circumstances the GST/VAT is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST/VAT included.

The net amount of GST/VAT recoverable from, or payable to, taxing authorities is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statements on a gross basis. The GST/VAT component of cash flows arising from investing and financing activities which are recoverable from, or payable to, taxing authorities are classified as operating cash flows.

(g) Leases

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in current and non-current interest-bearing liabilities. Each lease payment is allocated between the liability and the finance charges. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term, unless it is reasonably certain that ownership will be obtained by the end of the lease term where it is depreciated over the period of the expected use which is the useful life of the asset.

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published price at the date of exchange unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the consolidated entity’s share of the identifiable net assets acquired is recorded as goodwill (refer Note 1(s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

(i) Impairment of assets

The recoverable amount of the consolidated entity’s assets, excluding deferred tax assets, defined benefit assets, and goodwill are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

Goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment at least annually.

The recoverable amount is estimated for the individual asset or, if it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit (CGU) to which the asset belongs is determined. CGUs have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets. Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount. Recoverable amount is determined as the higher of fair value less costs to sell and value-in-use. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss recognised in prior periods for an asset (other than goodwill) is reversed if, and only where there is an indicator that the impairment loss may no longer exist, and if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. The increased carrying amount of an asset due to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

In calculating value-in-use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance. In assessing value-in-use, the estimated cash flows are discounted to their present value effectively using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

(j) Cash and cash equivalents

Cash and cash equivalents include cash on hand and at bank, short-term deposits and short-term money market investments. Bank overdrafts are shown within interest-bearing liabilities in current liabilities on the balance sheet.

(k) Trade and other receivables

Trade and other receivables are recognised at their cost, less any impairment losses and are non-interest bearing.

Collectibility of trade and other receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An impairment loss is recognised when there is objective evidence that the consolidated entity will not be able to collect amounts due according to the original terms of the receivables.

(l) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

After initial measurement of the cost of finished goods inventories, cost is determined using the most appropriate of either first-in, first-out (FIFO) or weighted average cost formula and includes the appropriate share of fixed and variable overheads.

(m) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(n) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied previous AGAAP to the comparative information on the financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

The consolidated entity classifies its investments and other financial assets into the following categories: financial assets at fair value through the income statement, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments and other financial assets were acquired. Management determines the classification of held-to-maturity assets at initial recognition and re-evaluates this designation at each reporting date.

Available-for-sale financial assets and financial assets at fair value through the income statement are initially and subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the available-for-sale fair value reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices.

The consolidated entity makes an assessment as to the impairment of any financial asset or group of financial assets at each reporting date. This assessment is carried out, based on the existence of objective evidence of impairment. The amount of any impairment is calculated as the difference between the carrying amount of the asset, or group of assets and the present value of the estimated future cash flows. For financial assets carried at cost or amortised cost, the amount of any loss will be recognised in the income statement. For available-for-sale financial assets, the cumulative loss directly recognised in equity will be removed and recognised in the income statement when the financial asset is sold.

(i) Financial assets at fair value through the income statement

This category has two sub-categories: financial assets held for trading, and those designated at fair value through the income statement on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or to generate short-term profits, or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the consolidated entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

Loans and other receivables excluding those held as available-for-sale are recognised at their amortised cost using the effective interest rate method.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity’s management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments and other financial assets are recognised on trade-date, the date on which the consolidated entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(o) Derivatives

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of a net investment in a foreign operation.

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment in a foreign operation

Where effective, foreign exchange differences relating to foreign currency transactions hedging a net investment in a foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation. The ineffective portion is recognised in the income statement.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(p) Financial instruments included in liabilities and equity

From 1 July 2005

Bank overdrafts, bank loans, commercial paper, mortgage loans and other loans are initially recognised at their fair value, net of transaction costs incurred. Subsequent measurement is at amortised cost with any difference between the net proceeds and the maturity amount recognised in the income statement over the period of the borrowings using the effective interest rate method.

Eurobond notes and US$ notes are carried at amortised cost, translated at exchange rates ruling at reporting date. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method.

Undated subordinated convertible securities are carried at amortised cost. These securities have been translated at the exchange rate ruling at reporting date. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method. The terms and conditions of undated subordinated convertible securities outstanding is set out in Note 25.

From 1 July 2005, the consolidated entity reclassified the issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS1’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) from equity to liabilities. The conversion discount and transaction costs are set off against the carrying value of the PACRS1 and PACRS2 at amortised cost. Over the life of the PACRS1 and PACRS2, these amounts are reflected in the income statement as financing costs using the effective interest method. The coupons on the PACRS1 and PACRS2 are recorded as a finance cost in the income statement.

Prior to 1 July 2005

(i) Financial instruments included in equity

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS1’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) was classified as equity and the coupon interest payable on the PACRS1 and PACRS2 was treated as a distribution of shareholders’ equity. The consolidated income statement did not include the coupon interest on the PACRS1 or PACRS2.

PACRS were recorded at the amount of consideration received less transaction costs.

(ii) Financial instruments included in liabilities

Liabilities were recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans were carried at their principal amounts. Interest was charged as an expense as it accrued other than for amounts capitalised.

Commercial paper was carried at face value. The discount interest was carried as a deferred expense and brought to account on an accruals basis.

US$ notes were carried at face value and translated at the exchange rates ruling at reporting date. Interest was charged as an expense as it accrued.

Eurobond notes were carried at face value. The discount on issue was carried as a deferred expense and amortised over the period to maturity. Interest was charged as an expense as it accrued.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. These securities were translated at the rate of exchange ruling at reporting date. Interest payable on these securities was recognised when entitlements accrued and was calculated in accordance with the terms of each issue.

(q) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition, measurement and disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the consolidated entity is the current bid price; the quoted market price used for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The consolidated entity uses a variety of methods, including discounted cash flows, to calculate the fair value of financial instruments. These calculations are performed using current market inputs which may include the use of interest and forward exchange rates ruling at balance date. The consolidated entity makes assumptions concerning these valuations that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.

The nominal value of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the consolidated entity for similar financial instruments.

(r) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•      Leasehold land between 1% – 3% (2005: 1% – 3%)

•      Land improvements between 1% – 3% (2005: 1% – 3%)

•      Buildings between 1% – 5% (2005: 1% – 5%)

•      Plant and equipment between 3% – 25% (2005: 3% – 25%)

•      Finance leased assets between 4% – 20% (2005: 4% – 20%).

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds of each disposed asset with its carrying amount, and are included in the income statement as other income.

(s) Intangible assets

(i) Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is carried at cost less any accumulated impairment losses. Goodwill is allocated to CGUs and tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.

(ii) Other intangible assets

Other intangible assets acquired are carried at cost less accumulated amortisation and impairment losses.

Expenditure on research associated with product research is charged against net income in the year in which the expenditure is incurred.

Expenditure on development activities associated with product development innovation is capitalised if the product is technically and commercially feasible and adequate resources are available to complete development. Capitalised development expenditure is amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically between three to eight years.

Software costs are capitalised as intangible assets if they are separable or arise from contractual or other legal rights and it is probable that the expected future economic benefits attributable to the asset will flow to the consolidated entity, and the cost of the asset can be measured reliably. Where software is internally generated, only the costs incurred in the development phase are capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years. Software costs which are incurred in the research phase are expensed.

Expenditure on other internally generated intangibles is charged against net income in the year in which the expenditure is incurred.

(t) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year which were unpaid at the end of the financial year.

These amounts are unsecured. Trade and other payables are stated at their amortised cost and are non-interest bearing.

(u) Financing costs

Financing costs include interest income and expense, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, lease finance charges and the unwinding discount on provision balances.

Financing costs are brought to account in determining profit for the year, except to the extent the financing costs are directly attributable to the acquisition, construction or production of a qualifying asset. Such financing costs are capitalised as part of the cost of the asset up to the time it is ready for its intended use and are then amortised over the expected useful economic life.

(v) Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is virtually certain that the recovery will be received.

In the income statement, the expense recognised in respect of a provision is presented net of the recovery.

(i) Restructuring

A provision for restructuring is recognised when:

(a) there is a detailed formal plan for the restructuring at the commitment date, identifying at least: the business or part of a business concerned; the principal locations affected; the location, function and approximate number of employees who will be compensated for terminating their services (for involuntarily terminated employees, the plan must also specifically identify the benefit formula to be used for determining individual employee involuntary termination payments, job classification and functions); when the plan will be implemented; and the expenditures that will be made; and

(b) the entity has announced the main features of the plan or started to implement the plan so as to raise a valid expectation in those affected that the entity will carry out the restructuring.

(ii) Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared on or before the end of the financial period but not distributed at balance date.

(iii) Decommissioning

The present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision, where a legal or constructive obligation exists. At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount, which is recognised as a financing cost in the income statement.

(iv) Onerous contracts

A provision for onerous contracts is recognised when unavoidable costs under a contract, calculated as the lower of the cost of fulfilling the contract and any compensation or penalties arising from the failure to fulfil it, is loss-making, rather than simply unfavourable due to current prices. A provision is recognised only in respect of the onerous element of the contract. The provision is discounted to its present value, where the effect of discounting is material.

(v) Insurance and other claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(w) Employee benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ services provided to reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

Liabilities relating to long service leave are measured as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Liabilities which are not expected to be settled within 12 months are discounted using market yields at the reporting date of high quality corporate bonds. In countries where there is no deep market for corporate bonds (such as Australia), the market yield on government bonds at the reporting date is used. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

(a) Defined benefit plans

The consolidated entity’s liability or asset in respect of defined benefit pension plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses), less the fair value of the pension plan’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (e.g. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(b) Defined contribution plans

Contributions by the company or the consolidated entity to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Share-based payments

The company maintains two employee share schemes: the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’). Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

A number of sub-plans exist under the ESPP, including the Employee Incentive Share Plan (‘EISP’), the Senior Executive Retention Share Plan (‘SERSP’) and the Senior Executive Retention Payment Plan (‘SERPP’).

Where loans are made to assist in the purchase of shares under a sub-plan, they are treated as a reduction in equity and not recognised as a receivable. Repayments are recorded as contributions to share capital. Shares are held in trust until the loan is settled.

Share options granted before 7 November 2002 which have vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 which have vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in the share-based payments reserve in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using the Black Scholes model. The amount recognised as an expense is adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

Upon exercise of the options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Profit sharing and bonus plans

A liability and an expense is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

(x) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of options are shown in equity as a deduction, net of tax, from the proceeds.

(y) Earnings per share (EPS)

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, by the weighted average number of ordinary shares of the company for the reporting period, adjusted for any bonus issue.

(ii) Diluted earnings per share

Diluted EPS is calculated by adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(z) Change in accounting policies – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of AIFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below:

		Consolidated			Amcor Limited
		30 June	Effect of	1 July	30 June	Effect of	1 July
$ million	Footnote	2005	adoption	2005	2005	adoption	2005

Current assets

Cash and cash equivalents		229.8	—	229.8	3.7	—	3.7
Trade and other receivables	(iii), (iv), (vii), (ix)	1,824.7	(120.8)	1,703.9	6,004.8	(43.7)	5,961.1
Inventories		1,440.1	—	1,440.1	—	—	—
Other financial assets	(iv), (vi), (vii), (viii)	—	109.6	109.6	—	1.7	1.7
Total current assets		3,494.6	(11.2)	3,483.4	6,008.5	(42.0)	5,966.5

Non-current assets

Investments accounted for using the equity method	(vi)	40.7	6.6	47.3	—	—	—
Other financial assets	(iv)	52.8	4.0	56.8	4,686.0	4.0	4,690.0
Property, plant and equipment		4,426.8	—	4,426.8	4.1	—	4.1
Deferred tax assets	(xi)	349.9	22.0	371.9	26.8	13.8	40.6
Intangible assets		1,998.0	—	1,998.0	10.5	—	10.5
Other non-current assets	(i), (iii)	96.3	(12.0)	84.3	10.5	(8.4)	2.1
Total non-current assets		6,964.5	20.6	6,985.1	4,737.9	9.4	4,747.3
Total assets		10,459.1	9.4	10,468.5	10,746.4	(32.6)	10,713.8

Current liabilities

Trade and other payables	(ii), (ix)	1,996.0	9.2	2,005.2	35.9	(0.4)	35.5
Interest-bearing liabilities	(iii)	887.2	(1.3)	885.9	3,849.6	(1.3)	3,848.3
Subordinated convertible securities	(i)	—	414.6	414.6	—	—	—
Other financial liabilities	(vii), (viii)	—	7.5	7.5	—	9.2	9.2
Current tax liabilities		82.5	—	82.5	13.2	—	13.2
Provisions	(ii)	289.3	(8.7)	280.6	2.1	—	2.1
Total current liabilities		3,255.0	421.3	3,676.3	3,900.8	7.5	3,908.3

		Consolidated			Amcor Limited
		30 June	Effect of	1 July	30 June	Effect of	1 July
$ million	Note	2005	adoption	2005	2005	adoption	2005

Non-current liabilities

Trade and other payables	(vii), (viii)	31.6	5.6	37.2	—	—	—
Interest-bearing liabilities	(iii), (v)	1,917.3	(10.2)	1,907.1	1,275.9	(7.9)	1,268.0
Subordinated convertible securities	(i)	301.1	215.2	516.3	301.1	—	301.1
Deferred tax liabilities	(xi)	517.3	(1.0)	516.3	62.6	0.2	62.8
Provisions		99.9	—	99.9	5.5	—	5.5
Retirement benefit obligations		358.9	—	358.9	58.8	—	58.8
Total non-current liabilities		3,226.1	209.6	3,435.7	1,703.9	(7.7)	1,696.2
Total liabilities		6,481.1	630.9	7,112.0	5,604.7	(0.2)	5,604.5
Net assets		3,978.0	(621.5)	3,356.5	5,141.7	(32.4)	5,109.3

Equity

Contributed equity	(i)	3,322.1	(596.6)	2,725.5	2,725.5	—	2,725.5
Reserves	(ix), (x), (xi)	(148.2)	(28.1)	(176.3)	4.4	(24.1)	(19.7)
Retained profits	(i), (iii), (v), (vi)	726.1	3.2	729.3	2,411.8	(8.3)	2,403.5
Total equity attributable to equity holders of the parent		3,900.0	(621.5)	3,278.5	5,141.7	(32.4)	5,109.3
Minority interest		78.0	—	78.0	—	—	—
Total equity		3,978.0	(621.5)	3,356.5	5,141.7	(32.4)	5,109.3

The following financial assets and financial liabilities were designated at fair value through profit or loss from 1 July 2005. These financial assets and financial liabilities were previously measured at cost:

	Consolidated		Amcor Limited
		Carrying		Carrying
	Fair value	amount	Fair value	amount
	at 1 July	at 30 June	at 1 July	at 30 June
$ million	2005	2005	2005	2005

Financial assets

Current
Derivatives hedging employee share plan
• Equity share options	1.5	2.9	1.5	2.9
• Equity share swaps	3.8	4.1	3.8	4.1
	5.3	7.0	5.3	7.0
Non-current
Share investments	7.7	7.7	—	—
	7.7	7.7	—	—
Financial liabilities

Current
Interest free loan	—	2.3	—	—

The following transitional provisions have an effect on future periods:

•              On initial recognition, certain financial assets and liabilities were measured at fair value through the income statement.

•              The effectiveness of hedging relationships was assessed at 1 July 2005 and any ineffectiveness has been recognised in retained earnings. As provided under AASB 1, assessment of effectiveness at hedge inception has not been undertaken where the hedge was entered into before 1 July 2005.

The adjustments made at 1 July 2005 to restate the opening balance sheet to comply with AASB 132 and AASB 139 include the following:

(i)            The Perpetual Amcor Convertible Reset Securities (PACRS) have been reclassified from issued capital of $596.6 million to current and non-current subordinated convertible securities of $414.6 million and $215.2 million respectively. The conversion discount of $32.1 million and other non-current asset transaction issue costs of $13.3 million have been set off against the carrying value of the PACRS at amortised cost. Over the life of the PACRS, these amounts will be reflected in the income statement using the effective interest method.

(ii)           The coupons on the PACRS from 1 July 2005 are recorded as a finance cost, rather than a distribution from retained earnings. Therefore, the accrual of the coupons results in an increase to current payables of $8.7 million and was offset by a decrease in current provisions of $8.7 million. The increase to finance costs for the 12 months to 30 June 2006 is $57.8 million.

(iii)          For Amcor Limited, interest-bearing liabilities have been measured at amortised cost which includes the netting of deferred finance costs previously recognised in assets. The following adjustments were made:

•       current receivables decreased by $1.2 million;

•       non-current other assets decreased by $8.4 million;

•       current interest-bearing liabilities decreased by $1.3 million;

•       non-current interest-bearing liabilities decreased by $7.9 million; and

•       a decrease of $0.4 million to retained profits.

(iv)          For Amcor Limited, financial instruments in relation to various employee equity share and option plans have been measured at fair value and have resulted in a decrease of $7.0 million in current receivables and an increase of $1.3 million and $4.0 million in other current and non-current financial assets.

(v)           The measurement of interest-bearing liabilities at fair value resulted in a decrease in non-current interest-bearing liabilities of $2.3 million and an increase in retained profits of $2.3 million.

(vi)          The equity method investment in Vision Grande was remeasured to reflect the consideration for the option to purchase shares. In addition, the 96 million options to acquire shares in Vision Grande, held at 1 July 2005, were recorded at their fair value. This resulted in an increase in the equity method investment of $6.6 million and an increase in other current financial assets of $29 million.

(vii)         Based on the maturity date of the instruments, certain financial instrument derivative amounts previously recognised in current receivables and current payables have been reclassified to increase other current financial assets by $78.2 million and increase other current financial liabilities by $5.0 million respectively.

(viii)        The recognition and measurement of all derivatives at fair value, resulting in:

•       other current financial assets and liabilities of $1.1 million and $12.5 million; and

•       non-current trade and other payables of $0.6 million.

(ix)           The transfer of deferred hedging gains and losses relating to interest rate risk on various interest-bearing liabilities. These amounts were designated and accounted for as cash flow hedges. The effect of this adjustment is to:

•       decrease current asset receivables by $35.5 million;

•       decrease current liability payables by $1.5 million, with

•       the net decrease of $34.0 million recognised in reserves.

(x)            The deferral in equity of the effective portion of the fair value of derivatives designated and accounted for as a cash flow hedge of underlying forecast foreign exchange and commodity exposures. This resulted in a decrease of $4.4 million in reserves.

(xi)           The recognition of deferred tax assets of $22 million, a reduction in deferred tax liabilities of $1 million and an increase of $10.2 million in reserves in relation to the adjustments described above.

(aa) Rounding of amounts

The company is of the kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. In accordance with that Class Order, amounts in the financial report have been rounded to nearest $100,000 or, where the amount is $50,000 or less, zero, unless specifically stated otherwise.

(ab) New accounting standards and UIG Interpretations

Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The consolidated entity’s assessment of these new standards and interpretations is set out below:

(i) UIG 4 Determining Whether an Arrangement Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The consolidated entity has not elected to adopt UIG 4 early. It will apply UIG 4 and the UIG 4 transition provisions in its 2007 financial statements. The consolidated entity will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. An assessment of the impact of UIG 4 is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact.

(ii) AASB 2005-5 Amendments to Australian Accounting Standards (AASB 1, AASB 139)

AASB 2005-5 is applicable to annual periods beginning on or after 1 January 2006. The consolidated entity has not elected to adopt AASB 2005-5 early. The amendments provide transitional relief if UIG 4 and UIG 5 were early adopted and also provides for amendments to AASB 139 Financial Instruments: Recognition and Measurement as a consequence of UIG 4 and UIG 5.

(iii) UIG 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The consolidated entity does not have any material interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation is not expected to affect the consolidated entity’s financial statements.

(iv) AASB 2005-9 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 and AASB 132)

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The consolidated entity has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements.  Application of the revised rules may result in the recognition of financial liabilities in the financial statements of the parent entity under guarantees given pursuant to the deed of cross guarantee (refer Note 44) in respect of amounts payable by wholly-owned subsidiaries. The parent entity and the consolidated entity may also have to recognise a liability in relation to a guarantee given by a subsidiary in respect of a lease by a former subsidiary (refer Note 40). An assessment of the fair value of these guarantees is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact. The new rules will be implemented retrospectively with a restatement of comparatives as required by AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

(v) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The consolidated entity has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the consolidated entity’s financial statements.

(vi) UIG 6 Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The consolidated entity has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the consolidated entity’s financial statements.

(vii) UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

UIG 7 is applicable to annual reporting periods beginning on or after 1 March 2006. The interpretation addresses the requirement in AASB 129 for financial statement to be stated in terms of the measuring unit current at the reporting date when they are reported in the currency of a hyperinflationary economy. This interpretation is not expected to affect the consolidated entity’s financial statements.

(viii) UIG 9 Reassessment of Embedded Derivatives

UIG 9 is applicable to annual reporting periods beginning on or after 1 June 2006. The interpretation clarifies that an entity is required to reassess whether an embedded derivative should be accounted for separately from the host contract only when there is a change in the terms of the contract that significantly modifies the cash flows otherwise required. The interpretation is not expected to have a material effect on the consolidated entity’s financial statements.

Note 2 Financial Risk Management

The company and the consolidated entity’s activities expose it to a variety of financial risks; market risk (including currency risk, equity securities price risk, commodity price risk, interest rate risk, employee share plan risk); credit risk and liquidity risk.

The company and the consolidated entity’s overall risk management program seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The company and the consolidated entity negotiates appropriate commercial terms or uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by Amcor Treasury under policies approved by the Board of Directors. Amcor Treasury identifies, evaluates and hedges financial risks in close cooperation with the consolidated entity’s business groups. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Currency risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the functional currency of the entity within the consolidated entity. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from currency exposures mainly to the US$ and Euro.

In relation to transactional foreign currency exposures, the company and the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such matching representing a natural hedge. Cross-currency interest rate swaps allow the consolidated entity to swap long-term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the parent entity.

(ii) Equity securities price risk

The company and the consolidated entity are exposed to equity securities price risk. This arises from investments held by the consolidated entity and classified on the balance sheet either as available-for-sale or at fair value through the income statement.

(iii) Commodity price risk

The company and the consolidated entity are exposed to commodity price risk, particularly for resin, and manage this by passing the risk contractually to customers to the maximum extent possible. In the case of aluminium, some hedging is undertaken based on customer instructions, and all related risks, benefits and costs are passed onto the customer.

(iv) Interest rate risk

The company and the consolidated entity are exposed to movements in interest rates under various debt facilities. By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the consolidated entity’s interest rate risk.

The Group also manages its interest rate risk by using floating-for-fixed interest rate swaps. Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice versa.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

The company and the consolidated entity may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt. There were no interest rate options outstanding at year end (2005: Nil).

(v) Employee share plan risk

In relation to the cash settled variants of the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the company and the consolidated entity are exposed to movements in the value of the underlying ordinary shares of Amcor Limited. For all such entitlements offered, the consolidated entity has hedged its exposure by entering into cash settled equity share option or equity share swap contracts that offset the fluctuations in value of the employee benefit.

(b) Credit risk

The company and the consolidated entity have no significant concentrations of credit risk. In order to control any exposure which may result from nonperformance by counterparties, financial assets, other than trade receivables, and hedging contracts are only entered into with a range of major banks with a minimum long-term credit rating of A- by Standard & Poor’s. In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

(i) Financial instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of impairment losses.

The company and the consolidated entity minimise its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. There is no material exposure to any individual customer.

(ii) Derivative financial instruments

The credit risk exposure arising from derivative financial instruments is the sum of all contracts with a positive replacement cost. For derivative financial instruments, the maximum credit exposure is the amount contracted to be received by the consolidated entity when settlement occurs.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Amcor Treasury aims at maintaining flexibility in funding by keeping committed credit lines available whilst maintaining minimum cash balances.

Note 3 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The consolidated entity makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Management believes the following are the critical accounting policies and estimates used in the preparation of the AIFRS financial statements:

•       the testing for impairment of assets;

•       the testing for impairment of goodwill;

•       income tax related assumptions and estimates; and

•       the calculation of annual pension costs and related assets and liabilities.

Impairment of assets

The determination of impairment for property, plant and equipment, goodwill and other intangible assets involves the use of estimates that include, but is not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in competitive positions, expectations of growth, increased cost of capital, current replacement costs, increases in cost of inputs, and other factors which may indicate impairment. An asset is considered impaired when the recoverable amount is less than the carrying value. Recoverable amount is determined as the higher of fair value less costs to sell and value-in-use. In calculating value-in-use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition. In assessing value-in-use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant estimates and judgements concerning the identification of impairment indicators, earnings before interest and tax, growth rates, applicable discount rates, useful lives and residual values.

Refer Note 1(i) for further details regarding the accounting policy regarding ‘Impairment of assets’.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s assets for impairment. Varying results from this impairment analysis are possible due to the significant estimates and judgements involved.

Impairment of goodwill

The consolidated entity tests, at least annually, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Notes 1(i) and 1(s) of the financial statements. The recoverable amounts of CGUs have been determined based on the higher of net selling price or value-in-use calculations. These calculations require the use of assumptions, including forecast earnings before interest and tax, growth rates and discount rates. Refer to Note 21 of the financial statements for details of these assumptions and the potential impact of changes to these assumptions.

The assumptions are management’s best estimates based on current and forecast market conditions. Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s goodwill for impairment. Varying results from this analysis are possible due to the significant estimates and judgements involved in the Company’s evaluations.

Income taxes

The consolidated entity is subject to income taxes in Australia and foreign jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations relating to the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, deferred tax assets are recognised only to the extent it is probable that future taxable profits will be available against which the assets can be utilised. The consolidated entity’s assumptions regarding future realisation may change due to future operating performance and other factors.

Retirement benefit obligations

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on either national government bonds or corporate bonds (in countries where there is a deep market in high quality corporate bonds) with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Refer Note 1(w) to the financial statements for further details of the accounting policy relating to retirement benefit obligations. Refer Note 32 of the financial statements for details of the key assumptions used in determining the accounting for these plans. The following are the main categories of assumptions used:

•       discount rate;

•       rate of inflation;

•       expected return on plan assets;

•       future salary increases; and

•       medical cost trend rates (in the case of non-pension health plans).

The assumptions made have a significant impact on the calculations and any adjustments arising therefrom.

If the discount rate were to differ by 10% from management’s estimates, the carrying amount of pension obligations would be an estimated $68.8 million lower or $80.0 million higher. In addition, a one-half percentage point change in the actuarial assumption regarding the expected return on plan assets would result in a change of approximately $3.3 million in pre-tax pension expense for the year ended 30 June 2006. In addition, changes in external factors, including fair values of plan assets, could result in possible future changes to the amount of the pension obligations recognised in the balance sheet.

Note 4 Segment Information

Business segments are the primary reporting segments, as these reflect the consolidated entity’s management reporting system. The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

(a)  Description of segments

Business segments

The consolidated entity is organised on a global basis into the following business segments by product type:

Amcor PET

Polyethylene Terephthalate (PET) packaging for a broad range of predominantly beverage and food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items and plastic caps for a wide variety of applications.

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multi-wall sacks; cartonboard; paper and paper recycling.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications. Specialty folding cartons for tobacco, confectionery and cosmetics.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging for the food and industrial markets.

Geographic segments

Although the consolidated entity’s operations are managed on a global basis, they operate in five main geographical areas:

Australia and New Zealand

Comprises operations carried on in Australia and New Zealand which are largely managed together. The areas of operations are principally corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Europe

Comprises operations carried on in the United Kingdom, Germany, France, Spain, Netherlands, Belgium, Italy, Sweden, Norway, Finland, Ireland, Russia, Poland, Hungary, Czech Republic, Denmark, Ukraine, Switzerland, Portugal and Morocco. The Flexibles and PET businesses operate manufacturing facilities in these countries.

North America

Comprises operations carried on in the United States of America and Canada. The PET, Sunclipse and Flexibles businesses operate manufacturing or distribution facilities in these countries.

Latin America

Comprises operations carried on in Brazil, Argentina, Venezuela, Colombia, Peru, Ecuador, Mexico, Honduras, El Salvador and Puerto Rico. The PET and Flexibles businesses operate manufacturing facilities in these countries. Sunclipse distributes products in Mexico.

Asia

Comprises operations carried out in Malaysia, China, Indonesia, India, Singapore and Philippines. The PET and Asian businesses operate manufacturing facilities in these countries.

(b) Notes to and forming part of the segment information

(i) Accounting policies

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1 and accounting standard AASB 114 Segment Reporting.

The primary reporting segments have been classified based on the consolidated entity’s businesses. The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment assets and liabilities do not include income taxes.

Segment result is profit before unallocated finance costs and income tax.

Net finance costs include financial income of $22.4 million (2005: $20.9 million).

Unallocated items mainly comprise interest-bearing loans and borrowings.

(ii) Changes in segment accounting policy

During the year ended 30 June 2006, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $33.4 million (2005 restated: $33.1 million) of the total $76.0 million (2005: $85.4 million) are directly attributable to the results of the operating segments and, as such, have been allocated based on relevant cost and service drivers.

(iii) Changes in reported segments

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported ‘Rentsch and Closures’ segment with Amcor Flexibles. This change in segments was as a result of changes in the management structure and reporting to the CEO, increasingly common infrastructure shared by the business, including co-location, resourcing and similar technologies. On 1 June 2006, the consolidated entity disposed of the White Cap Metal Closures business for $333 million. This disposal has been treated as a discontinued operation and as such the Flexibles segment for 30 June 2006 reporting purposes only includes the previously reported Flexibles and Rentsch business segments. Prior periods have been restated to reflect this change.

On 28 February 2006, the consolidated entity disposed of the Asian Corrugated, Closures and Sacks businesses for $12.9 million. These disposals have been treated as a discontinued operation and as such has been excluded from the Asian business segment for 30 June 2006 reporting purposes. Prior periods have been restated to reflect these changes.

(iv) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are generally priced on an ‘arm’s length’ basis and eliminated on consolidation.

(v) External revenue by product

The following table provides a split of external revenue by significant product type:

			Fibre/
		Flexible	Paper
	PET	and Film	based	Metal	Tobacco		Discontinued
$ million	Packaging	Packaging	Packaging	Packaging	Cartons	Glass	Operations	Other	Consolidated

2005/06	4,048.9	2,390.2	1,707.6	620.5	566.8	111.8	397.4	1,596.1	11,439.3
2004/05	3,696.4	2,409.3	1,710.2	582.0	516.1	97.4	453.5	1,634.7	11,099.6

(c) Business segments

													Total				Unallocated/ Inter-
	Amcor		Amcor		Amcor		Amcor		Amcor				continuing		Discontinued		segment
	PET		Australasia		Flexibles		Sunclipse		Asia		Other		operations		operations		eliminations		Consolidated
For the year ended 30 June $ million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment revenue
Revenue from external customers	4,048.9	3,696.4	2,557.7	2,566.3	2,965.6	2,960.5	1,287.7	1,214.7	173.4	182.8	8.6	25.4	11,041.9	10,646.1	397.4	453.5	—	—	11,439.3	11,099.6
Inter-segment revenue	—	—	3.2	5.4	13.0	10.7	4.4	4.0	1.1	(0.6)	—	—	21.7	19.5	3.9	8.1	(25.6)	(27.6)	—	—
Total sales revenue	4,048.9	3,696.4	2,560.9	2,571.7	2,978.6	2,971.2	1,292.1	1,218.7	174.5	182.2	8.6	25.4	11,063.6	10,665.6	401.3	461.6	(25.6)	(27.6)	11,439.3	11,099.6
Share of net profits of associates	—	—	—	—	—	—	—	—	9.8	1.8	—	—	9.8	1.8	—	—	—	—	9.8	1.8
Other revenue	29.9	29.8	12.7	14.5	20.1	18.5	0.6	7.0	99.4	1.1	13.5	(0.7)	176.2	70.2	7.5	13.0	—	—	183.7	83.2
Total segment revenue	4,078.8	3,726.2	2,573.6	2,586.2	2,998.7	2,989.7	1,292.7	1,225.7	283.7	185.1	22.1	24.7	11,249.6	10,737.6	408.8	474.6	(25.6)	(27.6)	11,632.8	11,184.6
Segment result
Profit before depreciation, amortisation interest, related income tax expense and significant items	451.6	457.3	384.2	431.1	289.6	291.4	78.4	67.3	36.7	31.7	(40.6)	(48.0)	1,199.9	1,230.8	49.2	52.8	—	—	1,249.1	1,283.6
Depreciation and amortisation	206.6	197.5	121.8	115.3	101.2	101.0	13.3	12.6	6.9	8.6	2.0	4.3	451.8	439.3	21.6	22.5	—	—	473.4	461.8
Profit before interest, related income tax expense and significant items	245.0	259.8	262.4	315.8	188.4	190.4	65.1	54.7	29.8	23.1	(42.6)	(52.3)	748.1	791.5	27.6	30.3	—	—	775.7	821.8
Net finance costs													(242.2)	(160.7)	(4.4)	(5.7)			(246.6)	(166.4)
Profit from ordinary activities before related income tax and significant items																			529.1	655.4
Significant items before related income tax expense	(22.5)	(107.3)	—	(108.7)	(71.9)	(57.4)	—	—	93.8	(9.6)	(0.4)	(6.1)	(1.0)	(289.1)	(63.1)	(35.3)	—	—	(64.1)	(324.4)
Profit before related income tax expense																			465.0	331.0
Income tax expense													(92.3)	(72.4)	6.5	(0.2)			(85.8)	(72.6)
Profit for the financial year																			379.2	258.4

													Total				Unallocated/ Inter-
	Amcor		Amcor		Amcor		Amcor		Amcor				continuing		Discontinued		segment
	PET		Australasia		Flexibles		Sunclipse		Asia		Other		operations		operations		eliminations		Consolidated
For the year ended 30 June $ million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Segment assets	3,853.4	3,786.0	2,552.4	2,558.2	2,312.3	2,412.0	548.5	517.7	409.8	285.8	98.1	5.8	9,774.5	9,563.5	—	582.1	(9.6)	(36.3)	9,764.9	10,109.3
Segment liabilities	(974.2)	(955.4)	(536.2)	(520.3)	(889.6)	(793.2)	(144.8)	(133.2)	(33.3)	(44.1)	(179.7)	(222.1)	(2,757.8)	(2,668.3)	—	(143.7)	9.6	36.3	(2,748.2)	(2,775.7)
Unallocated corporate borrowings																			(3,239.6)	(3,105.7)

Total liabilities																			(5,987.8)	(5,881.4)

Investments in associates accounted for using the equity method	—	—	—	—	—	—	—	—	283.1	40.7	—	—	283.1	40.7	—	—	—	—	283.1	40.7
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	231.5	225.3	123.2	189.4	107.4	205.9	15.2	23.2	64.1	42.8	1.8	0.2	543.2	686.8	10.0	6.1	—	—	553.2	692.9
Impairment losses – inventories (Note 6)	0.8	2.9	8.4	7.8	3.1	12.2	—	0.5	1.8	1.0	—	—	14.1	24.4	3.7	2.4	—	—	17.8	26.8
Impairment losses – trade receivables (Note 6)	2.9	5.9	(1.9)	3.1	(6.1)	3.2	3.4	3.6	1.0	0.3	4.7	(1.9)	4.0	14.2	—	—	—	—	4.0	14.2
Reversal of previous impairment losses (Note 6)	—	(2.7)	(7.1)	—	—	—	—	—	—	—	—	—	(7.1)	(2.7)	—	—	—	—	(7.1)	(2.7)
Other non-cash expenses	76.4	30.4	55.6	52.6	60.1	33.5	(0.4)	(1.7)	1.4	1.0	(35.3)	76.6	157.8	192.4	10.3	7.3	—	—	168.1	199.7

(d) Geographic segments

	Australia and New Zealand		Europe		North America		Latin America		Asia		Consolidated
For the year ended 30 June $ million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total external segment revenue	2,557.7	2,566.3	3,448.3	3,547.5	3,806.4	3,425.9	1,024.5	895.7	205.0	210.7	11,041.9	10,646.1
Segment assets	2,178.4	2,518.0	3,344.7	2,562.0	2,781.3	3,104.7	1,011.2	1,004.5	449.3	338.0	9,764.9	9,527.2
Acquisition of property, plant and equipment, intangibles and investments in associates	125.0	189.6	140.0	225.0	133.3	180.1	80.8	49.3	64.1	42.8	543.2	686.8

The geographic segments have been prepared for continuing operations only.

Note 5 Revenue, Other Income and Financial Income

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Revenue from continuing operations
Sales Revenue
Revenue from sale of goods	11,041.9	10,646.1	—	—
Other income
Dividend received/receivable
• Controlled entities	—	—	18.9	40.6
• Other	0.4	0.6	—	—
	0.4	0.6	18.9	40.6
Sub-lease rentals	4.8	3.8	—	—
Net profit on disposal of property, plant and equipment	4.0	8.4	—	0.1
Net profit on disposal of businesses	0.4	3.8	—	—
Net foreign exchange gains	4.1	4.5	—	324.1
Fair value gains on other financial assets designated at fair value through income statement	11.4	—	10.2	—
Government grants	1.9	1.7	—	—
Other	52.4	47.4	1.6	1.5
Significant Items
Fair value gains on derivatives related to Vision Grande acquisition	32.0	—	—	—
Gain arising from associate’s equity issue – Vision Grande	12.5	—	—	—
Net profit on disposal of controlled entities to Vision Grande	52.3	—	—	—
Total other income	176.2	70.2	30.7	366.3
Financial income
Interest received/receivable
• Controlled entities	—	—	359.2	320.5
• Other	21.7	20.4	1.7	2.6
Total financial income	21.7	20.4	360.9	323.1

(a) Discontinued operations

For details of revenue and other income related to discontinued operations during the year ended 30 June 2006, (refer Note 12).

Note 6 Expenses

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Profit before related income tax includes the following specific expenses:
Depreciation:
• Property, plant and equipment (refer Note 1(r))	422.4	416.7	0.6	0.6
Amortisation:
• Leased assets (refer Note 1(r))	9.4	7.7	—	—
• Other intangibles	20.0	14.9	0.8	0.5
	451.8	439.3	1.4	1.1
Financial expenses
Interest paid/payable:
• Controlled entities	—	—	181.3	125.3
• Finance charges on leased assets	3.3	4.0	—	—
• Other	254.9	172.9	104.9	91.0
Amount capitalised (refer Note 1(u))	(2.1)	(3.7)	—	—
	256.1	173.2	286.2	216.3
Borrowing costs	7.8	7.9	0.7	0.8
Total financial expenses	263.9	181.1	286.9	217.1
Impairment of trade receivables	4.0	14.2	—	—
Provisions:
• Employee entitlements and directors’ retiring allowances	65.8	69.7	1.6	1.6
• Write-downs of inventories	14.1	24.4	—	—
• Insurance/workers’ compensation and other claims	34.8	43.1	—	—
• Onerous contracts	27.2	12.8	—	—
• Decommissioning expenses	5.6	2.1	1.5	0.3
• Restructuring	82.3	70.0	—	—
Employee benefits expense:
• Wages and salaries	1,813.1	1,643.4	24.1	19.8
• Worker’ compensation and other on-costs	162.9	91.6	—	—
• Superannuation costs – defined benefit plans	41.8	46.8	1.5	0.3
• Superannuation costs – accumulation funds	45.6	54.5	—	—
• Other employment benefits expense	15.2	3.2	4.0	3.1
• Share-based payments expense	2.8	4.4	2.8	4.4
Total employee benefits expense	2,081.4	1,843.9	32.4	27.6
Rental expense relating to operating leases:
• Minimum lease payments	100.6	124.7	1.0	1.0
• Contingent rentals	8.6	—	—	—
Total rental expense relating to operating leases	109.2	124.7	1.0	1.0
Asset impairment reversal (refer Note 1(r))	(7.1)	(2.7)	—	—
Asset impairments	66.8	227.0	—	—
Goodwill impairment	—	6.3	—	—
Net loss on sale of receivables	4.3	3.0	—	—
Research	37.0	39.7	0.1	0.3
Foreign exchange losses (refer Note 5 for net gains)
• Net foreign exchange losses	—	—	237.8	—

Note 7 Significant Items – Income/(Expense)

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Significant items before related income tax expense
Income
Fair value gains on derivatives related to Vision Grande acquisition	32.0	—	—	—
Gain arising from associate’s equity issue – Vision Grande(1)	12.5	—	—	—
Net profit on disposal of controlled entities to Vision Grande(2)	52.3	—	—	—
	96.8	—	—	—
Expense
PET business integration and restructure	(10.1)	(51.8)	—	—
Flexibles market sector rationalisation	(53.7)	(34.2)	—	—
Disposal of Asian corrugated, sacks and closures businesses	(7.2)	—	—	—
Closures business restructure and loss on disposal	(18.6)	—	2.8	—
Asset impairments	(66.8)	(238.4)	—	—
Onerous leases and curtailment of pension funds	(4.5)	—	—	—
	(160.9)	(324.4)	2.8	—
Significant items before related income tax expense	(64.1)	(324.4)	2.8	—
Related income tax (expense)/benefit on significant items (where applicable)
Income tax benefit on PET business integration and restructure	1.5	14.8	—	—
Income tax benefit on Flexibles market sector rationalisation	14.8	9.5	—	—
Closures business restructure and loss on disposal	3.6	—	—	—
Income tax benefit on asset impairments	3.4	34.3	—	—
Income tax benefit on onerous leases and curtailment of pension funds	2.0	—	—	—
Income tax benefit on significant items	25.3	58.6	—	—
Significant items after related income tax expense	(38.8)	(265.8)	2.8	—

Significant items attributable to:
Members of Amcor Limited	(54.6)	(265.8)	2.8	—
Minority interest	15.8	—	—	—
	(38.8)	(265.8)	2.8	—
Significant items before related income tax expense:
Continuing operations	(1.0)	(289.1)	—	—
Discontinued operations	(63.1)	(35.3)	2.8	—
	(64.1)	(324.4)	2.8	—
Related income tax (expense)/benefit on significant items:
Continuing operations	16.0	54.1	—	—
Discontinued operations	9.3	4.5	—	—
	25.3	58.6	—	—
Significant items after related income tax expense
Continuing operations	15.0	(235.0)	—	—
Discontinued operations	(53.8)	(30.8)	—	—
	(38.8)	(265.8)	2.8	—

(1)    The amount represents the increase in Amcor’s share of the associate’s net worth, as a result of an equity issue by the associate.

(2)    During the year, the Group’s China based tobacco packaging plants were sold to Vision Grande, an associate.

Details of consolidated significant items before income tax

	Restructuring					Disposal of
2006		Plant	Onerous	Pension	Impairment	controlled
$ million	Redundancy	Closure	Lease	Curtailment	of Assets	entities	Other		Total
PET	(4.0)	(6.1)	(6.0)	1.9	(8.3)	—	—		(22.5)
Flexibles	(3.0)	(47.9)	—	—	(18.2)	—	(2.8)		(71.9)
Closures	(5.4)	—	—	—	(15.5)	(13.1)	—		(34.0)
Asia	(0.5)	—	—	—	(24.8)	45.5	44.5	(1)	64.7
Corporate	—	—	(1.8)	1.4	—	—	—		(0.4)
Total	(12.9)	(54.0)	(7.8)	3.3	(66.8)	32.4	41.7		(64.1)

(1)    Comprises fair value gains on derivatives related to the Vision Grande acquisition ($32 million) and gains arising from Vision Grande’s equity issue ($12.5 million).

	Restructuring
2005		Plant	Onerous	Goodwill	Impairment
$ million	Redundancy	Closure	Lease	Impairment	of Assets(1)	Total
PET	(20.7)	(19.1)	(12.0)	(5.6)	(49.9)	(107.3)
Australasia	—	—	—	—	(108.7)	(108.7)
Flexibles	(27.7)	(6.5)	—	—	(23.2)	(57.4)
Asia	—	—	—	(0.7)	(44.2)	(44.9)
Corporate	—	—	—	—	(6.1)	(6.1)
Total	(48.4)	(25.6)	(12.0)	(6.3)	(232.1)	(324.4)

(1)    Comprises $7.3 million related to inventory, $1.1 million related to other intangibles, $0.4 million related to other non-current assets and the balance relates to property, plant and equipment reflecting the reassessment of carrying values in a number of operating units.

Note 8 Revision of Estimates

Revision of useful lives of property, plant and equipment

During the year ended 30 June 2006, the useful lives of certain items of plant and equipment were reassessed. The financial effect of this reassessment, assuming the assets are held until the end of their estimated useful lives, is to decrease consolidated depreciation expense in the current year and for the next four years, by the following amounts:

$ million	Consolidated	Amcor Limited
2006	10.8	—
2007	10.8	—
2008	10.8	—
2009	10.8	—
2010	10.8	—

Note 9 Income Tax Expense

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(a) Income tax expense
Current tax expense	(92.6)	(91.4)	42.3	26.6
Adjustments relating to current tax expense of prior periods	0.3	8.6	6.4	8.1
Benefit arising from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce current tax expense	12.3	11.1	—	—
Total current tax expense	(80.0)	(71.7)	48.7	34.7
Deferred tax expense relating to the origination and reversal of temporary differences	(5.8)	(0.9)	57.3	(95.0)
Total deferred tax expense	(5.8)	(0.9)	57.3	(95.0)
Total income tax (expense)/benefit	(85.8)	(72.6)	106.0	(60.3)
Income tax expense is attributable to:
Profit from continuing operations	(92.3)	(72.4)	106.0	(60.3)
Profit from discontinued operations	6.5	(0.2)	—	—
Total income tax (expense)/benefit	(85.8)	(72.6)	106.0	(60.3)
Deferred income tax revenue (expense) included in income tax expense comprises:
(Decrease)/increase in deferred tax assets (refer Note 20)	48.6	(33.0)	54.2	(95.2)
Decrease/(increase) in deferred tax liabilities (refer Note 31)	(54.4)	32.1	3.1	0.2
	(5.8)	(0.9)	57.3	(95.0)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit from continuing operations	508.9	350.0	(180.3)	431.8
Loss from discontinued operations	(43.9)	(19.0)	—	—
Profit before related income tax expense	465.0	331.0	(180.3)	431.8
Tax at the Australian tax rate of 30% (2005: 30%)	(139.5)	(99.3)	54.1	(129.5)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Net operating items non-deductible/non-assessable for tax	(10.3)	(21.2)	(12.3)	(13.3)
Goodwill tax adjustments	1.7	(2.1)	—	—
Net significant items non-deductible/non-assessable for tax	(10.4)	(30.6)	0.8	—
Tax rebate on dividends from investments	—	—	5.7	12.2
Capital structures	60.3	57.3	—	—
Tax losses, tax credits and temporary differences not recognised for book in prior years now recouped	12.3	11.1	—	—
Income tax benefit related to tax losses of the wholly-owned subsidiaries in the tax-consolidated group	—	—	51.3	66.8
	(85.9)	(84.8)	99.6	(63.8)
(Under)/over provision in prior year	11.9	8.6	6.4	3.5
Foreign tax rate differential	(11.8)	3.6	—	—
Total income tax (expense)/benefit	(85.8)	(72.6)	106.0	(60.3)

(c) Amounts recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity
Net deferred tax – debited/(credited) directly to equity (refer Notes 20 and 31)	(12.2)	(11.0)	(1.4)	4.4
	(12.2)	(11.0)	(1.4)	4.4

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	635.2	658.2	—	—
Potential tax benefit at applicable tax rates	211.3	220.0	—	—

Unused tax losses have been incurred by entities in foreign jurisdictions.

	Gross	Net
Expiration date	Amount	Amount
30 June 2007	30.6	10.4
30 June 2008	25.4	8.8
30 June 2009	31.9	10.1
30 June 2010	30.5	9.7
30 June 2011	29.2	10.2
30 June 2012	25.4	8.7
30 June 2013	30.8	10.4
30 June 2014	35.2	11.4
30 June 2015	15.9	5.6
30 June 2016	17.8	6.2
30 June 2017	15.5	5.4
30 June 2018	15.5	5.4
30 June 2019	15.5	5.4
30 June 2020	15.5	5.4
30 June 2021	3.5	1.2
Indefinite life	297.0	97.0
Total	635.2	211.3

(e) Unrecognised temporary differences

A deferred tax liability has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the consolidated entity’s investments in subsidiaries and associates. The deferred tax liability will only arise in the event of disposal of the subsidiary or associate, and no such disposal is expected in the foreseeable future.

Unremitted earnings of Amcor’s international operations are considered to be reinvested indefinitely and relate to the ongoing operations. Upon distribution of any earnings in the form of dividends or otherwise, Amcor may be subject to withholding taxes payable to various foreign countries. However, such amounts are not considered to be significant. As Amcor controls when the deferred tax liability will be incurred and is satisfied that it will not be incurred in the foreseeable future, the deferred tax liability has not been recognised.

Note 10 Auditors’ Remuneration

	Consolidated		Amcor Limited
$ thousands	2006	2005	2006	2005
Audit services:
KPMG Australian firm:
Audit and review of financial reports	3,062	2,883	1,884	1,765
Overseas KPMG firms:
Audit and review of financial reports	5,209	6,268	—	—
Other regulatory audit services	2,655	2,290	—	—
Total remuneration for audit services	10,926	11,441	1,884	1,765
Other services:
KPMG Australian firm:
Taxation services	400	299	400	299
Other assurance services	515	380	515	340
Overseas KPMG firms:
Taxation services	728	486	—	—
Other assurance services	46	135	—	—
Total remuneration for other services	1,689	1,300	915	639
Total auditors’ remuneration(1)	12,615	12,741	2,799	2,404

(1)    Audit fees for the consolidated entity for 2006 include amounts associated with the audit of transition to AIFRS of $285,000 (2005: $1,560,000). Audit fees for the parent entity for 2006 include amounts associated with the audit of transition to AIFRS of $214,000 (2005: $260,000).

Note 11 Earnings per Share

	2006	2005
	cents	cents
Basic earnings per share
From continuing operations attributable to the ordinary equity holders of the company	44.4	24.2
From discontinued operations	(4.5)	(2.2)
Attributable to the ordinary equity holders of the company	39.9	22.0
Diluted earnings per share
From continuing operations attributable to the ordinary equity holders of the company	43.2	24.1
From discontinued operations	(3.8)	(2.2)
Attributable to the ordinary equity holders of the company	39.4	21.9

$ million	2006	2005
(a) Reconciliation of earnings used in calculating earnings per share
Basic earnings per share
Profit from continuing operations	416.6	277.6
Profit from continuing operations attributable to minority interests	(26.2)	(13.1)
After tax effect of interest on convertible securities	—	(52.3)
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	390.4	212.2
Loss from discontinued operations	(39.1)	(19.5)
Profit attributable to the ordinary equity holders of the company used in calculating basic earnings per share	351.3	192.7
Diluted earnings per share
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	390.4	212.2
Interest savings on convertible securities	48.1	—
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	438.5	212.2
Loss from discontinued operations	(39.1)	(19.5)
Profit attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	399.4	192.7

	millions	millions
(b) Weighted average number of shares used as denominator
Weighted average number of ordinary shares for basic EPS	879.7	879.0
Effect of employee options	0.1	0.1
Effect of partly paid shares	0.3	1.1
Effect of convertible securities	134.0	—
Weighted average number of ordinary shares and potential ordinary shares for diluted EPS	1,014.1	880.2

(c) Information concerning classification of securities

The following securities have been classified as ordinary shares and included in the calculation of basic earnings per share:

•              ordinary shares.

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2006:

•              ordinary shares;

•              partly paid shares;

•              employee options; and

•              convertible securities.

(d) Details of securities

(i) Partly paid ordinary shares

Partly paid ordinary shares do not carry the right to participate in dividends in proportion to the amount paid relative to the total issue price and have not been recognised in ordinary share equivalents in the determination of basic earnings per share. Amounts uncalled on partly paid shares and calls in arrears are treated as the equivalent of options to acquire ordinary shares and are included as potential ordinary shares in the determination of diluted earnings per share.

(ii) Options

Options granted to employees under the Amcor Limited employee share/option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 48.

(iii) Convertible notes

Convertible notes issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. Details relating to the convertible notes are set out in Notes 25 and 30.

Note 12 Discontinued Operations

(a) Description of events

On 23 February 2006, a controlled entity announced the disposal of the White Cap Metal Closures business for $333 million with effect from 1 June 2006.

On 23 February 2006, a controlled entity announced the disposal of the Asian Corrugated business for $12.9 million with effect from 28 February 2006.

Financial information related to these discontinued operations for the period to the date of disposal is set out below. Further information is also provided in Note 4 — Segment information.

The parent entity, Amcor Limited, did not have any discontinued operations during the financial years ended 30 June 2006 or 30 June 2005.

	Total	Total
	discontinued	discontinued
	operations	operations
$ million	2006	2005
(b) Financial performance and cash flow information
The financial performance and cash flow information for the period until disposal and the year ended 30 June 2005 is presented below:
Revenue (refer Note 4)(1)	404.9	466.5
Expenses	(429.4)	(485.5)
Loss before related income tax (expense)/benefit	(24.5)	(19.0)
Income tax (expense)/benefit	5.1	(0.2)
Loss after related income tax (expense)/benefit of discontinued operations	(19.4)	(19.2)
Loss on sale before related income tax benefit	(19.4)	—
Income tax benefit	1.4	—
Loss on sale after related income tax benefit	(18.0)	—
Loss from discontinued operations	(37.4)	(19.2)
Net cash from operating activities	18.1	14.8
Net cash from investing activities (2006 includes an inflow of $297.5 million from the sale of discontinued operations)	289.7	(21.0)
Net cash from financing activities	(34.2)	13.9
Net increase in cash generated	273.6	7.7

(1)    As inter-segment revenue is eliminated for the consolidated results, revenue from discontinued operations shown above is inclusive of revenue from external customers and other revenue only.

	Total	Total
	discontinued	discontinued
	operations	operations
$ million	2006	2005
(c) Carrying amounts of assets and liabilities
The carrying amounts of assets and liabilities as at the date of disposal and as at 30 June 2005 were:
Intangible assets	189.4	172.3
Deferred tax assets	16.4	5.9
Property, plant and equipment	141.3	180.5
Trade and other receivables	152.3	144.5
Inventories	98.4	87.7
Cash and cash equivalents	11.1	20.5
Other	4.5	89.5
Total assets	613.4	700.9
Retirement benefit obligations	45.4	33.4
Provisions	27.8	19.4
Deferred tax liabilities	10.0	9.7
Interest-bearing liabilities	49.8	151.0
Trade and other payables	110.6	87.2
Current tax liabilities	—	3.6
Other	2.0	4.1
Total liabilities	245.6	308.4
Net assets	367.8	392.5

(d) Details of the sale of operations
Consideration received or receivable:
Cash and short-term deposits	308.6	—
Present value of deferred sales proceeds	37.3	—
Total disposal consideration	345.9	—
Less carrying amounts of net assets disposed of	(367.8)	—
Less share of exchange fluctuation reserve	2.5	—
Loss on sale before related income tax benefit	(19.4)	—
Income tax benefit	1.4	—
Loss on sale after related income tax benefit	(18.0)	—
Net cash inflow on disposal
Cash and cash equivalents consideration	308.6	—
Less cash and cash equivalents balance disposed of	(11.1)	—
Reported in the cash flow statement	297.5	—

Note 13 Current Assets – Cash and Cash Equivalents

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Cash on hand and at bank	81.2	198.8	—	3.7
Short-term deposits	17.3	19.0	—	—
Deposits at call	15.4	12.0	—	—
Total cash and cash equivalents	113.9	229.8	—	3.7

The carrying amount of cash and cash equivalents represents their fair value. The weighted average interest rate for cash assets is 2.3% (2005: 1.54%).

Note 14 Current Assets – Trade and Other Receivables

Trade receivables(1)	1,411.5	1,519.4	1.1	0.9
Less impairment losses	(45.3)	(49.7)	—	—
	1,366.2	1,469.7	1.1	0.9
Amounts owing by controlled entities	—	—	6,517.0	5,960.4
Other receivables(2)	239.1	137.7	1.1	5.9
Other loans	22.4	100.4	—	—
Prepayments	64.2	116.9	0.1	37.6
Total current trade and other receivables(3)	1,691.9	1,824.7	6,519.3	6,004.8

(1)      Impaired trade receivables

The consolidated entity has recognised a loss of $4.0 million (2005: $14.2 million) in respect of impaired trade receivables during the financial year ended 30 June 2006.

The loss has been included in ‘general and administration’ expenses in the income statement.

(2)      Other receivables

These amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

(3)      Credit risk

Information concerning credit risk of both current and non-current receivables is set out in Note 2.

Note 15 Current Assets – Inventories

Raw materials and stores at cost	449.6	455.3	—	—
Raw materials at net realisable value	46.7	118.9	—	—
Work in progress at cost	133.6	86.1	—	—
Work in progress at net realisable value	4.9	49.4	—	—
Finished goods at cost	650.4	543.5	—	—
Finished goods at net realisable value	95.1	186.9	—	—
Total inventories	1,380.3	1,440.1	—	—

Write downs of inventories to net realisable value recognised as an expense during the financial year ended 30 June 2006 amounted to $14.1 million (2005: $24.4 million). The expense has been included in ‘cost of sales’ expenses in the income statement. One of the entities of the Group has pledged inventory to the value of $1.8 million (2005: $2.6 million) for a working capital loan from a local bank.

Note 16 Current Assets – Other Financial Assets

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005

Derivative financial instruments – held for trading
Forward exchange contracts	2.5	—	1.3	—
Commodity contracts	0.1	—	—	—
Contracts for cash settled employee share plan options
(‘American’ contracts) (refer Note 18 footnote (1); Note 48(c)(v))	2.6	—	2.6	—
	5.2	—	3.9	—
Derivative financial instruments – cash flow hedges
Forward exchange contracts (refer Note 38(c))	5.2	—	0.2	—
Commodity contracts (refer Note 38(d))	0.4	—	—	—
	5.6	—	0.2	—
Total current other financial assets	10.8	—	4.1	—

Note 17 Non-Current Assets – Investments Accounted for Using the Equity Method

Share of associates (refer Note 45)	283.1	40.7	—	—
Total investments accounted for using the equity method	283.1	40.7	—	—

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. The parent entity does not hold any investments in associates.

Note 18 Non-Current Assets – Other Financial Assets

Shares in controlled entities at cost (refer Note 43)	—	—	4,685.2	4,678.7
Investments in companies listed on stock exchanges – available for sale	4.0	5.7	—	—
Investments in companies not listed on stock exchanges – held for trading	0.3	2.0	—	—
	4.3	7.7	4,685.2	4,678.7
Derivative financial instruments – held for trading
Contracts for cash settled employee share plan options
(‘American’ contracts) (refer Note 48(c)(v))(1)	0.5	—	0.5	—
Contracts for cash settled bonus and retention payment plans
(‘Equity share swap contracts’) (Refer Note 48(c)(i) and (ii))(1)	0.8	—	0.8	—
	1.3	—	1.3	—
Derivative financial instruments – cash flow hedges
Forward exchange contracts (refer Note 38(c))(1)	0.8	—	—	—
	2.1	—	1.3	—
Other receivables(2)	12.7	45.1	6.3	7.3
	12.7	45.1	6.3	7.3
Total non-current other financial assets	19.1	52.8	4,692.8	4,686.0

(1) Employee share plan risk management:

In relation to the cash settled Employee Share Plan Options, the Employee Bonus Payment Plan and the Senior Executive Retention Payment Plan, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited. For all such entitlements offered, the consolidated entity has hedged its exposure by entering into cash settled equity share options or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at 30June 2006:

2006 Equity share option

‘American’ contracts

	Expiry	Contract	Average hedged
	date	amounts	price $
One year or less	11-Sep-06	50,000	8.28
	24-Mar-07	17,800	7.87
More than one year but not more than five years	1-Jul-07	160,000	7.40
	2-Aug-07	21,500	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	289,250	7.87
	2-Aug-10	348,300	6.84
More than five years	1-Nov-12	457,600	8.20

Equity share swap contracts

	Vesting	Contract	Average hedged
	date	amounts	price $
Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
	Dec-05	105,800	7.11
One year or less	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	198,400	7.11
More than one year but not more than five years	Jul-07	20,000	7.11
More than five years	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

2005 Equity share option

‘American’ contracts

	Expiry	Contract	Average hedged
	date	amounts	price $
One year or less	12-Sep-05	100,000	7.20
	29-Jun-06	55,132	6.06
Over one to five years	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	23-Mar-07	17,800	7.87
	1-Jul-07	280,000	7.40
	2-Aug-07	25,000	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	351,550	7.87
More than five years	2-Aug-10	420,000	6.84
	1-Nov-12	517,000	8.20

Equity share swap contracts

	Vesting	Contract	Average hedged
	date	amounts	price $
Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

The net fair value of derivative financial instruments held as at reporting date are:

$ million	2006	2005
Equity share option contracts	0.8	1.5
Equity share swap contracts	3.1	(0.2)
	3.9	1.3

During the year, there was a loss recorded in the income statement of $1.4 million to record the decrease in the fair value of equity share option and swap contracts.

(2) The fair value of non-current loans and other receivables at 30 June 2006 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
$ million	amount	value	amount	value
Other receivables	12.7	12.7	45.1	45.1
	12.7	12.7	45.1	45.1

Note 19 Non-Current Assets – Property, Plant and Equipment

Reconciliations of the carrying amounts for each class of property, plant and equipment:

CONSOLIDATED

		Land		Plant and	Assets under	Finance
$ million	Land	improvements	Buildings	equipment	construction	leases	Total
At 1 July 2004
Cost	293.4	31.4	893.6	7,131.6	76.7	150.4	8,577.1
Accumulated depreciation	(0.4)	(4.0)	(137.2)	(3,591.7)	—	(36.2)	(3,769.5)
Net book amount	293.0	27.4	756.4	3,539.9	76.7	114.2	4,807.6
Financial year ended 30 June 2005
Opening net book amount	293.0	27.4	756.4	3,539.9	76.7	114.2	4,807.6
Additions	1.6	0.8	55.4	520.1	—	—	577.9
Disposals	(11.5)	(0.4)	(19.5)	(36.5)	—	(1.3)	(69.2)
Depreciation/amortisation	(0.2)	(1.8)	(30.5)	(400.0)	—	(7.7)	(440.2)
Acquisitions of businesses and controlled entities	—	—	—	0.1	—	—	0.1
Disposal of businesses and controlled entities	—	—	—	(7.0)	—	(4.2)	(11.2)
Impairment loss recognised	(1.2)	—	(11.6)	(214.2)	—	—	(227.0)
Impairment loss reversed	—	—	—	2.7	—	—	2.7
Foreign exchange fluctuations on translation of overseas controlled entities	(12.9)	(0.3)	(40.0)	(148.1)	(1.6)	(11.0)	(213.9)
Other transfers	—	—	—	44.3	(41.6)	(2.7)	—
Closing net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8
At 30 June 2005
Cost	270.6	30.6	882.4	7,092.7	33.5	126.6	8,436.3
Accumulated depreciation	(1.8)	(4.9)	(172.2)	(3,791.4)	—	(39.3)	(4,009.5)
Net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8
Financial year ended 30 June 2006
Opening net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8
Additions	0.9	1.6	40.6	409.5	9.3	0.6	462.5
Disposals	(5.7)	(0.6)	(17.2)	(5.1)	—	(0.7)	(29.3)
Depreciation/amortisation	—	(0.9)	(40.2)	(401.5)	—	(9.5)	(452.1)
Acquisitions of businesses and controlled entities	—	—	—	0.6	—	—	0.6
Disposal of businesses and controlled entities	(4.4)	(0.1)	(33.4)	(149.6)	—	—	(187.5)
Impairment loss recognised	—	—	—	(66.8)	—	—	(66.8)
Impairment loss reversed	—	—	—	7.1	—	—	7.1
Foreign exchange fluctuations on translation of overseas controlled entities	6.8	0.5	24.9	98.3	1.3	3.7	135.5
Other transfers	(6.1)	—	15.4	23.4	(31.1)	(1.6)	—
Closing net book amount	260.3	26.2	700.3	3,217.2	13.0	79.8	4,296.8
At 30 June 2006
Cost	260.4	32.7	882.6	7,177.8	13.0	130.6	8,497.1
Accumulated depreciation	(0.1)	(6.5)	(182.3)	(3,960.6)	—	(50.8)	(4,200.3)
Net book amount	260.3	26.2	700.3	3,217.2	13.0	79.8	4,296.8

AMCOR LIMITED

		Land		Plant and	Assets under	Finance
$ million	Land	improvements	Buildings	equipment	construction	leases	Total
At 1 July 2004
Cost	—	—	—	3.6	—	—	3.6
Accumulated depreciation	—	—	—	(2.0)	—	—	(2.0)
Net book amount	—	—	—	1.6	—	—	1.6
Financial year ended 30 June 2005
Opening net book amount	—	—	—	1.6	—	—	1.6
Additions	—	—	—	3.3	—	—	3.3
Disposals	—	—	—	(0.2)	—	—	(0.2)
Depreciation/amortisation	—	—	—	(0.6)	—	—	(0.6)
Closing net book amount	—	—	—	4.1	—	—	4.1
At 30 June 2005
Cost	—	—	—	6.4	—	—	6.4
Accumulated depreciation	—	—	—	(2.3)	—	—	(2.3)
Net book amount	—	—	—	4.1	—	—	4.1
Financial year ended 30 June 2006
Opening net book amount	—	—	—	4.1	—	—	4.1
Additions	—	—	—	0.4	—	—	0.4
Disposals	—	—	—	(3.3)	—	—	(3.3)
Depreciation/amortisation	—	—	—	(0.6)	—	—	(0.6)
Closing net book amount	—	—	—	0.6	—	—	0.6
At 30 June 2006
Cost	—	—	—	3.3	—	—	3.3
Accumulated depreciation	—	—	—	(2.7)	—	—	(2.7)
Net book amount	—	—	—	0.6	—	—	0.6

(a) Non-current assets pledged as security

Refer to Notes 24 and 29 for information on non-current assets pledged as security by the parent entity and its controlled entities.

(b) Non-current asset impairments

During the year ended 30 June 2006, the consolidated entity recorded impairments of property, plant and equipment totalling $66.8 million in the following segments:

•             Amcor Flexibles recorded the impairment of the White Cap Metal Closures business of $15.5 million. The recoverable amount of these plants was determined using the ‘fair value less costs to sell’ method which was based on a profit before interest, tax, depreciation and amortisation (PBITDA) multiple of six times. White Cap Metal Closures business was disposed of in the current year. Refer Note 12.

•             Amcor Flexibles also recorded an impairment of a UK-based plant in the Processed Foods CGU of $16.4 million due to poor performance. The recoverable amount of this CGU was determined using value in use calculations which used a post-tax discount rate of 5.58% and tax effected the sum of the resulting discounted cash flows.

•             Amcor Asia recorded a further $22.6 million impairment of the corrugated business due to continued poor performance. The recoverable amount of these plants was determined using value in use calculations which used a discount rate of 8.9%. The Asian corrugated business was disposed of in the current year. Refer Note 12.

•             Amcor PET recorded an impairment of $8.3 million relating to the closure of plants in PET Mexico and Poland. The recoverable amount of these plants was determined using fair value less the costs to sell the particular assets available for sale.

•             Other asset impairments of $4 million were also recorded in the current year.

During the year ended 30 June 2005, the consolidated entity recorded impairments of property, plant and equipment totalling $232.1 million in the following segments:

1.          Amcor PET recorded an impairment of $49.9 million of plant and equipment relating to the decision to close three small Canadian plants in Vancouver, Calgary and Montreal. The recoverable amount of these plants was determined using value in use calculations applying a discount rate of 9%.

2.          Amcor Australasia recorded an impairment of $108.7 million which included the plant and equipment relating to the reduction in the expected useful lives of the Botany and Fairfield paper mills. The recoverable amount of this CGU was determined using value in use calculations applying a discount rate of 15%.

3.          Amcor Flexibles recorded an impairment of $23.2 million of plant and equipment relating to three plants in the Processed Foods CGU. The impairment was a result of ongoing difficult operating conditions in some market segments and geographic regions. The recoverable amount of this CGU was determined using value in use calculations applying a discount rate of 8.5%.

4.          Amcor Asia recorded an impairment of $44.2 million of plant and equipment relating to corrugated assets. The impairment was the result of excess capacity and the inability to pass on linerboard raw material cost increases. The recoverable amount of this CGU was determined using value in use calculations applying a discount rate of 8.9%.

5.          Amcor Corporate recorded an impairment of $6.1 million of plant and equipment relating to its US tube plant. The recoverable amount of these assets was determined using fair value less costs to sell.

(c) Non-current asset impairment reversals

During the year ended 30 June 2006, the consolidated entity recorded impairment reversals of $7.1 million relating to the plant and equipment at the Botany paper mill due to a reassessment of estimates used in the value in use calculation. The discount rate of 15% used in 2005 was not changed. The impairment reversal is shown in the general and administration expenses in the income statement.

Note 20 Non-Current Assets – Deferred Tax Assets

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
The balance comprises temporary differences attributable to:
Amounts recognised in income statement
Impairment of trade receivables	7.9	5.9	—	—
Employee benefits	40.2	44.5	(6.2)	2.2
Valuation of inventories	17.8	12.2	—	—
Other provisions	46.2	35.9	0.1	—
Financial instruments at fair value	(4.3)	—	(4.7)	—
Tax losses	78.6	52.9	—	—
Accruals/other	146.6	138.8	21.9	6.9
	333.0	290.2	11.1	9.1
Amounts recognised directly in equity
Cash flow hedges	20.4	—	13.8	—
Employee benefits	59.5	74.9	19.1	17.7
Exchange fluctuation reserve	19.6	(6.4)	—	—
Other	(2.0)	—	(0.1)	—
	97.5	68.5	32.8	17.7
Set-off of deferred tax liabilities throughout the group pursuant to set-off provisions (refer Note 31)	(39.8)	(8.8)	(7.5)	(26.8)
Net deferred tax assets	390.7	349.9	36.4	—
Movements
Balance at beginning of financial year	349.9	401.3	—	59.8
Change on adoption of AASB 132 and AASB 139 (refer Note 1(z))	22.0	—	13.8	—
Credited/(charged) to the income statement (refer Note 9)	48.6	(33.0)	54.2	(95.2)
Credited/(charged) to equity	8.8	11.0	1.4	(4.4)
Disposal of businesses and controlled entities (refer Note 12)	(16.4)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	14.1	(20.6)	—	—
Other movements	(36.3)	(8.8)	(33.0)	39.8
Balance at end of financial year	390.7	349.9	36.4	—
Deferred tax assets to be recovered after more than 12 months	390.7	349.9	36.4	—

The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.

Note 21 Non-Current Assets – Intangible Assets

CONSOLIDATED

		Internally
	Internal	developed	External
	development	software	software		Other
$ million	costs	costs	costs	Goodwill	External	Total
As at 1 July 2004
Cost	—	31.5	67.5	2,038.4	79.7	2,217.1
Accumulated amortisation and impairment	—	(6.2)	(27.7)	(1.0)	(35.6)	(70.5)
Net book amount	—	25.3	39.8	2,037.4	44.1	2,146.6
Financial year ended 30 June 2005
Opening net book amount	—	25.3	39.8	2,037.4	44.1	2,146.6
Additions	10.5	18.2	26.4	9.1	0.5	64.7
Disposals	—	—	—	—	(3.0)	(3.0)
Acquisition of businesses and controlled entities	—	—	—	5.0	—	5.0
Subsequent recognition of acquired tax losses	—	—	—	(10.5)	0.1	(10.4)
Fluctuations on translation of foreign controlled entities	(0.5)	(0.3)	(1.6)	(175.5)	(1.4)	(179.3)
Impairment losses recognised	—	—	—	(6.3)	(1.7)	(8.0)
Amortisation charge	(2.2)	(0.3)	(15.0)	—	(0.1)	(17.6)
Other transfers	—	—	6.8	—	(6.8)	—
Closing net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0
As at 30 June 2005
Cost	9.9	49.4	107.8	1,877.0	57.4	2,101.5
Accumulated amortisation and impairment	(2.1)	(6.5)	(51.4)	(17.8)	(25.7)	(103.5)
Net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0
Financial year ended 30 June 2006
Opening net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0
Additions	0.5	16.2	9.4	6.1	—	32.2
Disposals	—	—	(1.2)	—	0.2	(1.0)
Disposal of businesses and controlled entities	—	—	(2.5)	(190.0)	—	(192.5)
Subsequent recognition of acquired tax losses	—	—	—	(10.1)	—	(10.1)
Fluctuations on translation of foreign controlled entities	0.6	0.5	1.9	78.4	0.7	82.1
Impairment losses recognised	—	—	—	—	1.1	1.1
Amortisation charge	(1.4)	(3.8)	(16.3)	—	0.1	(21.4)
Other transfers	—	—	22.5	—	(22.5)	—
Closing net book amount	7.5	55.8	70.2	1,743.6	11.3	1,888.4
As at 30 June 2006
Cost	11.3	69.9	139.9	1,769.9	25.2	2,016.2
Accumulated amortisation and impairment	(3.8)	(14.1)	(69.7)	(26.3)	(13.9)	(127.8)
Net book amount	7.5	55.8	70.2	1,743.6	11.3	1,888.4

AMCOR LIMITED

		Internally
	Internal	developed	External
	development	software	software		Other
$ million	costs	costs	costs	Goodwill	External	Total
As at 1 July 2004
Cost	—	—	3.8	—	5.3	9.1
Accumulated amortisation and impairment	—	—	—	—	—	—
Net carrying amount	—	—	3.8	—	5.3	9.1
Financial year ended 30 June 2005
Opening net book amount	—	—	3.8	—	5.3	9.1
Additions	—	—	1.9	—	—	1.9
Amortisation charge	—	—	—	—	(0.5)	(0.5)
Closing net book amount	—	—	5.7	—	4.8	10.5
As at 30 June 2005
Cost	—	—	5.7	—	5.3	11.0
Accumulated amortisation and impairment	—	—	—	—	(0.5)	(0.5)
Net carrying amount	—	—	5.7	—	4.8	10.5
Financial year ended 30 June 2006
Opening net book amount	—	—	5.7	—	4.8	10.5
Additions	—	0.7	3.4	—	2.9	7.0
Disposals	—	—	(0.5)	—	—	(0.5)
Amortisation charge	—	—	(0.6)	—	(0.2)	(0.8)
Closing net book amount	—	0.7	8.0	—	7.5	16.2
As at 30 June 2006
Cost	—	0.7	8.6	—	8.2	17.5
Accumulated amortisation and impairment	—	—	(0.6)	—	(0.7)	(1.3)
Closing net book amount	—	0.7	8.0	—	7.5	16.2

The parent entity external software costs includes $7.1 million (2005: $4.8 million) for SAP licences. These are perpetual licences currently held as indefinite life intangible assets on behalf of the consolidated group. Within the next two years, as SAP software is progressively implemented across the group, these licences will be transferred to entities within the consolidated group and at that time they will be in use and amortised according to Group Accounting Policy (refer Note 1(s)(ii)).

There are no other indefinite life intangible assets for the parent and the consolidated group.

(a) Impairment tests for goodwill

Goodwill acquired in a business combination is allocated to groups of cash-generating units (CGUs) according to the level at which management monitors goodwill.

A CGU summary of the goodwill allocation is presented below:

	Consolidated
$ million	2006	2005
PET
North America	663.6	646.6
Europe/Asia	248.1	240.2
Latin America	226.8	216.6
Australasia
Flexibles packaging division	42.2	43.0
Fibre packaging division	51.7	52.2
Beverage can group	15.0	16.8
Other	2.1	2.5
Flexibles
Healthcare	192.2	191.7
Food	175.1	148.7
Rentsch	14.6	13.6
Closures	—	169.2
Sunclipse
North America distribution	89.3	87.8
North America corrugator	10.8	9.4
North America multi purpose packaging	26.4	25.4
Other (including utilisation of acquired tax losses)	(14.3)	(4.5)
	1,743.6	1,859.2

The goodwill amounts allocated above are tested annually or semi-annually if there are indicators of impairment, by comparison with the recoverable amount of each CGU’s assets. Recoverable amounts for CGUs are based on value-in-use, which is calculated from cash flow projections for 10 years using data from the Group’s latest internal forecasts. The key assumptions for the value-in-use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimates discount rates for each CGU using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the countries in which the CGUs operate for which the future cash flow estimates have not been adjusted. Changes in selling prices and direct costs are based on past experience and management’s expectation of future changes in the markets in which the consolidated entity operates.

The forecasts are extrapolated beyond four years based on growth rates representing a maximum of 7% in specific high growth sectors to negative 24% in particular low growth sectors. Generally, the average growth rates applied were conservative at between 2% positive and 2% negative.

The pre-tax discount rates used to calculate value in use range from 7% to 16%. These discount rates are derived from the group’s post-tax weighted average cost of capital, as adjusted for the specific risks relating to each geographical region.

In June 2006, impairment reviews were performed by comparing the carrying value of assets and goodwill with the recoverable amount of the CGUs to which goodwill has been allocated. Management determined that there has been no impairment.

(b) Impairment charge and reversals

Prior to the half year ended 31 December 2005, indicators of impairment were identified in the White Cap Metal Closures business in Europe and Asia and the Corrugated business in Asia. An assessment was carried out on each business using the value in use methodology and the carrying amounts of the businesses were reduced to their recoverable amounts through recognition of impairment losses against goodwill of $15.5 million and $22.6 million respectively. These impairments have been disclosed as part of the loss from discontinued operations in the income statement. On 1 June 2006, the White Cap Closures business was sold and, on 28 February, the Asia Corrugated business was sold (refer to Note 12 for more details).

(c) Estimated future amortisation charge on other intangibles

Financial year ending:	$ million
30 June 2007	22.7
30 June 2008	21.4
30 June 2009	13.9
30 June 2010	10.7
30 June 2011	8.5

Note 22 Non-Current Assets – Other

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Supply contract deposits	36.2	34.1	—	—
Other non-current financial assets(1)	—	10.4	1.3	10.4
Other non-current assets	44.3	51.8	3.8	0.1
Total other non-current assets	80.5	96.3	5.1	10.5

(1) The financial statements as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 1(a).

Note 23 Current Liabilities – Trade and Other Payables

Unsecured creditors:
Trade creditors	1,544.0	1,493.6	1.1	9.2
Deferred grant income	1.8	1.0	—	—
Other creditors and accruals	530.8	501.4	51.9	26.7
Total trade and other payables	2,076.6	1,996.0	53.0	35.9

Note 24 Current Liabilities – Interest-Bearing
Liabilities

		Consolidated		Amcor Limited
$ million	Footnote	2006	2005	2006	2005
Secured borrowings:
Bank overdrafts	(1), (2)	—	0.4	—	—
Bank loans	(3)	5.9	3.1	—	—
Other loans	(2)	—	157.8	—	—
Lease liabilities (refer Note 41)	(7)	6.9	2.2	—	—
Total secured current interest-bearing liabilities		12.8	163.5	—	—
Unsecured borrowings:
Bank overdrafts	(1)	48.9	15.6	5.8	—
Commercial paper	(4)	211.0	307.7	130.2	209.3
Bank loans	(5), (6)	405.5	389.3	325.1	45.5
Other loans	(6)	12.2	11.1	—	—
Amounts owing to controlled entities		—	—	4,109.1	3,594.8
Total unsecured current interest-bearing liabilities		677.6	723.7	4,570.2	3,849.6
Total current interest-bearing liabilities		690.4	887.2	4,570.2	3,849.6

Details of the interest rate risk and fair value of interest-bearing liabilities for the consolidated entity are set out in Notes 38(b) and 38(e) and details of non-current interest-bearing liabilities are set out in Note 29.

(1)             The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $109.8 million (2005: $92.8 million). As at 30 June 2006, the unused portions of the facilities were $60.9 million (2005: $76.8 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)             These bank overdrafts and other loans are secured by a charge over assets of certain controlled entities.

(3)             Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $6.6 million (2005: $11.2 million). The carrying value of the pledged property is $19.8 million (2005: $11.2 million).

(4)             Borrowings in commercial paper markets include:

Promissory note facility

This is an uncommitted promissory note facility of $600 million. This facility continues indefinitely until terminated by giving written notice to the dealer panel.

As at 30 June 2006, there were $89.7 million in promissory notes outstanding with an average maturity of 32 days (2005: $149 million).

Euro-commercial paper program

A US$200 million non-underwritten facility under which commercial paper can be issued into the Asian and European capital markets. As at 30 June 2006, there were nil Euro notes outstanding (2005: nil).

US commercial paper program

This is an uncommitted commercial paper program of US$400 million (2005: US$200 million). As at 30 June 2006, A$121.3 million of commercial paper was outstanding with an average maturity of 39 days (2005: A$158.7 million).

(5)             Various bank borrowings including:
Amcor Limited – $300 million multi-currency facility maturing in December 2006. $300 million (2005: $nil) drawn under this facility bears interest at BBSY or LIBOR plus an applicable credit margin. Amcor Limited – $25.0 million (2005: $45.5 million) drawn under uncommitted at call facilities. Amounts borrowed under these facilities bear interest at the overnight cash rate plus an applicable margin.

(6)             Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

(7)             Lease liabilities (other than liabilities recognised in relation to surplus space under non-cancellable operating leases) are effectively secured as the rights to the leased assets recognised in the financial statement revert to the lessor in the event of default.

Note 25 Current Liabilities – Subordinated
Convertible Securities

		Consolidated		Amcor Limited
$ million	Footnote	2006	2005	2006	2005
1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes (refer Note 1(p))	(1)	246.0	—	246.0	—
PACRS2 (refer Note 1(p))	(2)	218.2	—	—	—
Total subordinated convertible securities(3)	(3)	464.2	—	246.0	—

(1)    Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Receipts, representing four ordinary shares of the company, at a rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted. The actual conversion rate will depend on the average closing sale price for the American Depository shares on NASDAQ for the five trading days prior to the conversion date. The notes were convertible from 19 November 1996 and may be converted prior to 18 November 2006.

These notes have no maturity dates, are only redeemable after 18 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other creditors of the company other than subordinated creditors. Amcor Limited has announced its intention to redeem. Interest on these notes is payable semi-annually.

During the year ended 30 June 2006, 959,699 notes were converted to 10,016,192 ordinary shares (2005: 1,000).

As at 30 June 2006, 3,631,543 notes remain outstanding (2005: 4,591,242).

(2)    PACRS are Perpetual Amcor Convertible Reset Securities of which there were two tranches as follows:

	CONSOLIDATED		CONSOLIDATED
	2006 – AIFRS		2005 – AGAAP
	No. ‘000	$m	No. ‘000	$m
Current and non-current – Perpetual Amcor Convertible Reset Securities (PACRS)
PACRS1	—	—	4,000.0	389.2
PACRS2	2,099.0	218.2	2,099.0	207.4
Balance at end of financial year	2,099.0	218.2	6,099.0	596.6

PACRS1 were fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest was paid semi-annually on PACRS1 at a coupon rate of 8.5733% per annum, fixed until the first reset date on 30 April 2006.

On 25 January 2006, Amcor announced that PACRS1 would be converted to equity on 30 April 2006. Prior to the conversion, Amcor offered to repurchase the PACRS1 notes off-market to provide holders with a cash alternative to receiving ordinary shares.

The offer price for the repurchase of PACRS1 notes was $105.2632 per note with settlement of the repurchase occurring on 28 April 2006. Holders accepting the repurchase offer received the full amount of interest for the final interest period up to the conversion date of 30 April 2006. The offer price, together with the final interest payment of $4.2514 per note, reflected the full value of the conversion terms.

Acceptances were received in relation to 3,434,736 PACRS1 notes. The remaining 565,264 PACRS1 notes were converted into 8,187,171 ordinary shares in Amcor Limited.

Also on 25 January 2006, Amcor announced its intention to commence an on-market share buy-back program to acquire shares equivalent to the number arising on conversion of the PACRS1 remaining after the repurchase program. Refer Note 33(a) for details of the share buy-back.

PACRS2 are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest is paid semi-annually on PACRS2 at a coupon rate of 8.57% per annum fixed until the first reset date on 30 April 2007.

On reset dates, holders of PACRS2 may convert some or all outstanding PACRS2 into ordinary shares calculated with reference to the conversion discount. The issuer may convert some or all of the outstanding PACRS2 on or before a reset date by giving at least 30 ASX business days’ notice at any time in the six months before reset date. Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

(3)    Adequate committed facilities exist to refinance the PRIDES and PACRS2, if required (refer Note 29).

Note 26 Current Liabilities – Other Financial
Liabilities

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Derivative financial instruments – held for trading
Forward exchange contracts (refer Note 38(c))	0.3	—	—	—
	0.3	—	—	—
Derivative financial instruments – cash flow hedges
Forward exchange contracts (refer Note 38(c))	1.2	—	—	—
Commodity contracts (refer Note 38(d))	1.7	—	—	—
	2.9	—	—	—
	3.2	—	—	—

Note 27 Current and Non-Current Liabilities –
Provisions

			Consolidated		Amcor Limited
$ million	Footnote		2006	2005	2006	2005
Current
Dividends/distributions	(i	)	—	8.7	—	—
Employee entitlements and directors’ retirement allowances			135.5	137.8	1.6	2.1
Insurance and other claims	(ii	)	58.0	53.3	—	—
Onerous contracts	(iii	)	23.2	17.4	—	—
Decommissioning costs	(iv	)	0.4	1.4	—	—
Amcor Flexibles restructuring	(v	)	45.5	19.4	—	—
Amcor PET/Amcor Closures restructuring	(vi	)	8.7	11.0	—	—
Other business groups restructuring	(vii	)	18.7	40.0	—	—
Total restructuring provisions			72.9	70.4	—	—
Other current provisions			—	0.3	—	—
Total current provisions			290.0	289.3	1.6	2.1
Non-current
Employee entitlements and directors’ retirement allowances			21.5	27.1	4.1	5.2
Insurance and other claims	(ii	)	21.5	13.7	—	—
Onerous contracts	(iii	)	4.5	5.0	—	—
Decommissioning costs	(iv	)	51.7	50.9	1.8	0.3
Amcor Flexibles restructuring	(v	)	0.9	0.2	—	—
Amcor PET/Amcor Closures restructuring	(vi	)	0.2	1.6	—	—
Other business groups restructuring	(vii	)	—	1.4	—	—
Total restructuring provisions			1.1	3.2	—	—
Other non-current provisions			0.3	—	—	—
Total non-current provisions			100.6	99.9	5.9	5.5
Total provisions			390.6	389.2	7.5	7.6
Reconciliations
Reconciliations of the carrying amounts of each class of provision, except for employee entitlements, are set out below:
(i) Dividends/distributions
Carrying amount at beginning of financial year			8.7	8.8	—	—
Provisions made during the year:
Final dividend 2005			149.3	140.6	149.3	140.6
Interim dividend 2006			149.5	149.6	149.5	149.6
PACRS distribution			—	23.6	—	—
Payments made during the year			(298.8)	(313.9)	(298.8)	(290.2)
Reclassification of PACRS to interest-bearing liabilities			(8.7)	—	—	—
Carrying amount at end of financial year			—	8.7	—	—

(ii) Insurance and other claims

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Current
Carrying amount at beginning of financial year	53.3	67.7	—	—
Provisions made during the year	11.1	32.1	—	—
Payments made during the year	(5.8)	(41.5)	—	—
Disposal of businesses and controlled entities	(0.2)	—	—	—
Provisions released during the year	(1.3)	(2.9)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.9	(2.1)	—	—
Carrying amount at end of financial year	58.0	53.3	—	—
Non-current
Carrying amount at beginning of year	13.7	3.2	—	—
Provisions made during the year	23.7	11.0	—	—
Payments made during the year	(14.0)	—	—	—
Disposal of businesses and controlled entities	(3.7)	—	—	—
Unwinding of discount	0.7	—	—	—
Provisions released during the year	—	(0.2)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	1.1	(0.3)	—	—
Carrying amount at end of financial year	21.5	13.7	—	—

Insurance and other claims provisions include provisions for workers’ compensation, insurance and other claims and are made for claims received and claims expected to be received in relation to incidents occurring prior to 30 June 2006, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(iii) Onerous contracts

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Current
Carrying amount at beginning of financial year	17.4	9.5	—	—
Provisions made during the year	25.7	12.8	—	—
Payments made during the year	(22.6)	(4.1)	—	—
Net transfers in	0.8	2.8	—	—
Disposal of businesses and controlled entities	—	(3.0)	—	—
Provisions released during the year	(0.1)	(0.1)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	2.0	(0.5)	—	—
Carrying amount at end of financial year	23.2	17.4	—	—
Non-current
Carrying amount at beginning of financial year	5.0	7.8	—	—
Provisions made during the year	1.5	—	—	—
Payments made during the year	(1.3)	—	—	—
Net transfers out	(0.8)	(2.8)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	—	—	—
Carrying amount at end of financial year	4.5	5.0	—	—

Onerous contract provisions relate to rental of land and buildings by Amcor Flexibles and PET business groups which are not able to be fully used or sublet by Amcor. The provision reflects only the onerous element of these commitments.

(iv) Decommissioning costs

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Current
Carrying amount at beginning of financial year	1.4	1.4	—	—
Provisions released during the year	(1.0)	—	—	—
Carrying amount at end of financial year	0.4	1.4	—	—
Non-current
Carrying amount at beginning of financial year	50.9	51.1	0.3	—
Provisions made during the year	5.6	2.1	1.5	0.3
Payments made during the year	(0.3)	(0.2)	—	—
Disposal of businesses and controlled entities	(5.3)	—	—	—
Unwinding of discount	1.4	0.9	—	—
Provisions released during the year	(2.4)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	1.8	(3.0)	—	—
Carrying amount at end of financial year	51.7	50.9	1.8	0.3

Provisions for decommissioning relate to either make-good provisions included in lease agreements or decommissioning costs associated with environmental risks for which the consolidated entity has a legal or constructive obligation.

Where lease agreements include requirements to return the property to its original condition, the consolidated entity has made a provision based on an estimate of these costs.

On a number of sites, there are areas of contamination caused by past practice, many of which relate to operations prior to Amcor’s ownership. The provision includes costs associated with the clean-up of sites it owns, or contamination that it caused, to enable ongoing use of the land as an industrial property.

In addition, the consolidated entity recognises the environmental risks associated with underground storage tanks. The provision includes costs associated with the decommissioning, removal or repair of any tanks which may fail integrity tests.

(v) Amcor Flexibles restructuring

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Current
Carrying amount at beginning of financial year	19.4	54.5	—	—
Provisions made during the year	37.3	6.5	—	—
Payments made during the year	(13.7)	(39.0)	—	—
Net transfers in	—	0.6	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	2.5	(3.2)	—	—
Carrying amount at end of financial year	45.5	19.4	—	—
Non-current
Carrying amount at beginning of financial year	0.2	0.5	—	—
Provisions made during the year	0.8	1.5	—	—
Payments made during the year	(0.1)	(1.2)	—	—
Net transfers out	—	(0.6)	—	—
Carrying amount at end of financial year	0.9	0.2	—	—

(vi) Amcor PET/Amcor Closures restructuring

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Current
Carrying amount at beginning of financial year	11.0	8.8	—	—
Provisions made during the year	34.2	24.5	—	—
Payments made during the year	(31.9)	(21.5)	—	—
Net transfers in	—	0.2	—	—
Disposal of businesses and controlled entities	(5.3)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.7	(1.0)	—	—
Carrying amount at end of financial year	8.7	11.0	—	—
Non-current
Carrying amount at beginning of financial year	1.6	0.3	—	—
Provisions made during the year	—	1.5	—	—
Payments made during the year	(1.5)	(0.2)	—	—
Net transfers out	—	(0.2)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	0.2	—	—
Carrying amount at end of financial year	0.2	1.6	—	—

The Amcor Flexibles restructuring provisions include the costs relating to the closure of Hochheim, Colodense and Envi plants. The Amcor PET/Amcor Closure restructuring provisions include the costs of closing the Vancouver, Calgary and Dorval facilities. The consolidated entity has provided for redundancies, other employee costs and site clearance costs.

(vii) Other business groups restructuring

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Current
Carrying amount at beginning of financial year	40.0	25.5	—	—
Provisions made during the year	9.9	35.8	—	—
Payments made during the year	(32.5)	(18.7)	—	—
Net transfers out	—	(1.4)	—	—
Provisions released during the year	(0.3)	(0.8)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	1.6	(0.4)	—	—
Carrying amount at end of financial year	18.7	40.0	—	—
Non-current
Carrying amount at beginning of financial year	1.4	—	—	—
Provisions made during the year	0.1	0.1	—	—
Payments made during the year	(1.6)	—	—	—
Net transfers in	—	1.4	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	(0.1)	—	—
Carrying amount at end of financial year	—	1.4	—	—

Note 28 Non-Current Liabilities – Trade and

Other Payables

Deferred grant income	26.5	26.8	—	—
Other unsecured creditors	4.6	4.8	—	—
Total non-current trade and other payables	31.1	31.6	—	—

Note 29 Non-Current Liabilities –

Interest-Bearing Liabilities

		Consolidated		Amcor Limited
$ million	Footnote	2006	2005	2006	2005
Secured borrowings:
Other loans	(1)	165.2	177.5	—	—
Lease liabilities (refer Note 41)	(6)	57.8	76.2	—	—
Total secured non-current interest-bearing liabilities		223.0	253.7	—	—
Unsecured borrowings:
Bank loans	(2)	586.7	445.7	239.2	65.6
US$ notes	(3)	675.1	655.8	675.1	655.8
Eurobond	(4)	595.5	554.5	595.5	554.5
Other loans	(5)	4.6	7.6	—	—
Total unsecured non-current interest-bearing liabilities		1,861.9	1,663.6	1,509.8	1,275.9
Total non-current interest-bearing liabilities		2,084.9	1,917.3	1,509.8	1,275.9

$ million	2006	2005
Reconciliation of consolidated net debt
• Current (refer Note 24)	690.4	887.2
• Current subordinated convertible securities (refer Note 25)	464.2	—
• Non-current (refer above)	2,084.9	1,917.3
• Non-current subordinated convertible securities (refer Note 30)	—	301.1
Total interest-bearing liabilities	3,239.5	3,105.6
• Cash and cash equivalents (refer Note 13)	(113.9)	(229.8)
Net debt	3,125.6	2,875.8

Details of the interest rate risk and fair value of interest-bearing liabilities for the consolidated entity are set out in Notes 38(b) and 38(e).

(1)             Comprises loans secured over property, plant and equipment in Australian and overseas controlled entities to the extent of $177.4 million (2005: $182.2 million). The carrying value of the pledged property is $180.1 million (2005: $190.1 million).

(2)             Principally relates to bank borrowings in:

•                    Amcor Finance (New Zealand) Limited – A$47.0 million (2005: A$63.4 million) drawn under NZ$100 million revolving cash advance facility maturing in April 2008. This facility bears interest at the bank bill rate plus an applicable credit margin.

•                    Amcor Limited/Amcor UK Finance Limited/Amcor Finance (USA) Inc. – A$534.2 million (2005: A$315.5 million) drawn under a US$1,250 million (2005: US$1,000 million) global syndicated multi-currency facility term-tranche of US$750 million (2005: US$650 million) maturing June 2011. Drawings are in various currencies and bear interest at the applicable BBSY or LIBOR rate plus a credit margin.

(3)             Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market. The notes have final bullet maturities between 2009 and 2017. Interest on these notes is payable semi-annually.

(4)             Represents EUR350 million Amcor Limited unsecured notes issued in the Eurobond market. The notes mature in March 2011 and pay an annual coupon of 4.25%.

(5)             Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

(6)             Lease liabilities (other than liabilities recognised in relation to surplus space under non-cancellable operating leases) are effectively secured, as the rights to the leased assets recognised in the financial statement revert to the lessor in the event of default.

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Financing arrangements
Unrestricted access was available at balance date to the following credit:
Credit standby arrangements
Total facilities
Bank overdrafts	109.8	92.8	5.8	2.0
Unsecured bill acceptance facility	677.4	459.1	514.8	327.9
	787.2	551.9	520.6	329.9
Used at balance date
Bank overdrafts	48.9	16.0	5.8	—
Unsecured bill acceptance facility	211.0	307.7	130.2	209.3
	259.9	323.7	136.0	209.3
Unused at balance date
Bank overdrafts	60.9	76.8	—	2.0
Unsecured bill acceptance facility	466.4	151.4	384.6	118.6
	527.3	228.2	384.6	120.6
Loan facilities
Total facilities	3,354.6	2,899.3	2,297.0	1,691.5
Used at balance date	2,515.4	2,480.8	1,834.9	1,321.4
Unused at balance date	839.2	418.5	462.1	370.1

Note 30 Non-Current Liabilities – Subordinated

Convertible Securities

1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes (refer Note 25 Footnote (1))	—	301.1	—	301.1

Note 31 Non-Current Liabilities – Deferred Tax

Liabilities

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
The balance comprises temporary differences attributable to:
Amounts recognised in income statement
Valuation of inventories	0.6	—	—	—
Financial instruments at fair value	1.6	—	—	—
Depreciation	470.8	403.4	—	—
Other	105.0	116.3	7.5	62.6
	578.0	519.7	7.5	62.6
Amounts recognised directly in equity
Cash flow hedges	(0.4)	—	—	—
Employee benefits	0.1	—	—	—
Exchange fluctuation reserve	3.3	6.4	—	—
	3.0	6.4	—	—
Set-off of deferred tax liabilities pursuant to set-off provisions (refer Note 20)	(39.8)	(8.8)	(7.5)	(26.8)
Net deferred tax liabilities	541.2	517.3	—	35.8
Movements
Balance at beginning of financial year	517.3	585.2	35.8	1.8
Change on adoption of AASB 132 and AASB 139 (refer Note 1(z))	(1.0)	—	0.2	—
Charged/(credited) to the income statement (refer Note 9)	54.4	(32.1)	(3.1)	(0.2)
Charged/(credited) directly to equity	(3.4)	—	—	—
Disposal of businesses and controlled entities (refer Note 12)	(10.0)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	15.0	(27.0)	—	—
Other movements	(31.1)	(8.8)	(32.9)	34.2
Balance at end of financial year	541.2	517.3	—	35.8
Deferred tax liabilities to be settled after more than 12 months	541.2	517.3	—	35.8

Note 32 Non-Current Liabilities – Retirement Benefit Obligations

(a) Description of plans

The consolidated entity participates in a number of pension plans which were established to provide benefits for employees and their dependants. The funds cover company sponsored plans, industry/union plans and government plans.

Company sponsored plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of defined contribution funds, the amounts set out in the appropriate fund rules.

Industry/union plans

Employer companies participate in industry and union plans on behalf of certain employees. These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death. The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Government plans

Employer companies participate in government plans which provide pension benefits on behalf of certain employees. There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Defined benefit plans

The consolidated entity maintains several defined benefit superannuation arrangements internationally. On a vested benefit basis, some arrangements are in actuarial surplus, while others are in a position of actuarial deficiency. Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns. This note sets out the consolidated entity’s position and funding policy in relation to its defined benefit arrangements.

The consolidated entity has no legal obligation to settle any unfunded defined benefit obligation with an immediate contribution or additional one-off contributions. The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisers. The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all consolidated entity defined benefit funds to meet retirement expectations and relevant regulatory requirements. The consolidated entity’s current intention is based on these assumptions. The consolidated entity reserves the right to increase, reduce or suspend its contributions to the funds as it sees fit.

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(b) Defined benefit pension plans
(i) Balance sheet amounts
The amounts recognised in the balance sheet are determined as follows:
Present value of the funded defined benefit obligation	1,034.6	885.4	290.4	265.6
Fair value of defined benefit plan assets	(848.8)	(624.9)	(254.6)	(206.8)
	185.8	260.5	35.8	58.8
Present value of the unfunded defined benefit obligation	27.3	67.2	—	—
Net liability before adjustment for contributions tax	213.1	327.7	35.8	58.8
Amounts not recognised as an asset	0.7	—	—	—
Net liability in the balance sheet	213.8	327.7	35.8	58.8
Net liability in the balance sheet comprises:
Retirement benefit asset	(2.9)	(0.6)	—	—
Retirement benefit obligation	216.7	328.3	35.8	58.8
Total net liability – Defined benefit pension plans	213.8	327.7	35.8	58.8
Total liability – Defined benefit pension plans	216.7	328.3	35.8	58.8
Total liability – Defined benefit non-pension plans (refer Note 32(c)(i))	29.9	30.6	—	—
Total retirement benefit obligations in the balance sheet	246.6	358.9	35.8	58.8

(ii) Allocation of plan assets

	Consolidated		Amcor Limited
	2006	2005	2006	2005
	%	%	%	%
Proportion of the fair value of total plan assets:
Equity securities	54.0	56.0	69.0	67.0
Debt securities	34.0	35.0	21.0	22.0
Real estate	4.0	2.0	—	—
Other assets	8.0	7.0	10.0	11.0
Total	100.0	100.0	100.0	100.0

	Domestic	Foreign
	%	%
Weighted average of fair value of assets by class:
Equity securities	69.0	47.0
Debt securities	21.0	40.0
Real estate	—	6.0
Other assets	10.0	7.0
Total	100.0	100.0

The defined benefit plan assets of the parent entity may include Amcor securities at various times throughout the year. At 30 June 2006, the plan did not hold any Amcor securities (2005: Nil).

(iii) Reconciliations

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Reconciliation of the present value of the defined benefit obligation:
Balance at beginning of financial year	952.6	898.0	265.6	274.6
Current service cost	49.1	46.7	21.0	20.7
Interest cost	43.8	43.6	11.1	13.2
Actuarial gains and losses	17.0	80.8	16.6	(2.2)
Employee contributions	13.2	12.8	2.6	2.5
Benefits paid	(54.4)	(26.5)	(19.5)	(0.4)
Past service cost	1.0	0.3	—	—
Disposal of businesses and controlled entities	(44.9)	—	—	—
Curtailments	(1.4)	(0.3)	—	—
Settlement	(0.1)	(39.6)	—	(39.6)
Expenses, taxes, premiums paid	(10.0)	(5.6)	(7.0)	(3.2)
Plan converted from defined contribution to defined benefit	57.5	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	38.5	(57.6)	—	—
Balance at end of financial year	1,061.9	952.6	290.4	265.6
Funded defined benefit obligation	1,034.6	885.4	290.4	265.6
Unfunded defined benefit obligation	27.3	67.2	—	—
Balance at end of financial year	1,061.9	952.6	290.4	265.6

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Reconciliation of the fair value of defined benefit plan assets:
Balance at beginning of financial year	624.9	600.2	206.8	200.7
Expected return on plan assets	42.7	36.7	15.5	13.3
Actuarial gains and losses	36.9	38.4	12.0	15.4
Contributions by Group companies	104.2	42.3	44.2	18.2
Contributions by plan participants	13.2	12.9	2.6	2.5
Benefits paid	(50.9)	(25.3)	(19.5)	(0.4)
Curtailments	(0.2)	—	—	—
Settlement	(0.1)	(39.6)	—	(39.6)
Expenses, taxes, premiums paid	(10.0)	(5.6)	(7.0)	(3.3)
Plan converted from defined contribution to defined benefit	64.2	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	23.9	(35.1)	—	—
Balance at end of financial year	848.8	624.9	254.6	206.8
(iv) Amounts recognised in income statement
The amounts recognised in the income statement are as follows:
Current service cost	49.1	46.7	21.0	20.7
Interest cost	43.8	43.6	11.1	13.2
Expected return on plan assets	(42.7)	(36.7)	(15.5)	(13.3)
Past service cost	1.0	0.3	—	—
Losses/(gains) on curtailments and benefits paid	(7.4)	(3.1)	—	(2.8)
Total included in employee benefits expense	43.8	50.8	16.6	17.8
Actual return on plan assets	79.6	75.1	27.5	28.7

(v) Amounts recognised in the statement of recognised income and expense
Net actuarial gains/(losses) recognised in the financial year	19.9	(42.4)	(4.6)	17.6

The cumulative amount of actuarial gains/(losses) recognised through the statement of recognised income and expense as at 30 June 2006 is ($22.5) million (2005: ($42.4) million).

(vi) Expected return on assets assumption

The expected rate of return on assets assumption is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class. The returns used for each class are net of tax and investment fees.

(vii) Estimated future benefit payments

	Consolidated
$ million	Domestic	Foreign
Estimated future benefit payments
Financial year ending:
30 June 2007	25.8	21.5
30 June 2008	22.4	21.1
30 June 2009	25.0	23.1
30 June 2010	25.1	24.5
30 June 2011	23.6	25.8
Next five years	134.3	165.7
Total	256.2	281.7

(viii) Investment strategy

The investment strategies for the consolidated entity’s defined benefit plans are varied, with the plans seeking to achieve moderate to high returns within a given risk profile. Investment target strategies for the material defined benefit plans include:

•                     High returns in the long term, while tolerating a reasonably high degree of volatility of returns over the short period.

•                     A balance of equity, debt securities and fixed income securities, which would be expected to produce a moderately high return over the long term, with only a moderate degree of variability of returns over short periods.

•                     Where investments are made in equity securities, ensuring there is an appropriate mix of domestic and international securities.

•                     To achieve returns greater than a predetermined percentage above the prevailing inflation rate.

•                     To ensure all legal obligations are met.

(ix) Estimated future contributions

Employer contributions to the defined benefit pension plans are based on recommendations by the plans’ actuaries. Actuarial assessments are made periodically.

Employer contributions to defined benefit funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $16.4 million for domestic plans and $20.7 million for foreign plans. Employer contributions to defined benefit funds for the parent entity during the financial year ending 30 June 2007 are expected to total $16.4 million.

The consolidated entity and the company have used the AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards paragraph 20A exemption and disclosed amounts under AASB 1 paragraph 20A(p) above for each annual reporting period prospectively from transition date.

(x) Principal actuarial assumptions

The principal actuarial assumptions used for the purposes of reporting under AASB 119 Employee Benefits are as follows:

	Economic assumptions used in making funding recommendations
	Discount rate	Expected return on plan assets	Future salary increases
	%	%	%
30 June 2006
Amcor Limited
Amcor Superannuation Fund	5.0	8.0	4.5
Controlled entities
Amcor Flexibles (UK) Pension Plan	5.2	6.4	4.4
Amcor New Zealand Super Fund	4.0	5.5	3.8
Amcor PET Packaging UK Limited Pension Plan	5.3	7.5	3.7
Amcor PET Packaging Pension Plan USA	6.3	8.0	4.5
Amcor Rentsch/Poly Laupen	3.3	3.5	2.0
Amcor Twinpack Americas Inc Pension Plan for salaried employees	4.5	6.5	4.1
Other funds(3)	3.9	4.8	2.0
30 June 2005
Amcor Limited
Amcor Superannuation Fund	4.5	7.0	4.5
Controlled entities
Amcor Flexibles (UK) Pension Plan	5.0	6.1	4.1
Amcor New Zealand Super Fund	3.9	5.5	3.8
Amcor PET Packaging UK Limited Pension Plan	5.0	7.1	3.3
Amcor PET Packaging Pension Plan USA	5.3	8.0	4.5
Amcor Rentsch/Poly Laupen	3.0	3.5	1.0
Amcor Twinpack Americas Inc Pension Plan for salaried employees	4.5	7.0	3.0
Other funds(3)	4.2	4.1	2.3

(xi) All plans are listed below showing the details of the net financial position and arrangements for employer contributions for funding for each defined benefit plan based on the requirements of AASB 25 Financial Reporting by Superannuation Plans

Defined benefit funds as at 30 June 2006

							Economic assumptions used in
		Fund					making funding recommendations
		assets						Expected
		at net		Accrued				return	Future
	Reporting	market	Accrued	surplus/	Current contribution		Discount	on plan	salary
	date	value	benefits	(deficit)(1)	recommendations	Funding method	rate	assets	increases
		$m	$m	$m			%	%	%
Amcor Limited
Amcor Superannuation Fund(2)	30/6/2006	254.6	265.1	(10.5)	11% of salary plus deemed and salary sacrifice contributions	Target coverage of vested benefits	7.0	8.0	5.0
Controlled entities
Amcor Flexibles (UK) Pension Plan	30/6/2006	188.5	222.4	(33.9)	11.9% of pensionable salary for one category of members (Level B) and 18.9% of pensionable salary for other members	Projected Unit Method	6.3	6.4	4.0
Amcor New Zealand Super(2) Fund	30/6/2006	22.4	23.5	(1.1)	11% of members salaries, including withholding tax	Projected Unit Credit Method	5.5	5.5	4.0
Amcor PET Packaging UK Limited Pension Plan	30/6/2006	19.5	29.1	(9.6)	12.6% of pensionable earnings	Projected Unit Method	7.9	7.5	3.5
Amcor PET Packaging Pension Plan USA	30/6/2006	29.0	30.0	(1.0)	Contributions prescribed by Trust Deed rules	Projected Unit Credit Method	8.0	8.0	4.5
Amcor Rentsch/Poly Laupen	30/6/2006	89.7	71.8	17.9	Contributions prescribed by Trust Deed rules	Method prescribed by statutory legislation	3.5	3.5	—
Amcor Twinpack Americas Inc Pension Plan for salaried employees	30/6/2006	29.5	55.4	(25.9)	Estimated minimum annual employer contribution of CAD 1.24 million for salaried employees	Projected Unit Credit Method	4.3	6.5	2.5
Other funds(3)	Various	94.4	134.4	(40.0)	Various	Various	4.7	4.8	2.0

Defined benefit funds as at 30 June 2005

							Economic assumptions used in
		Fund					making funding recommendations
		assets						Expected
		at net		Accrued				return	Future
	Reporting	market	Accrued	surplus/	Current contribution		Discount	on plan	salary
	date	value	benefits	(deficit)(1)	recommendations	Funding method	rate	assets	increases
		$m	$m	$m			%	%	%
Amcor Limited
Amcor Superannuation Fund(2)	30/6/2004	206.8	250.2	(43.4)	11% of salary plus deemed and salary sacrifice contributions	Target coverage of vested benefits	7.0	7.0	5.0
Controlled entities
Amcor Flexibles (UK) Pension Plan	30/6/2005	180.5	212.9	(32.4)	11.9% of pensionable salary for one category of members (Level B) and 18.9% of pensionable salary for other members	Projected Unit Method	6.3	6.1	4.0
Amcor New Zealand Super (2) Fund	30/6/2005	28.1	24.3	3.8	11% of members salaries, including withholding tax	Projected Unit Credit Method	6.0	5.5	5.0
Amcor PET Packaging UK Limited Pension Plan	30/6/2005	18.7	27.9	(9.2)	12.6% of pensionable earnings	Projected Unit Method	7.9	7.1	3.5
Amcor PET Packaging Pension Plan USA	30/6/2005	20.2	23.1	(2.9)	Contributions prescribed by Trust Deed rules	Projected Unit Credit Method	8.0	8.0	4.5
Amcor Rentsch/Poly Laupen	30/6/2005	66.6	61.7	4.9	Contributions prescribed by Trust Deed rules	Method prescribed by statutory legislation	4.0	3.5	—
Amcor Twinpack Americas Inc Pension Plan for salaried employees	30/6/2005	25.8	48.6	(22.8)	Estimated minimum annual employer contribution of CAD 1.24 million for salaried employees	Projected Unit Credit Method	4.3	7.0	2.5
Other funds(3)	Various	84.0	127.3	(43.3)	Various	Various	4.3	4.6	2.0

(1)	Net financial position of plan

The aggregate deficit of fund assets over accrued benefits calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial date of each fund is $104.1 million (2005: $145.2 million). This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2006, but does represent the most up-to-date information which it has been possible to obtain.

(2)	Net financial position of plan
Relates only to the defined benefit section of the respective funds.
(3)	Other funds comprise the following:
Amcor PET Packaging Canada Inc Plan for hourly paid employees
Amcor PET Packaging Canada Inc Pension Plan and supplemental plan for executive employees
Amcor Gent Plan Belgium
Amcor Halen Plan Belgium
Amcor Flexibles Envi Netherlands
Amcor Flexibles Haarlem Netherlands
Amcor Flexibles Drammen Norway
Amcor Flexibles Schroeder & Wagner
Amcor Flexibles Helio-Folien
Amcor Flexibles Tobepal
Amcor Flexibles Tobefil
Amcor Flexibles France
Amcor Flexibles SPS
Amcor Flexibles Albertazzi
Amcor Flexibles Pension Innerfor Skatteregiene
Amcor Flexibles Avtalesfestet Fortids Pension
Amcor Flexibles Retirement Plan Schupbach AG und Ivers Lee AG
Amcor Flexibles Lund
Amcor PET Packaging Belgium
Amcor PET Packaging Iberia SA
Amcor PET Packaging Germany
White Cap Belguim (2005 Only)
White Cap Germany (2005 Only)
White Cap France (2005 Only)

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(xii) Historic summary
Defined benefit plan obligation	1,062.6	952.6	290.4	265.6
Plan assets	848.8	624.9	254.6	206.8
Surplus/(deficit)	(213.8)	(327.7)	(35.8)	(58.8)
Experience adjustments arising on plan liabilities	(42.0)	(27.1)	(26.2)	(2.1)
Experience adjustments arising on plan assets	37.9	38.6	12.0	15.4

(xiii) Classification of defined benefit related charges in the income statements

The following table sets out the classification of defined benefit related expenses included in the income statement for both pension and non-pension defined benefit plans.

Cost of sales	11.3	5.4	—	—
Sales and marketing expenses	0.5	0.8	—	—
General and administration expenses	29.7	32.3	21.0	17.9
Research and development costs	0.3	8.3	—	—
Net financing costs	2.0	8.5	(4.4)	(0.1)
Total	43.8	55.3	16.6	17.8

(c) Defined benefit non-pension plans

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(i) Balance sheet amounts
The amounts recognised in the balance sheet are determined as follows:
Present value of the funded defined benefit obligation	—	—	—	—
Fair value of plan assets	—	—	—	—
	—	—	—	—
Present value of the unfunded defined benefit obligation	29.9	30.6	—	—
Net liability in the balance sheet	29.9	30.6	—	—

(ii) Allocation of plan assets
Plan assets represent $Nil at 30 June 2006 (2005: $Nil)

(iii) Reconciliations
Reconciliation of the present value of the defined benefit obligation:
Balance at beginning of financial year	30.6	25.0	—	—
Current service cost	1.4	2.9	—	—
Interest cost	1.0	1.6	—	—
Actuarial (gains) and losses	(2.4)	4.0	—	—
Benefits paid	(1.2)	(1.5)	—	—
Curtailments	(2.4)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	2.9	(1.4)	—	—
Balance at end of financial year	29.9	30.6	—	—
Reconciliation of the fair value of defined benefit plan assets:
Balance at beginning of financial year	—	—	—	—
Contributions by Group companies	—	0.3	—	—
Benefits paid	—	(0.3)	—	—
Curtailments	—	—	—	—
Balance at end of financial year	—	—	—	—

(iv) Amounts recognised in income statement
The amounts recognised in the income statement are as follows:
Current service cost	1.4	2.9	—	—
Interest cost	1.0	1.6	—	—
Losses/(gains) on curtailments and benefits paid	(2.4)	—	—	—
Total included in employee benefits expense	—	4.5	—	—
Actual return on plan assets	—	—	—	—

(v) Amounts recognised in the statement of recognised income and expense
Net actuarial gains/(losses) recognised in the financial year	2.4	(4.0)	—	—

The cumulative amount of actuarial gains/(losses) recognised through the statement of recognised income and expense as at 30 June 2006 is $(1.6) million (2005: $(4.0) million).

(vi) Estimated future benefit payments

Consolidated
$ million	Foreign
Estimated future benefit payments
Financial year ending:
30 June 2007	2.4
30 June 2008	1.5
30 June 2009	1.7
30 June 2010	1.9
30 June 2011	1.7
Next five years	8.9
Total	18.1

(vii) Estimated future contributions

Employer contributions to the defined benefit non-pension plans are based on recommendations by the plans’ actuaries. Actuarial assessments are made periodically.

Employer contributions to defined benefit non-pension funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $0.5 million for foreign plans.

(viii) Principal actuarial assumptions

The principal actuarial assumptions used for the purposes of reporting under AASB 119 Employee Benefits are as follows:

	Economic assumptions used in making funding recommendations
	Discount	Future salary	Medical cost
	rate	increases	trend rates
	%	%	%
30 June 2006(1)
Controlled entities
Amcor Flexibles Transpac SA	3.8	—	—
Amcor Flexibles Transpac SA – (Jubilee)	4.7	3.8	—
Amcor Flexibles Schroeder & Wagner GmbH	4.7	—	—
Amcor Flexibles Helio Folien GmbH	3.8	—	—
Amcor Flexibles Helio Folien GmbH – (Jubilee)	4.7	—	—
Amcor Flexible France SA	4.2	2.3	—
Amcor PET Packaging USA Inc. consolidated retiree welfare benefit program	6.3	—	12.0
Amcor PET Packaging Canada Inc. Group Insurance Plans	4.5	—	5.0
30 June 2005(1)
Controlled entities
Amcor Flexibles Transpac SA	2.5	—	—
Amcor Flexibles Transpac SA – (Jubilee)	4.0	3.8	—
Amcor Flexibles Schroeder & Wagner GmbH	4.0	—	—
Amcor Flexibles Helio Folien GmbH	2.5	—	—
Amcor Flexibles Helio Folien GmbH – (Jubilee)	4.0	—	—
Amcor Flexible France SA	4.0	2.3	—
Amcor PET Packaging USA Inc. consolidated retiree welfare benefit program	5.3	—	12.0
Amcor PET Packaging Canada Inc. Group Insurance Plans	4.5	—	5.0

(1) As these non-pension plans do not hold any assets the expected return on plan assets is nil.

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(ix) Historic summary
Defined benefit plan obligation	29.9	30.6	—	—
Plan assets	—	—	—	—
Deficit	29.9	30.6	—	—
Experience adjustments arising on plan liabilities	(0.1)	(2.4)	—	—

(x) Effects of changes in assumed medical cost trend rates

A 1.0% decrease in medical cost trend rates would be expected to reduce service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.1 million respectively. A 1.0% increase in medical cost trend rates would be expected to increase service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.6 million respectively.

(xi) Classification of defined benefit related charges in the income statements

See Note 32(b)(xiii) for defined benefit pension plans.

The consolidated entity and the company have used the AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards paragraph 20A exemption and disclosed amounts under AASB 1 paragraph 20A(p) above for each annual reporting period prospectively from transition date.

Note 33 Contributed Equity

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Issued and paid-up:
890,252,026 ordinary shares with no par value (2005: 878,182,834)(1)	2,810.2	2,725.4	2,810.2	2,725.4
1,317,000 partly paid ordinary shares with no par value (2005: 1,467,000)(2)	0.1	0.1	0.1	0.1
Perpetual Amcor Convertible Reset Securities (2005: 6,099,087)(3)	—	596.6	—	—
Total contributed equity	2,810.3	3,322.1	2,810.3	2,725.5

(1)                                  Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(2)                                  The partly paid ordinary shares comprise 915,000 (2005: 1,035,000) shares paid to five cents and 402,000 (2005: 432,000) shares paid to one cent under Employee Share/Option Plans. The aggregate uncalled capital of $8.9 million (2005: $10.0 million) will be brought to account when these shares are fully paid.

(3)                                  PACRS are now reported as debt (Refer Note 25). Refer Note 1(z) for details on the impact of transition to AASB 132 and AASB 139.

	Consolidated		Consolidated
	2006		2005
	No. ‘000	$m	No. ‘000	$m
(a) Reconciliation of fully paid ordinary shares
Balance at beginning of year	878,183	2,725.5	877,950	2,721.4
Calls on partly paid shares	150	1.1	325	2.1
Issue of shares to employees in lieu of bonus payments (refer Note 48(a))	—	—	34	—
Exercise of options and loan repayments under the Employee Share/Option Plan (refer Note 48(d))	1,903	20.9	2,069	17.3
Conversion of convertible securities (refer Notes 25 and 30)	18,203	121.5	10	0.1
Share buy-back(1)	(8,187)	(57.8)	(2,205)	(15.4)
Transaction costs associated with the issue of capital	—	(0.9)	—	—
Balance at end of year	890,252	2,810.3	878,183	2,725.5

(1)                                  On 25 May 2006 (2005: 19 April 2005), the company completed the on market buy-back of 8,187,171 (2005: 2,205,000) fully paid ordinary shares, representing 0.93% (2005: 0.25%) of ordinary shares on that date. The total consideration of shares bought back on market was $57,836,513 (2005: $15,442,612) being an average, including incidental costs, or $7.06 (2005: $7.00) per share.

	Consolidated		Consolidated
	2006	2006	2005	2005
	No. ‘000	$m	No. ‘000	$m
(b) Reconciliation of partly paid ordinary shares

Balance at beginning of year	1,467	0.1	1,792	0.1
Converted to fully paid ordinary shares	(150)	—	(325)	—
Balance at end of year	1,317	0.1	1,467	0.1

(c) Other equity securities

Refer Note 48 for details of performance rights issues, CEO options and CEO performance rights.

Note 34 Reserves and Retained Profits

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(a) Reserves
Available for sale investments revaluation reserve	(1.8)	—	—	—
Cash flow hedge reserve	(19.0)	—	(21.2)	—
Share-based payments reserve	7.8	4.4	7.8	4.4
Exchange fluctuation reserve	(71.5)	(152.6)	—	—
Total reserves	(84.5)	(148.2)	(13.4)	4.4
Reconciliations
Available for sale investments revaluation reserve
Balance at beginning of financial year	—	—	—	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax (refer Note 1(z))	(1.7)	—	—	—
Revaluation – gross (refer Note 18)	(0.1)	—	—	—
Balance at end of financial year	(1.8)	—	—	—
Cash flow hedge reserve
Balance at beginning of financial year	—	—	—	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax (refer Note 1(z))	(28.0)	—	(24.1)	—
Revaluation – gross	3.5	—	—	—
Deferred tax	(0.8)	—	—	—
Transfer to net profit – gross	7.9	—	4.0	—
Deferred tax	(1.8)	—	(1.3)	—
Transfer to non-financial assets – gross	0.2	—	—	—
Balance at end of financial year	(19.0)	—	(21.2)	—
Share-based payments reserve
Balance at beginning of financial year	4.4	0.7	4.4	0.7
Options expense and other share-based payments	3.5	3.7	3.5	3.7
Transfer to share capital (options exercised)	(0.1)	—	(0.1)	—
Balance at end of financial year	7.8	4.4	7.8	4.4
Exchange fluctuation reserve
Balance at beginning of financial year	(152.6)	—	—	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax (refer Note 1(z))	1.6	—	—	—
Currency translation differences arising during financial year	63.2	(146.2)	—	—
Deferred tax (refer Note 20)	16.3	(6.4)	—	—
Balance at end of financial year	(71.5)	(152.6)	—	—

(b) Retained profits

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Balance at beginning of financial year	726.1	857.7	2,411.8	2,320.2
Adjustment on adoption of AASB 132 and AASB 139, net of tax (refer Note 1(z))	3.2	—	(8.3)	—
Profit attributable to members of Amcor Limited	351.3	245.3	(74.3)	371.5
Actuarial gains/(losses) recognised directly in equity	12.8	(34.4)	(3.3)	10.3
Dividends paid (Note 37)	(298.8)	(290.2)	(298.8)	(290.2)
Distribution paid on PACRS Note 1(z):
• Coupon rate of 8.5733% on $400 million from 1 July 2004 to 30 April 2005	—	(28.7)	—	—
• Coupon rate of 8.5733% on $400 million from 1 May 2005 to 30 June 2005	—	(5.6)	—	—
Distribution paid on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 July 2004 to 30 April 2005	—	(15.0)	—	—
• Coupon rate of 8.57% on $210 million from 1 May 2005 to 30 June 2005	—	(3.0)	—	—
Balance at end of financial year	794.6	726.1	2,027.1	2,411.8

(c) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(o). Amounts are recognised in the income statement when the associated assets are sold or impaired.

(ii) Hedging reserve – cash flow hedges

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options recognised as an expense.

(iv) Exchange fluctuation reserve

Exchange differences arising on translation of foreign controlled operations are taken to the exchange fluctuation reserve, as described in Note 1(o). The reserve is recognised in the income statement when the net investment is disposed of.

Note 35 Minority Interest

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Share capital	36.4	58.0	—	—
Reserves	(5.3)	(14.0)	—	—
Retained profits	20.5	34.0	—	—
Total minority interest	51.6	78.0	—	—

Note 36 Total Equity Reconciliation

CONSOLIDATED

					Total
					Attributable
					to Members
		Contributed		Retained	of the	Minority	Total
$ million	Note	Equity	Reserves	Profits	Parent Entity	Interest	Equity
Balance at 1 July 2005		3,322.1	(148.2)	726.1	3,900.0	78.0	3,978.0
Effect of change in accounting policy, net of tax	1(z)	—	(28.1)	3.2	(24.9)	—	(24.9)
Reclassification of PACRS to interest bearing liabilities	1(z)	(596.6)	—	—	(596.6)	—	(596.6)
Balance at 1 July 2005 – restated		2,725.5	(176.3)	729.3	3,278.5	78.0	3,356.5
Total recognised income and expense for the year		—	88.4	364.1	452.5	34.0	486.5
Contributions of equity, net of transaction costs		142.6	(0.1)	—	142.5	—	142.5
Share-based payments options expense		—	3.5	—	3.5	—	3.5
Share buy-back		(57.8)	—	—	(57.8)	—	(57.8)
Dividends provided or paid		—	—	(298.8)	(298.8)	—	(298.8)
Minority interest buy-out		—	—	—	—	(5.7)	(5.7)
Dividends paid to minority interests in subsidiaries		—	—	—	—	(8.0)	(8.0)
Disposals of controlled entities and businesses		—	—	—	—	(46.7)	(46.7)
Balance at 30 June 2006		2,810.3	(84.5)	794.6	3,520.4	51.6	3,572.0

				Total
				Attributable
				to Members
	Contributed		Retained	of the	Minority	Total
$ million	Equity	Reserves	Profits	Parent Entity	Interest	Equity
Balance at 1 July 2004	3,318.0	0.7	857.7	4,176.4	90.7	4,267.1
Total recognised income and expense for the year	—	(152.6)	210.9	58.3	(2.7)	55.6
Contributions of equity, net of transaction costs	19.5	—	—	19.5	—	19.5
Share-based payments options expense	—	3.7	—	3.7	—	3.7
Share buy-back	(15.4)	—	—	(15.4)	—	(15.4)
Dividends provided or paid	—	—	(290.2)	(290.2)	—	(290.2)
Distribution accrued on PACRS	—	—	(52.3)	(52.3)	—	(52.3)
Minority interest buy-out	—	—	—	—	(3.1)	(3.1)
Dividends paid to minority interests in subsidiaries	—	—	—	—	(6.9)	(6.9)
Balance at 30 June 2005	3,322.1	(148.2)	726.1	3,900.0	78.0	3,978.0

AMCOR LIMITED

				Total
				Attributable
				to Members
	Contributed		Retained	of the	Minority	Total
$ million	Equity	Reserves	Profits	Parent Entity	Interest	Equity
Balance at 1 July 2005	2,725.5	4.4	2,411.8	5,141.7	—	5,141.7
Effect of change in accounting policy (refer Note 1(z))	—	(24.1)	(8.3)	(32.4)	—	(32.4)
Balance at 1 July 2005 – restated	2,725.5	(19.7)	2,403.5	5,109.3	—	5,109.3
Total recognised income and expense for the year	—	2.9	(77.6)	(74.7)	—	(74.7)
Contributions of equity, net of transaction costs	142.6	(0.1)	—	142.5	—	142.5
Share-based payments options expense	—	3.5	—	3.5	—	3.5
Share buy-back	(57.8)	—	—	(57.8)	—	(57.8)
Dividends provided or paid	—	—	(298.8)	(298.8)	—	(298.8)
Balance at 30 June 2006	2,810.3	(13.4)	2,027.1	4,824.0	—	4,824.0

				Total
				Attributable
				to Members
	Contributed		Retained	of the	Minority	Total
$ million	Equity	Reserves	Profits	Parent Entity	Interest	Equity
Balance at 1 July 2004	2,721.4	0.7	2,320.2	5,042.3	—	5,042.3
Total recognised income and expense for the year	—	—	381.8	381.8	—	381.8
Contributions of equity, net of transaction costs	19.5	—	—	19.5	—	19.5
Share-based payments options expense	—	3.7	—	3.7	—	3.7
Share buy-back	(15.4)	—	—	(15.4)	—	(15.4)
Dividends provided or paid	—	—	(290.2)	(290.2)	—	(290.2)
Balance at 30 June 2005	2,725.5	4.4	2,411.8	5,141.7	—	5,141.7

Note 37 Dividends

	Amcor Limited
$ million	2006	2005
(a) Ordinary shares
Final dividend for the financial year ended 30 June 2005 of 17 cents (2004: 16 cents) per fully paid share paid on 28 September 2005 (2004: 29 September 2004)
Franked at 22% based on tax paid at 30%	149.3	—
Franked at 40% based on tax paid at 30%	—	140.6
Interim dividend for the financial year ended 30 June 2006 of 17 cents (2005: 17 cents) per fully paid share paid 31 March 2006 (2005: 23 March 2005)
Franked at 15% based on tax paid at 30%	149.5	—
Franked at 28% based on tax paid at 30%	—	149.6

(b) Dividends not recognised at year end

	Amcor Limited
$ million	2006	2005
In addition to the above dividends, since the end of the financial year, directors have declared a final dividend of 17 cents per fully paid ordinary share, (2005: 17 cents) 15% franked (2005: 22% franked) based on tax paid at 30% of which 75% is sourced from the Conduit Foreign Income Account (2005: Nil). The aggregate amount of the proposed dividend expected to be paid on 29 September 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is:	151.5	149.3

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2006 will be franked out of existing franking credits or franking credits arising from the payment of income tax in the year ending 30 June 2006.

	Amcor Limited
$ million	2006	2005
Franking credits available for subsequent financial years based on a tax rate of 30% (2005: 30%)	—	—

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)  franking credits that will arise from the payment of the amount of the current tax liabilities;

(b)  franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c)  franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $9.7 million (2005: $14.1 million).

(d) Conduit Foreign Income Account

For non-resident shareholders for Australian Tax purposes, future dividends will not be subject to Australian withholding tax to the extent that they are franked or sourced from the parent entity’s Conduit Foreign Income Account. For the dividend payable in September 2006, 75% of the dividend is sourced from the parent entity’s Conduit Foreign Income Account. As a result, 90% of the dividend paid to a non-resident will not be subject to Australian withholding tax.

The balance of the Conduit Foreign Income Account as at 30 June 2006 is $788.4 million (2005: Nil). This will reduce to $673.6 million after payment of the September 2006 dividend.

Note 38 Other Financial Instrument Information

Included below are details of interest rate swap contracts, cross currency interest rate swaps, interest rate risk exposures, forward foreign exchange contracts, commodity swap contracts and fair value assessments. Equity related derivative instruments are included in Note 18.

For all interest rate, foreign exchange and commodity contracts, that are designated as part of a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flows occur, the amount that has been deferred in equity is released to the balance sheet or income statement as appropriate.

At balance date, contracts determined to be an effective hedge were assets of $3.5 million. During the year ended 30 June 2006, $0.2 million (2005: Nil) was removed from equity and added to the measurement of non-financial assets and a $ 7.9 million loss (2005: Nil) was transferred to the income statement. In the year ended 30 June 2006, there was a gain from the increase in fair value of non-designated hedging instruments of $2.4 million.

(a) Interest rate swap contracts and cross currency interest rate swaps

Interest rate swaps and forward rate agreements have been taken out to swap floating rate borrowings into fixed rates and vice versa. Cross currency interest rate swaps have been taken out to swap long-term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the parent entity.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There are no interest rate swap contracts currently in place over the consolidated entity’s borrowings (2005: swap contracts over 17% of borrowings). The fixed interest rates ranged between 4.81% and 7.65% in 2005 and the variable rates between 2.15% and 5.77% in 2005.

At 30 June 2006, the notional principal amounts and periods of expiry of the interest rate swaps and cross currency interest rate swap contracts are as follows:

Periods of expiry of interest rate and cross currency interest rate swaps

	Interest rate swap		Cross currency interest
	contracts		rate swap contracts
$’000	2006	2005	2006	2005
One year or less
AUD	—	(480.0)	—	607.3
EUR	—	480.0	—	(607.3)
Over one to two years
AUD	—	—	—	116.0
USD	—	6.1	—	—
CAD	—	—	—	(116.0)

The contracts require settlement of net interest receivable or payable each 90 or 180 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt. The contracts are settled on a net basis.

The gain or loss from remeasuring the hedging instruments at fair value is deferred in equity in the hedging reserve or exchange fluctuation reserve, to the extent that it is an effective cash flow or net investment hedge. Amounts in the cash flow hedge reserve are reclassified into the income statement when the hedged interest expense is recognised. The ineffective portion is recognised in income immediately.

During the year, all interest rate swaps were settled. There was a gain from a decrease in the fair value of non-designated interest rate swaps of $9.2 million to the income statement.

During the year, all cross currency interest rate swaps were settled. There was a decrease of $31.1 million in the fair value of cross currency interest rate swaps, of which, $0.1 million loss was recognised in the income statement and $31.0 million was recognised in reserves.

The fair value of interest rate and cross currency interest rate swaps held as at reporting date are:

$’000	2006	2005
Interest rate swaps	—	(9.2)
Cross currency interest rate swaps	—	83.1

(b) Interest rate risk exposures

The following table sets out the consolidated entity’s exposure to interest rate risk for financial liabilities, including the contractual repricing dates and the effective weighted average interest rate by maturity periods.

For details relating to the financial assets, refer:

•             Cash – refer Note 13

•             Receivables – refer Note 14

•             Other financial assets – refer Notes 16 and 18.

			Fixed interest maturing in:								Effective
				Over	Over	Over	Over				Weighted
		Floating	One	one	two	three	four	Over	Non-		Average
		Interest	year	to two	to three	to four	to five	five	interest		Interest
$ million	Note	Rate	or less	years	years	years	years	years	Bearing	Total	Rate
2006
Financial liabilities
Payables	23, 28	—	—	—	—	—	—	—	2,107.7	2,107.7	—
Bank and other loans	24, 29	1,004.5	6.1	51.6	—	—	—	161.7	5.1	1,229.0	4.93%
Commercial paper	24, 29	211.0	—	—	—	—	—	—	—	211.0	5.56%
US$ Notes	24, 29	—	—	—	—	54.0	—	621.1	—	675.1	5.58%
Eurobond	24, 29	—	—	—	—	—	595.5	—	—	595.5	4.44%
Lease liabilities	24, 29	—	8.3	—	—	22.3	34.1	—	—	64.7	6.48%
Subordinated convertible securities	25, 30	—	464.2	—	—	—	—	—	—	464.2	8.41%
		1,215.5	478.6	51.6	—	76.3	629.6	782.8	2,112.8	5,347.2	5.54%
2005
Financial liabilities
Payables	23, 28	—	—	—	—	—	—	—	2,027.6	2,027.6	—
Bank and other loans	24, 29	1,187.1	2.0	3.7	0.9	7.7	—	—	6.7	1,208.1	4.22%
Commercial paper	24, 29	307.7	—	—	—	—	—	—	—	307.7	4.64%
US$ Notes	24, 29	—	—	—	—	—	52.5	603.3	—	655.8	5.58%
Eurobond	24, 29	—	—	—	—	—	—	554.5	—	554.5	4.44%
Lease liabilities	24, 29	0.7	2.2	3.3	—	—	71.7	0.5	—	78.4	6.56%
Distributions payable	27	—	—	—	—	—	—	—	8.7	8.7	—
Subordinated convertible securities	25, 30	—	—	301.1	—	—	—	—	—	301.1	7.25%
		1,495.5	4.2	308.1	0.9	7.7	124.2	1,158.3	2,043.0	5,141.9	4.94%

(c) Forward foreign exchange contracts

In order to protect against exchange rate movements, the consolidated entity has entered into forward exchange contracts to hedge all net forecast or actual foreign currency exposures greater than A$100,000. The cash flows are expected to occur at various dates up to one year from the balance date.

At balance date, the details of outstanding contracts were:

	2006		2005
	Weighted	2006	Weighted	2005
	Average	Contract	Average	Contract
	Rate	Amounts	Rate	Amounts
		$m		$m
Buy contracts
0-12 months
CAD	—	—	0.94	1.0
CHF	0.90	0.5	0.91	1.2
DKK	4.35	9.9	4.70	14.5
EUR	0.59	76.8	0.60	50.2
GBP	0.40	15.3	0.40	8.4
JPY	—	—	76.54	3.4
NZD	—	—	1.09	0.9
PLN	2.37	1.6	—	—
SEK	5.42	13.4	5.80	13.2
USD	0.75	93.6	0.76	75.0
Over one to two years
EUR	0.59	16.1	0.61	2.5
USD	0.75	1.6	0.75	4.3
Sell contracts
0-12 months
CAD	0.82	73.3	—	—
CHF	0.91	0.2	0.97	5.7
DKK	4.35	5.6	4.70	5.1
EUR	—	—	0.61	0.7
GBP	0.40	13.2	0.41	22.1
NOK	4.58	4.9	5.12	6.0
NZD	1.15	70.7	1.08	29.5
SEK	5.41	2.3	5.78	2.8
USD	0.73	74.4	0.76	28.7

The fair value of forward foreign exchange contracts held as at the reporting date are:

$ million	2006	2005
Forward foreign exchange contracts	7.1	(4.1)

(d) Commodity swap contracts

The consolidated entity enters into various fixed price commodity swap contracts on behalf of certain customers. Hedging undertaken is based on customer instructions and all related costs are passed to the customer. The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2006	2005
	Average	Average	2006	2005
	Fixed Price	Fixed Price	Contract	Contract
US$ denominated contracts	per tonne	per tonne	Amounts	Amounts
			A$m	A$m
Buy contracts
0-12 months
Aluminium	2,599.6	1,828.3	13.8	29.4
Over one to two years
Aluminium	2,785.0	—	1.0	—

	2006	2005
	Average	Average	2006	2005
	Fixed Price	Fixed Price	Contract	Contract
A$ denominated contracts	per tonne	per tonne	Amounts	Amounts
			A$m	A$m
Buy contracts
0-12 months
Aluminium	3,715.0	—	24.5	—

The fair value of commodity swap contracts held as at the reporting date are:

$ million	2006	2005
Commodity fixed price swaps	(1.3)	(1.6)

(e) Fair values

The following table sets out the carrying amounts and fair values of interest-bearing financial liabilities at balance date.

For details relating to the financial assets, refer:

•             Cash – refer Note 13

•             Receivables – refer Note 14

•             Other financial assets – refer Notes 16 and 18.

The fair value of cash, receivables and other financial assets approximates their carrying value.

		Carrying	Net Fair	Carrying	Net Fair
		Amount	Value	Amount	Value
$ million	Note	2006	2006	2005	2005
Financial liabilities
Payables	23, 28	2,107.7	2,107.7	2,027.6	2,027.6
Bank and other loans	24, 29	1,229.0	1,229.0	1,208.1	1,208.1
Commercial paper	24, 29	211.0	211.0	307.7	307.7
US$ Notes	24, 29	675.1	623.4	655.8	651.8
Eurobond	24, 29	595.5	589.3	554.5	578.0
Lease liabilities	24, 29	64.7	64.7	78.4	78.4
Distributions payable	27	—	—	8.7	8.7
Undated subordinated convertible securities	25, 30	464.2	464.7	301.1	316.2

For details relating to methods and significant assumptions applied in determining fair values of financial liabilities, (refer Note 1(q)).

Note 39 Key Management Personnel and Their Related Parties Disclosures

(a) Directors

The following persons were directors of Amcor Limited during the financial year:

Names	Period of directorship
C I (Chris) Roberts – Chairman	Director since 1999 – Appointed Chairman 2000
K N (Ken) MacKenzie – CEO	Director since 2005
R K (Keith) Barton	Director since 1999
G J (John) Pizzey	Director since 2003
J G (John) Thorn	Director since 2004
G A (Geoff) Tomlinson	Director since 1999
E J J (Ernest) Pope	Director since 2005 – Appointed October 2005
D C K (Charles) Allen	Director since 1996 – Retired October 2005
E A (Elizabeth) Alexander	Director since 1994 – Retired October 2005
R H (Russell) Jones	Director since 1998 – Retired December 2004

(b) Other key management personnel (other than directors)

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly, during the financial year:

Name	Position	Employer
W P Day	Executive General Manager Finance	Amcor Limited
I G Wilson	Strategic Development Director	Amcor Limited
L J Lachal	Managing Director, Amcor Australasia	Amcor Packaging Australia Pty Ltd
G S James	Chief Executive Officer, Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc
E E Bloom	President and Chief Executive Officer, Amcor Sunclipse	Amcor Packaging (USA) Inc
C K Chan	Managing Director, Amcor Asia	Leigh-Mardon Singapore Pte Ltd

(c) Key management personnel compensation

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Short-term employee benefits	12.3	11.6	6.2	6.3
Post-employment benefits	0.8	0.8	0.4	0.4
Termination benefits	0.9	1.1	0.5	1.1
Share-based payments	1.3	1.5	0.6	0.6
Total key management personnel compensation	15.3	15.0	7.7	8.4

The company has taken advantage of the relief provided by Corporations Regulations 2001 and has transferred the detailed remuneration disclosures (including: remuneration policies, service contracts and details of remuneration) to the Remuneration Report included within the Directors’ Report.

(d) Equity based compensation to key management personnel

(i) Details of options provided as remuneration and shares issued on exercise of such options

Options and shares are issued as part of long-term incentive plans. There are two umbrella plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP). The details and conditions pertaining to these plans are outlined within the Remuneration Report and Note 48.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

				Price of
		Fair value	Exercise	shares at	Risk free	Date
Grant date	Expiry date	per option	price	grant date	interest rate	exercisable
		$	$	$	%
01/11/2002	01/11/2012	2.00	8.20	8.17	5.43	01/11/2005
13/10/2003	01/11/2012	2.43	8.20	8.96	5.67	01/11/2005
24/03/2004	24/03/2010	1.27	7.87	7.87	5.12	24/03/2007
02/08/2004	02/08/2010	1.03	6.84	6.84	5.62	02/08/2007
27/10/2005	31/12/2010	0.98	6.78	6.69	5.40	01/01/2008
27/10/2005	30/06/2011	1.01	6.78	6.69	5.40	01/07/2008
27/10/2005	31/12/2011	1.03	6.78	6.69	5.40	01/01/2009
27/10/2005	31/12/2010	4.24	—	6.69	5.40	01/01/2008
27/10/2005	30/06/2011	4.15	—	6.69	5.40	01/07/2008
27/10/2005	31/12/2011	4.06	—	6.69	5.40	01/01/2009

Option holdings

The number of options over ordinary shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally related entities, is set out below.

2006

						Balance
		Granted		Other		vested
	Balance at the	during the	Exercised	changes	Balance at	and not yet
	beginning of	year as	during the	during the	the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year
Directors of Amcor Limited
C I Roberts	—	—	—	—	—	—
K N MacKenzie	277,000	750,000	—	(14,000)	1,013,000	88,000
R K Barton	—	—	—	—	—	—
G J Pizzey	—	—	—	—	—	—
J G Thorn	—	—	—	—	—	—
G A Tomlinson	—	—	—	—	—	—
E J J Pope (appointed 27 October 2005)	—	—	—	—	—	—
E A Alexander (retired 27 October 2005)	—	—	—	—	—	—
D C K Allen (retired 27 October 2005)	—	—	—	—	—	—
Other key management personnel of the consolidated entity
W P Day	472,500	—	—	(35,000)	437,500	—
G S James	347,500	—	(20,000)	(21,000)	306,500	44,000
L J Lachal	352,000	—	(24,000)	(21,000)	307,000	—
W J Long	722,000	—	—	(28,000)	694,000	344,000
E E Bloom	690,500	—	(145,000)	(14,000)	531,500	344,000
C K Chan	385,000	—	(152,000)	(14,000)	219,000	44,000
I G Wilson	—	—	—	—	—	—

No options are vested and unexercisable at the end of the year.

No options were held by key management personnel related parties.

2005

						Balance
		Granted		Other		vested
	Balance at the	during the	Exercised	changes	Balance at	and not yet
	beginning of	year as	during the	during the	the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year
Directors of Amcor Limited
C I Roberts	—	—	—	—	—	—
K N MacKenzie	291,000	100,000	(103,000)	(11,000)	277,000	—
R K Barton	—	—	—	—	—	—
G J Pizzey	—	—	—	—	—	—
J G Thorn	—	—	—	—	—	—
G A Tomlinson	—	—	—	—	—	—
E J J Pope (appointed 27 October 2005)	—	—	—	—	—	—
E A Alexander (retired 27 October 2005)	—	—	—	—	—	—
D C K Allen (retired 27 October 2005)	—	—	—	—	—	—
R H Jones (retired 7 December 2004)	6,000,000	—	—	(6,000,000)	—	—
Other key management personnel of the consolidated entity
W P Day	400,000	250,000	(150,000)	(27,500)	472,500	—
G S James	214,000	150,000	—	(16,500)	347,500	20,000
L J Lachal	224,000	150,000	—	(22,000)	352,000	24,000
W J Long	544,000	200,000	—	(22,000)	722,000	300,000
E E Bloom	626,500	100,000	(25,000)	(11,000)	690,500	457,500
C K Chan	336,000	100,000	(40,000)	(11,000)	385,000	152,000
I G Wilson	—	—	—	—	—	—

No options are vested and unexercisable at the end of the year.

No options were held by key management personnel related parties.

Performance rights

The number of rights over ordinary shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally related entities, is set out below.

2006

Balance
		Granted		Other		vested
	Balance at the	during the	Exercised	changes	Balance at	and not yet
	beginning of	year as	during the	during the	the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year
Directors of Amcor Limited
C I Roberts	—	—	—	—	—	—
K N MacKenzie	—	300,000	—	—	300,000	—
R K Barton	—	—	—	—	—	—
G J Pizzey	—	—	—	—	—	—
J G Thorn	—	—	—	—	—	—
G A Tomlinson	—	—	—	—	—	—
E J J Pope (appointed 27 October 2005)	—	—	—	—	—	—
E A Alexander (retired 27 October 2005)	—	—	—	—	—	—
D C K Allen (retired 27 October 2005)	—	—	—	—	—	—
Other key management personnel of the consolidated entity
W P Day	—	—	—	—	—	—
G S James	—	—	—	—	—	—
L J Lachal	—	—	—	—	—	—
W J Long	—	—	—	—	—	—
E E Bloom	—	—	—	—	—	—
C K Chan	—	—	—	—	—	—
I G Wilson	—	—	—	—	—	—

There were no performance rights on issue in 2005.

There were no performance rights held by key management personnel related parties.

Share holdings

The number of shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally related entities, is set out below.

2006

			Received
			during the
	Balance at		year on the	Purchased				Balance
	the beginning		exercise	during		Sold during		at the end
Name	of the year		of options	the year		the year		of the year
Directors of Amcor Limited
Ordinary shares
C I Roberts	135,482		—	25,192		—		160,674
K N MacKenzie	11,200		—	503		—		11,703
R K Barton	29,390		—	4,509		—		33,899
G J Pizzey	12,248		—	5,933		—		18,181
J G Thorn	3,915		—	6,465		—		10,380
G A Tomlinson	44,322		—	11,692	*	(12,946	)*	43,068
E J J Pope (appointed 27 October 2005)	2,000	**	—	3,731		—		5,731
E A Alexander*** (retired 27 October 2005)	31,929		—	2,629		—		34,558	****
D C K Allen (retired 27 October 2005)	59,715		—	1,531		—		61,246	****

*	Includes acquisition and disposal for no monetary consideration.
**	Shares owned at commencement of directorship on 27 October 2005.
***	E A Alexander sold 50,000 partly paid shares, paid to five cents, on her retirement from the Amcor Board.
****	Represent holdings on retirement on 27 October 2005.

2006

		Received
		during the
	Balance at	year on the	Purchased		Balance
	the beginning	exercise	during	Sold during	at the end
Name	of the year	of options	the year	the year	of the year
Other key management personnel of the consolidated entity
Ordinary shares
W P Day	62,129	—	1,948	—	64,077
G S James	24,500	20,000	—	(44,200)	300
L J Lachal*	249,469	24,000	—	(50,000)	223,469
W J Long	100	—	—	—	100
E E Bloom	1,000	145,000	—	(145,000)	1,000
C K Chan**	40,000	152,000	—	(152,000)	40,000
I G Wilson	62,085	—	—	—	62,085

*	L J Lachal also holds 20,000 partly paid shares paid to one cent.
**	C K Chan also holds 50,000 partly paid shares paid to five cents.

There were no ordinary shares held by key management personnel related parties.

2005

		Received
		during the
	Balance at	year on the	Purchased		Balance
	the beginning	exercise	during	Sold during	at the end
Name	of the year	of options	the year	the year	of the year
Directors of Amcor Limited
Ordinary shares
C I Roberts	114,421	—	21,061	—	135,482
K N MacKenzie	1,200	103,000	—	(93,000)	11,200
R K Barton	25,270	—	4,120	—	29,390
G J Pizzey	6,408	—	5,840	—	12,248
J G Thorn	—	—	3,915	—	3,915
G A Tomlinson	39,684	—	4,638	—	44,322
E A Alexander* (retired 27 October 2005)	26,258	—	5,671	—	31,929
D C K Allen (retired 27 October 2005)	55,857	—	3,858	—	59,715

*            E A Alexander also held 50,000 partly paid shares paid to five cents.

R H Jones held 381,764 shares at the start of the year and retired as director on 7 December 2004.

2005

		Received
		during the
	Balance at	year on the	Purchased		Balance
	the beginning	exercise	during	Sold during	at the end
Name	of the year	of options	the year	the year	of the year
Other key management personnel of the consolidated entity
Ordinary shares
W P Day	59,452	150,000	2,677	(150,000)	62,129
G S James	70,360	—	—	(45,860)	24,500
L J Lachal*	299,469	—	—	(50,000)	249,469
W J Long	100	—	—	—	100
E E Bloom	1,000	25,000	—	(25,000)	1,000
C K Chan**	—	40,000	—	—	40,000
I G Wilson	62,085	—	—	—	62,085

*	L J Lachal also holds 20,000 partly paid shares paid to one cent.
**	C K Chan also holds 50,000 partly paid shares paid to five cents.

There were no ordinary shares held by key management personnel related parties.

(ii) Loans to key management personnel and their related parties

Details of loans made to the key management personnel of the consolidated entity, including their personally related entities, are set out below.

Aggregates for key management personnel

2006

					Number
	Balance at	Interest paid		Balance	in group
	the beginning	and payable	Interest	at the end	at the end
	of the year	for the year	not charged	of the year	of the year
	$	$	$	$
Group
Directors of Amcor Limited	—	—	—	—	—
Other key management personnel of the consolidated entity	11,318	—	688	9,173	1

2005
Group
Directors of Amcor Limited	1,056,180	7,334	41,782	—	—
Other key management personnel of the consolidated entity	13,516	—	845	11,318	1

Individuals with aggregate loans above $100,000 during the year
2006
Nil

2005
R H Jones (retired 7 December 2004)	1,056,180	7,334	41,782	—	—

Loans to key management personnel are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amount shown for interest not charged in the table above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s length basis.

No impairments losses have been recognised in relation to any loans made to key management personnel.

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 18.

During the year, under the employee share plans, share loan repayments totalling $2,145 (2005: $2,198) were received from L J Lachal.

No loans were advanced during the year.

Loans to directors of Amcor Limited in Note 18 total Nil (2005: Nil).

(iii) Other transactions with key management personnel in the normal course of business and on an arm’s length basis

Directors of Amcor Limited

Nil

Transactions with other key management personnel and their related parties

Essential Marketing Pty Ltd is a company that supplies various marketing services to the consolidated entity. The company is owned by the daughter of G S James, a member of the other key management personnel. Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with other key management personnel of the consolidated entity are as follows:

	2006	2005
	$	$
Amounts recognised as expenses
Provision of goods supplied at cost and marketing services	532,937	605,671

Aggregate amounts payable to other key management personnel of the consolidated entity at balance date relating to the above types of other transactions are as follows:

	2006	2005
	$	$
Current liabilities	81,896	64,500

Note 40 Contingencies

Details of contingent liabilities where the probability of future payments/receipts is not considered remote are set out below:

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Contingent liabilities arising in respect of guarantees(1)	12.9	—	779.0	1,368.9
Total contingent liabilities	12.9	—	779.0	1,368.9

(1)             Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly-owned subsidiaries. A subsidiary of the consolidated entity has also given a guarantee in respect of a lease held by a former subsidiary.

Details of other contingent liabilities which, although considered remote, directors consider should be disclosed are set out below. The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•             Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•             Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into an approved deed for the cross guarantee of liabilities with those subsidiaries identified in Note 43(1).

No liabilities subject to the Deed of Cross Guarantee at 30 June 2006 are expected to arise to Amcor Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

Competition Law Investigations

Leniency Application – Australia

On 21 December 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives. The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry. The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price-fixing and market-sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC also announced on 21 December 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC. The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003): see http://www.accc.gov.au/content/index.phtml/itemId/459479. Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct. The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel. As a result of this grant of immunity, Amcor does not expect to incur any pecuniary penalties arising out of the ACCC investigations.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (‘Commerce Act’).

On 29 November 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand. Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (‘NZ Leniency Policy’). The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and cooperate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on 1 December 2004. Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Damages – New Zealand

As a result of the grant of conditional immunity, Amcor does not expect to incur any pecuniary penalties arising out of the NZCC investigation. It is not possible at present to provide either a reasonable estimate, or a reasonable estimate range of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in New Zealand.

Third Party Claims Australia

Jarra Creek Central Packaging Shed Pty Ltd filed a class action claim in the Federal Court of Australia on 11 April 2006 against Amcor Ltd, Amcor Packaging (Australia) Ltd and Fibre Containers (Queensland) Pty Ltd alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.

The class action filed in the Federal Court contains allegations only. These are not admissions by any party and evidence will have to be proved in court. Amcor is defending the claims made in the class action. In the event that Amcor is not wholly successful in defending the class action, Amcor has cross-claimed against those Visy Group companies, which are respondents to the ACCC penalty proceeding, claiming contribution for any damages which may be awarded against Amcor in the class action.

It is too early for Amcor to form any view on the outcome of the litigation including any claim for contribution against the Visy Group companies. Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in either these proceedings or any proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of damages, there can be no assurance that any damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Note 41 Commitments

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
(a) Capital expenditure contracted at the reporting date but not recognised as liabilities as follows:
Property, plant and equipment:
• Not later than one year	141.3	49.8	—	—
• Later than one year but not later than five years	0.2	2.9	—	—
	141.5	52.7	—	—
(b) Finance leases
Lease expenditure contracted and provided for:
• Not later than one year	9.8	17.5	—	—
• Later than one year but not later than five years	53.0	61.1	—	—
• Later than five years	10.1	10.6	—	—
Minimum lease payments	72.9	89.2	—	—
Less: Future finance charges	(8.2)	(10.8)	—	—
Total finance lease liability	64.7	78.4	—	—
Current lease liabilities – refer Note 24	6.9	2.2	—	—
Non-current lease liabilities – refer Note 29	57.8	76.2	—	—
	64.7	78.4	—	—

The consolidated entity leases equipment under finance leases expiring from one to 20 years. At the end of the lease term, the consolidated entity has the option to purchase the equipment at an agreed residual value.

For details of interest rate risk, refer Note 38.

(c) Operating leases

Lease expenditure contracted but not provided for and payable:

• Not later than one year	125.8	150.3	1.0	1.0
• Later than one year but not later than five years	304.9	412.2	0.7	1.6
• Later than five years	176.7	261.5	—	—
	607.4	824.0	1.7	2.6
Less sub-lease rental income	(20.2)	(31.0)	—	—
Total operating lease commitments	587.2	793.0	1.7	2.6

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Some leases provide for payment of incremental contingent rentals based on movements in a relevant price index or in the event that units produced by certain leased assets exceed a predetermined production capacity. Contingent rental paid during the year is disclosed in Note 6.

(d) Other commitments

Expenditure contracted but not provided for covering other supplies and services to be provided:

• Not later than one year	64.7	58.7	—	—
• Later than one year but not later than five years	63.3	107.9	—	—
• Later than five years	15.7	15.5	—	—
Total other expenditure commitments	143.7	182.1	—	—

Note 42 Business Combinations

Summary of acquisitions

Amcor acquired the following businesses during the year:

	Acquisition date	Consideration paid	Net assets acquired
		$m	$m
2006
Astron LLC	20 June 2006	0.6	0.6
Ecuador minority interest buy-out	1 October 2005	5.8	5.8

2005
Ameripak	12 November 2004	6.3	1.6
Other	July and August 2004	0.8	0.5

Note 43 Subsidiaries

			Percentage Held by
Parent entity and its subsidiaries	Footnote	Country of Incorporation	Direct Parent Entity
Amcor Limited		Australia
Anfor Investments Pty Ltd	(1)	Australia	100%
Amcor PET Packaging Asia Pvt Ltd		India	100%
Amcor Insurances Pte Ltd		Singapore	100%
Amcor Packaging (Asia) Pty Ltd	(1)	Australia	100%
Leigh Mardon Singapore Pte Ltd	(4)	Singapore	100%
Leigh Mardon (Penang) Sdn Bhd		Malaysia	100%
Amcor Fibre Packaging – Asia Pte Ltd		Singapore	100%
Amcor Flexibles Singapore Pte Ltd		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Amson International (Shanghai) Co Limited	(2)	China	100%
Amcor Flexibles (Zhongshan) Co Ltd		China	100%
Amcor White Cap Asia Pacific, Inc		Philippines	100%
Amcor Flexibles (Beijing) Co Ltd		China	100%
Rocma Holdings Co Ltd		Thailand	94.9%
Amcor Nominees Pty Ltd	(1)	Australia	100%
Amcor Investments Pty Ltd	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd	(1)	New Zealand	100%
Amcor Finance (NZ) Ltd	(1)	New Zealand	100%
Amcor Investments (NZ) Ltd		New Zealand	100%
Steel Can Components Limited		New Zealand	50%
Amcor PET Packaging de Colombia SA		Colombia	0.94%
Amcor Packaging (USA) Inc		United States of America	100%
Twinpak (USA) Inc		United States of America	100%
Amcor Holdings Inc		United States of America	100%
Amcor PET Packaging USA, Inc		United States of America	100%
Pet Products International del Peru		Peru	100%
PET Products International del Peru SA		Venezuela	100%
Yoshino-Amcor, LLC		United States of America	50%
Amcor White Cap Inc		United States of America	100%
Amcor White Cap International Inc		United States of America	100%
Bericap LLC		United States of America	50%
Amcor Flexibles Inc	(4)	United States of America	100%
Stevens Flexible Packaging Inc		United States of America	90%
Amcor Finance (USA) Inc		United States of America	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Ltd		Canada	100%
Amcor de Mexico SA de CV		Mexico	1%

			Percentage Held by
Parent entity and its subsidiaries	Footnote	Country of Incorporation	Direct Parent Entity
Amcor Sunclipse North America		United States of America	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Mexico SA de CV		Mexico	99%
Sunclipse de Mexico SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H Landsberg Co de Mexico SA de CV		Mexico	1%
Box Builders (Inc)		United States of America	100%
Corrugated Service Orange Inc		United States of America	100%
Zetco Inc		United States of America	100%
Just in Time Inc		United States of America	100%
Frantis Manufacturing Company Inc		United States of America	100%
The Anle Box & Paper Co of Indiana Inc		United States of America	100%
Kent H Landsberg Co of Illinois LLC		United States of America	100%
Kent H Landsberg Co of El Paso LP		United States of America	99.5%
Amcor Sunclipse Texas LLC		United States of America	100%
Kent H Landsberg Co of El Paso LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	99.5%
KDS Packaging & Printing Inc		United States of America	100%
Hanson Staple Company, Inc		United States of America	100%
Amcor PET Packaging de Mexico SA de CV		Mexico	100%
Amcor Plastic Containers de Mexico SA de CV		Mexico	100%
Amcor PET Packaging de Honduras SA		Honduras	100%
Uruguay Preform SRL		Uruguay	100%
Torrenoble SA		Uruguay	100%
Amcor PET Packaging del Ecuador SA	(8)	Ecuador	100%
Amcor PET Packaging de Puerto Rico, Inc		Puerto Rico	100%
Vinisa Fueguina S.R.L.		Argentina	100%
Amcor Flexibles Brasil Ltda		Brazil	100%
Amcor Flexibles Puerto Rico Inc		Puerto Rico	100%
Amcor PET Packaging del Peru SA		Peru	61%
Amcor PET Packaging de El Salvador		El Salvador	100%
Amcor Packaging (Australia) Pty Ltd	(1)	Australia	100%
AGAL Holdings Pty Ltd	(1)	Australia	100%
Envirocrates Pty Ltd	(1)	Australia	100%
PP New Pty Ltd	(1)	Australia	100%
AP Chase Pty Ltd	(1)	Australia	100%
Pak Pacific Corporation Pty Ltd	(1)	Australia	100%
ACN 002693843 Box Pty Ltd	(1)	Australia	100%
Lynyork Pty Ltd	(1)	Australia	100%
Fibre Containers (Qld) Pty Ltd	(1)	Australia	100%
Service Containers Pty Ltd	(1)	Australia	100%
ACN 089523919 CCC Pty Ltd	(1)	Australia	100%
Rota Die International Pty Ltd	(1)	Australia	100%
Rota Die Pty Ltd Trustee of Rota Die Trust	(1)	Australia	100%
Amcor PET Packaging Canada Inc		Canada	100%
Bericap Inc		Canada	51%
Amcor PET Packaging Atlantic Inc	(4)	Canada	73.75%
Amcor European Holdings Pty Ltd	(1)	Australia	100%
Amcor Flexibles A/S		Denmark	25.2%
Amcor European Consolidated Holdings Limited		Cyprus	100%
Amcor Flexibles A/S		Denmark	74.8%
Amcor Flexibles Netherlands Holding BV		Netherlands	100%
Amcor Flexibles Envi BV		Netherlands	100%

			Percentage Held by
Parent entity and its subsidiaries	Footnote	Country of Incorporation	Direct Parent Entity
Amcor Flexibles Hapece BV		Netherlands	100%
Amcor Flexibles Nederland BV		Netherlands	100%
Amcor Flexibles Culemborg BV		Netherlands	100%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Albertazzi Spa		Italy	100%
Amcor Flexibles Transpac SA		Belgium	100%
Amcor Flexibles Europa Sur, SA		Spain	100%
Grupo Amcor Flexibles Hispania SL		Spain	100%
Pergut Suministros Medicos y Embalajes SL		Spain	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Deutschland GmbH		Germany	100%
Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles UK Holdings Ltd		United Kingdom	100%
Amcor Flexibles Sligo Limited		Ireland	100%
Rocma Medical (Ireland) Limited		Ireland	100%
Amcor Flexibles Group Management Ltd		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY	(8)	Finland	76.67%
ZAO Akerlund & Rausing MO W		Russia	100%
Akerlund & Rausing SA		Poland	99.6%
Amcor Flexibles Drammen AS		Norway	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL		France	100%
Amcor Flexibles SPS SASU		France	100%
Amcor Flexibles Schupbach AG		Switzerland	100%
Desford Limited		United Kingdom	100%
Leaderpack-Embalagens Flexiveis Lda		Portugal	49%
Leaderpack-Embalagens Flexiveis Lda		Portugal	51%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Strabo BV		Netherlands	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Dravik BV		Netherlands	100%
Amcor Services No 2		United Kingdom	100%
Amcor PET Packaging Europe NV/SA		Belgium	98.4%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor White Cap Nederland BV		Netherlands	100%
Amcor PET Packaging de Venezuela SA		Venezuela	61%

			Percentage Held by
Parent entity and its subsidiaries	Footnote	Country of Incorporation	Direct Parent Entity
Amcor Rentsch Portugal SA		Portugal	95.2%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Amcor Rentsch Portugal SA		Portugal	4.8%
SMR Stanztechnik AG		Switzerland	49%
Amcor Rentsch Rickenbach AG		Switzerland	100%
Amcor Rentsch Laupen AG		Switzerland	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor Italia S.r.l.		Italy	100%
Amcor PET Packaging Iberia SA		Spain	100%
PET Packaging Amcor Maroc S.A.R.L.		Morocco	99.99%
Amcor Magyarorszag Csomagolastechnikai Korlatolt
Feleossegu Tarsasag		Hungary	100%
Amcor White Cap Holdings Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging Holdings Polska Sp.z.o.o.		Poland	100%
Amcor Mediflex Ltd		United Kingdom	100%
Amcor Flexibles Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging Holdings Limited		United Kingdom	100%
Amcor Finance Europe		Ireland	100%
Amcor Europe LLP		Australia	1%
Amcor Holding		United Kingdom	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling		United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Limited		United Kingdom	100%
Rocma Finance		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor European Finance LLC	(5)	United States of America	26.2%
Amcor Holding No 1 Ltd		United Kingdom	100%
Amcor France SNC		France	100%
Amcor PET Packaging France SAS		France	100%
Amcor PET Recycling France SAS		France	100%
Amcor International SAS		France	100%
Amcor France Holding No 1		France	100%
Astron LLC	(2)	Ukraine	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor Rentsch France SAS		France	100%
Amcor Flexibles Novgorod		Russia	100%
Amcor Investments Germany Ltd		United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
Amcor Rentsch Deutschland GmbH	(4)	Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Rentsch Polska Sp.z.o.o.		Poland	100%
AFP (Europe)		United Kingdom	100%
Containers Packaging (Europe)		United Kingdom	100%
Litografia A Romero SA		Spain	39.9%
Amcor European Finance LLC		United States of America	73.8%
Rocma Europe	(5)	United Kingdom	100%
Amcor PET Packaging de Colombia SA		Colombia	89.66%
Amcor PET Packaging de Argentina SA		Argentina	94.69%
Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor PET Packaging de Argentina SA		Argentina	5.3%

			Percentage Held by
Parent entity and its subsidiaries	Footnote	Country of Incorporation	Direct Parent Entity
Amcor PET Packaging de Colombia SA		Colombia	9.4%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	10%
Amcor White Cap Austria GmbH		Austria	5%
Amcor USA LLC		United States of America	100%
Amcor PET Packaging do Brasil Ltda	(4)	Brazil	100%
Amcor Embalagens da Amazonia S/A	(4)	Brazil	4.12%
Amcor PET Holdings do Brasil Ltda		Brazil	100%
Amcor Embalagens da Amazonia S/A		Brazil	95.8%

(1)             Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of final reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

(2)             Controlled entities and businesses acquired during the year:

Bellgate International Ltd

Amson International (Shanghai) Co Limited

Astron LLC

(3)             Controlled entities and businesses sold during the year:

Leigh Mardon Pacific Packaging Pte Ltd

Beijing Leigh-Mardon Pacific Packaging Co Ltd

Qingdao Leigh-Mardon Packaging Co Ltd

PT Amcor Indonesia

Amcor Containers Packaging (Thailand)

Amcor France Holding No. 2

Amcor White Cap Belguim

Amcor White Cap Espana SL

Amcor White Cap Polska Sp.z.o.o.

Amcor White Cap France SAS

Amcor White Cap Deutschland GmbH

Amcor White Cap UK Ltd

Amcor White Cap Ukraine LLC

Amcor Ambalaj Ticaret AS

AMB Packaging Pte Ltd

A&R Nordpak

Bellgate International Ltd

(3a)       As part of the disposal of the Amcor White Cap business, the following entities have been treated as sold even though that sale is subject to prior regulatory approval.

The risks and rewards of ownership have effectively passed to the purchaser on 1 June 2006.

Amcor White Cap Investments Inc

Amcor White Cap Properties Inc

Amcor White Cap South East Asia Inc

Amcor White Cap Shanghai Ltd

Amcor White Cap de Venezuela SA

Amcor White Cap do Brasil Ltda

Controlled entities and businesses disposed of during the financial year that meet the definition of a discontinued operation are detailed in Note 12.

(4)             The following entities were renamed during the year:

Amcor Embalagens da Amazonia S/A formerly Injepet Embalagens da Amazonia S/A

Amcor PET Packaging do Brasil Ltda formerly Injepet Embalagens Ltda

Amcor Flexibles Inc formerly Amcor Flexibles Healthcare

Amcor PET Packaging Atlantic Inc formerly Twinpak Atlantic Inc

Amcor Rentsch Deutschland GmbH formerly Amcor Rentsch GmbH (Berlin)

Leigh-Mardon Singapore Pte Ltd formerly St Regis Bates (Singapore) Pte Ltd

(5)             Companies that were incorporated during the year:

Amcor European Finance LLC

Rocma Europe

(6)             Companies that were liquidated during the year:

AF Sverige

Cardimat BV

Amcor Plastube Inc

KH Landsberg Co de Ciudad Juarez SA de CV

ACE Packaging Sdn Bhd

(7)             Companies that were merged or amalgamated during the year:

Amcor Holdings Inc

(8)             Amcor increased its investment in these companies during the year:

Amcor PET Packaging del Ecuador SA

Note 44 Deed of Cross Guarantee

Amcor Limited and the subsidiaries identified in Note 43(1) are parties to a deed of cross guarantee under which each company guarantees the debts of the others.

A consolidated income statement and consolidated balance sheet comprising Amcor Limited and the wholly-owned subsidiaries party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June, are set out below:

$ million	2006	2005
Summarised income statement and retained profits
Profit before related income tax expense	38.1	170.8
Income tax expense (1)	(2.0)	(102.0)
Profit from continuing operations	36.1	68.8
Retained profits at beginning of financial year	1,238.5	1,415.0
Aggregate of amounts transferred (2)	—	6.1
Actuarial gains/losses recognised directly in equity	(4.4)	8.9
Adjustment on transition to AIFRS, net of tax	(6.3)	30.0
	1,263.9	1,528.8
Dividends recognised during the financial year	(298.8)	(290.2)
Retained profits at end of financial year	965.1	1,238.6

(1)             In 2005 this includes a tax benefit of $32.9 million on asset impairments in Australasia.

(2)             Relates to entities which have entered into the Deed of Cross Guarantee for the first time.

$ million	2006	2005
Summarised balance sheet
Current assets
Cash and cash equivalents	15.4	7.0
Trade and other receivables	3,244.5	2,978.4
Inventories	365.9	360.8
Other financial assets	9.3	—
Total current assets	3,635.1	3,346.2
Non-current assets
Other financial assets	3,808.8	4,139.2
Property, plant and equipment	1,576.6	1,597.4
Deferred tax assets	151.2	120.6
Intangible assets	190.8	186.7
Other non-current assets	40.5	45.0
Total non-current assets	5,767.9	6,088.9
Total assets	9,403.0	9,435.1
Current liabilities
Trade and other payables	417.4	382.0
Interest-bearing liabilities	2,791.0	2,861.3
Subordinated convertible securities	246.0	—
Other financial liabilities	2.9	—
Current tax liabilities	49.1	62.0
Provisions	139.9	142.7
Total current liabilities	3,646.3	3,448.0
Non-current liabilities
Trade and other payables	0.7	1.0
Interest-bearing liabilities	1,721.9	1,446.5
Subordinated convertible securities	—	301.1
Deferred tax liabilities	295.8	276.9
Provisions	37.4	38.3
Retirement benefit obligations	39.7	62.4
Total non-current liabilities	2,095.5	2,126.2
Total liabilities	5,741.8	5,574.2
Net assets	3,661.2	3,860.9
Equity
Contributed equity	2,810.3	2,725.5
Reserves	(48.7)	(37.7)
Retained profits	899.6	1,173.1
Total equity	3,661.2	3,860.9

Note 45 Investments in Associates

(a) Carrying amounts

Information relating to associated entities is set out below:

		Ordinary Share
		Ownership Interest		Consolidated
Name of associate entity	Principal activity	2006	2005	2006	2005
		%	%	$m	$m
Tien Wah Press (M) Sdn Bhd	Print packaging	25.0	25.0	7.2	6.6
Vision Grande Group Holdings Limited	Tobacco packaging	40.1	16.9	275.9	34.1
				283.1	40.7

Tien Wah Press (M) Sdn Bhd is incorporated in Malaysia.

Vision Grande Group Holdings Limited is incorporated in Hong Kong.

The balance dates for Tien Wah Press (M) Sdn Bhd and Vision Grande Group Holdings Limited are both 31 December 2005. The balance dates are different from those of the consolidated entity due to commercial reasons and the listing requirements of these entities on the Malaysian and Hong Kong stock exchanges respectively.

For Tien Wah Press (M) Sdn Bhd, the latest publicly available financial information is unaudited results for the three months ended 31 March 2006. This information, in conjunction with the audited results for the 12 months result ended 31 December 2005, has formed the basis for determining the consolidated entity’s share of profits for the 12 month period to 30 June 2006.

For Vision Grande Holdings Limited, an interim profit announcement providing unaudited results for the six months to June 2006 was made to the Hong Kong stock exchange on 15 August 2006. This result, in conjunction with the audited results for the 12 months ended 31 December 2005, has formed the basis for the consolidated entity’s share of profits for the 12 months ended 30 June 2006.

	Consolidated
$ million	2006	2005
(b) Movements in carrying amounts
Carrying amount at the beginning of the financial year	40.7	6.7
Adjustment on adoption of AASB 132 and AASB 139	7.2	—
Share of profits after income tax	9.8	1.8
Dividends received/receivable	(6.4)	(0.2)
Share of movement in exchange fluctuation reserve	(8.8)	(0.2)
Acquisitions at fair value	226.3	34.2
Foreign exchange fluctuation	14.3	(1.6)
Carrying amount at the end of the financial year	283.1	40.7
(c) Fair value of listed investments in associates
Tien Wah Press (M) Sdn Bhd	7.8	8.6
Vision Grande Group Holdings Limited	410.5	59.4
	418.3	68.0
(d) Share of associates’ profits or losses
Profit before income tax	10.7	2.1
Income tax expense	(0.9)	(0.3)
Profit after income tax	9.8	1.8

Note 46 Reconciliation of Profit After Related Income

Tax to Net Cash Provided by Operating Activities

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005
Cash flows from operating activities
Profit for the financial year	379.2	258.4	(74.3)	371.5
Depreciation of property, plant and equipment	442.6	436.5	0.6	0.6
Amortisation of leased assets	9.4	7.7	—	—
Amortisation of other intangibles	21.4	17.6	0.8	0.5
Non-cash retirement benefit expense	42.0	21.0	21.0	17.9
Asset impairments	66.8	227.0	—	—
Asset impairment reversals	(7.1)	(2.7)	—	—
Interest capitalised	(2.1)	(3.7)	—	—
Finance charges on capitalised leases	3.3	4.0	—	—
Unwind of discount on provisions	2.5	2.5	—	—
Grant income recognised	(2.4)	—	—	—
Net (gain)/loss on disposal of non-current assets	(4.3)	(8.6)	—	(0.1)
Net (gain)/loss on disposal of business/controlled entities	(0.4)	(3.8)	—	(3.3)
Fair value gains on other financial assets at fair value through income statement	(11.4)	—	(10.2)	—
Share of net profits of associates not received as dividends	(9.7)	(1.8)	—	—
Net foreign exchange (gain)/loss	(0.9)	(2.0)	232.2	(322.1)
Non-cash significant item	20.0	72.7	(18.6)	—
Other sundry items	11.0	2.1	0.9	(18.8)
Operating profit before changes in working capital and provisions	959.9	1,026.9	152.4	46.2
• Decrease/(increase) in other operating assets	27.0	13.0	3.8	6.2
• Decrease/(increase) in other operating liabilities	(98.7)	(6.8)	(41.4)	(15.4)
• Increase/(decrease) in income tax payable and deferred taxes	3.2	(6.2)	(141.7)	22.6
• Increase/(decrease) in other provisions	(39.1)	(66.2)	(0.1)	(2.2)
• (Increase)/decrease in trade and other receivables	28.6	(167.4)	28.5	10.4
• Increase in inventories	(2.0)	(165.5)	—	—
• Increase/(decrease) in trade and other payables	85.2	273.9	(4.9)	(6.2)
Movement in working capital	111.8	(59.0)	23.6	4.2
Net cash from operating activities	964.1	901.8	(3.5)	61.4

Note 47 Non-Cash Investing and Financing Activities

Convertible securities	121.5	0.1	121.5	0.1

Convertible securities of $121.5 million (2005: $0.1 million) were converted into 18,203,363 fully paid ordinary shares.

Note 48 Share-Based Payments

(a) Employee Share Purchase Plan (‘ESPP’)

In 1985 the consolidated entity established the ESPP. The following sub-plans have been implemented pursuant to this plan.

(i) Employee Incentive Share Plan (‘EISP’)

Under the EISP, shares were offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the company with more than 12 months service. The number of shares offered depended upon the company’s annual increase in earnings per share (before significant items). It was offered on the following basis: an increase in earnings per share of less than 5% would result in no offer; from 5% to 10%, an offer of 100 shares; more than 10%, an offer of 200 shares would be made. This performance condition was chosen to assess the granting of the EISP shares because it was transparent and measurable against objective data. A paper, prepared by management, was presented to the Human Resources Committee which reviewed the actual outcomes of the performance condition achieved for the financial year against the targets set within the plan. The committee then recommended to the Board whether there would be an issue of shares under the plan based on the criteria set out above.

Under the EISP, shares were issued at a 40% discount to the prevailing market price of Amcor Limited share, but in 2004 this was amended to a 25% discount. The subscription amount was funded by an interest-free loan from the company with the exception of Senior Executives who were not provided with the loan facility. Dividends on the shares are applied in repayment of the loan balance. If the employee leaves the company, the employee may repay the loan or the shares are sold and the proceeds are applied to discharge the loan. The employee is not liable for any deficiency upon such discharge.

This sub-plan has been discontinued for the foreseeable future and there were no outstanding EISP shares at 30 June 2005 and none were granted or exercised during the year ended 30 June 2006.

(ii) Senior Executive Retention Share Plan (‘SERSP’)

Under the SERSP the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year. The number of shares issued is entirely at the Board’s discretion. The shares may not be disposed of by the employee for a restricted period of up to five years, unless the employee ceases employment later than three years after the shares were issued. Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or, if the employee is dismissed during the restriction period for cause or poor performance. The shares subject to the SERSP carry full dividend entitlements and voting rights.

Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives by:

•                     tying the longer term interests of Senior Executives more closely to those of its shareholders;

•                     providing exposure for those Senior Executives to the company’s development; and

•                     providing an incentive for those Senior Executives to stay with the company for some time in the future by providing such Senior Executives with Amcor Limited shares which must be retained for certain periods of time to gain full access to their values.

Details of the total movement in shares issued under the SERSP during the years ended 30 June 2006 and 30 June 2005 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	550,425	7.15	581,925	7.15
Exercised	(505,425)	6.89	(31,500)	7.51
Outstanding at end of financial year	45,000	6.68	550,425	7.15
Exercisable at end of financial year	—	—	—	—

(b) Employee Share/Option Plan (‘ESOP’)

In 1985 the consolidated entity also established the Employee Share/Option Plan. Under the ESOP, partly paid shares or options over shares in the company can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.

The partly paid shares are issued at the closing market price at the time of issue on the date of allotment. The call outstanding only becomes payable on termination, death or at the directors’ discretion. These shares do not carry dividend entitlements unless determined otherwise by the directors. Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares as per the Australian Stock Exchange Listing Rules.

Options granted under the ESOP may be issued upon such terms and subject to such conditions as the directors of the company determine at the time. Options granted under the ESOP are exercisable at a price equal to the closing market share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant. The options are granted with performance hurdles established by the directors of Amcor Limited.

Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for-one basis.

They are issued for a term of up to 10 years and the options cannot be transferred and are not quoted on any exchange.

For the majority of options issued in the years ended 30 June 2006 and 30 June 2005, executives and certain members of staff are generally only eligible to exercise the options if returns on average funds employed exceed targeted levels at the end of the financial reporting period in which the options were granted. Returns on funds employed are defined as Earnings Before Interest Tax and Amortisation (‘EBITA’) divided by average funds employed.

Details of the total movement in options issued under the ESOP during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	19,100,965	7.23	23,865,420	7.18
Granted	750,000	6.78	5,921,500	6.84
Exercised	(1,903,000)	5.35	(2,069,000)	5.84
Expired	(186,000)	5.11	—	—
Cancelled	(2,274,953)	7.39	(8,616,955)	7.14
Outstanding at end of financial year	15,487,012	7.45	19,100,965	7.23
Exercisable at end of financial year	5,775,780	7.68	4,728,000	6.25

(c) Other compensation plans

Entitlement plans are an alternative to the ESPP and the ESOP and are in place in countries where the company is unable to issue shares or options. Participants are offered entitlements and, over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including (in the case of the EBPP) all dividends paid on the shares during this time.

(i) Employee Bonus Payment Plan (‘EBPP’)

The EBPP was similar to the EISP and enabled the company to offer employees an equivalent plan where the EISP was unavailable in certain countries. Under the EBPP, participants were offered entitlements which were equivalent to 60% of the weighted average price of Amcor shares, and, over the period during which employees held their entitlements, their value mirrored the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time. The consolidated entity hedged its exposure to fluctuations in the value of the underlying Amcor shares. Employees are only able to convert their entitlements into a cash bonus payment when they leave the company or three years has passed since the date on which entitlements were originally issued.

Offers of new entitlements under the EBPP have been discontinued for the foreseeable future.

(ii) Senior Executive Retention Payment Plan (‘SERPP’)

From time to time the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in the SERPP. In these circumstances, instead of fully paid ordinary shares, entitlements are issued in part satisfaction of an employee’s remuneration for the relevant financial year. The value of each Plan entitlement is linked to the performance of Amcor Limited shares (including the value of accrued dividends). Plan entitlements may be converted into cash payment after the five year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time. If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements respectively.

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent. The Committee reviews the recommendations and, if approved, makes a recommendation to the Board which finally determines whether the incentives are granted. When granted, these plans operate to provide Senior Executives the opportunity to share in the growth in value of the company and will encourage them to improve the long-term performance of the company and its returns to shareholders. This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	108,000	6.70	108,000	6.97
Exercised	(30,000)	6.69	—	—
Outstanding at end of financial year	78,000	6.68	108,000	6.70
Exercisable at end of financial year	—	—	—	—

(iii) Share Appreciation Option Plan (‘SAOP’)

The Share Appreciation Option Plan offered executive directors the opportunity to receive options subject to certain performance targets being met. This plan closed in 1999. Details of entitlements exercised during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	—	—	40,000	1.74
Exercised	—	—	(40,000)	1.74
Outstanding at end of financial year	—	—	—	—
Exercisable at end of financial year	—	—	—	—

(iv) Share Appreciation Entitlements (‘SAE’)

Share Appreciation Entitlements may be issued to employees who take part of their bonus by way of entitlements. During the period the employee holds them, the value of entitlements will be equivalent to the fluctuating value of Amcor Limited Shares. Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	605,132	1.65	810,265	1.59
Exercised	(255,132)	1.56	(205,133)	1.40
Cancelled	(100,000)	1.89	—	—
Outstanding at end of financial year	250,000	1.66	605,132	1.65
Exercisable at end of financial year	250,000	1.66	555,132	1.67

(v) Cash-settled Employee Share Plan Options

Cash-settled employee share plan options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by option plans described above. The cash-settled employee share plan option plans operate in a manner similar to other option plans, although no entitlements to actual shares or options exist. Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	1,611,350	1.52	1,384,000	1.70
Granted	—	—	455,000	1.03
Cancelled	(316,900)	1.54	(227,650)	1.64
Outstanding at end of financial year	1,294,450	1.52	1,611,350	1.52
Exercisable at end of financial year	617,600	1.94	280,000	1.76

As described above, an employee share scheme has been established where the consolidated entity may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Amcor Limited. The options are issued for up to a term of 10 years. The options cannot be transferred and will not be quoted on the Australian Stock Exchange.

(vi) CEO options

On 27 October 2005, 750,000 options were issued to the Managing Director of Amcor Limited. Options were issued in three individual tranches of 250,000 options. The number of options that will ultimately vest will be based on the outcome of a Total Shareholders Return (TSR) test to be performed at predetermined times for each tranche. The relative performance of Amcor’s average TSR is to be compared against the average TSR of a comparator group of companies similar to Amcor Limited and will determine the ultimate number of options to be received. Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	—	—	—	—
Granted	750,000	1.01	—	—
Outstanding at end of financial year	750,000	1.01	—	—
Exercisable at end of financial year	—	—	—	—

(vii) CEO performance rights

On 27 October 2005, 300,000 performance rights were issued to the Managing Director of Amcor Limited. Performance rights represent an entitlement to receive an equivalent share in Amcor Limited. Performance rights were issued in three individual tranches of 100,000 rights. The number of performance rights that will ultimately vest will be based on the outcome of a TSR test to be performed at predetermined times for each tranche. The relative performance of Amcor’s average TSR is to be compared against the average TSR of a comparator group of companies similar to Amcor Limited and will determine the ultimate number of performance rights to be received. Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below:

	Weighted average		Weighted average
	2006	fair value	2005	fair value
	No.	$	No.	$
Outstanding at beginning of financial year	—	—	—	—
Granted	300,000	4.15	—	—
Outstanding at end of financial year	300,000	4.15	—	—
Exercisable at end of financial year	—	—	—	—

(d) Summary of options granted

									Weighted
									average
									share
				Number of					price at
	Exercise		Exercise	options at					date options	Number of options		Proceeds
Grant	date on	Expiry	price	beginning	Options	Options	Options	Options	exercised	at end of year		received	Date
date	or after	date	$	of year	granted	lapsed	cancelled	exercised	$	On issue	Exercisable	$	issued
Consolidated and company – 2006
14-Sep-00	14-Sep-03	14-Sep-05	5.16	366,000	—	36,000	—	330,000	6.66	—	—	1,702,800	Various
1-Oct-00	1-Oct-00	1-Oct-05	5.10	237,000	—	30,000	—	207,000	6.69	—	—	1,055,700	Various
13-Sep-01	13-Sep-04	13-Sep-06	6.02	727,500	—	—	5,000	210,000	6.93	512,500	512,500	1,264,200	Various
1-Oct-01	1-Oct-01	1-Oct-06	6.03	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Oct-01	1-Oct-01	1-Oct-05	5.10	464,000	—	60,000	—	404,000	6.69	—	—	2,060,400	Various
1-Oct-02	1-Oct-02	1-Oct-05	5.10	676,000	—	60,000	—	616,000	6.70	—	—	3,141,600	Various
1-Oct-02	1-Oct-02	1-Oct-06	6.03	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Oct-02	1-Oct-02	1-Oct-07	7.25	40,000	—	—	—	—	—	40,000	40,000	—	—
1-Oct-03	1-Oct-03	1-Oct-06	6.03	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Oct-03	1-Oct-03	1-Oct-07	7.25	40,000	—	—	—	—	—	40,000	40,000	—	—
1-Nov-02	1-Nov-05	1-Nov-12	8.20	3,919,080	—	—	521,400	—	—	3,397,680	3,397,680	—	—
13-Oct-03	1-Nov-05	1-Nov-12	8.20	118,800	—	—	39,600	—	—	79,200	79,200	—	—
20-Oct-03	1-Nov-05	1-Nov-12	8.20	26,400	—	—	—	—	—	26,400	26,400	—	—
1-Nov-02	1-Nov-02	1-Jul-07	7.30	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Nov-02	30-Sep-03	1-Jul-07	7.30	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Nov-02	30-Sep-04	1-Jul-07	7.30	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Nov-02	30-Sep-03	1-Jul-07	7.40	772,500	—	—	447,500	50,000	7.56	275,000	275,000	370,000	Various
1-Nov-02	30-Sep-04	1-Jul-07	7.40	805,000	—	—	—	—	—	805,000	805,000	—	—
23-Mar-04	23-Mar-07	23-Mar-10	7.87	481,490	—	—	31,150	—	—	450,340	—	—	—
24-Mar-04	24-Mar-07	24-Mar-10	7.87	4,161,195	—	—	206,925	—	—	3,954,270	—	—	—
31-May-04	24-Mar-07	24-Mar-10	7.87	17,800	—	—	—	—	—	17,800	—	—	—
2-Aug-04	2-Aug-07	2-Aug-10	6.84	5,588,200	—	—	1,014,978	86,000	7.24	4,487,222	—	588,240	Various
2-May-05	2-Aug-07	2-Aug-10	6.84	60,000	—	—	8,400	—	—	51,600	—	—	—
27-Oct-05	1-Jan-08	31-Dec-10	6.78	—	250,000	—	—	—	—	250,000	—	—	—
27-Oct-05	1-Jul-08	30-Jun-11	6.78	—	250,000	—	—	—	—	250,000	—	—	—
27-Oct-05	1-Jan-09	31-Dec-11	6.78	—	250,000	—	—	—	—	250,000	—	—	—
—	—	—	—	19,100,965	750,000	186,000	2,274,953	1,903,000	—	15,487,012	5,775,780	10,182,940	—

									Weighted
									average
									share
				Number of					price at
	Exercise		Exercise	options at					date options	Number of options		Proceeds
Grant	date on	Expiry	price	beginning	Options	Options	Options	Options	exercised	at end of year		received	Date
date	or after	date	$	of year	granted	lapsed	cancelled	exercised	$	On issue	Exercisable	$	issued
Consolidated and company – 2005
16-Sep-99	16-Sep-02	16-Sep-04	6.47	432,500	—	—	—	432,500	7.30	—	—	2,798,275	Various
8-Nov-99	8-Nov-99	8-Nov-04	5.43	100,000	—	—	—	100,000	7.44	—	—	543,000	Various
31-Jul-00	31-Jul-00	31-Jul-05	5.10	42,500	—	—	—	42,500	7.55	—	—	216,750	Various
18-Aug-00	1-Oct-01	1-Oct-05	5.67	1,000,000	—	—	1,000,000	—	—	—	—	—	—
18-Aug-00	1-Oct-02	1-Oct-05	5.67	1,000,000	—	—	1,000,000	—	—	—	—	—	—
18-Aug-00	1-Oct-03	1-Oct-05	5.67	1,000,000	—	—	1,000,000	—	—	—	—	—	—
14-Sep-00	14-Sep-03	14-Sep-05	5.16	570,000	—	—	—	204,000	7.39	366,000	366,000	1,052,640	Various
1-Oct-00	1-Oct-00	1-Oct-05	5.10	283,000	—	—	—	46,000	7.43	237,000	237,000	234,600	Various
15-Feb-01	15-Feb-01	15-Feb-06	5.24	100,000	—	—	100,000	—	—	—	—	—	—
13-Sep-01	13-Sep-04	13-Sep-06	6.02	1,282,500	—	—	65,000	490,000	7.43	727,500	727,500	2,949,800	Various
1-Oct-01	1-Oct-01	1-Oct-06	6.03	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Oct-01	1-Oct-01	1-Oct-05	5.10	608,000	—	—	—	144,000	7.37	464,000	464,000	734,400	Various
1-Oct-01	1-Oct-01	1-Oct-05	6.62	50,000	—	—	—	50,000	7.83	—	—	331,000	Various
1-Oct-01	1-Oct-01	1-Oct-05	5.30	10,000	—	—	—	10,000	7.62	—	—	53,000	Various
1-Oct-01	1-Oct-01	1-Oct-05	5.24	40,000	—	—	40,000	—	—	—	—	—	—
14-Aug-02	1-Oct-04	30-Sep-08	8.20	1,000,000	—	—	1,000,000	—	—	—	—	—	—
14-Aug-02	1-Oct-05	30-Sep-08	8.20	1,000,000	—	—	1,000,000	—	—	—	—	—	—
14-Aug-02	1-Oct-06	30-Sep-08	8.20	1,000,000	—	—	1,000,000	—	—	—	—	—	—
1-Oct-02	1-Oct-02	1-Oct-05	5.10	946,000	—	—	—	270,000	7.36	676,000	676,000	1,377,000	Various
1-Oct-02	1-Oct-02	1-Oct-05	6.62	50,000	—	—	—	50,000	7.83	—	—	331,000	Various
1-Oct-02	1-Oct-02	1-Oct-05	5.30	10,000	—	—	—	10,000	7.62	—	—	53,000	Various
1-Oct-02	1-Oct-02	1-Oct-05	5.24	40,000	—	—	40,000	—	—	—	—	—	—
1-Oct-02	1-Oct-02	1-Oct-06	6.03	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Oct-02	1-Oct-02	1-Oct-07	7.25	40,000	—	—	—	—	—	40,000	40,000	—	—
1-Oct-03	1-Oct-03	1-Oct-06	6.03	180,000	—	—	—	80,000	6.85	100,000	100,000	482,400	Various
1-Oct-03	1-Oct-03	1-Oct-07	7.25	40,000	—	—	—	—	—	40,000	40,000	—	—
1-Nov-02	1-Nov-05	1-Nov-12	8.20	4,577,320	—	—	658,240	—	—	3,919,080	—	—	—
13-Oct-03	1-Nov-05	1-Nov-12	8.20	145,200	—	—	26,400	—	—	118,800	—	—	—
20-Oct-03	1-Nov-05	1-Nov-12	8.20	26,400	—	—	—	—	—	26,400	—	—	—
1-Nov-02	1-Nov-02	1-Jul-07	7.30	100,000	—	—	—	—	—	100,000	100,000	—	—

									Weighted
									average
									share
				Number of					price at
	Exercise		Exercise	options at					date options	Number of options
Grant	date on	Expiry	price	beginning	Options	Options	Options	Options	exercised	at end of year		Proceeds	Date
date	or after	date	$	of year	granted	lapsed	cancelled	exercised	$	On issue	Exercisable	received	issued
Consolidated and company — 2005 (continued)
1-Nov-02	30-Sep-03	1-Jul-07	7.30	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Nov-02	30-Sep-04	1-Jul-07	7.30	100,000	—	—	—	—	—	100,000	100,000	—	—
1-Nov-02	30-Sep-03	1-Jul-07	7.40	892,500	—	—	60,000	60,000	7.73	772,500	772,500	444,000	Various
1-Nov-02	30-Sep-04	1-Jul-07	7.40	945,000	—	—	60,000	80,000	7.73	805,000	805,000	592,000	Various
23-Mar-04	23-Mar-07	23-Mar-10	7.87	671,000	—	—	189,510	—	—	481,490	—	—	—
24-Mar-04	24-Mar-07	24-Mar-10	7.87	5,263,500	—	—	1,102,305	—	—	4,161,195	—	—	—
31-May-04	24-Mar-07	24-Mar-10	7.87	20,000	—	—	2,200	—	—	17,800	—	—	—
2-Aug-04	2-Aug-07	2-Aug-10	6.84	—	5,861,500	23,300	250,000	—	—	5,588,200	—	—	—
2-May-05	2-Aug-07	2-Aug-10	6.84	—	60,000	—	—	—	—	60,000	—	—	—
—	—	—		23,865,420	5,921,500	23,300	8,593,655	2,069,000	—	19,100,965	4,728,000	12,192,865	—

(e) Fair value of options granted

The fair value of each option is estimated on the date of grant, using a Black Scholes option-pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the market condition criteria (where applicable), the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. For the year ended 30 June 2006 the fair value at grant date was independently determined. Historically the fair value has been determined by a directors’ valuation. The following weighted average assumptions were used for grants made in the years to 30 June 2006 and 30 June 2005:

	2006	2005
Expected dividend yield (%)	5.00	4.70
Expected price volatility of the company’s shares (%)	22.00	20.00
Share price at grant date ($)	6.69	6.84
Exercise price ($)	6.78	6.84
Historical volatility (%)	22.00	20.00
Risk-free interest rate (%)	5.40	5.60
Expected life of option (years)	5.50	5.00

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

For specific details of grant dates and exercise prices — refer Note 48(d).

(f) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Amcor Limited
$ million	2006	2005	2006	2005

Equity settled share-based payment transactions
Options issued under employee option plan	3.3	4.4	3.3	4.4
Performance rights issued	0.2	—	0.2	—
Cash settled share-based payment transactions
Cash settled share-based payments	(0.7)	—	(0.7)	—
	2.8	4.4	2.8	4.4
Accruals and other creditors	2.6	—	2.3	—

(g) Liabilities for share-based payments
Cash settled share-based payments liability
Shares	1.6	—	1.6	—
Shares – Overseas	0.3	—	—	—
Options	0.7	—	0.7	—
	2.6	—	2.3	—

Intrinsic value for vested cash settled shares liability
Shares	1.5	—	1.5	—
Options	—	—	—	—
	1.5	—	1.5	—

Due to the exercise price for vested options being greater than the market value at 30 June 2006 ($6.68), fully vested cash settled share options have an intrinsic value of zero.

Note 49 Events Subsequent to Balance Date

The following subsequent events have occurred since 30 June 2006:

1.             Acquisition of Shareholding in K Laser

On 3 July 2006 Amcor announced it had entered into an agreement to subscribe for new shares to purchase a 16.67% shareholding in K Laser China, a subsidiary of the Taiwan publicly listed K Laser Technology (HK) Company Ltd, for a consideration of approximately $13.4 million (US$10 million). Amcor has options to invest a further $20.1 million (US$15 million) in new shares and acquire existing shares for $16.9 million (US$12.6 million) to increase its shareholding in K Laser China to 50.1% over the next two years.

Amcor will also purchase 5.6 million new shares in K Laser Technology for a consideration of $4.7 million (US$3.5 million), giving it a 4.2% shareholding in that company. K Laser has an option to require Amcor to invest a further $11.0 million (US$8.2 million) in K Laser Technology over the next two years upon the exercise of Amcor’s options in K Laser China.

2.             Amcor Share Buy-back on Conversion of PRIDES

Amcor announced on 6 July 2006 that it intends to implement a share buy-back program to acquire shares equivalent to the number of new shares issued on conversion of the PRIDES.

Amcor’s PRIDES are convertible subordinated debt securities that pay a semi-annual coupon of 7.25% per annum and give holders a right to convert into American Depository Receipts (ADRs) representing ordinary shares of Amcor at a prescribed conversion rate any time prior to 19 November 2006. Any PRIDES not converted before 19 November 2006 become perpetual debt on that date and may be redeemed at Amcor’s election at face value at any time from that date.

Subject to market conditions and any adverse business or other developments impacting Amcor, it is also intended to immediately redeem any PRIDES that remain unconverted on 19 November 2006.

There were $243.2 million (US$181.6 million) of PRIDES on issue at 30 June 2006 compared to $308 million (US$230 million) at June 2005. Approximately $64.3 million (US$48 million) in PRIDES were converted into approximately 10 million ordinary shares during June.

The conversion of all remaining PRIDES would result in the further issue of around 37 million Amcor ordinary shares at the exchange rate and share price prevailing around the date of this report.

3.             Amcor Fibre Packaging Australasia Restructuring

Amcor announced on 23 August 2006 a major restructuring to the fibre packaging business in Australasia to substantially improve earnings and returns. The main components of this plan involve assessment of a new paper recycling mill, to be located in Botany, New South Wales, the closure of the small paper recycling mill, located in Spearwood, Western Australia and substantial restructuring in the corrugated box plants. This will involve the closure of the plant at Box Hill, Victoria, and the upgrading of the two remaining Victorian plants.

Note 50 Impact of Adopting Australian Equivalents to International Financial Reporting Standards

(1) Reconciliation of equity reported under previous AGAAP to equity under AIFRS

(a) At the date of transition to AIFRS: 1 July 2004

		Consolidated			Amcor Limited
			Effect of			Effect of
		Previous	transition		Previous	transition
$ million	Notes	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
Current assets
Cash and cash equivalents	(n)	131.0	17.3	148.3	7.5	—	7.5
Trade and other receivables	(a), (f), (n)	1,551.4	182.4	1,733.8	8,103.3	(22.6)	8,080.7
Inventories		1,369.6	—	1,369.6	—	—	—
Total current assets		3,052.0	199.7	3,251.7	8,110.8	(22.6)	8,088.2
Non-current assets
Investments accounted for using the equity method	(n)	6.7	—	6.7	—	—	—
Other financial assets	(b), (n)	88.0	(34.3)	53.7	3,689.7	(34.3)	3,655.4
Property, plant and equipment	(c), (d), (e), (g)	4,745.0	62.6	4,807.6	5.6	(4.0)	1.6
Deferred tax assets	(f)	238.8	162.5	401.3	100.0	(40.2)	59.8
Intangible assets	(e)	2,062.7	83.9	2,146.6	5.0	4.1	9.1
Other non-current assets		93.2	(1.1)	92.1	13.4	(0.4)	13.0
Total non-current assets		7,234.4	273.6	7,508.0	3,813.7	(74.8)	3,738.9
Total assets		10,286.4	473.3	10,759.7	11,924.5	(97.4)	11,827.1
Current liabilities
Trade and other payables	(d), (h)	1,831.1	5.9	1,837.0	35.1	—	35.1
Interest-bearing liabilities	(a), (d)	728.5	201.0	929.5	4,846.6	—	4,846.6
Current tax liabilities		77.4	—	77.4	23.6	—	23.6
Provisions	(g)	339.7	(4.7)	335.0	2.9	—	2.9
Total current liabilities		2,976.7	202.2	3,178.9	4,908.2	—	4,908.2
Non-current liabilities
Trade and other payables	(d), (h)	13.2	26.2	39.4	—	—	—
Interest-bearing liabilities	(d)	1,776.2	172.8	1,949.0	1,463.8	—	1,463.8
Subordinated convertible securities		332.3	—	332.3	332.3	—	332.3
Deferred tax liabilities	(f)	388.5	196.7	585.2	169.2	(167.4)	1.8
Provisions	(g)	33.4	48.7	82.1	4.5	0.3	4.8
Retirement benefit obligations	(i)	58.5	267.7	326.2	—	73.9	73.9
Total non-current liabilities		2,602.1	712.1	3,314.2	1,969.8	(93.2)	1,876.6
Total liabilities		5,578.8	914.3	6,493.1	6,878.0	(93.2)	6,784.8
Net assets		4,707.6	(441.0)	4,266.6	5,046.5	(4.2)	5,042.3
Equity
Contributed equity	(b)	3,351.9	(33.9)	3,318.0	2,755.3	(33.9)	2,721.4
Reserves	(c), (j)	(349.2)	349.9	0.7	40.9	(40.2)	0.7
Retained profits	(l)	1,614.3	(757.1)	857.2	2,250.3	69.9	2,320.2
Total equity attributable to equity holders of the parent		4,617.0	(441.1)	4,175.9	5,046.5	(4.2)	5,042.3
Minority interest		90.6	0.1	90.7	—	—	—
Total equity		4,707.6	(441.0)	4,266.6	5,046.5	(4.2)	5,042.3

(b) At the end date of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated			Amcor Limited
			Effect of			Effect of
		Previous	transition		Previous	transition
$ million	Note	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
Current assets
Cash and cash equivalents	(n)	210.8	19.0	229.8	3.7	—	3.7
Trade and other receivables	(a), (f), (n)	1,685.9	138.8	1,824.7	6,027.4	(22.6)	6,004.8
Inventories		1,440.1	—	1,440.1	—	—	—
Total current assets		3,336.8	157.8	3,494.6	6,031.1	(22.6)	6,008.5
Non-current assets
Investments accounted for using the equity method	(n)	40.7	—	40.7	—	—	—
Other financial assets	(b), (n)	79.3	(26.5)	52.8	4,712.5	(26.5)	4,686.0
Property, plant and equipment	(c), (d), (e), (g)	4,400.1	26.7	4,426.8	8.7	(4.6)	4.1
Deferred tax assets	(f)	176.2	173.7	349.9	88.4	(88.4)	—
Intangible assets	(e)	1,766.9	231.1	1,998.0	5.5	5.0	10.5
Other non-current assets		98.9	(2.6)	96.3	11.4	(0.9)	10.5
Total non-current assets		6,562.1	402.4	6,964.5	4,826.5	(115.4)	4,711.1
Total assets		9,898.9	560.2	10,459.1	10,857.6	(138.0)	10,719.6
Current liabilities
Trade and other payables	(d), (h)	1,991.8	4.2	1,996.0	35.9	—	35.9
Interest-bearing liabilities	(a), (d)	729.2	158.0	887.2	3,849.6	—	3,849.6
Current tax liabilities		82.5	—	82.5	13.4	(0.2)	13.2
Provisions	(g)	290.4	(1.1)	289.3	2.1	—	2.1
Total current liabilities		3,093.9	161.1	3,255.0	3,901.0	(0.2)	3,900.8
Non-current liabilities
Trade and other payables	(d), (h)	0.7	30.9	31.6	—	—	—
Interest-bearing liabilities	(d)	1,747.8	169.5	1,917.3	1,275.9	—	1,275.9
Subordinated convertible securities		301.1	—	301.1	301.1	—	301.1
Deferred tax liabilities	(f)	292.8	224.5	517.3	148.6	(112.8)	35.8
Provisions	(g), (h)	44.9	55.0	99.9	5.2	0.3	5.5
Retirement benefit obligations	(i)	55.1	303.8	358.9	—	58.8	58.8
Total non-current liabilities		2,442.4	783.7	3,226.1	1,730.8	(53.7)	1,677.1
Total liabilities		5,536.3	944.8	6,481.1	5,631.8	(53.9)	5,577.9
Net assets		4,362.6	(384.6)	3,978.0	5,225.8	(84.1)	5,141.7
Equity
Contributed equity	(b)	3,348.1	(26.0)	3,322.1	2,751.5	(26.0)	2,725.5
Reserves	(c), (j)	(510.9)	362.7	(148.2)	40.7	(36.3)	4.4
Retained profits	(l)	1,446.9	(720.8)	726.1	2,433.6	(21.8)	2,411.8
Total equity attributable to equity holders of the parent		4,284.1	(384.1)	3,900.0	5,225.8	(84.1)	5,141.7
Minority interest		78.5	(0.5)	78.0	—	—	—
Total equity		4,362.6	(384.6)	3,978.0	5,225.8	(84.1)	5,141.7

(2) Reconciliation of profit under previous AGAAP to profit under AIFRS for the year ended 30 June 2005

		Consolidated			Amcor Limited
			Effect of			Effect of
		Previous	transition		Previous	transition
$ million	Footnote	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
Sales revenue		11,099.6	—	11,099.6	—	—	—
Cost of sales	(c), (d), (g), (i)	(9,304.8)	20.6	(9,284.2)	—	—	—
Gross profit		1,794.8	20.6	1,815.4	—	—	—
Other income	(c), (h)	174.7	(90.9)	83.8	365.5	0.8	366.3
Sales and marketing expenses		(303.2)	0.2	(303.0)	—	—	—
General and administration expenses	(b), (e), (i)	(1,225.3)	164.5	(1,060.8)	287.4	(327.6)	(40.2)
Research and development costs		(39.7)	—	(39.7)	(0.3)	—	(0.3)
Share of net profit of associates		1.8	—	1.8	—	—	—
Profit from operations		403.1	94.4	497.5	652.6	(326.8)	325.8
Financial income	(k)	—	20.9	20.9	—	323.1	323.1
Financial expenses	(d), (g), (i)	(158.1)	(29.2)	(187.3)	(217.2)	0.1	(217.1)
Net finance costs		(158.1)	(8.3)	(166.4)	(217.2)	323.2	106.0
Profit before related income tax expense		245.0	86.1	331.1	435.4	(3.6)	431.8
Income tax expense	(f)	(58.8)	(13.9)	(72.7)	37.9	(98.2)	(60.3)
Profit after related income tax expense		186.2	72.2	258.4	473.3	(101.8)	371.5
Profit attributable to:
Members of Amcor Limited		173.2	72.1	245.3	473.3	(101.8)	371.5
Minority interest		13.0	0.1	13.1	—	—	—
		186.2	72.2	258.4	473.3	(101.8)	371.5

(3) Reconciliation of the cash flow statement under previous AGAAP to AIFRS for the year ended 30 June 2005

		Consolidated			Amcor Limited
			Effect of			Effect of
		Previous	transition		Previous	transition
$ million	Footnote	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
Cash flows from operating activities
Receipts from customers (inclusive of goods and services and sales tax)	(a)	10,936.7	42.0	10,978.7	—	—	—
Payments to suppliers and employees (inclusive of goods and services and sales tax)	(a), (d)	(9,900.0)	21.7	(9,878.3)	(66.6)	—	(66.6)
Dividends received		0.6	—	0.6	40.6	—	40.6
Other income received		71.3	—	71.3	31.8	—	31.8
Finance income received		20.6	—	20.6	309.6	—	309.6
Finance expenses paid	(a), (d)	(156.3)	(19.3)	(175.6)	(211.8)	—	(211.8)
Income taxes paid		(115.5)	—	(115.5)	(42.2)	—	(42.2)
Net cash from operating activities		857.4	44.4	901.8	61.4	—	61.4
Cash flows from investing activities
Repayment of loans by associated companies and other persons		4.8	—	4.8	163.5	—	163.5
Payments for controlled entities and businesses, net of cash		(45.5)	—	(45.5)	(10.1)	—	(10.1)
Payments for property, plant and equipment		(647.4)	—	(647.4)	(3.1)	—	(3.1)
Proceeds on disposal of controlled entities and businesses		10.8	—	10.8	—	—	—
Proceeds on disposal of property, plant and equipment		77.4	—	77.4	0.3	—	0.3
Net cash from investing activities		(599.9)	—	(599.9)	150.6	—	150.6
Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly paid shares		(3.3)	16.2	12.9	(2.5)	15.4	12.9
Proceeds from borrowings	(a)	3,719.0	157.0	3,876.0	3,326.9	—	3,326.9
Payments for shares bought back		—	(15.4)	(15.4)	—	(15.4)	(15.4)
Repayment of borrowings	(a), (d)	(3,504.3)	(202.1)	(3,706.4)	(3,250.0)	—	(3,250.0)
Principal lease repayments		(18.1)	—	(18.1)	—	—	—
Dividends and other equity distributions paid		(346.6)	—	(346.6)	(290.2)	—	(290.2)
Net cash from financing activities		(153.3)	(44.3)	(197.6)	(215.8)	—	(215.8)
Net increase/(decrease) in cash held		104.2	0.1	104.3	(3.8)	—	(3.8)
Cash and cash equivalents at the beginning of the financial year		121.1	—	121.1	7.5	—	7.5
Effects of exchange rate changes on cash and cash equivalents		(11.5)	(0.1)	(11.6)	—	—	—
Cash and cash equivalents at the end of the financial year		213.8	—	213.8	3.7	—	3.7

(4) Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. For details of transition adjustments made at 1 July 2005, refer Note 1(z).

(5) Notes to the reconciliations

(a) Securitised receivables

Under AIFRS, securitised trade receivables have been recognised on balance sheet as the special purpose entity established for the securitisation is considered to be controlled in accordance with UIG Interpretation 112 Consolidation – Special Purpose Entities. AIFRS considers the majority allocation of the expected risks and benefits in determining control.

The effect is:

(i) At 1 July 2004

For the consolidated entity, current receivables and current interest-bearing liabilities increased by $197.9 million. There was no impact for the company.

(ii) At 30 June 2005

For the consolidated entity, current receivables and current interest-bearing liabilities increased by $157.0 million. In the cash flow statement, receipts from customers increased by $42.0 million, payments to suppliers decreased by $5 million, finance costs paid increased by $5 million, repayment of borrowings has increased by $199.7 million and proceeds from borrowings increased by $157.0 million. There was no impact for the company.

(b) Share-based payments

Under AASB 2 Share-based Payments, from 1 July 2004, the consolidated entity is required to recognise an expense for those options granted under Amcor employee share option plans after 7 November 2002 but that had not vested by 1 January 2005. In addition, employee share loans are derecognised and adjusted against issued capital.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity and the company, there has been a decrease in other financial assets of $34.3 million and a decrease in issued capital of $33.9 million, an increase in share-based payments reserve of $0.7 million and a decrease in retained earnings of $1.1 million.

(ii) At 30 June 2005

For the consolidated entity and the company, there has been a decrease in other financial assets of $26.5 million and a decrease in issued capital of $26.0 million and a decrease in retained earnings of $4.9 million and an increase in shared-based payment reserve of $4.4 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $3.7 million.

(c) Property, plant and equipment

Property, plant and equipment is measured at cost or deemed cost under AIFRS. On transition, the balance of the asset revaluation reserve was derecognised and adjusted against retained earnings.

Property, plant and equipment of the consolidated entity is affected by the following adjustments:

•                     The reversal of particular sale and leaseback arrangements which are not recognised as such for AIFRS, refer Note 50(d).

•                     Under AASB 116 Property, Plant and Equipment, the consolidated entity is required to expense start-up and relocation costs, and capitalise decommissioning costs into the cost of an asset as explained in Note 50(g).

•                     In addition, software costs previously recognised in plant and equipment are reclassified to intangible assets, refer Note 50(e).

•                     A change in the basis of impairment testing from a test of the recoverable amount of non-current assets using profit multiples and undiscounted cash flows, or discounted cash flows as deemed appropriate under AGAAP, to the AIFRS policy of testing the recoverable amount of cash generating units using discounted cash flows.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $62.6 million, a decrease in the asset revaluation reserve by $136.9 million and an increase in retained earnings of $199.5 million.

For the company, there has been a decrease in property, plant and equipment of $4.0 million, a decrease in the asset revaluation reserve by $40.9 million and an increase in retained earnings of $36.9 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $26.7 million and a decrease in the asset revaluation reserve of $130.2 million.

An amount of $69.2 million has been reclassified from other income to cost of sales.

For the company, there has been a decrease in property, plant and equipment of $4.6 million and a decrease in the asset revaluation reserve of $40.7 million.

(d) Leases

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting. The consolidated entity has recognised this transaction as a secured borrowing and the properties were reinstated on the balance sheet and recorded as an asset. Payments made under the relevant agreements are apportioned between interest expense and the loan liability.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $163.3 million, and an increase in non-current interest-bearing liabilities of $170.7 million and a decrease in current payables of $0.2 million, with a corresponding reduction in retained earnings of $7.2 million. For the company, there has been no impact.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $161 million, and an increase in non-current interest-bearing liabilities of $168.3 million and a decrease in current payables of $0.4 million, with a corresponding reduction in retained earnings of $6.9 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1.9 million.

In the cash flow statement, interest paid increased by $14.3 million, repayment of borrowings increased by $2.4 million and payments to suppliers decreased by $16.7 million. For the company, there has been no impact.

Operating leases

The consolidated entity, in applying AASB 117 Leases, recognises lease rental expense on a straight line basis where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in current lease payables of $4.2 million and non-current payables of $3.3 million with a corresponding decrease in retained earnings of $7.5 million. For the company, there has been no impact.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in current lease payables of $4.6 million and non-current payables of $2.9 million. Including the effect of foreign currency translation this has resulted in a decrease in retained earnings of $8.9 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1 million. For the company, there has been no impact.

(e) Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet. The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Business combinations that occurred on or after 1 July 2004, have been restated to comply with AIFRS. All business combinations are accounted for using the purchase method.

In respect of acquisitions prior to transition date, goodwill is measured at its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangible assets not meeting the AIFRS recognition criteria. Goodwill and intangible assets with an indefinite useful life are not subject to amortisation, but are tested for impairment annually.

On transition, intangible assets including goodwill have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.

Certain software assets have been reclassified from property, plant and equipment to intangible assets on transition to AIFRS.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in other intangible assets of $83.9 million and a decrease in property, plant and equipment of an equivalent amount. For the company, the increase in other intangible assets is $4.1 million with the corresponding decrease in property, plant and equipment.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in other intangible assets of $115.8 million and a decrease in property, plant and equipment of an equivalent amount. For the company, the increase in other intangible assets is $4.6 million with the corresponding decrease in property, plant and equipment. In addition, there has been an increase in goodwill of $127.2 million and a corresponding decrease in amortisation expense. For the company, there is no impact.

The consolidated entity utilised $10.5 million of previously unrecognised tax losses in the year ended 30 June 2005 which under AIFRS, on transition were recognised as a write down in the value of goodwill. For the company, there is no impact.

(f) Income taxes

Under previous AGAAP, deferred tax balances were determined using the income statement method, in which items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss. In addition, current and deferred taxes could not be recognised directly in equity.

Amcor Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003. Under previous AGAAP, the parent entity recognised current and deferred tax amounts relating to transactions, events and balances of the tax consolidated entities as if those transactions, events and balances were its own.

Under AIFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group.

The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax assets relating to the additional liabilities recorded under AIFRS for defined benefit plans and decommissioning provisions and an increase in deferred tax liabilities relating to revalued assets now carried at deemed cost, previously unrecognised securitised assets and an additional liability due to deductible goodwill.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in deferred tax assets of $162.5 million, an increase in deferred tax liabilities of $196.7 million and a decrease in retained earnings of $34.2 million.

For the company, the impact of the tax consolidation requirements have been offset by the tax effect of the defined pension obligations to derecognise deferred tax assets of $40.2 million and deferred tax liabilities of $167.4 million, with corresponding changes in retained earnings of $104.6 million and intercompany receivables of $22.6 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in deferred tax assets of $173.7 million and an increase in deferred tax liabilities of $224.5 million. Income tax expense for the year has increased by $13.9 million.

For the company, there has been a decrease in deferred tax assets of $61.6 million, a decrease in deferred tax liabilities of $86 million, a decrease in intercompany receivables of $22.6 million and a decrease in retained earnings of $1.8 million. Income tax expense for the year has increased by $98.2 million.

(g) Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located is recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists. At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the income statement as it occurs.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition. Under previous AGAAP, the costs of restoration were not recognised until the expenditure was incurred. Under AIFRS, a provision for restoration costs is recognised over the period of the lease and is measured as the expected cost of restoration at each reporting date.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $19.9 million (the company $0.1 million), an increase in provisions of $52.4 million (the company $0.2 million) and a decrease in retained earnings of $32.5 million (the company $0.1 million).

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $17.4 million (the company $0.1 million), an increase in provisions of $52.3 million (the company $0.2 million) and, including the effect of foreign currency translation, retained earnings has decreased by $37 million (the company $0.1 million). The increase in depreciation and interest expense has reduced net profit before income tax expense by $3.9 million for the year ended 30 June 2005. The profit impact in the company is insignificant.

(h) Government grants

Under previous AGAAP, contributions from government grants to the acquisition of assets were recognised as revenue at the fair value of the grant received, when the consolidated entity gained control of the contribution. Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in trade and accounts payable of $20.2 million with an equivalent reduction in retained earnings. For the company, there was no adjustment.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in trade and accounts payable of $28 million, a decrease in current receivables of $2.7 million and, including the effect of foreign currency translation, retained earnings has decreased by $32.4 million. The impact on other income for the year ended 30 June 2005 is $9.6 million. For the company, there was no adjustment.

(i) Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to 1 July 2004 are recognised directly in retained earnings.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in defined benefit obligations of $267.7 million, resulting in a total defined benefit obligation of $326.2 million. In addition $2.6 million of surplus plan assets were recognised resulting in a total reduction in retained earnings of $265.1 million.

For the company, there has been an increase in defined benefit obligations of $73.9 million equivalent to the total defined benefit obligation in the balance sheet at that date resulting in a reduction of $73.9 million in retained earnings.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in defined benefit obligations of $303.8 million, an increase in surplus plan assets of $0.4 million and a total reduction in retained earnings of $334 million. The impact on net profit before income tax expense for the year ended 30 June 2005 is an increase in expenses of $10.4 million.

For the company, there has been an increase in defined benefit obligations of $58.8 million and a total reduction in retained earnings of $58.8 million. The impact on net profit before income tax expense for the year ended 30 June 2005 is a decrease in expenses of $0.4 million.

(j) Foreign currency

The consolidated entity elected under AASB 1 to reset the Exchange Fluctuation Reserve (EFR) balance under AGAAP at 1 July 2004 to nil. For the consolidated entity, at 1 July 2004 an amount of $486.1 million has been reclassified from EFR to retained earnings. This adjustment resulted in a $469.3 million reclassification at 30 June 2005. There is no impact for the company.

For the consolidated entity, $6.1 million of EFR was taken direct to retained earnings under AGAAP. This entry was reversed under AIFRS, as the balance of EFR was taken to retained earnings at 1 July 2004.

(k) Finance income

Finance income has been reclassified from other income in the income statement. This resulted in a reclassification of $20.9 million for the consolidated entity and $323.1 million for the company, to finance income for the year ended 30 June 2005.

(l) Retained earnings

The impact of the transition to AIFRS on retained earnings is summarised below:

		Consolidated		Amcor Limited
$ million	Footnote	1 July 2004	30 June 2005	1 July 2004	30 June 2005
AIFRS reconciliation:
• transfer from asset revaluation reserve	(c)	136.9	130.2	40.9	40.7
• transfer from exchange fluctuation reserve	(j)	(486.1)	(469.3)	—	—
• recognition of deficits in defined benefit plans and actuarial gains and losses	(i)	(265.1)	(334.0)	(73.9)	(58.8)
• AGAAP amortisation of goodwill	(e)	—	127.2	—	—
• recognition of the net impact of decommissioning provisions	(g)	(32.5)	(37.0)	(0.1)	(0.1)
• derecognition of start-up and relocation costs	(c)	(34.9)	(37.7)	—	—
• lease adjustments	(d)	(14.7)	(15.8)	—	—
• deferral of government grants	(h)	(20.2)	(32.4)	—	—
• tax loss utilisation charge to goodwill	(e)	—	(10.5)	—	—
• other adjustments		(6.3)	(6.2)	(1.6)	(1.8)
• taxation effect of above adjustments	(f)	86.8	94.0	22.3	17.6
• other tax adjustments	(f)	(121.0)	(129.3)	82.3	(19.4)
Total adjustment to retained earnings		(757.1)	(720.8)	69.9	(21.8)

(m) Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the net profit after income tax expense of attributable to the ordinary equity holders of the parent entity. The earnings per share, calculated on the AIFRS adjusted results, compared to the previous AGAAP results are:

	AGAAP	AIFRS
	30 June 2005	30 June 2005
Basic EPS	13.8	22.0
Diluted EPS	13.7	21.9

(n) Reclassification of balance sheet line balances

Short-term deposits were reallocated from trade and other receivables to cash and cash equivalents on transition to AIFRS. For the consolidated entity, $17.3 million was reclassified at 1 July 2004 and $19 million at 30 June 2005. No reclassification was required for the company.

Investments accounted for using the equity method have been separately disclosed on the face of the balance sheet. This has been reclassified from the AGAAP balance sheet category ‘other financial assets’.

Non-current receivables, as disclosed under AGAAP, are included in non-current other financial assets under AIFRS.

(o) Reclassification of cash flow statement line items

In the consolidated entity and the company, payments relating to share buy-backs have been separately disclosed in the cash flow statement and reallocated from proceeds from share issues, convertible securities and calls on partly paid shares.

Directors’ Declaration

1.                  In the opinion of the directors of Amcor Limited (‘the Company’):

(a)            the financial statements and notes set out on pages 1 to 110 and the remuneration disclosures that are captured in sections 1 to 10 of the Remuneration Report in the Directors’ Report are in accordance with the Corporations Act 2001, including:

(i)                giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii)             complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)           there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.                  There are reasonable grounds to believe that the Company and the controlled entities identified in Note 43 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3.                  The directors have been given the declarations by the chief executive officer and chief financial officer for the financial year ended 30 June 2006 pursuant to Section 295A of Corporations Act 2001.

In accordance with a resolution of the directors, dated at Melbourne Victoria, this 23rd day of August 2006.

Chris Roberts	Ken MacKenzie
Chairman	Managing Director
and Chief Executive Officer

Independent Audit Report to Members of Amcor Limited

Scope

The financial report, remuneration disclosures and directors’ responsibility

The financial report comprises the income statements, balance sheets, statements of recognised income and expense, statement of cash flows, accompanying notes to the financial statements and the directors’ declaration for both Amcor Limited (the “Company”) and Amcor Limited and its Controlled Entities (the “Consolidated Entity”), for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (“remuneration disclosures”), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading “Remuneration report” in sections 1.3, 1.4, 2, 3, 4.3, 5, 6, 7, 9 and 10 of the directors’ report and not in the financial report.

 The Remuneration report also contains information in sections 1.1, 1.2, 4.1, 4.2 and 8 not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First-time Adoption of Australian equivalents to International Financial Reporting Standards.The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

•                     examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•                     assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion:

(1)             the financial report of Amcor Limited is in accordance with:

a)                the Corporations Act 2001, including:

i)                                              giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and:

ii)                                           complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b)               other mandatory financial reporting requirements in Australia; and

(2)             the remuneration disclosures that are contained in sections1.3, 1.4, 2, 3, 4.3, 5, 6, 7, 9 and 10 of the remuneration report in the directors’ report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

P M Shannon	Melbourne
Partner	23 August 2006

Statement of Shareholdings

Statement pursuant to Australian Stock Exchange Limited official list requirements

Holders of Amcor shares at 21 August 2006.

	Fully Paid	Percentage
	Ordinary	of Total
Amcor’s Top Twenty Shareholders	Shares	Shares
Westpac Custodian Nominees	217,884,576	24.37
J P Morgan Nominees Australia Limited	116,478,562	13.03
National Nominees Limited	102,417,255	11.46
ANZ Nominees Limited	62,732,295	7.02
Citicorp Nominees Pty Limited	36,312,146	4.06
RBC Dexia Investor Services Australia Nominees Pty Limited	32,413,313	3.63
AMP Life Limited	20,261,671	2.27
Australian Foundation Investment Company Limited	9,221,494	1.03
HSBC Custody Nominees (Australia) Limited	9,209,394	1.03
Queensland Investment Corporation	5,573,335	0.62
Argo Investments Limited	5,051,511	0.57
UBS Nominees Pty Limited	3,953,353	0.44
Warbont Nominees Pty Limited	3,804,956	0.43
Victorian Workcover Authority	3,716,304	0.42
Australian Reward Investment Alliance	3,312,985	0.37
Sandhurst Trustees Limited	3,299,923	0.37
Perpetual Trustee Company Limited	2,728,267	0.31
Transport Accident Commission	2,283,758	0.26
Djerriwarrh Investments Limited	1,510,687	0.17
UBS Wealth Management Australia Nominees Pty Limited	1,505,135	0.17
Total	643,670,920	72.03

Substantial Shareholders

Mondrian Investment Partners Ltd (formally Delaware International Advisers Limited) by notice dated 27 September 2004, has a relevant interest in 67,329,189 shares.

Maple-Brown Abbott Ltd by notice dated 3 May 2005, has a relevant interest in 61,978,779 shares.

The Capital Group Companies Inc by notice dated 14 February 2006, has a relevant interest in 62,516,006 shares.

These shares are held by several nominee companies.

Distribution of Shareholdings

Fully Paid Ordinary Shares

	Number of	% of	Number of	% of
Size of Holding	Shareholders	Shareholders	Shares	Shares
1-1,000 shares*	48,017	46.9	22,819,631	2.6
1,001-5,000 shares	44,835	43.8	98,856,948	11.0
5,001-10,000 shares	6,238	6.1	43,520,597	4.9
10,001-100,000 shares	3,108	3.1	60,999,247	6.8
100,001 and over shares	126	0.1	667,863,463	74.7
Total	102,324	100.0	894,059,886	100.0

*                    Of these shareholders, 1665 held less than a marketable parcel.

Votes of shareholders are governed by Rules 43 to 48 of the company’s Constitution. In broad summary, but without prejudice to the provisions of these rules, on a show of hands every shareholder present in person shall have one vote and upon a poll every shareholder present in person or by proxy or attorney shall have one vote for every fully-paid share held.

Unquoted equity securities - issued pursuant to the Amcor Employee Share/Option Plan approved by shareholders on 24 October 1985, and as amended on 20 October 1988.

	Numbers of Employees	Number of
Unquoted Equity Securities	Participating	Securities
Partly paid ordinary shares paid to 1 cent	31	387,000
Partly paid ordinary shares paid to 5 cents	65	890,000
Options over ordinary shares exercisable at various prices	324	14,487,282

Statistical Summary

Results shown before significant items except where indicated

$ million (except where indicated)

For the years ended 30 June:	2006(1)(2)	2005(1)(2)	2004	2003	2002	2001
Amcor Consolidated Results:
Net sales	11,439.3	11,099.6	10,405.9	10,709.9	7,472.4	5,667.2
Operating profit before interest and tax	775.7	821.8	703.5	721.6	567.9	508.0
Operating profit before tax(4)	529.1	603.1	571.3	575.3	446.4	367.0
Net operating profit/(loss)(4)	405.9	458.8	440.3	431.4	316.9	241.1
Net operating profit/(loss) after significant items(4)	351.3	193.0	345.7	361.3	851.7	282.4
Earnings per share (cents) pre significant items(4)	46.1	52.2	44.7	45.3	42.1	38.0
Earnings per share (cents) post significant items	39.9	22.0	33.8	37.0	122.6	44.6
Return on average shareholders’ equity (% p.a.)	11.9	12.9	9.4	9.8	12.1	11.7
Dividend and distribution	298.8	290.2	332.7	305.2	242.6	179.1
Dividend per ordinary share (cents)	34.0	34.0	32.0	30.0	28.0	28.0
Dividend franking (% p.a)	15.0	25.0	40.0	45.0	50.0	50.0
Dividend cover (times)	1.36	1.54	1.38	1.50	1.31	1.35
Financial Ratios:
Net tangible asset backing per share ($)	1.8	1.8	2.5	2.7	4.1	2.6
Net PBITDA interest cover (times)	5.1	5.9	7.0	6.7	5.8	5.3
Gearing (net debt/net debt & shareholders’ equity) (%)	46.7	50.7	36.0	33.0	(6.0)	46.0
Financial Statistics:
Income from dividends and interest	22.1	21.0	13.8	11.0	17.2	16.9
Depreciation and amortisation provided during the year	473.4	461.8	603.8	607.2	341.1	240.3
Net interest	242.2	213.0	132.2	146.3	114.1	133.2
Cash flow from operations	964.1	901.8	979.7	964.5	725.8	525.9
Capital expenditure & acquisitions	562.7	692.8	1,086.0	832.2	392.5	932.7
Balance Sheet Data as at 30 June:
Current assets	3,196.9	3,494.6	3,052.0	2,950.5	4,591.1	2,683.4
Non-current assets	6,958.6	6,964.5	7,234.4	6,611.8	4,250.9	4,342.3
Total Assets	10,155.5	10,459.1	10,286.4	9,562.3	8,842.0	7,025.7
Current liabilities	3,579.1	3,255.0	2,976.7	3,025.7	2,128.8	2,086.9
Non-current liabilities	3,004.4	3,226.1	2,602.1	1,900.8	2,146.3	2,369.1
Total Liabilities	6,583.5	6,481.1	5,578.8	4,926.5	4,275.1	4,456.0
Net Assets	3,572.0	3,978.0	4,707.6	4,635.8	4,566.9	2,569.7
Shareholders’ Equity
Share capital	2,810.3	3,322.1	3,351.9	3,135.3	2,972.8	1,401.6
Reserves	(84.5)	(148.2)	(349.2)	(210.8)	73.3	232.5
Retained profits	794.6	726.1	1,614.3	1,515.3	1,348.6	726.4
Shareholders’ equity attributable to parent entity	3,520.4	3,900.0	4,617.0	4,439.8	4,394.7	2,360.5
Minority interests in controlled entities	51.6	78.0	90.6	196.0	172.2	209.2
Total shareholders’ equity	3,572.0	3,978.0	4,707.6	4,635.8	4,566.9	2,569.7
Other data as at 30 June:
Fully paid shares (000’s)	890,252	878,183	877,950	848,224	822,601	633,192
Convertible securities - number of shares (000’s)	69,900	140,763	139,546	140,563	144,117	131,069
Amcor share price
• year’s high ($)	7.70	7.90	9.13	8.93	9.10	6.84
• year’s low ($)	6.41	6.26	6.52	7.68	5.69	5.04
• close ($)	6.68	6.70	6.97	8.12	8.24	6.62
Market capitalisation	5,946.9	5,883.8	7,091.9	8,029.0	7,965.8	5,059.4
Employee numbers	24,538	27,243	29,100	28,600	23,600	23,300
Number of shareholders	104,433	125,936	135,100	121,600	113,700	110,700

(1)             Numbers for 2005 and 2006 are calculated using AIFRS.

(2)             Includes all discontinued operations.

(3)             Based on net operating profit before significant items divided by the weighted average number of shares on issue for the period.

(4)             PACRS coupon payment is treated as interest in the 2006 and 2005 periods. The 2005 period excludes the 5% conversion discount.

Note: 2004 and prior years are calculated under AGAAP.

Investor Information

Amcor continues to divide its Full Year Financial Report into two reports – Conciseand Financial.

The Concise Report contains key information on Amcor’s business performance and summarised financial data for the year.The Financial Report contains more detailed financial information. Both or either of these reports are sent by mail or e-mail to shareholders who are on record as wishing to receive a copy and can also be viewedon Amcor’s website www.amcor.com

Amcor provides these reports on its website in a user-friendly format. The reports are interactive, searchable, printable, downloadable and easily emailed - or able to be viewed quickly on your computer. If shareholders find this facility satisfactory for their needs, we would appreciate them contacting the Share Registry and asking tobe removed from the mailing list. Apart from lowering Amcor’s registry costs, this will also help the environment by reducing paper use and wastage.

Share Registry Enquiries

Shareholders who wish to approach the Company on any matter related to their shareholding should contact Amcor’s Share Registry in Melbourne.

For enquiries within Australia call

1300 302 458 and from outside Australia call +61 3 9415 4104.

Alternatively, shareholders can contact the Share Registry –

By post to:

Amcor Share Registry

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

or

GPO Box 2975

Melbourne Victoria 3001 Australia

or

By fax to: +61 3 9473 2500

Internet Facilities

Amcor’s Share Registry and Amcor Investments’ PACRS2 Registry details can be obtained from Amcor’s website – www.amcor.com This facility provides a 24-hour service to shareholders, enabling access to information such as current holding balances, TFN notification, dividend history, choice about receipt of reports, historical price information and graphs of the share price against market indices. This information can be accessed by clickingon ‘Investor Information’ in the main menu then choosing Shareholders > Internet Share Registry. You will need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your family name and postcode.

Changes to your shareholder details, such as a change of name or address, or notification of your tax file number, direct credit of dividend advice or Dividend Reinvestment Plan preferences, can be made directly on the internet or by printing out any forms you need, filling them in and sending the changes to Amcor’s Share Registry.

Change of Address

Issuer sponsored shareholders should notify Amcor’s Share Registry immediately of any change to their registered address in writing, signed by the shareholder/s. Shareholders should quote their previous address and Security holder Reference Number. CHESS uncertificated shareholders should advise their sponsoring broker or non-broker participant. Forms for this service are available from Amcor’s Share Registry or from the Amcor website.

Dividends

The company normally pays dividends around April and October each year. Shareholders should retain all remittance advices relating to dividend payments for tax purposes.

The following alternatives are available to shareholders regarding payment of dividends:

1) By cheque payable to the shareholder Lost or stolen cheques should be reported, in writing, immediately to Amcor’s Share Registry to enable a “stop payment” and replacement.

2) By direct deposit to an Australian bank, building society or credit union account Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent tothe shareholder. Forms for this service are available from Amcor’s Share Registry or from Amcor’s website.

3) Dividend Reinvestment Plan (DRP) The DRP provides shareholders with the opportunity to re-invest their dividends in additional Amcor shares, while retaining the benefits of dividend franking. Shares acquired under the DRP rank equally with existing fully paid ordinary shares and will be provided to participants with no discount at a price equivalent to the arithmetic average of the daily weighted average market price of Amcor shares sold on the ASX during a period of nine business days after the record date for the relevant dividend. That period begins on the second business day after the recorddate and ends on the tenth business day.

Due to legal constraints which apply, securityholders who reside in certain countries, will not be able to participate in the DRP and will receive dividends by cheques.

A booklet containing full details of the DRP and a DRP election form are available on request from Amcor’s Share Registry. The DRP election form and booklet are also available from Amcor’s website in PDF format.

Tax File Numbers

Amcor is required to withhold tax at the rate of 48.5% on any unfranked component of a dividend or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form. Investors are not requiredby law to provide their TFN and can choose whether or not they wish to do so. From 1 July 2006, the rate of withholding will change from 48.5% to 46.5%. The new rate applies to dividends or interest paid on or after this date.

Stock Exchange Listings

Amcor shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register of Amcor Limited, located in Victoria, Australia. Amcor Investments (New Zealand) Ltd’s PACRS2 convertible securities are listed on the Australian Stock Exchange and the PRIDES USD Convertible Unsecured Notes are traded on NASDAQ in the US. Amcor Limited’s Eurobonds are listed on the London Stock Exchange.

American Depositary Receipts

Amcor shares are traded in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) on NASDAQ in the US. Each ADS traded represents four Amcor ordinary shares. Information about ADRs is available from the depositary, JPMorgan Chase Bank and via the internet on www.ADR.com.

Amcor Publications

The Company’s Full Year Financial Report is the main source of information for investors and is mailed to shareholders in late September.

Other publications issued during the year are:

1) The Chairman’s Address to the Annual General Meeting, which is mailed to shareholders in November. This includes the first quarter results.

2) The Half Year Financial Report reviewing the company’s performance for the six months to 31 December which is mailed to shareholders in March.

These publications, and many others which may also be of interest, such as Sustainability and Community reports, are also available from the Company’s website.

Senior Management and Corporate Directory

Website: www.amcor.com

Email: head.office@amcor.com.au

Amcor Limited

Corporate Head Office

679 Victoria Street

Abbotsford Victoria 3067

Australia

Telephone: +61 3 9226 9000

Facsimile: +61 3 9226 9050

Ken MacKenzie

Managing Director and

Chief Executive Officer

Amcor Australasia

971 Burke Road

Camberwell Victoria 3124

Australia

Telephone: +61 3 9811 7111

Facsimile: +61 3 9811 7171

Louis J Lachal

Managing Director

Amcor Asia

17 Senoko Loop

Woodlands East Industrial Estate

Singapore 758151

Telephone: +65 6756 1088

Facsimile: +65 6756 1087

Billy Chan

Managing Director

Amcor Flexibles Food

Da Vinci Laan 2

B-1935 Zaventem

Belgium

Telephone: +32 2 416 2611

Facsimile: +32 2 416 2612

Gérard Blatrix

Managing Director

Amcor Flexibles Healthcare

1919 South Butterfield Road

Mundelein

Illinois 60060-9735

United States of America

Telephone: +1 847 362 9000

Facsimile: +1 847 918 4665

Peter Brues

President

Amcor PET Packaging

Suite 100

935 Technology Drive

Ann Arbor Michigan 48108

United States of America

Telephone: +1 734 428 9741

Facsimile: +1 734 302 2298

William Long

President

Amcor Rentsch

Industriestrasse West 6

CH-4613 Rickenbach

Switzerland

Telephone: +41 62 209 0111

Facsimile: +41 62 209 0112

Jerzy Czubak

Group Managing Director

Amcor Sunclipse

6600 Valley View Street

Buena Park California 90620

United States of America

Telephone: +1 714 562 6000

Facsimile: +1 714 562 6059

Eric Bloom

President and

Chief Executive Officer

Bericap North America

835 Syscon Court

Burlington, Ontario

Canada L7L 6C5

Telephone: +1 905 634 2248

Facsimile: +1 905 634 7780

Scott Ambrose

Chief Operating Officer

Corporate Executives

Peter Day

Executive General Manager

Finance

Ron Delia

Executive General Manager

Operations Development

Julie McPherson

Company Secretary

and Group General Counsel

John Murray

Executive General Manager

Corporate Affairs

Ian Wilson

Strategic Development Director

Steve Keogh

Executive General Manager

Human Resources

Share Registry

Amcor Share Registry

Computershare

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067

Australia

Postal address:

GPO Box 2975

Melbourne Victoria 3001

Australia

Telephone: 1300 302 458

(within Australia)

Telephone: +61 3 9415 4104

(outside Australia)

Facsimile: +61 3 9473 2500

Email: web.queries@computershare.com.au

Financial Calendar

Financial Calendar 2006/07

Financial Full Year Ends	30 June 2006
Announcement of Full Year result	23 August 2006
Ex Dividend date for Final Dividend (2006)	1 September 2006
Record date for Final Dividend (2006)	7 September 2006
Final Dividend Payment Date (2006)	29 September 2006
Ex Date for PACRS2 Interest Payment	10 October 2006
Record Date for PACRS2 Interest Payment	16 October 2006
Annual General Meeting (Grand Hyatt, Melbourne)	25 October 2006
Record Data for PRIDES Convertible Note Interest Payment	4 November 2006
Chairman’s Address to AGM mailed	Mid November 2006
Financial Half Year ends	31 December 2006
Announcement of Interim (Half Year) Results	21 February 2007
Ex Dividend date for Interim Dividend	Early March 2007
Half Year Financial Report mailed	Early March 2007
Record Data for Interim Dividend	Early March 2007
Interim Dividend Payment Date	Late March 2007
Ex-Date for PACRS2 Interest Payment	4 April 2007
Record Date for PACRS2 Interest Payment	12 April 2007
Third Quarter Result Announced	Late April 2007
Third Quarter Financial Report mailed	Late April 2007
Financial Full Year Ends	30 June 2007

Please visit our website – www.amcor.com to view this calendar. It is updated on a regular basis as soon as dates are confirmed or amended.

Interest Payable on Convertible Securities and Notes:

•                       Amcor Investments (New Zealand) Limited 8.57% Perpetual Amcor Convertible Reset Securities (PACRS2), 31 October and 30 April subject to reset or conversion on or before 30 April 2007.

•                       1996 7.25% US dollar undated subordinated convertible notes (PRIDES), 19 May and 19 November each year subject to a final conversion date of 18 November 2006 and Amcor’s redemption right from 19 November 2006.

The Way Forward

Full Year Financial Report
Concise Report 2006

Amcor Limited ABN 62 000 017 372

Annual General Meeting

The 2006 Annual General Meeting of Amcor Limited will be held in the Savoy Ballroom of the Grand Hyatt Melbourne, 123 Collins Street, Melbourne at 11.00am on Wednesday 25 October 2006.

Formal notice of the meeting is enclosed with this report.

Julie McPherson

Company Secretary and Group General Counsel
Amcor Limited

About this report

Amcor’s Full Year Financial Report is issued in two sections – Concise and Financial. Both versions can be viewed on, or downloaded from, Amcor’s website www.amcor.com

In this report, ‘the year’, ‘2005/06’ and ‘2006’ refer to the financial year ended 30 June 2006. Likewise, ‘2006/07’ and ‘2007’ refer to the financial year ending 30 June 2007.

All monetary amounts are in Australian dollars unless otherwise specified.

Amcor’s Concise Financial Report complies with the principles contained in the Australian Stock Exchange Guidance Note 10 Guide to Review of Operations and Financial Condition.

The financial statements and disclosures included in the Concise Financial Report have been derived from the Full Year Financial Report. A fuller understanding of the financial performance, financial position, and financing and investing activities of the Amcor Group can be obtained from the Financial Report. The Financial Report is available, free of charge, on request to the Amcor share registry (via mail or electronically under the eTree initiative) or via Amcor’s website.

Contents

1	Message from the Managing Director
2	Strong Market Positions
3	Low Cost Position
4	Capital Discipline
5	Customer and Market Facing
6	Report from the Chairman
10	Financial Results
12	Review of Operations
25	Management Discussion and Analysis
30	Board of Directors and Company Secretary
33	Directors’ Report
61	Declaration by Independent Auditors
62	Income Statement
63	Balance Sheet
64	Statement of Recognised Income and Expense
65	Cash Flow Statement
66	Notes to the Concise Financial Statements
90	Directors’ Declaration
91	Independent Audit Report on Concise Financial Report
92	Statement of Shareholdings
93	Statistical Summary
94	Investor Information
95	Senior Management and Corporate Directory
96	Financial Calendar and Interest Payable

Twelve months ago the company embarked on an important program, The Way Forward, which concentrated on a number of important commercial and operational areas. It had a clear focus on execution capabilities and was in essence a three year ‘get fit’ program.

The key elements of this program are:

•                     ensuring the businesses have strong market positions;

•                     developing a customer and market focus;

•                     continuous improvement in lowering costs; and

•                     being more disciplined in the use of capital.

These points are explained in more detail on the following pages.

To achieve and retain the benefits from The Way Forward agenda requires high quality people. An extensive program is being implemented across the company to develop skills and improve capabilities that will ensure Amcor has the calibre of people needed to deliver ongoing success.

There has been good progress over the past year in all aspects of The Way Forward program, and over time the benefits from these improvements will be reflected in improved earnings.

The 2005/06 year delivered solid operating performances across most of the business units, offset by disappointing performances in the Australasian fibre packaging and Latin American PET operations.

Profit was lower, negatively impacted by rising oil and energy related costs, not fully recovered in selling prices. In these most challenging of circumstances, earnings before interest, tax and depreciation were only 2.7% lower. This reflects the relatively defensive nature of Amcor’s operations, with sales being predominately in the food and beverage markets.

The operating cash flow for the year was $522 million and after the payment of a 34 cent dividend to shareholders, the free cash flow was $214 million. This is a substantial improvement on prior years and demonstrates clear progress in the capital discipline process.

In the short term the negative impact of rising input costs continue. However The Way Forward agenda, together with detailed recovery plans for the underperforming operations will ensure solid growth in earnings and returns over a two to three year timeframe.

Amcor Full Year Financial Report 2006 Concise Report

Strong Market Positions

It is critical that Amcor focuses its resources into market segments that have industry attractiveness and where the company has a strong competitive position.

Over the past 12 months, there has been a thorough review of all businesses in the portfolio to identify their long term attractiveness.

For those with good market positions and sound industry fundamentals, the focus is on understanding the best way to grow value.

Within this category, the key opportunities identified are flexibles and tobacco packaging in emerging and attractive markets, custom PET – particularly hot-fill beverages in the Americas, and some select market segments in Australasia.

For those businesses with poor competitive positions or poor industry attractiveness, the alternatives are to either fix, sell or close them.

Over the past 12 months, sales totalling approximately $420 million have been announced, including the metal closures operations in Europe, the Asian corrugated, sacks and closures businesses and the Australasian PET business. In the fix category, there have been detailed plans outlined for turnarounds in the fibre operations in Australasia, the PET operations in Mexico and some specific plants in the flexibles operations in Europe.

Finally, two plants in the flexibles operations in Western Europe have been closed and key equipment relocated.

The portfolio review is ongoing and further announcements will be made over the coming 12 months of actions to improve the focus on those businesses that can deliver growth in shareholder value.

Low Cost Position

Amcor’s focus on reducing costs has predominately been within each business unit at the operational level.

Going forward, the opportunities to further reduce costs will encompass cross divisional co-operation with procurement of raw materials, energy and other consumables being the initial focus. Amcor has built a global business with substantial scale and has the opportunity to maximise this position through improved leverage across a broad range of products and services.

Another significant cost is general administration and corporate overheads. As the portfolio review continues and some businesses are divested there will be opportunities to reduce these costs. This process has commenced with the announced restructuring of the flexibles head office in Europe, and PET packaging regional offices in Europe and America.

The focus on reducing plant costs will continue and a significant component of the benefits are expected from turnarounds in Australasian fibre and Mexican PET operations, will be realised through reduced costs at the operating level.

Capital Discipline

Amcor generates substantial operating cash flow from its businesses. In the current year, this amounted to $522 million. A key driver in the delivery of shareholder value will be the success in reinventing this cash.

Over the past 12 months, a new approach to capital discipline has been adopted that sets out clear principles for the use of capital going forward.

The businesses need to ‘live within their means’ in terms of the capital expenditure required to maintain their operations, improve their cost positions and deliver incremental organic growth. This aggregate amount will not be greater than total depreciation, which is currently around $450 million per annum.

Funding for growth beyond these levels will be via redeployment of some of the capital released through the asset sale process. This capital will only be used to fund specific targeted market segments, including flexibles and tobacco packaging in emerging and attractive markets, custom PET containers and selected market segments in Australasia.

By strictly monitoring the allocation of capital and having an increased focus on the target markets, there will be greater growth in returns and shareholder value.

Customer and Market Facing

Developing excellence in sales and marketing is the key focus in improving customer and market facing capabilities.

This will be achieved through extensive training and development to embed best practice tools and processes into the organisation.

The sales and marketing team will develop a more proactive approach to customers, a better understanding of their needs and generate deeper market insights.

Over the past 12 months, a comprehensive program has been developed that will move through all the business units over the next two years. It has already been implemented in the flexibles operations in Australasia and the PET, flexibles and Sunclipse businesses in North America.

This program is designed to substantially improve the capabilities across a range of attributes, including strategic marketing, key account management and sales force effectiveness.

The aim is to drive a fundamental transformation of Amcor’s culture to being more customer and market focused.

Report from the Chairman

The 2006 year has been one of substantial change and significant progress across a broad range of activities against a backdrop of sharply rising commodity costs.

6

Earnings for 2006 were $406 million, down 11.5% on the previous year’s restated AIFRS amount of $459 million. Return on average funds employed reduced from 12.0% to 11.3%, however this was still a premium to the cost of capital of 9.6%.

Profit before interest, tax and depreciation, which is a key measure of the underlying cash generation of the business was down only 2.7% from $1,284 million to $1,249 million. In a year of such sharply rising commodity input costs, this was an excellent achievement. The resilience of profitability at this measure reinforces the overall stability of the company and has enabled the Board to hold dividends constant at 34 cents per share.

Significant Items

Significant items for the year were a loss of $55 million after tax, predominately due to a combination of asset write downs, profits and losses from disposal of assets and restructuring in the PET and flexibles operations.

The Way Forward

In last year’s Annual Report the agenda for the future was outlined — focusing on improving execution in a number of key disciplines. The key achievement over the past year has been the substantial progress made on all aspects of this program, termed ‘The Way Forward’.

Under this program a thorough review of the portfolio was undertaken and a number of asset sales announced, together with plant closures and detailed improvement plans for underperforming plants. The aim is to remain only in those market segments and regions where Amcor has a strong market position and a sustainable competitive advantage that will deliver shareholder value over the long term.

The proceeds from announced asset sales, which to date have been approximately $420 million, are specifically set aside for reinvestment in those markets which exhibit the highest growth and return opportunities. Specifically, these include:

•              custom PET containers; and

•              flexible and tobacco packaging in emerging and attractive markets and some select market segments in Australasia.

To date around $260 million has been allocated for reinvestment including a new near-site, hot-fill PET container plant in the United States to supply Gatorade containers to PepsiCo, expansion of the new greenfield flexibles plant in Russia, and investments in the tobacco packaging market in China.

Another key component of The Way Forward agenda is an increased focus on customers and markets. This involves improving understanding of customer needs, the value Amcor’s products and services offer and how these are best matched to Amcor’s manufacturing and technological capabilities. To this end, an extensive program is being progressively rolled out across the organisation, which over time will fundamentally change the culture of the organisation. The focus of this program is to build capabilities in key account management, sales force effectiveness, customer and product profitability. This program has already been implemented in the flexibles operations in Australasia, and the PET, flexibles and Sunclipse operations in North America.

A third component of the agenda is improving capital discipline. The company continues to generate substantial cash flows. How well this cash is used for reinvestment in the business, retiring debt or returns to shareholders is critical to the creation of value.

Under the new capital discipline culture, capital spending, excluding growth investments in the nominated high priority segments, will be limited to depreciation. Further, focus on working capital has increased and most businesses are already delivering improvements in their level of working capital. On both fronts, the opportunity for improvement remains, however it is encouraging that substantial progress has already been made with cash flow from operations improving from $346 million in 2004/05 to $522 million in 2005/06.

7

From this amount, dividends paid were $309 million, leaving the company with a positive free cash flow of $213 million. This is an outstanding result in a year of rapidly rising input costs.

This past year has therefore seen the first impacts of The Way Forward agenda – which clearly has a strong execution focus and is about ensuring the company takes the necessary actions across a range of functions to be in a sound position to grow and compete in our markets in the future.

Management Changes

Ken MacKenzie commenced as Managing Director on 1 July 2005 and during the year implemented a number of important changes to the senior management team. Some of these changes resulted from the combining of Amcor Flexibles and Amcor Rentsch following the retirement of Graham James, the previous Managing Director of Amcor Flexibles. These changes included:

•                                          Peter Brues appointed to head Amcor Healthcare Flexibles, incorporating the healthcare packaging plants in Europe and the Americas.

•                                          Gérard Blatrix appointed to head Amcor Food Flexibles, which consists predominately of the processed food and fresh food plants in Western Europe.

•                                          Jerzy Czubak appointed to head Amcor Rentsch, which has leadership for the global tobacco packaging business and the Amcor flexibles operations in eastern Europe.

•                                          Louis Lachal, previously the Acting Chief Operating Officer, appointed to the position of Managing Director for Amcor Australasia.

•                                          Ron Delia appointed to the position of Executive General Manager Operations Development. Mr Delia had previous experience with the packaging industry, mainly in the US and most recently with McKinsey, where he was a specialist in this area.

•                                          Steve Keogh appointed as the new Executive General Manager Human Resources. Mr Keogh has had broad international experience with BHP Billiton, leading a number of substantial change programs.

With these changes, only six out of 13 people in the executive management team have the same position as a year ago and there are five new additions to the team.

With this injection of new talent has come a reinvigoration of the senior team, which has been essential to the process of changing the culture and better positioning the company for the future.

Review of the Year

From an operational perspective, there was substantial progress across the company. However, this has not yet translated into improved earnings due primarily to the ongoing impact of rising commodity and energy costs and disappointing results in the fibre operations in Australasia and the PET business in Mexico. Despite these impacts, there were a number of substantial positives across the business.

•                                          Strong growth of 27% in the custom beverage category of the PET container market. This segment requires the bottles to withstand filling temperatures of up to 95°c. Key examples of this category are isotonic beverages, juices, iced teas and energy drinks.

•                                          Amcor Sunclipse, the US-based distribution business had an excellent year, successfully managing rising input costs and growing volumes across all aspects of the operations. Margins increased and return on average funds employed was 18.9%.

•                                          The flexibles business delivered a solid return under difficult circumstances. Although there was a modest lag in the pass through of oil-based resin cost increases, overall the business was able to offset this by a focus on manufacturing efficiencies and cost reductions to deliver a modest increase in earnings and return on average funds employed of 12.5%.

Energy Costs

In all business units, but particularly in the Amcor PET Packaging and Amcor Flexibles businesses, the increasing cost of energy and energy related inputs had a significant impact. Although raw material cost movements are generally recovered in the market in a timely fashion, there historically has been little mechanism in contracts for the recovery of other cost increases, including energy. In the past, these increases have been absorbed within the continuous cost reduction program adopted by the businesses.

Given the substantial energy cost increases of the past twelve months, these now need to be recovered in higher selling prices. Although Amcor is committed to achieving this, the opportunity to pass on the increased costs is normally at the expiration of contracts. With pre-existing contracts up to five years in duration, the process will take time to be fully implemented across the company.

Australasian Fibre Restructuring

The Australasian fibre operations have undergone significant management changes over the past 12 months with a number of new senior managers from other divisions of Amcor Australasia, as well as external appointments. This new team has undertaken a thorough review of the business and determined that major changes are required to better position the business going forward. The key elements of this program are:

•                                          Reducing from three corrugated box plants to two in both Victoria and Queensland and upgrading the remaining sites in those states;

•                                          Undertaking a detailed feasibility study on a new paper recycling mill to be located at Botany, New South Wales. The new mill will deliver low-cost recycled paper to the Australasian market and is expected to be operational in the 2009/10 year;

•                                          The closure of the small paper recycling mill located in Spearwood, Western Australia;

8

•                                          Upgrading equipment in the folding carton operations to lower costs and target new growth opportunities; and

•                                          Substantial changes in the sales and marketing function, including reorganising the function on a regional rather than a national basis, increasing sales personnel and implementing an extensive capability building program.

This program is expected to cost approximately $300 million, subject to the final design of the paper recycling mill, and will deliver cost savings of $60 to $80 million per annum when complete, ensuring that Amcor is a low cost manufacturer and has an appropriate footprint for the market.

Corporate Governance

The Board is committed to achieving and demonstrating the highest standards of corporate governance and there is a detailed statement relating to this later in the report. As part of its continuous improvement in this area a number of new initiatives have been introduced. These include discontinuing the Directors’ retirement allowance, restricting Director terms to a maximum of 10 years, reducing the size of the Nomination Committee and prohibiting the hedging of unvested options.

ACCC

On 21 December 2005 the ACCC commenced legal proceedings in the Federal Court against certain Visy Group companies and executives. The proceedings are in respect of alleged cartel conduct in the Australian corrugated box industry. No Amcor Group company or executive is a party to the proceedings.

The ACCC also announced it had granted immunity to Amcor in accordance with the terms of its leniency policy for cartel conduct. Amcor does not expect to be the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise. As part of the grant of its immunity, Amcor will continue to assist the ACCC in relation to its investigation and proceeding.

During the year a class action was initiated relating to this matter and details of this action are provided on page 34.

Future

Implementing The Way Forward agenda, with its focus on execution, has proven to be the right program at the right time for Amcor and progress across all aspects has been pleasing.

A key part of this program is the operational turnarounds underway for the Australasian fibre and Mexican PET operations that will position these businesses to deliver substantial improvements over the longer term.

In the short term, rising oil and energy related costs continue to negatively impact earnings and although these are being passed on to customers it will take time for this process to be completed.

The benefits from The Way Forward agenda, including the operational turnarounds, will deliver sustainable benefits in earnings and returns, however in the current year these initial improvements will be offset by the impact of under-recovery of rising input costs.

The Board would like to thank all of Amcor’s stakeholders, including customers, shareholders, employees and suppliers for their support and encouragement over the past twelve months.

Chris Roberts

Chairman

9

Reported profit after tax and before significant items was $405.9 million.

Earnings per share were 46.1 cents and the full year dividend was 34.0 cents.

The operating cash flow after movement in working capital, the cash component of significant items and base capital expenditure was $522.3 million.

After payment of $308.8 million in dividends the free cash flow was $213.5 million. Significant items for the year were a loss of $54.6 million.

Financial Results

Key Results Year to 30 June 2006

	2006	2005	% Change

Sales ($ million)	11,439.3	11,099.6	3.1

Profit before interest, tax, depreciation and amortisation (PBITDA)($ million)*	1,249.1	1.283.6	(2.7)

Profit before tax ($ million)*	529.1	603.1	(12.3)

Profit after tax ($ million)*	405.9	458.8	(11.5)

Profit after tax and significant items ($ million)	351.3	193.0	82.0

Basic earnings per share (cents)*	46.1	52.2	(11.7)

Return on shareholders’ equity (% p.a.)*	11.9	12.9

Dividends on ordinary shares

– Amount ($ million)	298.8	290.2

– Per share (cents)	34.0	34.0

– Franking (%)	15.0	25.0

– Cover (times)	1.36	1.54

* Before significant items

All operations

Profit after tax and before significant items was down 11.5% to $405.9 million. This reduction was primarily due to a lower profit before interest, tax, depreciation and amortisation of $34.5 million and an increase in interest expense of $27.9 million.

The final dividend for the year was 17 cents per share, 15% franked at 30 cents in the dollar. The total dividend for the year was 34 cents per share.

* Before significant items

** Comparatives for 2004 have been prepared under the previous Australian GAAP and have not been restated

10

Cash Flow from Operations

$ million	2006	2005

PBITDA	1,249.1	1,283.6
Interest	(239.6)	(207.2)
Tax	(79.1)	(115.5)
Cash significant items	(26.0)	(51.8)
Base capital expenditure	(441.8)	(503.7)
Movement in working capital(1)	123.2	4.7
Other	(63.5)	(64.3)
Operating cash flow	522.3	345.8

Dividends	(308.8)	(294.3)
Divestments	264.2	24.5
Growth Capital/acquisitions	(69.5)	(125.5)
Proceeds from share issues	84.8	(3.3)
Foreign exchange rate changes	4.8	(11.6)
Movement in net debt	497.8	(64.4)

(1) Movement in working capital relates to continuing operations

The operating cash flow increased from $345.8 million to $522.3 million, an improvement of $176.5 million. The major reason for the improvement was a reduction in working capital of $123.2 million and lower base capital spending of $441.8 million.

At period end net debt was reduced by $497.8 million. The key components of this reduction were improved operating cash flow and the proceeds from asset sales of $264.2 million.

Balance Sheet

$ million	2006	2005

Current assets	3,196.9	3,494.6
Property, plant and equipment	4,296.8	4,426.8
Intangibles	1,888.4	1,998.0
Investments and other assets	773.4	539.7
Total assets	10,155.5	10,459.1

Short-term debt	(690.4)	(887.2)
Long-term debt	(2,084.9)	(1,917.3)
Creditors and provisions	(3,344.0)	(3,375.5)
Convertible notes	(464.2)	(301.1)
Shareholders’ equity	(3,572.0)	(3,978.0)
Total liabilities and shareholders’ equity	(10,155.5)	(10,459.1)

All operations

11

William Long

President

Amcor PET Packaging

Results

A$	2006	2005
Net Sales (mill)	4,049	3,696
Change (%)	9.6
PBIT (mill)	245.0	259.8
Change (%)	(5.7)
Operating Margin (%)	6.1	7.0
Average Funds Emp (mill)	2,613	2,463
PBIT/AFE (%)	9.4	10.5

US$
Net Sales (mill)	3,023	2,772
Change (%)	9.1
PBIT (mill)	182.9	194.8
Change (%)	(6.1)
Operating Margin (%)	6.1	7.0
Average Funds Emp (mill)	1,951	1,847
PBIT/AFE (%)	9.4	10.5
Average Exchange Rate
A$/US$	0.75	0.75

(All operations)

Cash Flow

US$ million	2006
PBITDA	337.1
Base Capital Expenditure	(153.6)
Significant Items	(6.7)
Movement in Working Capital	18.4
Operating Cash Flow	195.2
Growth Capital Expenditure	(10.2)

(All operations)

Amcor PET Packaging

Amcor PET Packaging is the world’s largest producer of PET (polyethylene terephthalate) containers mostly to the consumer products industry. It is headquartered in Ann Arbor, Michigan (USA), employs 6,100 people at 82 sites — comprised of 46 manufacturing locations and 36 on-site injection and blowing facilities - in 21 countries.

It produces PET containers and preforms for a wide variety of food and beverage applications, and also supplies PET containers to the personal care, household chemical and agro-chemical industries.

PET Group

Amcor PET Packaging had a mixed year with good performances in North America and Europe offset by a disappointing result in Latin America, mainly due to a poor performance in Mexico.

Profit before interest and tax (PBIT) was down 6.1% to US$182.9 million. Returns, measured as PBIT over average funds employed, were lower at 9.4%.

Base capital expenditure was US$153.6 million, of which over 40% was directed to the more technically demanding custom beverage business.

Despite rising raw material costs, working capital decreased by US$18.4 million. Significant items were a loss of US$16.8 million (before tax), of which US$6.7 million was a cash outlay.

Significant items were related to the restructuring activities for the operation in Poland, two plant closures in Mexico, and administration cost reductions and business streamlining activities in Europe and Latin America.

Overall, the business generated an operating cash flow of US$195.2 million after the cash component of significant items, working capital movements and capital expenditure.

Volumes for the year were up 5.9% to 36.1 billion units. Custom containers were up 26.6% and are now 20% of total volume.

A key issue for the business has been the recovery of inflationary costs, primarily rapidly rising energy costs. Energy represents over 15% of non-material operating costs and this has risen sharply over the past 12 months.

Traditionally, industry contracts have not recaptured energy cost movements, and consequently the business had substantial under-recovery that impacted earnings. As contracts are renewed, energy cost recovery clauses are being included as part of standard commercial terms. However, it will take time to implement this across the entire business.

The annualised run rate for the higher energy costs was around US$20 to 25 million. It is estimated that these increased costs negatively impacted earnings for the year by between US$10 to 15 million with a significant proportion occurring in the second half.

North America

In North America, volumes were up 8.8% for the year after being up 15.5% for the first half. This growth was predominately due to a 26% increase in custom containers and a particularly hot summer in 2005 that assisted volumes in the carbonated soft drink (CSD) and water segment in the first half of the year. Lower volume growth in the second half of the year reflects the previously announced loss to self-manufacture of a significant piece of CSD business in Canada and the Northwest US.

The increase in the custom business was a result of strong growth in the isotonic beverage sector, together with ongoing expansion in the diversified product segment, including the liquor and personal care markets. The business reached agreement with PepsiCo to build a new US$80 million plant at Wytheville, Virginia, for hot-fill Gatorade containers on a near-site basis to PepsiCo’s plant at that location. This plant is expected to commence operations by March 2007.

The business has successfully commercialised the new panel-less heat-set container, PowerFlexTM. This patented design is currently being introduced into the market by a number of iced tea and functional beverage customers and additional manufacturing capacity is being installed to meet this growth.

Volumes also benefited from the first full year of an on-site facility for a major juice producer and a near-site facility for private label hot-filled juice products. Also assisting the volume increase were

12

the custom expansion at the Franklin plant in Indiana and the expansion of the heat-set gallon capacity in three markets.

The North American business strategy is to continue to support growth in the custom segment, backed by long-term contracts that recognise the technology and value that exist in its heat-set products. The company is targeting US$120 million in capital in the 2006/07 year to support this growth. A key component of this will be the new plant at Wytheville. Other key projects include heat-set capacity expansion on the West Coast and PowerFlexTM capacity installation in key markets.

In the water and CSD segments, volume growth was 3% for the year after being up 9% for the first half. Following the Coca- Cola decision to pursue self-manufacturing in the US Northwest and Canada, effective January 2006, the business closed three plants in Canada. Much of the equipment was relocated to other sites, mainly in North America.

The business is being very selective in new investment in the CSD and water segments. New capital spending is supported by satisfactory long-term contracts that reflect Amcor’s need to recover inflationary cost increases, particularly energy.

Latin America

The business in Latin America achieved overall volume growth of 10% and growth in custom containers of 37% albeit off a low base. The region has favourable demographics, increasing income per capita and ongoing replacement of glass with PET will continue to support this higher overall growth.

The business in Mexico had a disappointing year with earnings down substantially. The issues were predominately around management, footprint, manufacturing efficiencies and supply chain. A number of plants had low operating efficiencies which resulted in subcontracting out production and increasing the logistics and warehousing costs.

In March 2006, a new General Manager was appointed with the initial focus to develop a turnaround program for the business. The key elements of this program include closing two small blow-moulding facilities and reviewing the entire supply chain to reduce handling, transport and warehousing costs.

The business will continue to obtain assistance from the North America operations via manufacturing and technical support.

Although the operations experienced a loss in 2005/06, they are currently operating at break even. Substantial improvement is anticipated in 2006/07, however the full year benefits from the turnaround plan, expected to be around US$15 million per annum, will not be realised until 2007/08.

The businesses in Argentina and Brazil experienced substantially lower US$ reported earnings for the year with unfavourable currency movements having a negative impact of US$4 million.

In both countries, there was considerable inflationary cost pressure (inflation in Argentina was 13% and in Brazil was 10%) that was not fully recovered in the market.

In Brazil, the business signed a long-term contract with a major global customer for 25% of that business unit’s total volume. Volumes are expected to increase over the life of the contract enabling the business to lower the cost to produce. Some of these benefits have been shared with the customer via lower prices. Although this will result in a negative impact on earnings in the first year, due to some restructuring activities, satisfactory returns will be obtained across the life of the contract.

In Argentina, the 2004/05 earnings were helped considerably by substantial export volumes to Brazil. This did not continue in 2005/06 and a major customer commenced importing products from a neighbouring country to take advantage of cross-border tax benefits. The business in Argentina is a well-run organisation with a solid business base and satisfactory returns, however the very favourable conditions in 2004/05 are not likely to be repeated.

Europe

In Europe, volumes were up 1.3% on a continuing business basis. At the end of the prior fiscal year, the plant in Turkey was closed so that the actual volume movement was a reduction of 3%.

Across the business there was good growth in the United Kingdom, driven by increases in the water and custom beverage segments as well as good progress in expanding the diversified product business. The volumes in Continental Europe were flat on the previous year, with a reduction in Germany offset by growth in Spain, while France was steady on last year.

The custom plant at Brecht, Belgium also had stable volumes, and it is currently transitioning a number of products from multilayer to monolayer barrier technology.

During the year, the plant in Poland was downsized to reflect a smaller business base. The management team has decided to exit the market there and recently reached agreement to sell the business to a competitor.

The PET recycling facility at Beaune in France had another year of solid performance.   The key issue for the business in Europe was the recovery of increased energy costs. In the United Kingdom and much of Continental Europe, energy costs rose substantially and it was difficult to pass these increases on to customers. As contracts are renewed, energy cost recovery will be included as a standard clause. However, this process will take time to be fully implemented.

In an environment of flat volumes and rising energy costs, manufacturing performance was excellent and profits were ahead of the previous year. The management team in this region did an excellent job in managing costs and capital to maximise earnings in a challenging business environment.

PET Group Outlook

The outlook for the PET packaging business is for a modest improvement in earnings in the 2006/07 year. Rising costs, particularly energy, will severely dampen the first half earnings, compared to the same period last year.

As the year progresses the turnaround in Mexico and the improved recovery of energy cost increases will improve earnings, but the full benefit of these improvements will not be evident until the 2007/08 year.

13

Louis J Lachal

Managing Director

Amcor Australasia

Results

A$	2006	2005
Net Sales (mill)	2,561	2,572
Change (%)	(0.4)
PBIT (mill)	262.4	315.8
Change (%)	(16.9)
Operating Margin (%)	10.2	12.3
Average Funds Emp (mill)	1,840	1,804
PBIT/AFE (%)	14.3	17.5

(All operations)

Cash Flow

A$ million	2006
PBITDA	384.2
Base Capital Expenditure	(105.2)
Movement in Working Capital	13.5
Operating Cash Flow	292.5

(All operations)

Amcor Australasia

Amcor Australasia is the most diverse of the group’s business units and supplies a broad array of packaging items across the complete Amcor product range. Its products include corrugated boxes, cartons and folding cartons, steel and aluminium cans for food, beverages and household products, flexible packaging, plastic and metal closures, glass wine bottles, multiwall sacks, paper, cartonboard and paper recycling. With headquarters in Camberwell, Victoria (Australia) it has 65 plants throughout Australia and New Zealand and approximately 6,500 employees.

Australasian Group

The Australasian business had a difficult year with profit before interest and tax, down 16.9% to $262.4 million. Returns, measured as PBIT over average funds employed, were lower at 14.3%.

Despite rising raw material costs working capital decreased by $13.5 million.

Base capital expenditure for the year was $105.2 million, compared with depreciation and amortisation of $121.8 million.

Overall the business delivered an operating cash flow of $292.5 million, after capital expenditure, cash significant items and movement in working capital.

Across the business units the rigid, flexibles and glass operations produced solid results with overall improved earnings and returns.

Offsetting these good performances was a difficult year in most aspects of the Fibre operations, which impacted both earnings and returns. This business has undergone significant change over the past twelve months including the appointment of a new management team. This team has developed a comprehensive turnaround plan, that will aim to deliver substantial improvement in both earnings and returns over the next few years and, ultimately, reposition the business to achieve Amcor’s target returns.

In the short term, however, the current trend in earnings will continue.

Fibre Division

Sales

The corrugated box business had a difficult year with overall volumes declining by 5%. In Australia second half volumes declined by 5.5% after being down just over 4% in the first half. In New Zealand volumes were down by just over 5% in the second half after being flat in the first half.

The decline in volume in Australia was due to some loss of volume to competition in the first half and in New Zealand the decline was due to the loss of the Fonterra contract in the second half. Overall the business was affected by general market softness and some specific industry issues.

In particular, the fruit and produce sector was down nearly 9% in the second half and 5.5% for the full year. This was caused by the following factors:

•                                          the impact of cyclone Larry in Northern Queensland that destroyed the banana crop and severely impacted a number of other produce sectors. Amcor has a large market share in this higher quality product segment. The lower volumes will have a continuing impact on earnings in the 2006/07 year.

•                                          continuing growth in the use of returnable plastic crates (RPC).

The industrial segment continues to be impacted by an increase in manufactured goods being produced offshore resulting in a decline in volumes of 5%.

In the grocery segment there was continued growth in imports of filled products with customers relocating offshore and retailers increasing imports for house brands. Overall this segment was 6% lower with the trend in the first half continuing for the full year.

The market dynamics in New Zealand changed substantially during the year, with an aggressive drive by competitors to secure additional volume leading to a loss of some accounts and substantial price reductions to retain business.

New Zealand volumes were down 3% overall. The kiwifruit season was much

14

improved on the previous year with volume up 31%, but this was offset by a poor apple/pear season (down 16%). Meat was up 14% on the back of higher kill rates and an improved export market. Dairy was down 19% as the business lost a major customer in Fonterra at the end of the first half. Impact on volumes did not commence until March 2006.

In carton converting, volumes were down 8% across Australasia. Demand was weaker in the Australian grocery and tobacco segments. Some business was lost as customers relocated offshore.

Operations

Corrugated and Cartons

During the year, a SAP management information system was installed across the Australian corrugated business on a state-by-state roll-out. This had the effect of creating some operational adjustments as the system was implemented in each state, resulting in extra costs and reduced efficiencies.  Although this was an impact in the 2005/06 year, SAP will be of substantial benefit going forward in improving service and delivery performance.

The business also faced a number of inflationary cost pressures through the year which it could not fully recover in the market place.

As a result of the above factors, gross margins, which were largely unchanged in the first half, declined in the second half. This was particularly so in Queensland and New Zealand.

Earnings and margins were also lower in the folding carton business predominantly due to lower volumes.

Paper

The paper manufacturing operations consist of the recycled paper mills which produce paper for the corrugated box business, and the cartonboard mill which supplies board to the folding carton segment.

The recycling mills had a difficult year with domestic volumes down 5%, while export volumes were 28% higher but at lower margins.

Operating costs increased during the year due to input price increases and higher plant costs. These were not recovered in the marketplace.

Sales by the cartonboard mill in Petrie, Queensland, to both Amcor’s folding carton business and to external domestic customers were lower due to market conditions and the loss of sales to Carter Holt Harvey. Import prices of board continue to put pressure on domestic selling prices. Average prices were around 3% lower in the 2005/06 year and are expected to be lower again in the 2006/07 year.

Export cartonboard volumes were up 30% but prices in Australian dollar terms were lower than the previous year.

Sales and Marketing organisation

During the year the corrugated business made substantial changes in the sales and marketing functions. The national sales structure put in place in 2002 reverted back to a regional structure. An additional 16 sales people have been employed to better service the needs of customers, and there has been a substantial change in the senior management of the sales team. For the coming year there is an extensive program to build capability and to increase effectiveness in this area.

Turnaround Plan

During the past 12 months the new management team has developed a comprehensive turnaround plan that has the primary objectives of:

•              lowering the cost base;

•              improving operating efficiencies; and

•              upgrading commercial sales and marketing skills.

The key components of this plan include:

Corrugated

Already announced and currently being implemented is the reduction from three corrugated plants to two in the Queensland market, through the relocation of the corrugator and converting equipment from West End to Rocklea. As part of this project new equipment is being installed at Rocklea. Following the closure of the West End site, Amcor will be the low cost producer in that market.

In Victoria the operations will reduce from three corrugated sites to two, with the announcement of the closure of the site at Box Hill. The two remaining corrugated operations in Victoria will be upgraded to further improve competitiveness.

In New South Wales the new management team is finalising a review of operation. This is likely to involve some restructuring and plant upgrades to reduce costs.

Paper

After an extensive review process it has been decided to undertake a detailed feasibility study for a new paper recycling mill at Botany, New South Wales.

The new mill would be targeted for completion in the 2009/10 financial year.

As part of this review the decision has been made to close the recycled paper mill at Spearwood, Western Australia. This is planned for September 2006.

In the cartonboard segment there has been an extensive review of the Petrie cartonboard mill in Queensland. The mill is globally cost-competitive in reel production, however the sheet conversion process will be restructured to reduce costs.

Cartons

In the folding carton segment, a new, larger format printing machine and conversion equipment will be installed at Botany to lower the cost base and enable targeting of new growth opportunities. This will also enable the transfer of some work from NSW to operations in Victoria and Queensland to improve overall efficiencies.

Summary of Benefits

This turnaround plan will deliver low-cost corrugated manufacturing operations with an excellent geographic coverage. The new recycled paper mill will aim to deliver the lowest cost position in Australasia in recycled paper and the cartonboard mill will have a globally competitive cost base.

These initiatives are estimated to have a net cost of around $300 million and deliver cost reductions of $60 to $80 million per annum. The timing for these improvements will be spread over the next few years with expected cost reductions in 2007/08 of around $40 million.

15

Flexibles Division

The flexibles business had a solid year with improved earnings and returns. The division consists of four operating units: polyethylene, laminations, New Zealand flexibles and multiwall sacks.

The polyethylene business continues to improve, with volumes up slightly and improved earnings and returns. A new flexographic press was installed in Queensland and a further press is to be installed in Victoria in the coming year to meet ongoing growth in the market. There was some difficulty in recovering all the resin price increases, particularly in the commodity products.

The laminations business had a difficult year with softness in the confectionery segment and a slowing in growth in the pouch market. The rationalisation from two sites to one in New South Wales was successfully completed and this will improve operating efficiencies in that market. Two new gravure machines were commissioned in Victoria and New South Wales, in the last quarter of the 2005/06 year, and these will assist in improving earnings in the 2006/07 year.

The business in New Zealand had a challenging year, with aggressive pricing in the market making it difficult to recover resin price increases. A new extrusion line and flexographic press were commissioned during the second half of the year, and new volume to support this investment has been secured which will assist earnings in the 2006/07 year.

The multiwall sack business had a good year, with improved earnings and returns. There has been substantial product rationalisation and plant restructuring which has improved the cost base and operating efficiencies. New patented product developments for the dairy and food ingredients markets were contributors to the increased profit.

In summary, the Australasian flexibles business has undergone substantial rationalisation and re-capitalisation over the past 12 months with four new printing/co-extrusion machines installed across three states, as well as two in New Zealand. These machines will improve quality, reduce costs and ensure the business continues to offer improved value propositions to our customers. It is expected that this business will deliver solid growth in sales and earnings over the next few years.

Rigid Division

The aluminium beverage can business produced another solid result with both earnings and returns ahead of the previous year. Volumes increased 6% mainly due to growth in the multipack soft drink segment. The ready-to-drink alcoholic sector also achieved additional volumes, although growth in this sector has moderated from the high levels of the past few years.

The closures operations had a more difficult year, with earnings lower due to price pressures and plant inefficiencies related to capital investment to support growth. Going forward, the business will benefit from growth in wine screw caps, custom moulded plastic closures and sports cap segments.

The food can and aerosol can businesses achieved good earnings growth in a challenging market environment, given the substantial increases in the price of tin plate in the first half of the year.

The glass wine bottle operation had another strong year with increased earnings as the second glass furnace moved to full capacity. Ongoing sound productivity and a full year’s production from the second furnace will deliver continued improvement in earnings for the 2006/07 year.

Australasian Group Outlook

The outlook for the Australasian business is for substantially lower earnings in 2006/07 as the second half run rate of 2005/06 continues into this year.

Beyond 2006/07, this business has substantial upside in the corrugated and flexibles operations, with new capital and improved operating efficiencies delivering a lower cost base.

16

Gérard Blatrix

Managing Director

Amcor Flexibles Food

Peter Brues

President

Amcor Flexibles Healthcare

Jerzy Czubak

Managing Director

Amcor Rentsch and

Amcor Flexibles Eastern Europe

Results

A$	2006	2005
Net Sales (mill)	2,979	2,971
Change (%)	0.3
PBIT (mill)	188.4	190.4
Change (%)	(1.0)
Operating Margin (%)	6.3	6.4
Average Funds Emp (mill)	1,505	1,569
PBIT/AFE (%)	12.5	12.1

	€2006	2005
Net Sales (mill)	1,827	1,757
Change (%)	4.0
PBIT (mill)	115.6	112.7
Change (%)	2.6
Operating Margin (%)	6.3	6.4
Average Funds Emp (mill)	923	928
PBIT/AFE (%)	12.5	12.1
Average Exchange Rate A$/€	0.61	0.59

(Continuing operations only)

Cash Flow

€ million	2006
PBITDA	206.4
Base Capital Expenditure	(90.7)
Significant Items	(11.0)
Movement in Working Capital	55.4
Operating Cash Flow	160.1
Growth Capital Expenditure	(0.3)

(All operations)

Amcor Flexibles

Amcor Flexibles is one of the world’s largest suppliers of both flexible and tobacco packaging. It has three operatingdivisions: Amcor Flexibles Food, AmcorFlexibles Healthcare and Amcor Rentschand Amcor Flexibles Eastern Europe.The business has 8,482 employees,46 plants and supplies a wide rangeof products to the food, beverage andhealthcare markets. This includes freshfoods such as meat, fish, bread, produceand dairy; processed foods such asconfectionery, snack foods, coffee andready meals, as well as tobacco and highvalue added medical applications, hospital supplies, pharmaceuticals and personal care products. It also supplies tobacco packaging and speciality folding cartons to the cosmetic and confectionery markets.

Flexibles Group

The flexibles business had a solid year overall despite difficult circumstances with profit before interest and tax up 2.6% to €115.6 million. Returns, measured as PBIT over average funds employed, were higher at 12.5%.

The sales, PBIT and average funds employed shown in the table above for both 2005 and 2006 do not include the contribution from those parts of the White Cap Closures operations where the sale has been completed or will be completed in the near future. The earnings from these businesses are included in the discontinued businesses disclosure. Working capital decreased by €55.4 million and base capital expenditure was €90.7 million.

Significant items were €65.0 million (before tax), predominantly for the closure of two plants in the processed food sector, the loss on the sale of the White Cap Closures business, and asset writedowns. The cash component of the significant items was €11.0 million.

Food Flexibles

The Food Flexibles business predominantly consists of the plants serving the processed and fresh food markets in

17

Western Europe. It coordinates the food packaging strategy with the flexibles operations in other regions.

Sales were up 1.4% to €970.8 million, although volumes were lower. There was solid progress in earnings due mainly to an ongoing improvement in the processed food business.

Resin costs increased substantially through the half and, although by year-end the costs had largely been recovered, there was a lag in recovery in some sectors, particularly where films are a substantial component of the finished product.

In the bread, produce and frozen food sectors, the first half difficulties that arose in the United Kingdom bread bag plants with strong customer demand exceeding capacity, eased in the second half as new equipment purchased in 2005 became fully operational. This business should continue to improve in the current year.

The chilled food sector had a mixed year with good results in a number of market segments, especially yoghurt, which saw good sales growth, being offset by ongoing disappointing results from the plant in Lund, Sweden, and competitive pricing in the meat and fish packaging categories. The Lund improvement plan is addressing its remaining operational and strategic issues.

The chilled food sector has a substantial product innovation pipeline based around enhanced shelf life, easy-opening and re-sealable features that will assist in delivering improved margins over the next few years.

The processed food sector had a substantially stronger year with earnings and returns well up on the previous year. It is developing strong commercial strategies focusing on attractive segments such as coffee, ready meals and liquid beverages. As a result of these initiatives, the processed food business should deliver returns in excess of the cost of capital this year.

The closure of the plant in the United Kingdom is proceeding to schedule and the business transfer program has commenced. Production will cease in January 2007. Key pieces of equipment will be transferred to other Amcor sites, including Russia.

For the plant closure in Germany, the social plan has been agreed and business transfers have commenced. Production will finish by November 2006.

The planned benefit from the closure of these two plants is €10 million and will be fully realised in the 2007/08 year.

The major challenges for the food flexibles business in the 2006/07 year are the recovery of non-resin cost increases, particularly aluminium foil, energy and wages, tighter management of working capital and the continuing delivery of improvements in under-performing plants. With oil prices remaining high, it is anticipated there will be further pressure on raw material prices that will need to be recovered in the marketplace.

Healthcare

Formed in April 2006, Amcor Flexibles Healthcare incorporates Amcor’s flexible packaging activities in the Americas and healthcare packaging plants in Europe. Amcor Flexibles Healthcare is a global leader in flexible packaging for the medical and pharmaceutical markets. Headquartered in Chicago, USA, it has over 2,200 employees and 16 manufacturing facilities in 10 countries. In addition, the group coordinates strategy and commercial activity with the flexible healthcare activities in Asia. Overall sales were €523 million, up 7.5% on the previous year.

Healthcare Americas

Sales increased 9% through a combination of the commercialisation of new products, the impact of pass through of higher raw material costs and targeted volume increases.

Despite raw material supply and cost volatility, which was particularly accentuated by hurricanes Rita and Katrina, the business was able to maintain continuity of customer supply.

Improved operational performance, particularly in reducing waste, combined with good sales growth to deliver higher earnings.

The business has commenced work on the installation of a new press and laminator. This investment will serve to support the growth strategy of the

18

business by increasing its offerings in selected attractive segments while leveraging strong European technologies and customer relationships.

Healthcare Europe

Sales increased 8% through growth in the medical, pharmaceutical and personal care segments as well as the pass-through of raw material price increases.

The business had a mixed result for the year with strong performance across a number of plants offset by a poor result at one site. This poor performance is being addressed through a focus of key resources on increasing export sales, decreasing the plant’s cost base and improving its operating efficiencies.

Amcor Flexibles Healthcare’s outlook for the 2006/2007 year is positive, anticipating continued sales growth and improved earnings.

Rentsch

Amcor Rentsch has leadership of Amcor’s global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe. Sales for the year were up 13.8% to €348.1 million.

The folding carton business, which predominately supplies the tobacco industry, had a sound result with earnings slightly ahead of the previous year.

Sales were higher for the year, although growth was lower in the second half as the pull forward of demand into the first half due to tax increases in Western Europe was not repeated in the second half. There was continued sales growth in Eastern Europe due in part to the full year impact of additional capacity installed in Russia in October 2004.

Over the past 10 years, cigarette production has progressively moved from Western Europe to Eastern Europe to more closely match production with consumption on a country basis. This trend is ongoing and Amcor has benefited from being a first mover into Eastern Europe and Russia.

The new high-speed press installed in France in September 2005 continued to improve operating efficiencies as the year progressed, although it is still not fully loaded.

Graphic health warnings on tobacco packaging are starting to be introduced in Europe, with Belgium implementing the EU directive from 2007. Preparing the business for the transition is requiring progressive upgrading of the presses with additional colour printing stations. This program is ongoing.

The outlook for the folding carton business is for another solid year.

The Eastern European flexibles business consists of the plant in Poland and the new greenfield plant in Novgorod, Russia, located adjacent to the tobacco packaging plant. The business in Poland delivered improving results as the year progressed and the new plant in Russia has received strong customer support. A second press relocated from the Colodense plant in the United Kingdom, which is closing, will be installed over the next 12 months to meet the continued growth in demand. It is expected that the new flexibles plant in Russia will make a modest profit in the 2006/07 year.

Flexibles Group Outlook

The outlook for the flexibles business is for positive benefits from the restructuring in processed foods and improving performance at underperforming plants to be partially offset by rising input costs and ongoing volatility in resin-based raw material costs.

Overall, earnings and returns are expected to be moderately higher.

19

Eric Bloom

President and Chief Executive Officer

Amcor Sunclipse

Results

A$	2006	2005
Net Sales (mill)	1,292	1,219
Change (%)	6.0
PBIT (mill)	65.1	54.7
Change (%)	19.0
Operating Margin (%)	5.0	4.5
Average Funds Emp (mill)	344	332
PBIT/AFE (%)	18.9	16.5

US$
Net Sales (mill)	965	914
Change (%)	5.6
PBIT (mill)	48.6	41.0
Change (%)	18.6
Operating Margin (%)	5.0	4.5
Average Funds Emp (mill)	257	249
PBIT/AFE (%)	18.9	16.5
Average Exchange Rate
A$/US$	0.75	0.75

(All operations)

Cash Flow

US$ million	2006
PBITDA	58.5
Base Capital Expenditure	(9.1)
Movement in Working Capital	(7.4)
Operating Cash Flow	42.0

(All operations)

Amcor Sunclipse

Amcor Sunclipse, based in California, is Amcor’s North American distribution and corrugated manufacturing unit. It produces packaging products to complement its distribution services and has over 2,000 employees, 42 distribution and redistribution centres throughout the USA and Mexico, and 11 manufacturing locations.

The distribution unit is a major supplier to businesses throughout North America and purchases, warehouses, sells and delivers a wide variety of packaging products and equipment and industrial and janitorial supplies. The manufacturing division produces corrugated sheets and converts them into boxes for use throughout the business. It also designs and produces other specialty packaging products including ‘Point of Purchase’ displays and other items tailored to customers’ requirements.

Amcor Sunclipse had a strong year with profit before interest and tax (PBIT) up 18.6% from US$41.0 to US$48.6 million. Returns, measured as PBIT over average funds employed, were higher at 18.9%.

Sales for the year were up 5.6% to US$965 million due to a combination of increased raw material costs and increased volumes.

Base capital expenditure for the year was US$9.1 million compared to depreciation of US$9.9 million. Working capital increased by US$7.4 million. There were no significant items.

Overall operating cash generation after working capital movement and capital expenditure was US$42 million.

Over the past 12 to 18 months, Amcor Sunclipse has undertaken a number of projects to ensure its processes and systems are appropriate in this new environment of continued rising input costs. The business has been focused on:

•      recovering cost increases in the market in a timely manner;

•      customer and product profitability; and

•      improving back-office capabilities to enhance customer service and reduce costs via a new business services centre.

The success of these programs was evident in the improvement of gross margins which was achieved despite substantial cost increases for raw materials, energy and freight.

Linerboard costs increased on three separate occasions between November 2005 and May 2006 by US$30, US$40 and US$50 per short tonne. These increases were managed through to customers with minimal impact on margins.

During the year there were numerous increases in costs for plastic-based products, such as stretch wrap and protective packaging, and these were also successfully passed on to customers. Freight costs also increased substantially. The business applied freight surcharges to many accounts, ensuring these costs were largely recovered.

An important element in developing new sales has been the growth in the number of sales people via the Amcor Sunclipse training program. At June 2006, there were 125 new sales trainees active in the field compared to 47 at June 2005. These additional people had a positive impact, especially in the second half, that will continue in the current year.

Over the past six years, the business has developed a number of distribution locations outside of California, some of these via acquisitions and a number as greenfield startups. It has taken a number of years to establish the correct ‘hub and spoke’ logistics and critical mass for many of these operations. It is pleasing that over the past 12 months, a number of these smaller distribution centres have substantially improved profitability.

During 2004 and 2005, Amcor Sunclipse moved the majority of its back-office functions out of California to the lower-cost location of Tempe, Arizona. This transition caused some disruption, however progress has been achieved in the second half of the year in reducing working capital and improving customer service.

Sunclipse Outlook

The outlook for Amcor Sunclipse remains positive. The 2006/07 year has started well, and provided economic conditions do not deteriorate, earnings are expected to be higher.

20

Billy Chan

Managing Director

Amcor Asia

Results

A$	2006	2005
Net Sales (mill)	175	182
Change (%)	(3.9)
PBIT (mill)	29.8	23.1
Change (%)	29.0
Operating Margin (%)	17.0	12.7
Average Funds Emp (mill)	235	224
PBIT/AFE (%)	12.7	10.3

Sing$
Net Sales (mill)	215	228
Change (%)	(5.7)
PBIT (mill)	36.7	28.9
Change (%)	27.0
Operating Margin (%)	17.1	12.7
Average Funds Emp (mill)	289	280
PBIT/AFE (%)	12.7	10.3
Average Exchange Rate
A$/Sing$	1.23	1.25

(Continuing operations only)

Cash Flow

Sing$ million	2006
PBITDA	47.9
Base Capital Expenditure	0.7
Movement in Working Capital	0.2
Operating Cash Flow	48.8
Growth Capital Expenditure	(68.0)

(All operations)

Amcor Asia

Amcor Asia has five plants in three countries with it’s head office is located in Singapore. It produces tobacco packaging and flexible packaging, including high value added medical packaging. The business has responsibility for Amcor’s 40.1% ownership of the Hong Kong publicly listed company Vision Grande and 16.7% ownership in K Laser China, a subsidiary of the Taiwan publicly listed K Laser Technology Company Ltd.

Amcor Asia had a solid year with improved earnings across most of the continuing businesses. The earnings for the business reported in the 2005/06 profit before interest and tax (PBIT) line comprises an operating PBIT of Sing$24.7 million and an equity accounted profit after tax of Sing$12.0 million. The latter contribution is predominantly from the investment in the Hong Kong publicly listed company Vision Grande.

The sales, PBIT and average funds employed for both 2005 and 2006 does not include the contribution for the corrugated operations sold during the 2005/06 year. The PBIT for these businesses is included in the discontinued businesses disclosure.

Returns, measured as PBIT over average funds employed, were 12.7%, however this measure includes the equity accounted profit after tax of Vision Grande and hence is not strictly comparable to the returns measure for the other business units.

During the year, the business underwent substantial change. In February 2006, the sale of the corrugated, sacks and closures business was announced, for a combined value of around Sing$16 million. In aggregate, the businesses sold were loss making for the 2006 year.

In December 2005, Amcor announced it had elected to increase its ownership in Vision Grande from 16.7% to 44%, via the injection of its two tobacco packaging operations in China, exercising its previously granted option over Vision Grande shares and taking up an issue of new shares. These transactions were approved by shareholders of Vision Grande in February 2006.

In May, Vision Grande purchased the remaining 68.5% of World Grand Holdings Limited that it did not previously own. Part of the purchase price was an issue of shares to the previous owners of World Grand Holdings Limited. Following this transaction, Amcor’s ownership in Vision Grande is 40.1%.

In May 2006, Mr Billy Chan, the Managing Director of Amcor Asia, was appointed Executive Chairman of Vision Grande, and Mr Peter Downing and Mr David Hodge, also executives of Amcor, were appointed to the Vision Grande Board.

On 14 August 2006, Vision Grande announced that its unaudited first half results were up 20.7% to HK$83.5 million. Amcor’s equity accounted share of the full year earnings from Vision Grande was Sing$10.8 million. Amcor received dividends of Sing$7.2 million from Vision Grande during the 2005/2006 year.

Full details can be obtained from the Vision Grande website at www.vision-grande.com

The tobacco packaging business outside of China consists of two plants in Singapore and Malaysia. The 2005/06 year’s operating PBIT also included eight months’ contribution from the two plants in China which were divested to Vision Grande. Overall the tobacco packaging plants delivered an improved result with good sales growth across most of the plants.

The flexible packaging business consists of a medical flexible plant in Singapore and two plants in China focused on the food business.

During the year, a new blown film extruder was installed in the Singapore plant to serve the growing medical packaging market.

The flexibles plants in China continue to deliver solid returns. The business is currently relocating the Zhongshan plant in southern China to new premises with improved facilities to enable further growth.

Outlook for Asia

The wholly owned tobacco packaging and flexibles plants continue to deliver solid results and should improve earnings in the 2006/07 year.

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Research and Technology

Intellectual Property

Amcor is a significant owner of registered intellectual property, with in excess of 400 different patents, 400 trade marks and 200 registered designs. Many of these are registered in more than one country, meaning that for example Amcor owns more than 1,000 individual patents. Amcor has also registered the Amcor trade mark in more than 60 countries as part of its objective to be a globallyrecognised brand.

Amcor also benefits from the immense knowledge and experience of its 30,000 staff around the world.

The past financial year has seen an acceleration of the transfer of intellectual property between its different operating divisions. Some examples of this are:

•                  Amcor Sunclipse has launched the TrayBon® range of cartonboard baking trays into North America, which were developed by Amcor Cartons in Australia;

•                  The PET operating businesses in the US, Europe and Australasia are sharing ideas and patents related to hot fill and wine bottles; and

•                  Amcor Flexibles Europe and Amcor Australasia routinely consult each other regarding filing of patents in each other’s operating territory.

While Amcor appreciates the tremendous benefits from this sharing of intellectual property, it is careful to ensure that each transfer is carefully evaluated by the business receiving the patent to ensure that each patent will earn its keep after being filed.

Research and Technology Developments

Amcor Research and Technology in Australia and Amcor Flexibles Europe are working together closely to develop a biodegradable flexible film made from corn starch. This project was an outcome of the Amcor Research and Technology’s innovation process and a partnership with a biotechnology start-up company based in Melbourne.

The alliance partner – Plantic Ltd – owns key intellectual property and know-how in the biodegradable films arena and has signed an exclusive commercialisation agreement for biodegradable films with Amcor. Plantic® has world leading skills in starch-based resin which complement the film extrusion, converting and printing skills of Amcor. The close working partnership between the two companies has led to rapid progress in this project and early development of patents to protect the ideas. The first trials forproduct developed by the partnership have been run in the Gent plant of Amcor Flexibles Europe, highlighting the international nature and scale of this collaboration.

Plantic® currently supplies biodegradable trays to several of Amcor’s current customers who have expressed strong interest in the project.

Other intellectual property developed at Australia’s Amcor Research and Technology has supported the commercialisation of wine packaged in beverage cans, and the development of 750ml PET still and sparkling wine bottles. Both of these bottles have excellent potential for the special event market. Each involved special knowledge of the wine manufacturing process and the interactions of the wine with the packaging and are strengthened by Amcor’s relationship with the Australian Wine Research Institute in South Australia and with Food Science Australia.

Developments in the wine program at Amcor Research and Technology are aimed at the bag-in-box wine market in the United Kingdom and USA and will involve close collaboration with the Amcor Flexibles Europe development team.

Amcor Flexibles - Microwavable Packaging for Ready Meals

Due to changing consumer behaviour, the demand for ready-meals and microwavable packaging has grown significantly in recent years and is predicted to grow even further in the future. Amcor Flexibles recognised this opportunity and developed a number of solutions which add value to its customers and the consumers alike.

Amcor VentValve and Amcor SelfVent are two similar systems which allow processed and fresh food products to be cooked in the microwave without the need for piercing the pack or removing its lid.

22

During development two challenges had to be overcome:

The film had to be breathable because of carbon dioxide formation and to maintain product freshness. However, to prevent bacteria entering and spoiling the product, there was to be no perforation in the seal. When microwave cooking, a solution had to be developed to handle the explosive formation of water vapour that needs to escape quickly.

The Amcor VentValve solution is a lid comprising two layers of film, each with a number of slits at specified positions, lengths and distances apart. This creates a breathable, one-way valve. An antimicrobial agent is applied in the valve to minimise fungal and bacterial growth andthe film could be treated with an anti-mist coating to counteract the effects of the high water content of the product.

Amcor SelfVent has a venting seal incorporated into the pack. In the microwave, steam pressure builds up and inflates the pack. This pressure causes the special peelable venting seal to open, revealing a vent hole. The steam generated inside of the pack ensures the food is cooked to perfection.

Both packs are easy to open after cooking and remove the need for consumers to ‘pierce before use’. This has the benefit of eliminating potential cooking inconsistencies and the obvious safety issues.

Safety and Environment

Amcor is committed to the goals of ‘No Injuries’ and environmental responsibility. These goals apply equally to all of our operations and are supported by comprehensive policies and procedures, which are based upon internationally recognised standards.

Amcor’s safety programs, which are based on the ‘No Injuries’ goal, apply equally to employees, contractors and visitors to our sites. These programs are being continually assessed and enhanced to improve the level of safety within the group.

Regrettably, Amcor must report that a contractor at the Amcor Flexibles site near Barcelona was fatally injured in July 2005 while working in a water supply well at the site. Management are continuing to work with his family and co-workers to provide as much support as possible. This tragic accident was fully investigated, in conjunction with the authorities, and learnings have been conveyed to all Amcor businesses globally.

The key safety measures used by Amcor are Lost Time Injury Frequency Rate (LTIFR) and Recordable Case Frequency Rate (RCFR). Performance of these measures was challenging in the past year. The LTIFR (number of injuries resulting in at least one full work day lost, per million hours worked) was 2.4, which was a deterioration from last year. The RCFR (number of recordable cases, i.e. medical treatments and lost time injuries per million hours worked) was 10.2, a slight improvement on last year. However, even though the total company did not achieve its injury reduction goals, a number of the individual businesses had excellent results. Over the coming year, emphasis is being placed upon leveraging the best practice programs from the successful businesses across the whole group. We will continue to look for ways to improve the safety of our facilities and will not be satisfied until we have reached and maintained the goal of ‘No Injuries’.

Compliance with the Amcor Safety Standards is continuing to improve around the group and the businesses are progressively improving their safety systems. These standards have also been significantly revised to better address key risk areas.

It is clear that, in order to reach our safety goal, there has to be a holistic approach to safety management. Therefore, Amcor’s systems and procedures are supported by a strong focus on fixing physical conditions as well as improving safety behaviours. In order to improve the safe behaviours of all co-workers, strong leadership is critical. Thus, businesses are developing programs that require all levels of management to show safety leadership.

Amcor is committed to managing its operations in an environmentally responsible manner. This commitment is supported

23

by policies, systems, resources and monitoring. Many of these, including Amcor’s commitment to product stewardship, are outlined in more detail in our 2005 Sustainability Report which can be found on the company’s website.

During the past year there were two incidents. The Amcor Fibre Packaging Fairfield Mill was fined for a river water release while a spill of ink from the Amcor St. Regis Bates Keon Park plant in Australia entered a local creek. In both cases, management co-operated fully with the authorities and have made improvements to minimise the potential for incidents to occur in the future.

In addition, Amcor was prosecuted for one significant environmental incident at the Amcor Fibre Packaging Box Hill plant in Australia. Details of this appear opposite.

Court Order Funds Environmental Works

On 1 December 2005 at Ringwood Magistrates’ Court, Amcor Packaging (Australia) Pty Ltd (the “defendant”) pleaded guilty to a water pollution charge brought by the Environmental Protection Authority (EPA) in relation to a spill of diesel to Gardiners Creek, Box Hill South on or about 6 September 2004.

The spill was a result of a decanting of fuel exercise from a diesel storage tank on Monday 6 September 2004 from the defendant’s Box Hill premises. At the completion of the decanting procedure, a pump discharge delivery hose was not placed back in the correct position causing a large quantity of diesel to pollute Gardiners Creek. A number of ducks were adversely impacted, eleven died.

The Ringwood Magistrates’ Court convicted the defendant and ordered it to $60,000 to Help for Wildlife Inc. for the establishment of a unique, all purpose wildlife education, rehabilitation and resource information centre within the Shire of Nillumbik. This wildlife centre will encompass a Rescue, Rehabilitation and Education facility.

The defendant has since changed its procedures to prevent a recurrence of this incident.

The Court ordered publication of this notice.

24

Management Discussion and Analysis

Net sales for 2005/06 were $11,439.3 million. This was an increase of 3.1% and primarily due to rising raw material costs that were passed through to customers. This increase occurred across all divisions however the largest impacts were in Amcor PET Packaging with rising PET resin costs and in the Amcor Flexibles division where there were substantial increases across a broad range of substrates. Sales in Amcor Australasia were down 0.4% due to a reduction in volume in the fibre operations. On a continuing business basis, sales for the year increased from $10,646.1 million in 2004/05 to $11,041.9 million in 2005/06.

Profit after tax and before significant items decreased 11.5% from $458.8 million to $405.9 million. For the 2004/2005 year the profit is after the payment of the coupon on the convertible security (PACRS) which was $52.3 million. This payment is treated as a distribution of profit for accounting purposes however it is netted off profit after tax for the calculation of earnings per share. Earnings per share decreased 11.7% from 52.2 cents to 46.1 cents. The major contributors to the reduction in profit were lower earnings in the Amcor Australasian fibre operations and a higher interest expense.

Profit after tax and significant items increased 82% from $193.0 million in 2004/05 to $351.3 million in 2005/06. Net significant items after tax for 2005/06 were a loss of $54.6 million. The main component of the significant items was a gain of $81.0 million from a combination of the disposal of the tobacco packaging business in Asia, fair value gains on derivatives related to the Vision Grande acquisition and gains arising from Vision Grande equity issues. This was offset by asset impairments across the Group of $63.4 million after tax, market rationalisations in the flexibles business of $38.9 million, Amcor PET Packaging restructure of $8.6 million, business restructure and the loss on disposal of the closures and Asian corrugated and sacks businesses of $22.2 million. Remaining impacts were attributable to onerous leases and adjustments to pension funds.

* Comparatives for 2002, 2003 and 2004 have been prepared under the previous Australian GAAP and have not been restated.

25

Amcor PET Packaging

The Amcor PET Packaging business increased sales 9.1% to US$3,023 million however profit before interest and tax (PBIT) was 6.1% lower at US$182.9 million. Return on average funds employed was 9.4%. Volume growth was 5.9% with custom containers up 26.6%. The business had base capital expenditure of US$205.7 million and improved working capital by US$18.4 million. Higher earnings in North America and Europe were more than offset by lower earnings in Latin America, where Mexico in particular had a disappointing result.

$ million
Year 2006	A$	US$
Sales	4,049	3,023
PBIT	245.0	182.9
PBIT/AFE (%)	9.4	9.4

Year 2005	A$	US$
Sales	3,696	2,772
PBIT	259.8	194.8
PBIT/AFE (%)	10.5	10.5

All operations

Amcor Sunclipse

Amcor Sunclipse had a strong year with PBIT up 18.6% from US$41.0 million to US$48.6 million. Return on average funds employed was 18.9%. Sales increased by 5.6% to US$965 million. Base capital expenditure for the year was US$9.1 million and working capital increased by US$7.4 million. The business successfully passed on a number of raw material price increases, particularly in linerboard, and gross margin increased through the year.

$ million
Year 2006	A$	US$
Sales	1,292	965
PBIT	65.1	48.6
PBIT/AFE (%)	18.9	18.9

Year 2005	A$	US$
Sales	1,219	914
PBIT	54.7	41.0
PBIT/AFE (%)	16.5	16.5

All operations

Amcor Australasia

The Amcor Australasian business PBIT was 16.9% lower at $262.4 million. Return on average funds employed was 14.3%. The base capital expenditure was $105.2 million and the business reduced working capital by $13.5 million. The rigid packaging, glass and flexibles packaging operations achieved improved performance however the earnings in the Fibre business were substantially lower primarily due to reduced volumes and greater import competition in the carton board market. The business has announced a turnaround plan that involves the closure of three sites. This plan will be implemented over the next four years.

$ million
Year 2006	A$
Sales	2,561
PBIT	262.4
PBIT/AFE (%)	14.3

Year 2005	A$
Sales	2,572
PBIT	315.8
PBIT/AFE (%)	17.5

All operations

Amcor Asia

Amcor Asia had a solid year. The reported PBIT was up 27% to Sing$36.7 million. This amount comprises an operating PBIT of Sing$24.7 million and an equity accounted profit after tax of Sing$12.0 million. The latter contribution is predominantly from the investment in the Hong Kong publicly listed company Vision Grande. Returns for the year were 12.7%. The flexible and tobacco packaging businesses both delivered solid performances.

$ million
Year 2006	A$	Sing$
Net Sales	175	215
PBIT	29.8	36.7
PBIT/AFE (%)	12.7	12.7

Year 2005	A$	Sing$
Net Sales	182	228
PBIT	23.1	28.9
PBIT/AFE (%)	10.3	10.3

Continuing operations only

Amcor Flexibles

The Amcor Flexibles PBIT, on a continuing business basis, increased 2.6% to €115.6 million. Return on average funds employed was higher at 12.5%. The business, including the discontinued operations, improved working capital by €55.4 million, had cash significant items of €11.0 million and base capital expenditure of €90.7 million. Raw material input costs increased through the year and were particularly volatile around the end of calendar 2005. These increases were successfully passed onto customers albeit with a small lag that negatively impacted earnings.

$ million
Year 2006	A$	€
Net Sales	2,979	1,827
PBIT	188.4	115.6
PBIT/AFE (%)	12.5	12.5

Year 2005	A$	€
Net Sales	2,971	1,757
PBIT	190.4	112.7
PBIT/AFE (%)	12.1	12.1

Continuing operations only

26

Balance Sheet

$ million	2006	2005
Current assets	3,196.9	3,494.6
Property, plant and equipment	4,296.8	4,426.8
Intangibles	1,888.4	1,998.0
Investments and other assets	773.4	539.7
Total assets	10,155.5	10,459.1
Short-term debt	(690.4)	(887.2)
Long-term debt	(2,084.9)	(1,917.3)
Creditors and provisions	(3,344.0)	(3,375.5)
Convertible notes	(464.2)	(301.1)
Shareholders’ equity	(3,572.0)	(3,978.0)
Total liabilities and shareholders’ equity	(10,155.5)	(10,459.1)

Total assets at 30 June 2006 were $10,155.5 million compared with $10,459.1 million at 30 June 2005, which is a decrease of 2.9%. Total liabilities increased from $6,481.1 million to $6.583.5 million whilst shareholders’ equity decreased from $3,978.0 million to $3,572.0 million.

Debt Funding

	$ million	%	Average Interest Rate %
Fixed	2,024	62	5.9
Variable	1,216	38	5.0
Total	3,240	100	5.5

Total debt including subordinated convertible securities at June 2006 was $3,240 million compared with $3,106 million at 30 June 2005. The interest rate on $2,024 million (62% of total debt) was fixed at an average rate of 5.9%. The average interest rate on the variable portion of debt was 5.0% giving an overall average interest rate of 5.5%. The average maturity on non-current debt at 30 June 2006 was 5.8 years.

Amcor’s debt is held in various currencies matching the currencies in which assets are held, thereby acting as a substantial hedge against movements in exchange rates.

Corporate and Other Costs

Corporate and other costs represent centrally incurred costs of managing Amcor’s global businesses and include the Board and associated activities, executive management, financial services, human resources and corporate affairs costs, as well as the cost of certain special exercises.

In 2005/06, corporate and other costs totalled $76.0 million compared with $85.4 million in 2004/05.

During the year a detailed review of the corporate costs of the consolidated entity was undertaken and it was identified that $33.4 million in 2005/06 and $33.1 million in 2004/05 is properly attributable to the results of the operating segments and, as such, has been allocated, based on relevant cost and service drivers.

Gearing is the ratio of net debt to the sum of net debt and shareholders’ equity. At 30 June 2006, Amcor’s gearing ratio was 47% compared with 51% at 30 June 2005.

Net interest cover represents the number of times that net borrowing costs are covered by PBITDA. For 2005/06, net interest cover was 5.1 times, which was lower than the 5.9 times in 2004/05.

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Profit before interest, tax, depreciation and amortisation (PBITDA) decreased 2.7% from $1,284 million to $1,249 million. Amcor Australasia had a reduction of $47 million in PBITDA from $431 million to $384 million.

The balance of business units, in aggregate, had an increase in PBITDA of $12 million.

The PBITDA for the discontinued operations was $49 million.

Borrowing Costs

$ million
Interest paid	257
Interest received	(25)
Borrowing fees and charges	8
Total	240

Borrowing costs include interest payable on funding facilities (net of interest received on deposits), costs of arranging new funding facilities and costs associated with the maintenance of ongoing facilities, e.g. various bank and loan charges.

The company generated an operating cash flow of $522 million for 2005/06, which was an increase of $176 million over $346 million generated in 2004/05. The base capital expenditure of $442 million compares to depreciation of $473 million.

Income Tax

$ million
Tax provided in statutory profit	108
Tax provided for discontinued operations	3
Movement in tax balance sheet items	(32)
Cash tax paid	79

The tax expense for 2005/06 was $111 million. After taking account of temporary differences and other factors, including amongst other things currency movements and acquisitions and divestments, the cash payment relating to income tax was $79 million.

*       Comparatives for 2002, 2003 and 2004 have been prepared under the previous Australian GAAP and have not been restated.

28

Use of Operating Cash Flow and Debt

$ million
Operating Cash Flow	522
Dividends	(309)
Acquisitions, Divestments and Growth Capital Expenditure	195
Other	90
Movement in net debt	498

After the payment of $309 million in dividends, the free cash flow was $213 million. During the year there were acquisitions and divestments which totalled $195 million. Movement in net debt was a reduction of $498 million.

Total working capital at June 2005 was $1,209 million compared with $977 million at June 2006. This was a decrease of $232 million. This decrease included the movement in working capital in the discontinued operations. These discontinued businesses carried $130 million in working capital.

The cash flow statement has a reduction in working capital of $123 million and this includes the net effect of unwinding the currency swap on the PACRS less the effect of foreign exchange on working capital.

*                    Comparatives for 2002, 2003 and 2004 have been prepared under the previous Australian GAAP and have not been restated.

Acquisitions, Divestments and Growth Capital Expenditure

$ million
White Cap metal closures business	294
Vision Grande	(59)
Asia corrugated, sacks and tobacco business	(36)
Other	(4)
Total	195

The sale of the Amcor White Cap Closures business was announced in February 2006 with the $294 million cash payment received in June 2006. The $59 million investment in the Hong Kong publicly listed company Vision Grande was for the purchase of shares in that company. At June 30, 2006 Amcor owned 40.1% share in Vision Grande. The divestment of Asia corrugated, sacks and tobacco business is shown net of $49 million cash transferred in respect of the disposal.

Generation of Cash Flow/Movement in Net Debt

Business Unit	$ million
Amcor Australasia	293
Amcor PET Packaging	248
Amcor Flexibles	261
Amcor Sunclipse	56
Amcor Asia	(16)
Corporate	(344)
Total	498

The net cash generated by each business unit is after capital expenditure, including growth capital expenditure, the cash component of significant items and movement in working capital. The table includes the movements for both the continuing and discontinuing businesses.

The corporate number includes the interest expense, tax payment and net proceeds from share issues.

29

Committees of the Board

Executive Committee

Chris Roberts, Chairman

Ken MacKenzie

Keith Barton

John Pizzey

Audit and Compliance Committee

John Thorn, Chairman

Keith Barton

Geoff Tomlinson

Human Resources Committee

Geoff Tomlinson, Chairman

Chris Roberts

Ken MacKenzie

John Pizzey

Ern Pope

Nomination Committee

Chris Roberts, Chairman

John Pizzey

Ern Pope

Superannuation Committee

Geoff Tomlinson, Chairman

Chris Roberts

John Thorn

C I (Chris) Roberts

Independent Non-Executive Director and Chairman

BCom.

Substantial knowledge of fast-moving consumer products, where the packaging component is significant, gained through executive roles in Australia, New Zealand, the United Kingdom and Indonesia. Currently a director of Australian Agricultural Company Ltd (since June 2001), Director of The Centre for Independent Studies (since August 2004) and Deputy Chairman since March 2006. Adviser to Control Risk Group PLC.

Former roles include Chairman and Managing Director of Arnotts Ltd (January 1996-January 1999), Managing Director of Orlando Wyndham Wines Ltd (October 1987-December 1990), Chairman of Email Ltd (June 1999-February 2001), Director of Telstra Corporation Ltd (December 1991-November 2000), Chairman of Winifred West Schools Ltd (February 2003-March 2004) and Director of MLC Life Ltd (August 1992- February 1995).

Former Director of Petaluma Wines (February 1999-December 2001) and Cockatoo Ridge Wines Ltd (January 2002-May 2006).

Chairman of Executive and Nomination Committees, member of the Human Resources Committee and Superannuation Committee. Previously a member of the Audit and Compliance Committee from 1 July 2004 to 7 December 2005. Director since February 1999 – appointed Chairman 2000. Appointed Executive Chairman from December 2004 to June 2005. Continues as Non-Executive Chairman from July 2005.

K N (Ken) MacKenzie

Managing Director and Chief Executive Officer

BEng.

Mr MacKenzie has extensive experience across all of Amcor’s major packaging business segments in the Americas, Australia, Asia and Europe. Joined Amcor 1992.

Former positions: Group Managing Director, Amcor Rentsch and Closures 2001-2005; Group General Manager Amcor Flexibles Australasia 1999-2001; General Manager Corporate Sales and Marketing, Amcor Containers Packaging 1997-1999; Senior finance and operational roles, Amcor PET Packaging North America 1992-1997; Prior to joining Amcor, Manager Manufacturing Strategy Practice, Accenture 1987-1992. Member of Executive and Human Resources Committees. Appointed Managing Director and CEO July 2005.

30

R K (Keith) Barton

Independent Non-Executive Director

BSc, PhD, FTSE, FAICD.

As a former Managing Director of James Hardie Industries Ltd (April 1993-October 1999) and Executive Director CSR Ltd (January 1990-March 1993), Dr Barton has gained broad management experience in manufacturing in Australia and internationally.

Currently Director of Air Liquide Australia Ltd (since December 2004), Coles Myer Ltd (since July 2003), Tower Ltd (since October 2001, Chairman since 1 July 2006) and Vision Australia (since November 2004). Previously director of Goodman Fielder Ltd (Chairman) (March 2002-April 2003).

Member of Executive and Audit and Compliance Committees. Director since November 1999.

G J (John) Pizzey

Independent Non-Executive Director

BE (Chem), Dip. Mgt.

Extensive knowledge of the international resources industry and general management. Formerly Executive Vice President and Group President Primary Products for Alcoa Inc. Chairman of London Metal Exchange.

Currently a Director of Iluka Resources Ltd (since November 2005), St Vincent’s Institute of Medical Research (since April 2004) and Ivanhoe Grammar School (since November 2003). Previous directorships held; WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia (April 1999-December 2003), ION Limited (in administration) (October 1999-August 2005), Chairman 2004- 2005, Range River Gold Limited Chairman 2004-April 2006, London Metal Exchange Limited (UK) (1997-December 2003), London Metal Exchange Holdings Limited (UK) (December 2002-December 2003), International Aluminium Institute Ltd (UK) (1998-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003).

Member of Executive, Human Resources, and Nomination Committees. Chairman of the Amcor Superannuation Fund. Director since September 2003.

E J J (Ern) Pope

Independent Non-Executive Director

BSc.

Broad international experience over 38 years in the food and beverage manufacturing industries, including senior executive positions based in Australia, the Philippines, USA, New Zealand and Switzerland, plus extensive business travel and direct responsibilities over many years throughout Europe, Asia, South Africa and the Middle East.

This includes 22 years with the Nestlé Group (1983-March 2005) and 16 years with Kraft Foods Limited (1967-1982).

Former roles include Managing Director Nestlé Australia, President and CEO Nestlé Purina Asia-Pacific, Africa and the Middle East region.

Currently Chairman of Golden Circle Limited (since May 2005) and a Director of Alesco Corporation Limited (since December 2004). Appointed Director of Foodbank NSW Ltd, February 2006.

Formerly a director with the Nestlé Group on various boards in Australasia, South Africa and Asia (retired March 2005) and Southcorp Limited (October 2003-May 2005).

Also a former Director of the Grocery Manufacturers of Australia and then a Founder and Director of the Australian Food and Grocery Council.

Member of Human Resources and Nomination Committees. Elected to the Amcor Board of Directors at the AGM on 27 October 2005.

31

J G (John) Thorn

Independent Non-Executive Director

FCA.

A partner with PricewaterhouseCoopers for over 20 years, serving major local and international companies. National Managing Partner of the Australian firm of PWC from 2001 until retiring from that position in September 2003. Extensive global experience, in particular in the Asia Pacific region, in audit, accounting, corporate governance and international management groups. Director of Caltex Australia Limited (since June 2004), National Australia Bank Limited (since October 2003) (Audit Committee Chairman) and Salmat Limited (since September 2003).

Chairman Audit and Compliance Committee (since February 2005) and member of the Superannuation Committee. Director since December 2004.

G A (Geoff) Tomlinson

Independent Non-Executive Director

BEcon.

With extensive experience in, and exposure to, the financial services industry in Australia and internationally, Mr Tomlinson is a former Group Managing Director of National Mutual Holdings Ltd (October 1992-September 1998).

Currently Chairman of Programmed Maintenance Services Limited (since August 1999) and Dyno Nobel Ltd (since February 2006), Director of National Australia Bank Ltd (since March 2000).

Formerly Chairman of Neverfail Spring Water Ltd (April 1999-September 2003), Director of Pineapplehead Ltd (March 2000-June 2002), Chairman of Reckon Ltd (June 1999-August 2004) and Chairman of Funtastic Ltd (May 2000-May 2006), Deputy Chairman of Hansen Technologies Ltd (March 2000-May 2006) and Director of Mirrabooka Investments Ltd (February 1999-April 2006).

Chairman of the Human Resources and Superannuation Committees and member of the Audit and Compliance Committee. Director since March 1999.

J F (Julie) McPherson

Company Secretary and Group General Counsel

Dip Law SAB, M AppFin, LLM.

As both a lawyer and investment banker, Mrs McPherson has broad experience in corporate governance, finance and commerce. Prior to joining Amcor, she has held executive, legal and commercial positions, including Company Secretary and General Counsel at Goodman Fielder, and Deputy Managing Director of Dresdner Kleinwort Bensen.

Admitted as a solicitor in Victoria and NSW and admitted to practice in the High Court. Formerly a partner of a major national law firm. Member of the Law Committee of Australian Institute of Company Directors since July 2006. Company Secretary since April 2005.

32

Directors’ Report

Retired Directors

E A (Elizabeth) Alexander

AM, BCom, FCA, FCPA, FAICD.

Former Partner of PricewaterhouseCoopers with broad governance, accounting and financial reporting experience. Currently Director of Boral Ltd (since September 1994), CSL Ltd (since July 1991), DRFM as the responsible entity for the DB RREEF Trust since January 2005 and Deputy Chairman of Winston Churchill Memorial Trust and Financial Reporting Council. Chairman of Board of Advice to the Salvation Army (Southern Command) and member of the Takeovers Panel. Former Chairman of Australian Institute of Company Directors (October 2000- November 2003). Former Chairman of Amcor Superannuation Fund and member of the Audit and Compliance, Human Resources and Nomination Committees. Director from April 1994 to October 2005.

D C K (Charles) Allen

AO, MA, MSc, FTSE, FAICD.

Extensive Board and international management experience. Former roles include Chairman of National Australia Bank (October 1992-February 2004) and CSIRO (November 1996-November 2001), Managing Director of Woodside Petroleum (January 1980-May 1996), Chairman of North West Shelf Project Committee (January 1980-June 1995), and Director of Earthwatch Australia Ltd (July 1995- September 2005). Currently Director of The Australian Gas Light Company (since October 1996), and Air Liquide Australia Ltd (since April 1998) Former member of Executive, Audit and Compliance and Nomination Committees. Director from September 1996 to October 2005.

Your directors present their report together with the financial report of Amcor Limited (‘the Company’) and of the consolidated entity, being the Company and its controlled entities for the year ended 30 June 2006 and the independent audit report thereon.

Contents of Directors’ Report

34	Board of Directors
34	Company Secretary
34	Directors’ Meetings
34	Principal Activities
34	Operating and Financial Review
34	State Of Affairs
35	Dividends
36	Events Subsequent to the End of the Financial Year
36	Likely Developments
36	Environmental Performance
36	Directors’ Interests
37	Share Options
38	Indemnification and Insurance of Officers
38	Non-audit Services
39	Rounding Off
39	Loans to Directors
39	Share Options and Performance Rights/Shares Granted to Directors and the Most Highly Remunerated Officers
40	Remuneration Report
53	Corporate Governance Statement
53	Corporate Governance Statement
• Board of Directors
• Term of Office Held by Each Director
• Nomination Committee
• Executive Committee
• Human Resources Committee
• Audit and Compliance Committee
• Risk Management
• Ethical Standards
• Communication with Shareholders
• MD/CEO and EGMF Certifications
60	Declarations

33

Directors’ Report Statutory Matters

Board of Directors

The following persons were directors of Amcor Limited during the whole of the financial year and up to the date of this report. C I (Chris) Roberts; R K (Keith) Barton; K N (Ken) MacKenzie; G J (John) Pizzey; J G (John) Thorn and G A (Geoff) Tomlinson.

E J J (Ern) Pope was appointed a director on 27 October 2005 and continues in office at the date of this report.

E A (Elizabeth) Alexander was a director from 1 July 2005 until her resignation on 27 October 2005.

D C K (Charles) Allen was a director from 1 July 2005 until his resignation on 27 October 2005.

The qualifications, experience and special responsibilities of directors are set out on pages 30 to 33 of this report.

Company Secretary

J F (Julie) McPherson was the Company Secretary of Amcor Limited during the whole of the financial year and up to the date of this report.

The qualifications of the Company Secretary are set out on page 32 of this report.

Directors’ Meetings

					Audit &		Human
			Executive		Compliance		Resources		Superannuation
	Board		Committee		Committee		Committee		Committee
	A	B	A	B	A	B	A	B	A	B
E A Alexander	3	4			4	4	1	1
D C K Allen	4	4	4	4	4	4
R K Barton	10	11	7	8	9	9
K N MacKenzie	11	11	6	8			3	4
G J Pizzey	11	11	3	3			4	4
E J J Pope	7	7					3	3
C I Roberts	11	11	8	8			4	4	2	2
G A Tomlinson	11	11			5	5	4	4	2	2
J G Thorn	11	11			9	9			2	2

A  Number of meetings attended

B  Number of meetings held during the time the director held office or was a member of the committee during the year

By invitation, Directors attended the following Committee meetings of which they are not formal members: Dr Barton - Human Resources Committee (1), Mr MacKenzie - Audit & Compliance Committee (7), Mr Pizzey - Executive (1) and Audit & Compliance (1) Committees, Mr Pope - Executive (1) and Audit & Compliance (2) Committees, Mr Roberts - Audit & Compliance Committee (6), Mr Tomlinson - Executive Committee (2), Mr Thorn attended the Executive (5) and Human Resources (1) Committees Note: As the Nomination Committee comprises the full Board any matters referred to the Nomination Committee were dealt with by the Board

Principal Activities

The general activities of the consolidated entity (comprising Amcor Limited and its controlled entities) are set out on pages 12 to 24 of this report. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Operating and Financial Review

A review of operations of the consolidated entity during the financial year and the results of these operations is contained in pages 12 to 24 of this report.

State of Affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2006 were as follows:

•                  On 21 December 2005 the ACCC commenced legal proceedings in the Federal Court against certain Visy Group companies and executives. The proceedings are in respect of alleged cartel conduct in the Australian corrugated box industry. No Amcor Group company or executive is a party to the proceedings.

The ACCC also announced it had granted immunity to Amcor in accordance with the terms of its leniency policy for cartel conduct. Amcor does not expect to be the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise. As part of the grant of its immunity, Amcor will continue to assist the ACCC in relation to its investigation and proceeding.

The new Amcor Australasia management team appointed in July 2005 has introduced significant change in the corrugated box operations, including an organisational change from a national structure to a regional structure to improve market focus and deliver enhanced quality and service to customers. Amcor is

34

committed to operating with integrity and in a manner in which its shareholders, employees and customers can have full trust and confidence.

•                  Jarra Creek Central Packing Shed Pty Ltd filed a class action in the Federal Court of Australia on 11 April 2006 against Amcor Limited and two of its subsidiaries alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.

Amcor has lodged a defence to this claim and has also joined Visy Group companies seeking contribution in the event that Amcor is held to be liable. In general, class actions face great difficulties in the courts. Issues of liability and loss are extremely complex and need to be established as a basis for compensation. Should the class action continue it is likely to take some years. Consequently, it is too early for Amcor to form any view on the outcome of the litigation.

•                  The sale of the Amcor White Cap business in Europe to Silgan Holdings Inc on 2 June, 2006 for €185.8 million. The sale of remaining sites outside Europe will settle upon satisfactory completion of specific closing conditions pursuant to the purchase agreement.

•                  During the year Amcor sold its two tobacco packaging plants in China to Vision Grande Holdings Limited (Vision Grande) for HK$509 million. The consideration for this sale was 121.1 million shares in Vision Grande at an assumed share price of HK$4.20. The company also subscribed for 16.67 million new shares and exercised an existing option to purchase 96 million shares at HK$2.50 per share in Vision Grande. In May 2006, Vision Grande acquired 68.5% of World Grand Holdings Limited for a consideration of cash and shares. At the completion of these transactions, Amcor owned 40.1% of Vision Grande.

•                  The Company is undertaking a thorough review of its portfolio of businesses with the stated objective of only remaining in those businesses that have strong market positions and can deliver value for shareholders. This review has resulted in asset sales, plant closures and some substantial improvement programs being implemented in underperforming businesses. The review is ongoing and further changes, including asset sales are anticipated over the next two years.

•                  Amcor Investments (New Zealand) Limited made a repurchase offer for the PACRS1 convertible notes. 3,434,736 PACRS1 notes (86% of the total) were acquired for $361 million on 28 April 2006. The remaining 565,264 PACRS1 notes were converted into 8,187,171 ordinary shares of Amcor Limited on 30 April 2006 at an effective issue price of $6.90 after the 5% conversion discount.

•                  Amcor undertook a share buy back and cancellation of 8,187,171 shares at an average price of $7.06.

•                  Please see page 57 under Corporate Governance for a summary of Amcor’s activities relating to Sarbanes-Oxley preparation.

Dividends

Dividends paid or declared by the Company to members during the financial year were as follows:

Type	Cents per share	Total amount $ million		Franked	Conduit Foreign Income*	Date of payment
Declared and paid during the year
• Final 2005	17	149.3		22% franked	—	28 September 2005
• Interim 2006	17	149.5		15% franked	—	31 March 2006
Declared after end of year
• Final 2006	17	151.5	**	15% franked	75%	29 September 2006
Dealt with in the Concise Financial Report as:
• Dividends (Note 6)		298.8
• Noted as a subsequent event (Note 7)		151.5	**

*             75% of the final dividend for 2005/06, payable 29 September 2006, is sourced from the Conduit Foreign Income Account. This is of benefit to foreign shareholders as Australian Withholding Tax on the dividend will not be payable on the franked portion or the portion sourced from the Conduit Foreign Income Account.

**      Approximate amount dependent on the net impact of debt conversions and share buy-backs prior to record date.

35

Events Subsequent to the End of the Financial Year

Since the end of the financial year, the directors declared a final dividend of 17 cents per share payable on 29 September 2006. The forecast total amount of this dividend is $151.5 million. The financial effect of this dividend has not been brought to account in the financial statements in the year ended 30 June 2006 and will be recognised in subsequent financial reports.

From 1 July 2005, the consolidated entity must comply with International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AIFRS). Details of the impact of the transition to AIFRS on the financial report for the year ended 30 June 2006 are included in Note 50 of the Full Year Financial Report. The consolidated entity fully complies with the reporting requirements of AIFRS for the financial year to 30 June 2006.

Further events subsequent to the end of the financial year are cited in Note 49 of the Full Year Financial Report.

Likely Developments

Likely developments in the operations of the Company and the entities it controls that were not finalised at the date of this report included the sale of Amcor’s White Cap businesses. Amcor completed the sale of the White Cap European businesses in June 2006. However, sale of the remaining sites outside Europe will settle upon satisfactory completion of specific closing conditions pursuant to the purchase agreement.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Performance

Commentary regarding the Company’s performance on environmental regulations is outlined in the Corporate Governance Statement on page 57 and also in the Review of Operations section on page 23.

Directors’ Interests

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 at the date of this report is as follows:

			Received during	Other
	Balance at the		the year on the	changes	Balance at
	beginning of		exercise of	during the	the end of
Name	the year		options	year	the year
Directors of Amcor Limited

Ordinary shares

C I Roberts	135,482		—	25,192	160,674
K N MacKenzie	11,200		—	503	11,703
E A Alexander* to 27 October 2005	31,929		—	2,629	34,558	#
D C K Allen to 27 October 2005	59,715		—	1,531	61,246	#
R K Barton	29,390		—	4,509	33,899
G J Pizzey	12,248		—	5,933	18,181
E J J Pope from 27 October 2005	2,000	**	—	3,731	5,731
J G Thorn	3,915		—	6,465	10,380
G A Tomlinson	44,322		—	-1,254	43,068

* E A Alexander also sold 50,000 partly-paid shares paid to 5 cents

# Holding as at retirement 27 October 2005

** At commencement of Directorship 27 October 2005

36

Unissued Shares Under Option

Unissued ordinary shares of Amcor Limited under option at the date of this report are as follows:

Date options Granted	Expiry Date	Issue price of shares ($)	Number under Options
13 September 2001	13 September 2006	6.02	512,500
1 October 2001	1 October 2006	6.03	100,000
1 October 2002	1 October 2006	6.03	100,000
1 October 2002	1 October 2007	7.25	40,000
1 October 2003	1 October 2006	6.03	100,000
1 November 2002	1 October 2007	7.25	40,000
1 November 2002	1 November 2012	8.20	3,397,680
13 October 2003	1 November 2012	8.20	79,200
20 October 2003	1 November 2012	8.20	26,400
1 November 2002	1 July 2007	7.30	300,000
1 November 2002	1 July 2007	7.40	1,080,000
23 March 2004	23 March 2010	7.87	450,340
24 March 2004	24 March 2010	7.87	3,954,270
31 May 2004	24 March 2010	7.87	17,800
2 August 2004	2 August 2010	6.84	4,487,222
2 May 2005	2 August 2010	6.84	51,600
27 October 2005	31 December 2010	6.78	250,000
27 October 2005	30 June 2011	6.78	250,000
27 October 2005	31 December 2011	6.78	250,000
4 August 2006	31 December 2010	6.78	4,267,200
4 August 2006	30 June 2011	6.78	370,000
4 August 2006	31 December 2011	6.78	370,000
Total			20,494,212

Shares Issued on Exercise of Options

The following ordinary shares of Amcor Limited were issued during the year ended 30 June 2006 on the exercise of options granted.

Date options granted	Issue price of shares ($)	Number of shares issued
14 September 2000	5.16	330,000
1 October 2000	5.10	207,000
13 September 2001	6.02	210,000
1 October 2001	5.10	404,000
1 October 2002	5.10	616,000
1 November 2002	7.40	50,000
2 August 2004	6.84	86,000
Total		1,903,000

37

Indemnification and Insurance of Officers

The Company has agreements with each of the directors of the Company in office at the date of this report, all former directors and certain present and former officers of the Company, indemnifying these officers against any liability to any person other than the Company or a related body corporate that may arise from their acting as officers of the Company notwithstanding that they may have ceased to hold office. There is an exception where the liability arises out of conduct involving a lack of good faith or otherwise prohibited by law.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors’ and officers’ liability and legal expenses and insurance contracts as such disclosure is prohibited under the terms of the contracts.

The Company provided indemnities to Mr Peter Sutton, Mr Peter Brown and Mr Russell Jones for reasonable legal expenses incurred by them in their personal capacity in respect of investigations by the ACCC and NZCC and by the Company into possible breaches of competition law. The indemnities granted to Mr Sutton and Mr Brown are each limited to $100,000. As at 31 July 2006, Mr Sutton has been reimbursed $83,712.15 for legal fees, Mr Brown $14,597.00 for legal fees and Mr Jones $11,220 for legal fees. Mr Sutton, Mr Brown and Mr Jones are continuing to provide assistance to the ACCC, the NZCC and the Company in their investigations.

Non-audit Services

During the year, KPMG, the Company’s auditors, have performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and, in accordance with written advice provided by resolution of the Audit and Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•                  All non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit and Compliance Committee to ensure they do not impact the integrity and objectivity of the auditor; and

•                  The non-audit services provided do not undermine the general principles relating to auditor Independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards. A copy of the auditors’ independence declaration as required under Section 307C of the Corporations Act is included in the Directors’ report on page 61.

Details of the amounts paid to the auditors of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below and also referred to in Note 10 of the Full Year Financial Report.

	Consolidated		Amcor Limited
$ thousands	2006	2005	2006	2005
Audit Services:
KPMG Australian firm:
Audit and review of financial reports	3,062	2,883	1,884	1,765
Overseas KPMG firms:
Audit and review of financial reports	5,209	6,268	—	—
Other regulatory audit services	2,655	2,290	—	—
Total remuneration for audit services	10,926	11,441	1,884	1,765
Other services:
KPMG Australian firm:
Taxation services	400	299	400	299
Other assurance services	515	380	515	340
Overseas KPMG firms:
Taxation services	728	486	—	—
Other assurance services	46	135	—	—
Total remuneration for other services	1,689	1,300	915	639
Total Auditors’ Remuneration(1)	12,615	12,741	2,799	2,404

(1)      Audit fees for the consolidated entity for 2006 include amounts associated with the audit of transition to AIFRS of $285,000 (2005: $1,560,000). Audit fees for the parent entity for 2006 include amounts associated with the audit of transition to AIFRS of $214,000 (2005:$260,000).

38

Rounding Off

The Company is of a kind referred to in the ASIC Class Order 98/100 dated 10 July 1998. In accordance with that Class Order, amounts in the Financial Report and Directors’ Report have been rounded off to the nearest $100,000 or, where the amount is $50,000 or less, zero, unless specifically stated.

Loans to Directors and Executives

Information on loans to directors and executives, including amounts, interest rates and repayment terms are set out in Note 39 of the Full Year Financial Report.

Share Options and Performance Rights/Shares Granted to Directors and the Most Highly Remunerated Officers

Options and performance rights over unissued ordinary shares of Amcor Limited granted during or since the end of the financial year to the five most highly remunerated officers of the company and the consolidated group as part of their remuneration were as follows.

		Performance
Company and Group Executives	Options Granted	Rights/Shares
K N MacKenzie	750,000	300,000
W P Day*	100,000	35,000
G S James*	—	—
L J Lachal*	120,000	40,000
W J Long*	120,000	40,000
J V Murray*	90,000	30,000
I G Wilson*	300,000	105,000
P S Wilson*	—	—

* These options were granted under the 2005/06 Long Term Incentive Plan on 4 August 2006.

39

Remuneration Report

The Directors of Amcor Limited (Amcor) present the Remuneration Report prepared in accordance with Accounting Standard AASB 124 Related Party Disclosures; the Corporations Act 2001 and the Corporations Regulations 2001.

For the purpose of this report, Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity of Amcor Ltd either directly or indirectly. They include all directors (executive and non-executive) and selected members of the Global Executive Team reporting to the Chief Executive Officer and Managing Director as listed in Note 39 of the Financial Report. These selected members together with those individuals representing the five highest paid executives of the Company and the consolidated group are referred to as Senior Executives in this Report.

1. Remuneration Report Summary

1.1 Remuneration Strategy

Amcor’s success depends on its ability to attract and retain talented people. As a global business operating in multiple countries, Amcor must offer competitive rewards to ensure it attracts, retains and motivates skilled people willing to work around the world.

Amcor also recognises the importance of linking rewards to sustained shareholder value creation. As a result, a significant proportion of the reward available to Amcor’s Senior Executives, and its executives in general, is dependent upon the achievement of financial and non-financial success including increased shareholder returns.

1.2 Human Resources Committee

The Human Resources Committee, which operates under the delegated authority of the Board, is responsible for ensuring effective remuneration policy and frameworks through which Amcor will be able to attract and reward talented executives across the regions in which it operates.

The Committee oversees remuneration policy, salary and incentive plan frameworks, determines the pay and benefits for the Chief Executive Officer and Managing Director (hereinafter “CEO”), endorses the pay and benefits of Senior Executives, and makes recommendations to the Board regarding Non-Executive Directors’ remuneration.

The Committee has endorsed a comprehensive review of Amcor’s global remuneration strategy. It is anticipated that this review will be completed prior to the 2007 Annual General Meeting. The objectives of such review include:

•                  ensuring that Amcor’s remuneration strategy is aligned with the Company’s overall business and human resource strategies;

•                  ensuring that remuneration policies and frameworks provide equitable and competitive rewards; and

•                  ensuring that remuneration policies and frameworks recognise the interest of Amcor’s global shareholder community.

The Board has adopted a formal charter delegating certain aspects of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the Company’s website under Corporate Governance, Policies and Standards.

Information regarding the Committee’s membership and number of meetings attended is detailed on pages 30 and 34 of the Directors’ Report.

1.3 Non-Executive Directors

The Board recognises the need to set remuneration levels which enable the Company to attract and retain directors of the highest quality, while ensuring that the cost to the Company is appropriate. In order to maintain independence and impartiality, non-executive directors do not receive performance based remuneration.

1.4 CEO and Senior Executives

Executive remuneration comprises both a fixed component and an at-risk component. Fixed remuneration is set by reference to comparable roles, businesses and locations and as such provides reward based on the executive’s role, skills, knowledge, experience and the relevant employment market. The at-risk component rewards executives for performance assessed against financial and non-financial targets aimed at increasing shareholder value and achieving strategic objectives. Consistent for all executives is the principle that the level of at-risk reward received is based on performance assessed against specific pre-determined targets.

The mix between fixed remuneration and at-risk remuneration is dependent on the level of seniority of the executive.

Table 1					Discussion in
	Elements of	Non-Executive		Senior	Remuneration
	Remuneration	Directors	CEO	Executive	Report
Fixed Remuneration	Fees	☑	☒	☒	p41
	Salary	☒	☑	☑	p42
	Compulsory Statutory	☑	☑	☑
	Superannuation	☒	☑	☑	—
	Other benefits	☒	☑	☑	p42
At-risk remuneration	Short Term Incentives	☒	☑	☑	p43
	Long Term Incentives	☒	☑	☑	p44
Post-employment	Service Agreements	☒	☑	☑	p50
	Termination provisions	N/A(1)	☑	☑	p50

(1) Tenure policy applies. See section 2.3 Tenure Policy on page 42

40

2. Non-Executive Directors’ Fees

2.1 Policy

Non-Executive Directors’ fees, including committee fees, are reviewed by the Human Resources Committee and determined by the Board within the maximum aggregate amount of $2,000,000 approved by shareholders at the 2003 Annual General Meeting. The fee levels are set to enable the Company to attract and retain directors of the highest quality, while ensuring that the cost to the Company is appropriate.

The Committee reviews fees annually utilising advice and market data provided by independent remuneration consultants. Amcor’s policy is that the Chairman receives up to three times the base director’s fee but is not paid any committee fees.

In accordance with Principle 9 of The ASX Good Corporate Governance and Best Practice Recommendations, Non-Executive Directors do not receive performance related remuneration. They are, however, required under the Company’s Constitution to hold or be the beneficial owner of a minimum of 1,000 shares in the Company during their period of office.

2.2 Remuneration

Details of Non-Executive Directors’ remuneration are set out in the following table:

Table 2

					Post-
		Short Term			Employment	Termination Benefit
				Non-
		Salary		Monetary	Superannuation	Retirement/Resignation				Total
Non-Executive Directors		and Fees		Benefits	Benefits	Benefits				Compensation
C I Roberts	2006	304,500		135,582	27,405	231,795	(2)	—		699,282
	2005	831,217	(1)	119,082	23,940	177,772	(2)	—		1,152,011
R K Barton	2006	128,000		35,049	11,520	68,033	(2)	—		242,602
	2005	119,536		32,933	10,758	78,941	(2)	—		242,168
G J Pizzey	2006	168,578		45,193	15,172	—		—		228,943
	2005	140,000		38,049	12,600	—		—		190,649
J G Thorn	2006	182,800		48,749	16,452	—		—		248,001
(appointed 8 Dec 2004)	2005	85,023		23,175	7,652	—		—		115,850
G A Tomlinson	2006	142,000		38,549	12,780	102,316	(2)	—		295,645
	2005	114,000		31,549	10,260	64,647	(2)	—		220,456
E J J Pope	2006	107,449		28,935	9,670	—		—		146,054
(appointed 27 Oct 2005)	2005	—		—	—	—		—		—
E A Alexander	2006	49,032		13,244	4,413	41,265	(2)	705,855	(3)	813,809
(retired 27 Oct 2005)	2005	128,800		35,249	11,592	90,700	(2)	—		266,341
D C K Allen	2006	41,290		11,309	—	34,074	(2)	553,265	(3)	639,938
(retired 27 Oct 2005)	2005	112,000		31,049	—	77,350	(2)	—		220,399
Total	2006	1,123,649		356,610	97,412	477,483		1,259,120		3,314,274
	2005	1,530,576		311,086	76,802	489,410		—		2,407,874

(1)   Includes higher duties allowance whilst in the role of Executive Chairman (8 December 2004 to 30 June 2005).

(2)          Represents the increase in the Non-Executive Director’s retirement allowance accrual for the year. Retirement allowance accrual (exclusive of superannuation) to 30 June 2006 of $2,328,199 is allocated as follows:

                        C I Roberts $1,343,514

                        G A Tomlinson $510,552

                        R K Barton $474,133

(3)          E A Alexander and D C Allen retired from the Board of Directors on 27 October 2005 and were paid accrued retirement allowances.

41

Directors’ Report Statutory Matters

Equity Based Plan

An equity based Plan for Non-Executive Directors, which was approved at the 1999 Annual General Meeting, was in operation in 2005/06 year. Under the plan, a minimum of 20% of Non-Executive Directors’ remuneration was provided in the form of shares in the Company purchased, at no discount, on-market.

The Board has determined that the Non-Executive Director share plan should be discontinued from 1 July 2006. From that date, the plan will be unwound and all shares issued will cease to be subject to the plan terms.

Retirement Allowances for Directors

A retirement plan for Directors was discontinued with effect from 1 July 2003 for all future appointments to the Board. Those Directors who continue to participate in the Plan currently receive a retirement payment comprising 60% of the average annual emoluments they received in the three years preceding retirement for each of the first five years of service, plus 30% of that same average for each subsequent year of service, pro rata to a maximum of six times the emoluments received in the year preceding retirement. Any superannuation entitlements are deducted from this amount. In 2005/06, E A Alexander and D C K Allen retired from the Board of Directors on 27 October 2005 and were paid $705,855 and $553,265 respectively.

Consistent with current corporate governance best practice (including the ASX Corporate Governance Council’s Principles of Good Corporate Governance), the Board has determined that it is appropriate to discontinue the provision of retirement allowances to those Directors still participating in the Plan. The process and timetable for the discontinuance of the Plan are currently being established and will be implemented this financial year.

2.3 Tenure Policy

The Board recognises the need to ensure that Non-Executive Directors continue to maximise their contribution to the Company and remain demonstrably independent in the interest of the Company’s shareholders. Non-Executive Directors understand that their tenure as Board Members should be limited and accordingly have agreed to introduce a tenure policy which restricts their tenure as Board Members. As such all directors are now required to tender their resignation at the Annual General Meeting immediately after the expiration of nine years service and agree not to stand for re-election unless, as agreed with the Chairman (or in the case of the Chairman the other directors), there are special circumstances for longer service.

3. CEO and Senior Executives’ Remuneration

3.1 Overview

The objective of CEO and Senior Executives’ remuneration is to align the interests of these executives with the interests of the Company and its shareholders, with the purpose of maximising the Company’s earnings and improving shareholder wealth. CEO and Senior Executives’ remuneration is formulated in consultation with external remuneration consultants and is designed to be market competitive and complementary to the reward strategy of the Company. The reward strategy is based on:

a)              alignment to shareholders’ interests by:

•                  focusing on sustained value creation for shareholders through improved profitability, cash generation and return on assets,

•                  concentrating the executive on key non-financial drivers of value,

•                  attracting and retaining high calibre executives, and

b)             alignment to the CEO and Senior Executives’ interests and responsibilities by:

•                  rewarding capability and experience,

•                  reflecting competitive reward for contribution to growth of shareholder wealth,

•                  providing a clear structure for earning rewards, and

•                  providing recognition for contribution.

CEO and Senior Executives’ remuneration is divided into two components. The first component is fixed remuneration. The second is the variable component which is subject to meeting key performance indicators (KPI’s) and performance hurdles. This ‘at risk’ component is made up of short term incentives (STI) and long term incentives (LTI) and takes the form of cash payments or equity plans. This is illustrated below:

3.2 Fixed Remuneration

This is targeted around the relevant labour and salary market taking into account the Company’s global positioning, and labour market conditions and the individual’s geographic location. Fixed remuneration takes into account the scope and nature of the individual’s role, their qualifications, experience and performance in that role. Each role is benchmarked and compared with similar roles in similar sized businesses in similar geographies.

Fixed remuneration is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-monetary benefits at the discretion of the executives, such as health insurance and car allowances. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect an appropriate position around the market median for a comparable role. Base pay for Senior Executives is reviewed annually to ensure the pay is competitive with the market and also reviewed on promotion. Retirement benefits are delivered under pension funds. Some of these funds currently provide defined benefits based on years of service and final average salary and/or accumulation type benefits. All defined benefit funds (noting regulatory

42

requirements in some countries) which can be closed to new members have been closed or are in the process of being closed.

3.3 “At-Risk” Remuneration

This element of CEO and Senior Executives’ packages is made up of two components — short term incentives and long term incentives.

These are considered to be important elements of employee remuneration, providing tangible incentives for executives to improve the Company’s global short and long term performance and deliver sustained shareholder value.

Amcor has operated short and long term incentive plans for a number of years and the table below summarises the status of each such plan. Status is described as either active or dormant. A plan is active to the extent that awards have been made under the plan in relation to the year ended 30 June 2006 (current year). A plan is dormant to the extent that no awards have been made in relation to the current year. Dormant plans may have existing entitlement (e.g. awards not yet fully vested).

Table 3

Plan name	Plan description	Date introduced	Status
STI	Short term incentive - Cash based annual incentive plan	No specific date	Active
LTIP	Long term incentive plan - Umbrella long term incentive plan	Oct 2005	Active
ESOP	Employee Share Option Plan	1985	Dormant with existing entitlement
ESOP Partly paid shares	Senior executive plan whereby partly paid shares are issued.	1985	Dormant with existing entitlement
ESPP	Employee Share Purchase Plan	1985	Dormant with existing entitlement
EISP	Broad based employee share incentive plan	1985	Dormant with existing entitlement
SERSP	Senior Executive Retention Share Plan	1985	Dormant with no existing entitlement
SERPP	Senior Executive Retention Payment Plan	1985	Dormant with no existing entitlement
SESP	Senior Executive Share Plan - Shares received in lieu of STI payment	2001	Dormant with existing entitlement
SEPP	Senior Executive Payment Plan - Entitlements received in lieu of STI payment	2001	Dormant with existing entitlement

With the aim of simplifying this remuneration report, details of all dormant plans have been disclosed in section 10 of this report.

Short Term Incentives (STI)

A short term incentive may be awarded to the CEO and Senior Executives subject to achievement of performance conditions consisting of pre-determined financial and non-financial objectives. Objectives can vary from year to year but the combination of financial and non financial KPI’s ensure that a significant proportion of this variable reward is only available when value has been created for shareholders through the delivery of key elements of the business strategy.

At the start of each year, the framework governing individuals’ objectives is set and reviewed by the Human Resources Committee. The Committee also sets the maximum potential payout under the STI Plan, and minimum levels of performance to trigger payment of STI. Following the end of the year, each individual’s performance is assessed against KPI’s, reviewed by the Board’s Human Resources Committee which provides its recommendation to the Board for its approval as to the appropriate level of payout to the extent that targets are met. If no targets are met, a zero STI is determined. Incentives (bonuses) are payable in cash in September each year.

For the year ended 30 June 2006, the structure of the STI was based on achieving a range of key financial and non-financial objectives using a balanced scorecard approach. The balanced scorecard approach ensures transparency of assessment and consistency across the Senior Executives. Objectives included those concerning safety, financial outcomes, growth and customer goals.

In addition to the performance criteria discussed above, in the event of termination of employment prior to STI being determined and paid, STI is only payable to Senior Executives subject to the CEO’s discretion. The Chairman has similar discretion with regard to the STI entitlement of the CEO. Overall discretions are also reserved to ensure that performance is assessed with regard to quality and other value-based criteria. These discretions may potentially either reduce or eliminate STI payments as appropriate.

As detailed in table 7, the CEO and a number of senior executives received a special payment in April 2006. This related to an incentive for performance achieved against specific cost reduction objectives in the previous financial year; part-payment of which was deferred until

43

April 2006 to ensure that achievements were sustained.

Long Term Incentives (LTI)
Amcor’s remuneration objective includes the need to retain and motivate high performing talent in the long term. The Company facilitates this by putting in place LTI Schemes which help focus the executives on the long term performance of the company and sustained shareholder value creation.

2005 Options and Performance Rights to CEO
At the 2005 Annual General Meeting, shareholders approved the grant of 750,000 options and 300,000 performance rights to the CEO. These rewards are exercisable in three tranches: each tranche comprising 250,000 Options and 100,000 Rights. These will be subject to the performance conditions described in the original terms of issue, having separate vesting periods and separate expiry dates. The vesting periods and expiry dates for each Tranche are set out in the following table:

Table 4

Tranche	Vesting period	Expiry Date
1	1 January 2008-31 December 2009	31 December 2010
2	1 July 2008-30 June 2010	30 June 2011
3	1 January 2009-31 December 2010	31 December 2011

The performance hurdles are based on a pro rata performance scale for options and performance rights to vest depending on the highest percentile reached by the Average Amcor Total Shareholder Return (TSR) relative to the Average Comparator TSR for each of the relevant stocks in the comparator group each month during the vesting period. The Comparator group of companies comprise the S&P/ASX100 Index as at 1 July 2005 excluding Amcor and companies in the following industry categories:

•      Financial ex-Property Trust

•      Property Trusts

•      Resources

•      Telecommunications Services

•      Media Sectors and industry groups.

The performance hurdles for the CEO were chosen after extensive consultation with a number of shareholders and governance advisory groups on the basis that they are transparent and measurable against objective data.

Long Term Incentive Awards for Senior Executives
Awards have been made to Senior Executives and other talented executives in respect of the financial year ended 30 June 2006. Under the same terms and conditions as approved for the CEO above

In addition to the performance criteria discussed above, forfeiture conditions and provision relating to termination of employment exist. In the event of termination of employment of plan participants, the Board retains overall discretion.

Hedging of Long Term Incentives
In accordance with Amcor’s general share trading policy and the LTI plan rules, participants are prohibited from engaging in hedging arrangements over unvested securities issued pursuant to any employee or director share plan.

4. Company Performance – The Link to Reward

4.1 Five Year Performance

The graph in Table 5 shows the performance of the Company (as measured by the Company’s TSR) and the comparison of the Company’s TSR to the median of the TSR for the ASX 100. TSR is defined as the total return of a share to an investor (capital gains plus dividend reinvested).

Table 5

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4.2 Shareholder Returns

In addition to the TSR comparator graph, other key indicators of the Company’s performance over a five year period and its effect on shareholder wealth are highlighted in Table 6.

Table 6

	2002	2003	2004	2005	2006
Net profit before significant items ($ million)	316.9	431.4	440.3	458.8 (3)	405.9
Basic EPS (cents)	42.1	45.3	44.7	52.2	46.1
Dividends paid ($ million)	206.2	252.7	280.3	290.2	298.9
Dividends per share (cents)	28	30	32	34	34
Change in share price (cents)	162	(12)	(115)	(27)	(2)
Opening share price at 1 July ($)	6.62	8.24	8.12	6.97	6.70
Return on capital employed (%)	28.7	2.2	(10.2)	1.0	4.8
	(1)	(1)	(1)	(2)

(1)     Years 2002 to 2004 have not been restated for the change in adopting AIFRS and are therefore based on AGAAP numbers.

(2)     The prior year numbers have been restated to reflect the changes in adopting AIFRS.

(3)     Includes PACRS distribution of $52.3 million as interest.

4.3 Link to Performance

All the at-risk component of executive remuneration is currently tied to performance.

Short-term incentives may be awarded to the CEO and Senior Executives subject to the achievement of performance conditions consisting of financial and non-financial objectives. The CEO and Senior Executives each have an STI opportunity (ranging from zero to a set maximum) expressed as a percentage of total fixed remuneration (TFR) and base salary respectively. TFR represents the total combined components of fixed remuneration including base salary, non-monetary benefits and superannuation contributions. The percentages are dependent on the accountabilities of the role and impact on organisation or business unit performance and are tested against comparable roles.

Details of the cash bonus awarded as remuneration to the CEO and selected Senior Executives are shown below:

Table 7

				% vested	% forfeited	Special
Name	STI % Range	STI Target %	Bonus ($)	in year	in year	Incentive* ($)
Directors
K N MacKenzie	0% to 100% of TFR**	50%	646,000	38.0%	62.0%	170,000
Senior Executives
E E Bloom	0% to 100% of base salary	50%	391,274	61.5%	38.5%	85,889
C K Chan	0% to 100% of base salary	50%	478,760	79.5%	20.5%	N/A
W P Day	0% to 100% of base salary	50%	214,500	33.0%	67.0%	97,500
G S James	0% to 100% of base salary	50%	250,476	27.0%	73.0%	139,153
L J Lachal	0% to 100% of base salary	50%	227,500	32.5%	67.5%	105,000
W J Long	0% to 100% of base salary	50%	318,778	42.5%	57.5%	105,478
J V Murray	0% to 100% of base salary	50%	122,430	22.0%	78.0%	83,475
I G Wilson	0% to 100% of base salary	50%	338,963	38.0%	62.0%	107,041

*            Special incentive is a payment for meeting specific cost reduction objectives in the previous financial year; part-payment of which was deferred until April 2006 to ensure permanent nature of cost reduction initiatives.

**     STI % Range for 2006/07 has been set at 0% to 120% (target 80%) of TFR following an external review of CEO reward to bring Amcor’s CEO’s variable remuneration arrangements in line with the market median.

Long-term incentives (delivered through Amcor’s Long Term Incentive Plan introduced in October 2005) are tied to Amcor’s performance, in particular, to Total Shareholder Return as compared to a Comparator group of companies, details of which are provided on page 44.

Table 10 details the number of options that vested to the CEO and Senior Executives for the year ended 30 June 2006. These were granted on 1 November 2003 under the Employee Share Option Plan and were tested against performance hurdles as at 30 June 2003. Twelve per cent of options were forfeited relating to non-achievement of the highest level of a specific KPI namely return on average funds invested (RoAFI). The remainder of options will vest on 1 November 2006 with an exercise price of $8.20.

5. Details of Remuneration

5.1 The CEO and Senior Executives’ Remuneration

Details of the nature and amount of each element of remuneration of the CEO and Senior Executives are included in table 8.

45

Table 8

								Post-		Termination
			Short Term Employee Benefits					Employment		Benefit	Share Based Payments
($)														% of Total
Key Management					Non						Share		Options	Employee Compensation	Total
Personnel			Base		Monetary		Special	Superannuation		Termination	Appreciation		and	Received	Employee
Name	Position		Salary		Benefits	Bonus	Incentive(1)	Benefits		Benefit	Rights	Shares	Rights	as Options	Compensation
Executive Directors
K N MacKenzie	Chief Executive Officer	2006	1,300,000	(2)	206,423	646,000	170,000	195,000		—	—	—	382,293	13.2%	2,899,716
	and Managing Director	2005	658,617		197,635	299,671	263,447	168,104		—	—	—	130,181	7.6%	1,717,655
R H Jones	Chief Executive Officer	2006	—		—	—	—	—		—	—	—	—	0.0%	—
	and Managing Director	2005	597,826		286,437	—	—	137,500		567,399	—	36,727	—	0.0%	1,625,889
	(retired 7 December 2004)
Senior Executives
E E Bloom	President and CEO,	2006	636,218	(3)	50,897	391,274	85,889	16,073		—	—	—	76,982	6.1%	1,257,333
	Amcor Sunclipse	2005	600,080	(3)	58,701	105,014	150,020	15,577		—	—	—	95,239	9.3%	1,024,631
C K Chan	Managing Director,	2006	597,791	(4)	60,547	478,760		4,009		—	—	—	76,982	6.3%	1,218,089
	Amcor Asia	2005	583,717	(4)	59,491	179,114		8,928		—	—	—	95,937	10.3%	927,187
G S James^	Managing Director,	2006	918,768	(5)	173,451	250,476	139,153	117,977		372,678	—	—	110,583	5.3%	2,083,086
	Amcor Flexibles	2005	927,070	(5)	121,269	176,143	231,768	247,379		—	—	—	128,308	7.0%	1,831,937
	(retired 30 June 2006)
L J Lachal*^	Managing Director,	2006	700,000		63,539	227,500	105,000	176,691	(8)	—	—	141,128	119,643	7.8%	1,533,501
	Amcor Australasia	2005	717,391	(6)	60,878	125,543	179,348	114,783		—	—	237,138	115,952	7.5%	1,551,033
W J Long^	President and CEO,	2006	738,347	(3)	31,104	318,778	105,478	149,700	(7)	—	82,500		144,184	9.2%	1,570,091
	Amcor PET Packaging	2005	700,093	(3)	73,840	126,017	175,023	19,672		—	82,500		182,296	13.4%	1,359,441
W P Day*	Executive General	2006	640,000		83,500	214,500	97,500	64,000		—	—	8,728	168,009	13.2%	1,276,237
	Manager Finance	2005	610,000		79,000	131,150	152,500	61,000		—	—	104,738	166,510	12.8%	1,304,898
I G Wilson*^	Strategic Development	2006	701,713	(5)	211,196	338,963	107,041	—		—	9,437	8,728	—	0.0%	1,377,078
	Director	2005	663,370	(5)	177,097	132,675	165,842	—		—	56,625	104,738	—	0.0%	1,300,347
J V Murray*	Executive General Manager	2006	551,125		53,121	122,430	83,475	156,798	(8)	—	—	108,028	100,805	8.6%	1,175,782
	Corporate Affairs	2005	535,000		35,878	88,275	133,750	85,600		—	—	204,038	97,114	8.2%	1,179,655
Former Senior Executives
P S Wilson*^	Executive General Manager	2006	364,051		91,164	—	—	90,315		1,219,510	—	58,378	50,403	2.7%	1,873,821
	Human Resources	2005	560,000		105,878	106,400	224,000	89,600		—	—	204,038	97,114	7.0%	1,387,030
	(retired 31 December 2005)
Total		2006	7,148,012		1,024,942	2,988,681	893,537	970,563		1,592,188	91,937	324,990	1,229,884		16,264,734
		2005	7,153,164		1,256,104	1,470,002	1,675,698	948,143		567,399	139,125	891,417	1,108,651		15,209,703

*            Represents the five highest paid executives of the Company.

^             Represents the five highest paid executives of the Consolidated group.

1)         The special incentive bonus is a payment for meeting specific cost reduction objectives in the previous financial year, part payment of which was deferred until April 2006 to ensure permanent nature of cost reduction initiatives.

2)         Base salary increased from $1,200,000 to $1,500,000 with effect from 1 March 2006 following a detailed review by the Board; annual review now intended on 1 October 2006 as with all other Senior Executives.

3)         Paid in US$, converted at A$1:US$.7466

4)         Paid in SG$, converted at A$1:SG$1.2288

5)         Paid in GBP, converted at A$1:GBP.4202

6)         Acting Chief Operating Officer in 2005

7)         Includes contributions to a US Supplementary Employer Retirement Plan.

8)         Includes amounts reported in accordance with AASB119 Employee Benefits - provision of defined benefits for L L Lachal and J V Murray of $64,691 and $68,618 respectively.

46

The terms and conditions of each grant of options affecting remuneration are as follows:

Table 9

				Price of		Risk free
	Expiry	Fair value	Exercise	Shares at	Estimated	interest	Date
Grant Date	Date	per option ($)	Price ($)	Grant Date ($)	volatility	rate	Exercisable
01/11/2002	01/11/2012	2.00	8.20	8.17	20.00%	5.43%	01/11/2005
13/10/2003	01/11/2012	2.43	8.20	8.96	20.00%	5.67%	01/11/2005
24/03/2004	24/03/2010	1.27	7.87	7.87	20.00%	5.12%	24/03/2007
02/08/2004	02/08/2010	1.03	6.84	6.84	20.00%	5.62%	02/08/2007
27/10/2005	31/12/2010	0.98	6.78	6.69	22.00%	5.40%	01/01/2008
27/10/2005	30/06/2011	1.01	6.78	6.69	22.00%	5.40%	01/07/2008
27/10/2005	31/12/2011	1.03	6.78	6.69	22.00%	5.40%	01/01/2009

6. Analysis of Movements in Options and Rights

Details of options and rights over ordinary shares in the Company provided as remuneration to the CEO and Senior Executives are set out below. When exercisable, each option and right is convertible into one ordinary share of Amcor Limited. Further information on the options and rights is set out in Note 39 to the Full Year Financial Report.

Table 10

	Number of options		Number of options
	and rights granted		and rights vested
	during the year		during the year
Name	2006	2005	2006	2005
Executive Directors of Amcor Limited
K N MacKenzie	1,050,000	100,000	88,000	5,000
Senior Executives
P S Wilson	—	150,000	—	—
W P Day	—	250,000	—	50,000
I G Wilson	—	—	—	—
L J Lachal	—	150,000	—	—
J V Murray	—	150,000	—	—
W J Long	—	200,000	44,000	100,000
G S James	—	150,000	44,000	20,000
C K Chan	—	100,000	44,000	20,000
E E Bloom	—	100,000	44,000	12,500

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7. Shares Provided on Exercise of Options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to the CEO and Senior Executives together with the amounts paid per ordinary share at the date of exercise are set out below:

Table 11

			Number of ordinary shares
			issued on exercise of
	Date of exercise	Amount paid	options during the year
Name	of options	per share ($)	2006	2005
Executive Directors of Amcor Limited
K N MacKenzie	23 Aug 2004	6.47	—	10,000
K N MacKenzie	31 Aug 2004	5.16	—	8,000
K N MacKenzie	27 June 2005	6.03	—	80,000
K N MacKenzie	27 June 2005	6.02	—	5,000
Senior Executives
P S Wilson	1 Sept 2004	6.47	—	50,000
P S Wilson	29 Oct 2004	5.43	—	50,000
P S Wilson	13 Sept 2005	5.16	40,000	—
P S Wilson	28 Sept 2005	5.10	200,000	—
W P Day	1 Nov 2004	6.02	—	50,000
W P Day	1 Nov 2004	6.62	—	100,000
I G Wilson	—	—	—	—
L J Lachal	14 Sept 2005	5.16	24,000	—
J V Murray	6 Sept 2004	5.43	—	50,000
J V Murray	6 Sept 2004	6.47	—	20,000
J V Murray	14 Sept 2005	5.16	16,000	—
J V Murray	3 Oct 2005	5.10	200,000	—
W J Long	—	—	—	—
G S James	7 June 2006	6.02	20,000	—
C K Chan	2 Sept 2004	6.47	—	40,000
C K Chan	8 Sept 2005	5.16	32,000	—
C K Chan	21 Sept 2005	5.10	100,000	—
C K Chan	21 Sept 2005	6.02	20,000	—
E E Bloom	25 Aug 2004	6.47	—	25,000
E E Bloom	12 Sept 2005	5.16	20,000	—
E E Bloom	29 Sept 2005	5.10	125,000	—

NB: No amounts are unpaid on any shares issued on the exercise of options.

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8. Analysis of Options Granted as Remuneration

Details of the vesting profile of the options granted as remuneration to the CEO and Senior Executives are detailed below:

Table 12
Options

					Financial years	Minimum	Maximum
					in which	total value	total value
					options	of grant yet	of grant yet
Name	Number	Year granted	Vested %	Lapsed %(a)	may vest	to vest $(b)	to vest $(c)
Executive Directors of Amcor Ltd
K N MacKenzie	50,000	1 November 2002	88%	12%	30 June 2006	nil	88,000
	50,000	13 October 2003	88%	12%	30 June 2006	nil	106,920
	100,000	24 March 2004	—	11%	30 June 2007	nil	113,030
	100,000	2 August 2004	—	14%	30 June 2008	nil	88,580
	250,000	27 October 2005	—	—	30 June 2010	nil	245,000
	250,000	27 October 2005	—	—	30 June 2010	nil	252,500
	250,000	27 October 2005	—	—	30 June 2010	nil	257,500
Senior Executives
W P Day	250,000	24 March 2004	—	11%	30 June 2007	nil	282,575
	250,000	2 August 2004	—	14%	30 June 2008	nil	221,450
G S James	50,000	1 November 2002	88%	12%	30 June 2006	nil	88,000
	150,000	24 March 2004	—	11%	30 June 2007	nil	169,545
	150,000	2 August 2004	—	14%	30 June 2008	nil	132,870
L J Lachal	200,000	24 March 2004	—	11%	30 June 2007	nil	226,060
	150,000	2 August 2004	—	14%	30 June 2008	nil	132,870
W J Long	50,000	1 November 2002	88%	12%	30 June 2006	nil	88,000
	200,000	24 March 2004	—	11%	30 June 2007	nil	226,060
	200,000	2 August 2004	—	14%	30 June 2008	nil	177,160
J V Murray	150,000	24 March 2004	—	11%	30 June 2007	nil	169,545
	150,000	2 August 2004	—	14%	30 June 2008	nil	132,870
P S Wilson	150,000	24 March 2004	—	11%	30 June 2007	nil	169,545
	150,000	2 August 2004	—	14%	30 June 2008	nil	132,870
E E Bloom	50,000	1 November 2002	88%	12%	30 June 2006	nil	88,000
	100,000	24 March 2004	—	11%	30 June 2007	nil	113,030
	100,000	2 August 2004	—	14%	30 June 2008	nil	88,580
C K Chan	50,000	1 November 2002	88%	12%	30 June 2006	nil	88,000
	100,000	24 March 2004	—	11%	30 June 2007	nil	113,030
	100,000	2 August 2004	—	14%	30 June 2008	nil	88,580

a)         The % lapsed represents the reduction from the maximum number of options available to vest due to highest level performance criteria not being achieved.

b)        The minimum value of options yet to vest is $nil because the exercise price may be above the market price of Amcor shares.

c)         The maximum value of options yet to vest is the number granted less the number lapsed and valued at the fair value of the option at grant date using a Black-Scholes model.

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Further details relating to options are set out below:

Table 13

	A	B	C	D
	Value at	Value at	Value at	Total of
	grant date	exercise date	lapse date	columns A-C
	($)	($)	($)	($)
Executive Directors of Amcor Ltd
K N MacKenzie	755,000	—	14,420	769,420
Senior Executives
E E Bloom	—	224,150	14,420	238,570
C K Chan	—	221,120	14,420	235,540
W P Day	—	—	36,050	36,050
G S James	—	10,600	21,630	32,230
L J Lachal	—	36,240	21,630	57,870
W J Long	—	—	28,840	28,840
J V Murray	—	350,160	21,630	371,790
P S Wilson	—	373,200	21,630	394,830

A = The value at grant date calculated in accordance with AASB 2 Share-based Payment of options granted during the year as part of remuneration.

B = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.

C = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

9. Executive Service Agreements

Remuneration and other terms of employment for the CEO and Senior Executives are formalised in service agreements. Specific information relating to the terms of the service agreements of the current CEO and Senior Executives are set out in the table below:

9.1 Summary of Specific Terms

Table 14

		Base Salary
	Term of	Inclusive
Name	agreement	of Super ($)	Notice Period	Redundancy Termination Payment
K N MacKenzie	Open	1,725,000	12 months

Greater of amount payable required by law and 12 months total remuneration. Total remuneration includes Total Fixed Reward (currently $1,900,000) plus target STI bonus (currently 80% of TFR), plus the annual actuarial value of long term incentive as reported in Amcor’s Annual Report.

E E Bloom	Open	652,290	6 months	Greater of amount payable required by law and payment in lieu of notice (6 months base salary).
C K Chan	Open	601,800	12 months	Greater of amount payable required by law and payment in lieu of notice (12 months base salary).
W P Day	Open	704,000	6 months	Greater of amount payable required by law and payment in lieu of notice (6 months base salary).
L J Lachal	Open	876,691	12 months	Greater of amount payable required by law and payment in lieu of notice (12 months Total Fixed Reward currently $884,396).
W J Long	Open	888,047	12 months	Greater of amount payable required by law and payment in lieu of notice (12 months base salary).
J V Murray	Open	707,923	6 months	Greater of amount payable required by law and payment in lieu of notice (6 months base salary).
I G Wilson	Open	701,713	6 months	Greater of amount payable required by law and payment in lieu of notice (6 months base salary).

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10. Dormant Short Term and Long Term Incentive Plans

10.1 Short Term Incentive Plans

In some circumstances, under the Senior Executive Share Plan (‘SESP’) Senior Executives may be entitled to receive all or part of their STI payment in shares. The SESP focuses on Senior Executives in Australia and the United Kingdom.

The Board may nominate specific employees who report directly to the CEO, or employees who report directly to those people, as being eligible to participate. Prior to the end of each financial year, eligible employees may elect to receive fully paid ordinary shares in lieu of part or all of any STI payment which they may receive in respect of that financial year.

The value of any shares which the Company decides to issue to eligible employees will be based on the simple average of the closing price of Amcor Limited shares on each trading day for the relevant financial year, unless the Company decides to alter the method for calculating this value in response to anomalous circumstances.

The shares will be issued at the time when the cash bonus is payable and the shares may not be disposed of by the employee for a period of 10 years in Australia and five years in the United Kingdom, unless the employee ceases employment or the directors decide otherwise prior to the expiry of the restriction period. Any right or interest in the shares will be forfeited if the employee has acted fraudulently in relation to the affairs of the Company during the restriction period. The shares subject to the SESP carry full dividend entitlements and voting rights.

The Senior Executive Payment Plan (SEPP) is based on the SESP but is utilised for Board-nominated specific employees in New Zealand, Poland, Switzerland, Belgium and the USA who report directly to the CEO, or employees who report directly to those people. This Plan is considered to be the equivalent of the SESP and enables the Company to offer employees in these circumstances (where the Share Plan is unavailable), entitlements in lieu of part or all of an employee’s entitlement to a cash bonus for the relevant financial year.

The value of each Plan entitlement is equal to the value of one Amcor Limited share (plus the value of accrued dividends). Plan entitlements may be converted into a cash payment after the 10-year restriction period has expired, provided that the employee has not acted fraudulently during this time.

Both the SESP and the SEPP can only be issued if the Senior Executive meets the STI performance hurdles as set out above. The Plan operates to provide Senior Executives the opportunity to share in the growth in value of the Company and to encourage them to improve the longterm performance of the Company and its returns to shareholders. This Plan also helps to attract and retain skilled and experienced Senior Executives and provide them with an incentive to have a greater involvement and focus on the longer term goals of the Company. The Board determines which Senior Executives may participate in this Plan. This is done by the CEO in conjunction with senior management nominating to the Human Resources Committee high performing employees to participate in either the SESP or the SEPP Plans. The Human Resources Committee then makes recommendations to the Board.

10.2 Long Term Incentive Plans

A number of Long Term Incentive Plans exist that are now dormant but may or may not have unvested entitlements remaining. In particular, Amcor also has two long term incentive umbrella Plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP) which have provided long term incentives for executives. These Plans are cited as all existing executives carry shares under these Plans and they can be reactivated at any time. In countries where the Company is unable to issue shares or options, entitlement Plans may be implemented.

Employee Share/Option Plan (ESOP)

In 1985, the Company established the Employee Share/Option Plan (‘ESOP’). Options granted under the ESOP could be issued upon such terms and conditions as the directors of the Company determined from time to time.

Options issued under sub-Plans of ESOP were aimed to reward excellence and encourage Senior Executives to focus on improving the longer term performance of the Company by achieving certain Group return on average funds invested targets, which were based on budgeted return on average funds invested (for full allocation) or current cost of capital plus 0.5% (for 50% allocation). Performance outcomes between these targets were calculated linearly.

The method used in assessing whether or not the performance condition was met was as follows. A paper was presented to the Human Resources Committee on the Plan. The Committee considered and reviewed the actual outcomes of performance conditions achieved for the financial year against the targets set. The Committee then recommended to the Board, which made the final determination, whether any options were to vest based on the criteria set out above.

The reason this method was chosen was because it was transparent and measurable against objective data. The options would be exercisable at a price equal to the closing stock market share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant.

Options were granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for one basis. Options may be exercised at any time after three years from the date of issue and prior to their term, which may either be five, six or 10 years.

Employee Share Purchase Plan (ESPP) In 1985, the Company established the

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Employee Share Purchase Plan (‘ESPP’). Sub-Plans were derived from the ESPP and the Sub-Plan applicable to Senior Executives is set out below:

Senior Executive Retention Share Plan (SERSP) and Senior Executive Retention Payment Plan (SERPP)

Under the Senior Executive Retention Share Plan (SERSP), the Board may nominate certain Senior Executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year. The number of shares issued is entirely at the Board’s discretion. The shares may not be disposed of by the employee for a restricted period of up to five years, unless the employee ceases employment three years after the shares were issued.

Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restriction period for cause or poor performance.

The shares subject to the SERSP carry full dividend entitlements and voting rights. Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives.

The Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in an equivalent Senior Executive Retention Payment Plan (‘SERPP’). In these circumstances, instead of fully paid ordinary shares, entitlements are issued in part satisfaction of an employee’s remuneration for the relevant financial year. The value of each Plan entitlement is linked to the performance of Amcor Limited shares (and the value of accrued dividends in some cases). Plan entitlements may be converted into a cash payment after the five year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time. If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent. The Committee reviews the recommendations and if approved makes a recommendation to the Board which finally determines whether the incentives are granted.

When granted, these plans operate to provide senior executives with the opportunity to share in the growth in value of the Company and will encourage them to improve the long-term performance of the Company and its returns to shareholders. This Plan also helps to attract and retain skilled and experienced senior executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

Other Legacy Plans

Amcor has two legacy plans that are no longer in operation but which still have entitlements outstanding.

Table 15

Legacy Plans	Brief Summary	Last issued
ESOP Partly Paid Shares (Senior Executive Plan)	The shares are partly paid and were issued at market price at the time of issue. Partly paid shares remaining have either been paid to one cent or five cents, being the first call. The call outstanding only becomes payable on termination, death or at the directors’ discretion. These shares do not carry dividend entitlements unless determined otherwise by the directors. Awards were not subject to specific performance hurdles as this was not market practice at this time.	1996
Employee Incentive Share Plan (Broadly-Based Plan)	Under the EISP, which is a Sub-Plan of ESPP described above, shares have been offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the Company with more than twelve months’ service. The number of shares offered depended upon the Company’s increase in earnings per share.	2003

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Corporate Governance Statement

The Board is committed to achieving and demonstrating the highest standards of corporate governance. This report complies with the Australian Stock Exchange Corporate Governance Council’s ‘Principles of Good Corporate Governance and Best Practice Recommendations’. Amcor’s corporate governance practices were in place throughout the year ended 30 June 2006 and were compliant with the Council’s best practice recommendations. The Board continues to review the framework and practices in place to ensure they meet the interests of shareholders.

A description of the company’s main corporate governance practices are set out below. All these practices, unless otherwise stated, were in place for the full financial year.

The Board of Directors

Role of the Board

The Board of Directors of Amcor Limited is responsible for the corporate governance of the company. The Board guides and monitors the business and affairs of Amcor Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The directors are responsible to the shareholders for the performance of the company in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Amcor Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

The Board operates in accordance with the broad principles set out in its charter which is available from the corporate governance information section of the Company website.

Day to day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and executive management. Responsibilities are set out in the Group’s delegated authority policy and these delegations are reviewed on an annual basis.

Responsibilities

The responsibilities of the Board include:

•      setting the strategic goals of the Company and for oversight of the management of the Company and direction of its business strategy, with the ultimate aim being an increase in shareholder value;

•      providing strategic direction for, and approving, the Company’s business strategies and objectives;

•      monitoring the operational and financial position and performance of the Company;

•      oversight of identifications of the principal risks faced by the Company and taking reasonable steps designed to ensure that appropriate internal controls and monitoring systems are in place to manage and, to the extent possible, reduce the impact of these risks;

•      ensuring that financial and other reporting mechanisms are put in place by the Chief Executive Officer which result in adequate, accurate and timely information being provided to the Board and the Company’s shareholders and the financial market as a whole being fully informed of all material developments relating to the Company;

•      appointing and, where appropriate, removing the Managing Director, approving other key executive appointments and planning for executive succession;

•      overseeing and evaluating the performance of the Managing Director, and other senior executives, having regard to the Company’s business strategies and objectives;

•      reviewing and approving remuneration for the senior executives of the Company;

•      approving the Company’s budgets and business plans and monitoring the management of the Company’s capital, including the progress of any major capital expenditures, acquisitions or divestitures;

•      establishing procedures to ensure that financial results are appropriately and accurately reported on a timely basis in accordance with all legal and regulatory requirements;

•      adopting appropriate procedures to ensure compliance with all laws, governmental regulations and accounting standards;

•      approving, and reviewing, the Company’s internal compliance procedures, including any codes of conduct and taking all reasonable steps to ensure that the business of the Company is conducted in an open and ethical manner; and

•      reviewing and amending the Board and Committee Charters.

Board Processes

To ensure that these responsibilities are upheld and executed to the highest level, the Board has established the following Board committees:

•      Audit and Compliance;

•      Human Resources;

•      Executive;

•      Nomination; and

•      Superannuation.

Each of these committees has written mandates and operating procedures in place which are reviewed on a regular basis. The Board has also established a framework for the management of the consolidated entity including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full Board currently holds seven scheduled meetings during the year plus strategy meetings and any extraordinary meetings that may be necessary to address any significant matters that may arise. The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Chief Executive Officer and Company Secretary. Standing items include the Managing

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Director’s report, business group Managing Directors’ reports, financial reports, strategic matters and governance and compliance issues. All submissions are circulated in advance to allow the Board time to review and give due consideration to each report. Executives are regularly involved in Board discussions and directors have other opportunities to interact with management and employees during visits to business units and plants both locally and overseas. However the non-executive directors have a private session at each Board meeting at which management is not present.

Director Education

Amcor Limited has in place a formal process to educate new directors about the nature of the business, current issues, the corporate strategy and the expectations of the consolidated entity concerning performance of directors. Directors also have the opportunity to visit Amcor facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skills and knowledge.

Independent Professional Advice and Access to Company Information

Each director has the right of access to all relevant company information and to the Company’s executives and, subject to prior consultation with and approval from the Chairman, may seek independent professional advice from a suitably qualified advisor at the Company’s expense.

The director must consult with an advisor suitably qualified in the relevant field and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available for all other members of the Board.

Composition of the Board Members

Details of the members of the Board, their experience, expertise, qualifications, term of office and independent status are set out in the directors’ report on pages 30 to 33 of this report. The composition of the Board is determined using the following principles:

•      a minimum of seven directors, with a broad range of expertise both nationally and internationally;

•      a majority of independent nonexecutive directors;

•      a majority of directors having extensive knowledge of the Company’s industries, and those who do not, having extensive expertise in significant aspects of financial reporting and risk management of large companies; • a non-executive independent director as Chairman;

•      enough directors to serve on Board committees without overburdening the directors or making it difficult for them to fully discharge their responsibilities; and

•      directors are subject to re-election at least every three years (except for the Managing Director and Chief Executive Officer).

The Board seeks to ensure that:

•      at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and

•      the size of the Board is appropriate to facilitate effective discussion and efficient decision-making.

Directors’ Independence

The Board has adopted specific principles in relation to directors’ independence. These state that to be deemed as independent, a director must not be a member of management and who:

•      holds less than 5% of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than 5% of the voting shares of the Company;

•      has not within the past three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•      has not within the past three years been a principal or employee of a material* professional adviser or a material consultant to the Company or another group member;

•      is not a material supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a material supplier or customer;

•      has no material contractual relationship with the Company or another group member other than as a director of the Company;

•      is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•      has the ability to devote the necessary time to the important tasks entrusted to him/her as a director of the consolidated entity.

In accordance with recent developments in corporate governance, this year the Board have agreed to limit the tenure for directors to 10 years, to ensure directors remain demonstrably independent, which is the classification on which shareholders can reliably rely to represent their interests.

* The Board considers ‘material’ in this context, where any director related business relationship has represented, or is likely in future to represent the lesser of at least 5% of the relevant segment’s or the director-related business’s revenue. The Board considered the nature of the relevant industries’ competition and the size and nature of each directorrelated business relationship, in arriving at this threshold.

Term of office held by each director

The term of office held by each director in office at the date of this report is outlined in the Directors’ profiles on pages 30 to 33.

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Commitment

The Board held eleven board meetings during the year. Two of those meetings were held at operational sites of the company and a full tour of the facilities included as part of the visits.

Non-executive directors are expected to spend a reasonable time each year preparing for and attending board and committee meetings and associated activities.

The number of meetings of the Company’s board of directors and of each board committee held during the year ended 30 June 2006, and the number of meetings attended by each director is disclosed on page 34.

It is the Company’s practice to allow its executive directors to accept appointments outside the company with prior written approval of the Board. No appointments of this nature were accepted during the year ended 30 June 2006.

The commitments of non-executive directors are considered by the nomination committee prior to the directors’ appointment to the board of the company and are reviewed each year as part of the annual performance assessment. Prior to appointment or being submitted for re-election, each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the company.

Nomination Committee

The Nomination Committee oversees the appointment and induction process for directors and committee members, and the selection, appointment and succession planning process of the Company’s Managing Director and Chief Executive Officer.

The Committee makes recommendations to the Board on the appropriate skill mix, personal qualities, expertise and diversity of each position. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. The Committee identifies potential candidates with advice from an external consultant where appropriate. The Board then appoints the most suitable candidate. Board appointees must stand for election at the next annual general meeting of shareholders.

This year the Chairman in conjunction with the Nomination Committee conducted a formal review of the effectiveness of the Board, its committees, individual directors and senior executives. This review was conducted in the form of a questionnaire and has resulted in a number of new initiatives being implemented for the coming year.

The Committee has in the past been made up of all Board members and as noted in the Nomination Committee Charter, must have a minimum of three members, a majority of which will be independent directors. However, from August 2006 the Committee will operate with only three members to encourage efficient decision-making in relation to the detailed examination of selection and appointment practices of the organisation in accordance with Principle 2 of the ASX’s Good Corporate Governance Recommendations.

The names of the members as at the date of this report are set out below and further details of their profiles are set out on pages 30 to 33.

Nomination Committee:

C I Roberts (Chairman) – Independent Non-Executive Director

G J Pizzey – Independent Non-Executive Director

E J J Pope* – Independent Non-Executive Director

* E J J Pope joined the committee on 27 October 2005

As the Nomination Committee comprised the full Board for the past year any matters referred to the Nomination Committee during the year were dealt with by the Board. Full disclosure of attendance at Board meetings is disclosed in the table of directors’ meetings on page 34. The terms and conditions of the appointment and retirement of nonexecutive directors are set out in correspondence to the relevant party, including expectations for attendance and preparation for all Board meetings, appointments to other Boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice.

Further details of the Nomination Committee’s charter and policies, including those for appointing directors, are available on the Company’s website.

Executive Committee

The Executive Committee deals with matters referred to it by the Board or with urgent matters which may not be deferred until the next meeting of the Board. The Board confirms the actions of this Committee at its next meeting. A majority of the Committee must be independent. As at the date of this report, the names of the members are set out below and further details of their profiles are set out on pages 30 to 33.

Executive Committee:

C I Roberts (Chairman) – Independent Non-Executive Director

R K Barton – Independent Non-Executive Director

G J Pizzey* – Independent Non-Executive Director

K N MacKenzie – Executive Director

* G J Pizzey joined the Committee on 21 February 2006.

All other non-executive directors receive the Executive Committee agendas and papers and are encouraged to attend meetings of the Executive Committee as available. The Committee met eight times during the year and members’ attendance at these meetings is disclosed in the table of directors’ meetings on page 34.

Human Resources Committee

The Human Resources Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to the Managing Director and

55

Chief Executive Officer, senior executives and directors themselves. It is also responsible for the company’s policies and procedures for retention of senior management, incentive performance schemes, reviewing executive development leadership and succession plans, and reviewing human resource plans for each business. The majority of members must be independent.

The Human Resources Committee’s charter is available on the Company’s website. The Remuneration Report, which includes references to retirement benefits and superannuation for non-executive directors, is set out on pages 40 to 52 and forms part of the directors’ report for the financial year ended 30 June 2006.

As at the date of this report the names of the members of the Committee are set out below and further details of their profiles are set out on pages 30 to 33.

Human Resources Committee:

G A Tomlinson (Chairman) – Independent Non-Executive Director

K N MacKenzie – Managing Director and Chief Executive Officer

G J Pizzey – Independent Non-Executive Director

E J J Pope* – Independent Non-Executive Director

C I Roberts* – Independent Non-Executive Director

* E J J Pope and C I Roberts joined the Committee on 9 December 2005.

Although the Managing Director and Chief Executive Officer is a member of this committee, he will not:

(a) vote on matters relating to the remuneration of executive officers of the Company, and

(b) attend meetings or vote on matters regarding the remuneration of the Managing Director and Chief Executive Officer.

The Human Resources Committee meets as and when required. The Committee met four times during the year and committee members’ attendance records are disclosed in the table of directors’ meetings on page 34.

Audit and Compliance Committee

The Audit and Compliance Committee has a documented charter approved by the Board.

All members must be independent nonexecutive directors. The Chairman may not be the Chairman of the Board. The Committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the Company.

As at the date of this report the names of the members of the Committee are set out below and further details of their profiles are set out on pages 30 to 33.

Audit and Compliance Committee:

J G Thorn, FCA (Chairman) – Independent Non-Executive Director

R K Barton, BSc, PhD, FTSE, FAICD – Independent Non-Executive Director

G A Tomlinson*, BEcon – Independent Non-Executive Director

* G A Tomlinson joined the Committee on 1 November 2005.

The internal and external auditors, the Managing Director and Chief Executive Officer and the Executive General Manager Finance, are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

The Audit and Compliance Committee is required under the charter to meet quarterly and otherwise as necessary. This year, the Committee met nine times during the year and Committee members’ attendance records are disclosed in the table of directors’ meetings on page 34.

The external auditor met with the Audit and Compliance Committee seven times during the year without management being present.

The Audit and Compliance Committee’s charter is available on the Company’s website along with information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.

Superannuation Committee

In April 2006, a Superannuation Committee of the Board was formed for a limited period to assist the Board in fulfilling its responsibility for oversight of superannuation matters affecting the Company. The Committee’s purpose is to oversee the deficit and related asset and liability issues regarding superannuation obligations of the company in each relevant jurisdiction in which the company operates.

The Committee has a documented Charter which is available on the Company’s website. Its membership consists of three Independent Non-Executive directors. The Committee meets at least quarterly and additional meetings occur as required.

As at the date of this report the names of the members of the Committee are set out below and further details of their profiles are set out on pages 30 to 33.

Superannuation Committee:

G A Tomlinson (Chairman) – Independent Non-Executive Director

J G Thorn – Independent Non-Executive Director

C I Roberts – Independent Non-Executive Director

Risk Management

Oversight of the Risk Management System

The Board oversees the establishment, implementation, and annual review of the Company’s risk management. A formalised Risk Assessment and Management Framework for assessing, monitoring and managing strategic operational and financial risks for the consolidated entity was put in place in 2005 to ensure that Amcor is undertaking appropriate risk management of its operations.

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The Audit and Compliance Committee reports to the Board on the status of the risk management system, which is aimed at ensuring risks are identified, assessed and appropriately managed.

Major risks arise from such matters as actions by competitors, government policy changes, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, environment, occupational health and safety, property, financial reporting, financial markets and the purchase, development and use of information systems.

Risk Management and Compliance and Control

The Board is responsible for oversight of the overall internal control framework, but recognises that no cost-effective internal control system will preclude all errors and irregularities. The Board’s policies on internal governance control are comprehensive and include in addition to financial planning and reporting procedures and the use of internal and external auditors: a Code of Conduct and Ethics, a Delegated Authority Policy, a Fraud Policy and a Whistleblower Policy. Details of these are available on the Company’s website. The Company strives to ensure that its products are of the highest standard. Towards this aim, each of its business segments have highly developed quality systems which are based on the internationally accepted ISO 9000 series and meet all the extensive customer requirements.

Financial reporting

The Chief Executive Officer and the Executive General Manager Finance have declared in writing to the Board that the Company’s financial reports have been properly maintained and present true and fair value, are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board in accordance with Principles 4 and 7 of the ASX Principles of Good Corporate Governance as referred to later in this report on page 59.

Implementation of the Australian equivalents to International Financial Reporting Standards (AIFRS) has been a key focus for the Group and the Board established a project team and has monitored progress to ensure a smooth transition to AIFRS reporting, beginning with the half year ended 31 December 2005. The consolidated entity has fully complied with the reporting requirements of AIFRS for the half year to 31 December 2005 and the financial year to 30 June 2006.

Environmental Regulation

The consolidated entity is committed to achieving a high standard of environmental performance. Its operations are subject to significant environmental regulation in all countries in which it maintains a presence. The Board is responsible for the regular monitoring of environmental exposures and compliance with environmental regulations. As part of this process, the Board is responsible for overseeing:

•       implementation of environmental management plans in operating areas which may have a significant environmental impact;

•       identifying where remedial actions are required and implementing action plans; and

•       regular monitoring of regulatory requirements.

To enable it to meet its responsibilities of oversight, the Board has established an internal reporting process. Environmental performance is reported from each site up through management to the Board on a regular basis. Compliance with the requirements of environmental regulations and with specific requirements of site environmental licences was substantially achieved across all operations except where noted on page 24. This year the Company has been prosecuted for one significant breach with a diesel spill into a local creek from Amcor Fibre Packaging’s Box Hill Plant. Please see page 24 for full details of the incident and subsequent prosecution.

Assessment of Effectiveness of Risk Management

The internal auditors assist the Board in ensuring compliance with the internal controls and risk management programs by regularly reviewing the effectiveness of the compliance and control systems noted above. The Audit and Compliance Committee is responsible for approving the program of internal audit visits to be conducted each financial year and for the scope of the work to be performed on a regular basis.

Internal Control and the Sarbanes-Oxley Act

Amcor’s directors accept the responsibility for oversight of the effectiveness of the Group’s internal control environment. In order to effectively discharge these responsibilities they have long established a number of assurance functions (including the internal audit function) to independently review the control environment and provide regular reports to directors’ and management committees. These reports and associated recommendations are considered and acted upon to maintain or strengthen the control environment.

In 2004, the directors further strengthened the control environment by refining existing processes for identifying, evaluating and managing the significant risks faced by the Group. The refined approach to risk assessment and management was aimed at:

•       Improving the coordination of risk assessment and risk management by building on existing risk management activities;

•       Ensuring risk exposures are escalated to the Board more effectively and consistently and providing the Board with a comprehensive view of the risks faced;

•       Helping management better understand barriers to the success of initiatives for growth and sustainable development; and

•       Improving corporate flexibility in preparation for increased complexity and diversity in the Group.

Amcor is committed to the proactive recognition and anticipation of risks to ensure that the threats posed to achieving corporate objectives are minimised, thus

57

ensuring that effective advantage is taken of business opportunities.

In recent years, the international business community has seen an escalation in regulation designed to strengthen corporate governance and expand management accountability. One such piece of legislation is the US Sarbanes-Oxley Act 2002. Section 404 of the Act requires Amcor management to formally assert the adequacy of internal controls over financial reporting as at 30 June 2007 and annually thereafter. The external auditors are required to annually attest to and report on management’s assessment in accordance with auditing standards.

To comply with the requirements of the Sarbanes-Oxley Act, management initiated a project in 2003 and established a central team to co-ordinate efforts to document and test controls over financial reporting operating throughout the Group. Project teams were established around the world and have been documenting controls in key processes and testing their effectiveness in order to support management’s conclusion on the adequacy of internal controls over financial reporting. Their efforts are strongly supported throughout the organisation and have resulted in a further strengthening of the control environment.

The processes and testing initially established by the project teams will be continuously evaluated in order to ensure that they continue to evolve to address the changing environment and to effectively focus on risk areas while minimising the financial burden.

The maintenance and improvement of the control environment will continue to be a key objective of the directors and management.

Ethical Standards

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. Alternatively, employees may use the Whistleblower procedures in place. The Board reviews the Code of Conduct and Ethics regularly and processes are in place to promote and communicate these policies.

Conflict of Interest

Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. The Board has developed procedures to assist directors to disclose potential conflicts of interest and, each year, all independent directors complete independence declarations. Where the Board believes that a significant conflict exists for a director on a Board matter, the director concerned does not receive the relevant Board papers and is not present at the meeting whilst the item is considered.

Details of director-related entity transactions with the Company are set out in Note 39 of the Full Year Financial Report.

Code of Conduct and Whistleblower Policy

The Company has advised each director, manager and employee that they must comply with the Corporate Code of Conduct and Ethics Policy. The Policy may be viewed on the Company’s website and includes a whistleblower policy. Under this policy an Amcor Whistleblower Service was introduced in December 2004 to facilitate reporting of potential misconduct within the Company.

This facility enables employees to report potential misconduct in the form of theft, fraud, dishonesty, illegal activity, harassment, unethical behaviour and workplace safety hazards, to a third party who is responsible for coordinating the investigation of issues raised on behalf of the Company and the Whistleblower. Employees who report suspected inappropriate conduct are protected from bullying, harassment or discrimination when they make reports in good faith. At 30 June 2006, there were 61 reports recorded since the service was introduced. These reports revolve around human resources, financial, procedural and criminal issues. Each of these reports have been investigated thoroughly and appropriate action taken as necessary.

This year, as an extension of the Whistleblower facility, a Third Party Complaints email and free post facility has been set up on the Company’s website to enable third parties such as suppliers, consumers, contractors and customers to report potential misconduct within the organisation.

The Code of Conduct and Ethics also reiterates that bribery of any form is unacceptable. This has been reinforced to co-workers via articles published in the global employee publication.

Fraud Policy

During the year, the company introduced a revised Fraud Policy. This document outlines the Amcor Corporate Fraud Framework and Policy, covering responsibilities and strategies to identify fraud within the Amcor Group, reporting of fraud and recovering losses. This policy applies to all activities, employees and other representatives of Amcor globally.

Trading in General Company Securities by Directors and Employees

Amcor has revised its Share Trading Policy outlining trading by directors and employees in securities of Amcor Limited. Key elements of the policy are outlined below:

•              Any director and employee who has price sensitive information relating to Amcor which has not been published or which is not otherwise generally available, may not deal in Amcor securities, advise, procure or encourage another person to deal in Amcor securities, or pass on information to any other person who may use the information to deal in Amcor securities.

•              Amcor has limited the times when directors and employees may buy or sell securities. These periods are limited to a period of four weeks after the release of the half year results, full year results and the holding of the annual general meeting.

•              Directors and employees must not engage in hedging arrangements (including, for example, the use of put and call options or derivative

58

instruments) over unvested securities issued pursuant to any employee or director option or share plan. In addition, hedging over vested securities must comply with this Policy.

•              It is recognised that individual circumstances may require a person to dispose of securities outside the specified windows. In such cases any director or employee is required to seek the prior approval of the Company Secretary who may approve the transaction or, in certain circumstances, seek approval from the Executive General Manager Human Resources or the Chairman of the Board.

The Share Trading Policy is reproduced in full on the Company’s website.

Communication with Shareholders

Timely and Balanced disclosure

The Board provides shareholders with information using a comprehensive Continuous Disclosure Policy, which includes identifying matters that may have a material effect on the price of the Company’s securities, notifying them to the ASX, posting relevant information on the Company’s website, and issuing media releases. The policy is available on the Company’s website. Additional communications with shareholders include:

•              The Concise Report, which is distributed to all shareholders (unless a shareholder has specifically requested not to receive the document), and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs and details of future developments. The Full Year Financial Report is available to all shareholders should they request it.

•              The half-yearly report which contains summarised financial information and a review of the operations of the consolidated entity during the period.

•              The half-year financial report is lodged with the Australian Securities and Investments Commission and the ASX, and is sent to any shareholder who requests it.

•              Any proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders.

•              All announcements made to the market, and related information (including information provided to analysts or the media during briefings), are placed on the Company’s website after they are released to the ASX.

•              Analyst briefings and general meetings are webcast and recordings placed on the Company’s website.

•              Notices of meetings and associated explanatory material are placed on the Company’s website; and

•              The external auditors attend the annual general meeting to answer any questions concerning the audit and the content of the auditors’ report.

All of the above information, including that of the previous three years, is made available on the consolidated entity’s website within one day of public release, and is emailed to all shareholders who lodge their email contact details with the Company. Information on lodging email addresses with the Company is available on the Company’s website.

The Board encourages full participation of shareholders at the annual general meeting, to ensure a high level of accountability and identification with the Company’s strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are requested to vote on matters such as the appointment and aggregate remuneration of directors, the granting of options and shares to directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

eTree

In March 2006, Amcor joined with many other major Australian corporations and commenced its support of the environmental initiative eTree. Under this program, Amcor shareholders can help reduce paper usage and company costs by electing to receive all shareholder information (including the Annual Report) online. For every email address registered on www.eTree.com.au/amcor, $2 is donated to Landcare Australia on the shareholders behalf to support native reforestation and restoration projects in Australia and New Zealand. Amcor has already helped to facilitate the planting of more than 8,000 native trees via this initiative.

MD/CEO and EGMF Certifications

The directors have received and considered the certification from the Managing Director and Chief Executive Officer and the Executive General Manager Finance in accordance with ASX Corporate Governance Council’s ‘Principles of Good Corporate Governance and Best Practice Recommendations’ (the Principles) and the Corporations Act 2001.

The certification is as follows:

(a)           With regard to the integrity of the financial statements of Amcor Limited for the financial year, being the year ended 30 June 2006, that having made appropriate enquiries, in our opinion:

(i)            the financial records of the Company and of the entities whose financial statements are required to be included in its consolidated financial statements (the consolidated entity) for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001; and

(ii)           the financial reports of the Company and of the consolidated entity, being the financial statements and notes, present a true and fair view of the financial position and performance of the Company and of the consolidated

59

entity in accordance with section 297 of the Corporations Act 2001 and comply with relevant accounting standards.

(b)           With regard to the risk management and internal compliance and control systems of the consolidated entity in operation as at 30 June 2006, that having made appropriate enquiries, within the context described in (c) below, to the best of our knowledge and belief:

(i)            as noted previously, the statements made in (a)(ii) above regarding the financial reports are founded on sound risk management and internal compliance and control systems which in all material aspects, implement the policies which have been adopted by the Board of Directors of the Company either directly or through delegation to senior executives; and

(ii)           the risk management and internal compliance and control systems adopted by the Company are operating effectively and efficiently, in all material respects.

(c)           The statements made in (b) above regarding the risk management and internal compliance and control systems of the consolidated entity in operation as at 30 June 2006 are made within the following context:

(i)            these statements provide a reasonable, but not absolute, level of assurance;

(ii)           the risk management and internal compliance and control systems of the consolidated entity were still in development during the year to 30 June 2006 and the design, operation and testing of controls has been assessed primarily through the use of declarations by process owners who are responsible for the operation of those controls. This assessment will be enhanced in the future as the risk management and internal compliance and control systems are further developed; and

(iii)          while a number of control deficiencies were identified during the year, in all such cases additional tests of procedures or tests of applicable account balances included in the financial statements have confirmed that there has been no material impact on the financial statements. There are inherent limitations to the effectiveness of any system of disclosures and internal controls, including the possibility of faulty judgements or mistakes by management, fraud, or the intentional circumvention of controls by individual acts or the collusion of two or more people. Accordingly, even an effective disclosures and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation.

Declarations

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, on the 23rd August, 2006.

Chris Roberts
Chairman

Ken MacKenzie
Managing Director and Chief Executive Officer

60

Declaration by Independent Auditors

Lead auditor’s independence declaration under Section 307C of the Corporations Act 2001

To the directors of Amcor Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

•              no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

•              no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

P M Shannon
Partner

Melbourne
23 August 2006

61

Income Statement

For the financial year ended 30 June 2006

		Amcor Group
$ million	Note	2006	2005(1)
Sales revenue from continuing operations	3	11,041.9	10,646.1
Cost of sales		(9,329.9)	(8,853.3)
Gross profit		1,712.0	1,792.8
Other income		176.2	70.2
Sales and marketing expenses		(319.3)	(301.2)
General and administration expenses		(790.6)	(1,013.2)
Research costs		(37.0)	(39.7)
Share of net profit of associates		9.8	1.8
Profit from operations		751.1	510.7
Financial income		21.7	20.4
Financial expenses		(263.9)	(181.1)
Net finance costs		(242.2)	(160.7)
Profit before related income tax expense		508.9	350.0
Income tax expense		(92.3)	(72.4)
Profit from continuing operations		416.6	277.6
Loss from discontinued operations	5	(37.4)	(19.2)
Profit for the financial year		379.2	258.4
Profit attributable to:
Members of Amcor Limited		351.3	245.3
Minority interest		27.9	13.1
		379.2	258.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company		Cents	Cents
Basic earnings per share		44.4	24.2
Diluted earnings per share		43.2	24.1

Earnings per share for profit attributable to the ordinary equity holders of the company
Basic earnings per share		39.9	22.0
Diluted earnings per share		39.4	21.9

(1)    The Income Statement for the year ended 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 2(a).

The above Income Statement should be read in conjunction with the accompanying Notes.

62

Balance Sheet

As at 30 June 2006

	Amcor Group
$ million	2006	2005(1)

Current assets

Cash and cash equivalents	113.9	229.8
Trade and other receivables	1,691.9	1,824.7
Inventories	1,380.3	1,440.1
Other financial assets	10.8	—
Total current assets	3,196.9	3,494.6

Non-current assets

Investments accounted for using the equity method	283.1	40.7
Other financial assets	19.1	52.8
Property, plant and equipment	4,296.8	4,426.8
Deferred tax assets	390.7	349.9
Intangible assets	1,888.4	1,998.0
Other non-current assets	80.5	96.3
Total non-current assets	6,958.6	6,964.5
Total assets	10,155.5	10,459.1

Current liabilities

Trade and other payables	2,076.6	1,996.0
Interest bearing liabilities	690.4	887.2
Subordinated convertible securities	464.2	—
Other financial liabilities	3.2	—
Current tax liabilities	54.7	82.5
Provisions	290.0	289.3
Total current liabilities	3,579.1	3,255.0

Non-current liabilities

Trade and other payables	31.1	31.6
Interest bearing liabilities	2,084.9	1,917.3
Subordinated convertible securities	—	301.1
Deferred tax liabilities	541.2	517.3
Provisions	100.6	99.9
Retirement benefit obligations	246.6	358.9
Total non-current liabilities	3,004.4	3,226.1
Total liabilities	6,583.5	6,481.1
Net assets	3,572.0	3,978.0

Equity

Contributed equity	2,810.3	3,322.1
Reserves	(84.5)	(148.2)
Retained profits	794.6	726.1
Total equity attributable to equity holders of the parent	3,520.4	3,900.0
Minority interest	51.6	78.0
Total equity	3,572.0	3,978.0

(1)    The Balance Sheet as at 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 2(a).

The above Balance Sheet should be read in conjunction with the accompanying Notes.

63

Statement of Recognised Income and Expense

For the financial year ended 30 June 2006

	Amcor Group
$ million	2006	2005(1)
Available for sale financial assets, net of tax	(0.1)	—
Cash flow hedges, net of tax	9.0	—
Exchange differences on translation of foreign operations	85.6	(168.4)
Actuarial gains & losses on defined benefit plans	12.8	(34.4)
Net income recognised directly in equity	107.3	(202.8)
Profit for the financial year	379.2	258.4
Total recognised income and expense for the financial year	486.5	55.6
Total recognised income and expense for the financial year is attributable to:
Members of Amcor Limited	452.4	58.3
Minority interest	34.1	(2.7)
	486.5	55.6
Effects of change in accounting policy - financial instruments:
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
Contributed equity	(596.6)	—
Retained profits	3.2	—
Reserves	(28.1)	—
	(621.5)	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax is attributable to:
Members of Amcor Limited	(621.5)	—
Minority interest	—	—
	(621.5)	—

(1)    The Statement of Recognised Income and Expense as at 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which have been adopted from 1 July 2005. Refer Note 2(a).

The amounts recognised directly in equity are disclosed net of tax.

The above Statement of Recognised Income and Expense should be read in conjunction with the accompanying Notes.

64

Cash Flow Statement

For the financial year ended 30 June 2006

	Amcor Group
$ million	2006	2005(1)

Cash flows from operating activities

Receipts from customers (inclusive of goods and services and sales tax)	11,457.2	10,978.7
Payments to suppliers and employees (inclusive of goods and services and sales tax)	(10,231.3)	(9,878.3)
Dividends received	0.4	0.6
Other income received	56.5	71.3
Finance income received	22.0	20.6
Finance expenses paid	(261.6)	(175.6)
Income taxes paid	(79.1)	(115.5)
Net cash from operating activities	964.1	901.8

Cash flows from investing activities

Repayment of loans by associated companies and other persons	0.1	4.8
Payments for controlled entities, businesses and associates, net of cash	(66.8)	(45.5)
Payments for property, plant and equipment	(486.4)	(647.4)
Proceeds on disposal of controlled entities and businesses(2)	(24.8)	10.8
Proceeds on disposal of controlled entities and businesses treated as discontinued operations	297.5	—
Proceeds on disposal of property, plant and equipment	33.4	77.4
Net cash from investing activities	(247.0)	(599.9)

Cash flows from financing activities

Proceeds from share issues, convertible securities and calls on partly-paid shares	143.5	12.9
Payments for shares bought back	(57.8)	(15.4)
Share issue and buy-back transaction costs	(0.9)	—
Proceeds from borrowings	6,206.0	3,876.0
Repayment of borrowings	(6,833.3)	(3,706.4)
Principal lease repayments	(19.4)	(18.1)
Dividends and other equity distributions paid	(308.8)	(346.6)
Net cash from financing activities	(870.7)	(197.6)
Net (decrease)/increase in cash held	(153.6)	104.3
Cash and cash equivalents at the beginning of the financial year	213.8	121.1
Effects of exchange rate changes on cash and cash equivalents	4.8	(11.6)
Cash and cash equivalents at the end of the financial year	65.0	213.8

Reconciliation of Cash and Cash Equivalents

For purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

Cash assets and cash equivalents	113.9	229.8
Bank overdrafts	(48.9)	(16.0)
	65.0	213.8

(1)    The Cash Flow Statement for the year ended 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 2(a).

(2)    Proceeds on disposal of controlled entities and businesses is net of $39.6 million cash transferred in respect of the Asian tobacco packaging business.

The above Cash Flow Statement should be read in conjunction with the accompanying Notes.

65

Notes to the Concise Financial Statements

30 June 2006

Note 1

Summary of Significant Accounting Policies

Basis of preparation of the concise financial report

The concise financial report for the year ended 30 June 2006 has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 ‘Concise Financial Reports’ and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity’s full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity’s full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity’s full financial report.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments, and financial assets and liabilities measured at fair value.

The company is of the kind referred to in the Australian Securities and Investments Commission Class order 98/0100 dated 10 July 1998. In accordance with that Class Order, amounts in the Financial Report have been rounded to the nearest $100,000 or, where the amount is $50,000 or less to zero, unless specifically stated otherwise.

The presentation currency used in this concise financial report is Australian Dollars.

Note 2

Change in Accounting Policy, Critical Accounting Estimates and Judgements and Revision of Accounting Estimates

(a) Change in accounting policies – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of AIFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown opposite.

66

		Amcor Group
		30 June	Effect of	1 July
$ million	Note	2005	adoption	2005

Current assets

Cash and cash equivalents		229.8	—	229.8
Trade and other receivables	(iii), (iv), (vii), (ix)	1,824.7	(120.8)	1,703.9
Inventories		1,440.1	—	1,440.1
Other financial assets	(iv), (vi), (vii), (viii)	—	109.6	109.6
Total current assets		3,494.6	(11.2)	3,483.4

Non-current assets

Investments accounted for using the equity method	(vi)	40.7	6.6	47.3
Other financial assets	(iv)	52.8	4.0	56.8
Property, plant and equipment		4,426.8	—	4,426.8
Deferred tax assets	(xi)	349.9	22.0	371.9
Intangible assets		1,998.0	—	1,998.0
Other non-current assets	(i), (iii)	96.3	(12.0)	84.3
Total non-current assets		6,964.5	20.6	6,985.1
Total assets		10,459.1	9.4	10,468.5

Current liabilities

Trade and other payables	(ii), (ix)	1,996.0	9.2	2,005.2
Interest bearing liabilities	(iii)	887.2	(1.3)	885.9
Subordinated convertible securities	(i)	—	414.6	414.6
Other financial liabilities	(vii), (viii)	—	7.5	7.5
Current tax liabilities		82.5	—	82.5
Provisions	(ii)	289.3	(8.7)	280.6
Total current liabilities		3,255.0	421.3	3,676.3

Non-current liabilities

Trade and other payables	(vii), (viii)	31.6	5.6	37.2
Interest bearing liabilities	(iii), (v)	1,917.3	(10.2)	1,907.1
Subordinated convertible securities	(i)	301.1	215.2	516.3
Deferred tax liabilities	(xi)	517.3	(1.0)	516.3
Provisions		99.9	—	99.9
Retirement benefit obligations		358.9	—	358.9
Total non-current liabilities		3,226.1	209.6	3,435.7
Total liabilities		6,481.1	630.9	7,112.0
Net assets		3,978.0	(621.5)	3,356.5

Equity

Contributed equity	(i)	3,322.1	(596.6)	2,725.5
Reserves	(ix), (x), (xi)	(148.2)	(28.1)	(176.3)
Retained profits	(i), (iii), (v), (vi)	726.1	3.2	729.3
Total equity attributable to equity holders of the parent		3,900.0	(621.5)	3,278.5
Minority interest		78.0	—	78.0
Total equity		3,978.0	(621.5)	3,356.5

67

The following financial assets and financial liabilities were designated at fair value through profit or loss from 1 July 2005. These financial assets and financial liabilities were previously measured at cost:

	Amcor Group
		Carrying
	Fair value	amount
	at 1 July	at 30 June
$ million	2005	2005

Financial assets:

Current
Derivatives hedging employee share plan
• Equity share options	1.5	2.9
• Equity share swaps	3.8	4.1
	5.3	7.0
Non-current
Share investments	7.7	7.7
	7.7	7.7

Financial liabilities:

Current
Interest free loan	—	2.3

The following transitional provisions have an effect on future periods:

•      On initial recognition, certain financial assets and liabilities were measured at fair value through the income statement.

•      The effectiveness of hedging relationships was assessed at 1 July 2005 and any ineffectiveness has been recognised in retained earnings. As provided under AASB 1, assessment of effectiveness at hedge inception has not been undertaken where the hedge was entered into before 1 July 2005.

The adjustments made at 1 July 2005 to restate the opening balance sheet to comply with AASB 132 and 139 include the following:

(i)            The Perpetual Amcor Convertible Reset Securities (PACRS) have been reclassified from issued capital of $596.6 million to current and noncurrent subordinated convertible securities of $414.6 million and $215.2 million respectively. The conversion discount of $32.1 million and other non-current asset transaction issue costs of $13.3 million have been set off against the carrying value of the PACRS at amortised cost. Over the life of the PACRS, these amounts will be reflected in the income statement using the effective interest method.

(ii)           The coupons on the PACRS from 1 July 2005 are recorded as a finance cost, rather than a distribution from retained earnings. Therefore, the accrual of the coupons results in an increase to current payables of $8.7 million and was offset by a decrease in current provisions of $8.7 million. The increase to finance costs for the 12 months to 30 June 2006 is $57.8 million.

(iii)          Interest-bearing liabilities have been measured at amortised cost which includes the netting of deferred finance costs previously recognised in assets. The following adjustments were made:

•      current receivables decreased by $1.2 million;

•      non-current other assets decreased by $8.4 million;

•      current interest-bearing liabilities decreased by $1.3 million;

•      non-current interest-bearing liabilities decreased by $7.9 million; and

•      a decrease of $0.4 million to retained profits.

68

(iv)          Financial instruments in relation to various employee equity share and option plans have been measured at fair value and have resulted in a decrease of $7.0 million in current receivables and an increase of $1.3 million and $4.0 million in other current and non-current financial assets.

(v)           The measurement of interest bearing liabilities at fair value resulted in a decrease in non-current interest bearing liabilities of $2.3 million and an increase in retained profits of $2.3 million.

(vi)          The equity method investment in Vision Grande was remeasured to reflect the consideration for the option to purchase shares. In addition, the 96 million options to acquire shares in Vision Grande, held at 1 July 2005 were recorded at their fair value. This resulted in an increase in the equity method investment of $6.6 million and an increase in other current financial assets of $29 million.

(vii)         Based on the maturity date of the instruments, certain financial instrument derivative amounts previously recognised in current receivables and current payables have been reclassified to increase other current financial assets by $78.2 million and increase other current financial liabilities by $5.0 million respectively.

(viii)        The recognition and measurement of all derivatives at fair value, resulting in:

•      other current financial assets and liabilities of $1.1 million and $12.5 million respectively, and

•      non-current trade and other payables of $0.6 million.

(ix)           The transfer of deferred hedging gains and losses relating to interest rate risk on various interest bearing liabilities. These amounts were designated and accounted for as cash flow hedges. The effect of this adjustment is to:

•      decrease current asset receivables by $35.5 million

•      decrease current liability payables by $1.5 million, with

•      the net decrease of $34.0 million recognised in reserves.

(x)            The deferral in equity of the effective portion of the fair value of derivatives designated and accounted for as a cash flow hedge of underlying forecast foreign exchange and commodity exposures. This resulted in a decrease of $4.4 million in reserves.

(xi)           The recognition of deferred tax assets of $22 million, a reduction in deferred tax liabilities of $1 million and an increase of $10.2 million in reserves in relation to the adjustments described above.

(b) Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated entity makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Management believes the following are the critical accounting policies and estimates used in the preparation of the AIFRS financial statements:

•      the testing for impairment of assets;

•      the testing for impairment of goodwill;

•      income tax related assumptions and estimates; and

•      the calculation of annual pension costs and related assets and liabilities.

Impairment of assets

The determination of impairment for property, plant and equipment, goodwill and other intangible assets involves the use of estimates that include, but is not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in competitive positions, expectations of growth, increased cost of capital, current replacement costs, increases in cost of inputs, and other factors which may indicate impairment. An asset is considered impaired when the recoverable amount is less than the carrying value. Recoverable amount is determined as the higher of fair value less costs to sell and value-in-use. In calculating value-in-use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition. In assessing value-in-use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant estimates and judgements concerning the identification of impairment indicators, earnings before interest and tax, growth rates, applicable discount rates, useful lives and residual values.

Refer to consolidated entity’s full financial report Note 1(i) for further details regarding the impairment of assets accounting policy.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s assets for impairment. Varying results from the impairment analysis are possible due to the significant estimates and judgements involved.

69

Impairment of Goodwill

The consolidated entity tests, at least annually, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(i) and (s) of the Full Year Financial Report. The recoverable amounts of CGUs have been determined based on the higher of net selling price or value-in-use calculations. These calculations require the use of assumptions, including forecast earnings before interest and tax, growth rates and discount rates.

Refer to the consolidated entity’s full financial report (Note 21) for further details regarding impairment of goodwill.

The assumptions are management’s best estimates based on current and forecast market conditions. Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s goodwill for impairment. Varying results from this analysis are possible due to the significant estimates and judgements involved in the Company’s evaluations.

Income Taxes

The consolidated entity is subject to income taxes in Australia and foreign jurisdictions. Significant judgement is required in determining the world-wide provision for income taxes. There are many transactions and calculations relating to the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, deferred tax assets are recognised only to the extent it is probable that future taxable profits will be available against which the assets can be utilised. The consolidated entity’s assumptions regarding future realisation may change due to future operating performance and other factors.

Retirement benefit obligations

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on either national government bonds or corporate bonds (in countries where there is a deep market in high quality corporate bonds) with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Refer to the consolidated entity’s full financial report (Note 1(w)) for further details of the accounting policy relating to retirement benefits.

The following are the main categories of assumptions used:

•      discount rate;

•      rate of inflation;

•      expected return on plan assets;

•      future salary increases; and

•      medical cost trend rates (in the case of non-pension health plans).

The assumptions made have a significant impact on the calculations and any adjustments arising therefrom.

If the discount rate were to differ by 10% from management’s estimates, the carrying amount of pension obligations would be an estimated $68.8 million lower or $80.0 million higher. In addition, a one-half percentage point change in the actuarial assumption regarding the expected return on plan assets would result in a change of approximately $3.3 million in pre-tax pension expense for the year ended 30 June 2006. In addition, changes in external factors, including fair values of plan assets could result in possible future changes to the amount of the pension obligations in the balance sheet.

(c) Revision of useful lives of property, plant and equipment

During the year ended 30 June 2006, the useful lives of certain items of plant and equipment were re-assessed. The financial effect of this re-assessment, assuming the assets are held until the end of their estimated useful lives, is to decrease consolidated depreciation expense in the current year and for the next four years, by the following amounts:

$ million	Amcor Group
2006	10.8
2007	10.8
2008	10.8
2009	10.8
2010	10.8

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Note 3

Segment Information

Business segments are the primary reporting segments, as these reflect the consolidated entity’s management reporting system. The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

(a) Description of segments

Business segments

The consolidated entity is organised on a global basis into the following business segments by product type:

Amcor PET

Polyethylene Terephthalate (PET) packaging for a broad range of predominantly beverage and food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items and plastic caps for a wide variety of applications.

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications. Specialty folding cartons for tobacco, confectionery and cosmetics.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging for the food and industrial markets.

Geographic segments

Although the consolidated entity’s operations are managed on a global basis, they operate in five main geographical areas:

Australia and New Zealand

Comprises operations carried on in Australia and New Zealand which are largely managed together. The areas of operations are principally corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Europe

Comprises operations carried on in the United Kingdom, Germany, France, Spain, Netherlands, Belgium, Italy, Sweden, Norway, Finland, Ireland, Russia, Poland, Hungary, Czech Republic, Denmark, Ukraine, Switzerland, Portugal and Morocco. The Flexibles and PET businesses operate manufacturing facilities in these countries.

North America

Comprises operations carried on in the United States of America and Canada. The PET, Sunclipse and Flexibles businesses operate manufacturing or distribution facilities in these countries.

Latin America

Comprises operations carried on in Brazil, Argentina, Venezuela, Colombia, Peru, Ecuador, Mexico, Honduras, El Salvador and Puerto Rico. The PET and Flexibles businesses operate manufacturing facilities in these countries. Sunclipse distributes products in Mexico.

Asia

Comprises operations carried out in Malaysia, China, Indonesia, India, Singapore and Philippines. The PET and Asian business operate manufacturing facilities in these countries.

(b) Notes to and forming part of the segment information

(i) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in the consolidated entity’s full financial report (refer Note 1) and Accounting Standard AASB 114 Segment Reporting.

The primary reporting segments have been classified based on the consolidated entity’s businesses. The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment assets and liabilities do not include income taxes.

Segment result is profit before unallocated finance costs and income tax.

Net finance costs include financial income of $22.4 million (2005: $20.9 million).

Unallocated items mainly comprise interest-bearing loans and borrowings.

(ii) Changes in Segment Accounting Policy

During the year ended 30 June 2006, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $33.4 million (2005 restated: $33.1 million) of the total $76.0 million (2005: $85.4 million) are directly attributable to the results of the operating segments and, as such, have been allocated based on relevant cost and service drivers.

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(iii) Changes in Reported Segments

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported ‘Rentsch and Closures’ segment with Amcor Flexibles. This change in segments was as a result of changes in the management structure and reporting to the CEO, increasingly common infrastructure shared by the business, including co-location, resourcing and similar technologies. On 1 June 2006, the consolidated entity disposed of the White Cap Metal Closures business for $333 million. This disposal has been treated as a discontinued operation and as such the Flexibles segment for 30 June 2006 reporting purposes only includes the previously reported Flexibles and Rentsch business segments. Prior periods have been restated to reflect these changes.

On 28 February 2006, the consolidated entity disposed of the Asian Corrugated, Closures and Sacks businesses for $12.9 million. This disposal has been treated as a discontinued operation and as such has been excluded from the Asian business segment for 30 June 2006 reporting purposes. Prior periods have been restated to reflect this change.

(iv) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are generally priced on an “arm’s length” basis and eliminated on consolidation.

(v) External revenue by product

The following table provides a split of external revenue by significant product type:

			Fibre/
		Flexible	Paper
	PET	and Film	Based	Metal	Tobacco		Discontinued
$ million	Packaging	Packaging	Packaging	Packaging	Cartons	Glass	Operations	Other	Consolidated
2005/06	4,048.9	2,390.2	1,707.6	620.5	566.8	111.8	397.4	1,596.1	11,439.3
2004/05	3,696.4	2,409.3	1,710.2	582.0	516.1	97.4	453.5	1,634.7	11,099.6

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(c) Business segments

For the year ended 30 June	Amcor PET		Amcor Australasia		Amcor Flexibles		Amcor Sunclipse		Amcor Asia		Other		Total continuing operations		Discontinued operations		Unallocated/ Inter segment eliminations		Consolidated
$ million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment revenue
Revenue from external customers	4,048.9	3,696.4	2,557.7	2,566.3	2,965.6	2,960.5	1,287.7	1,214.7	173.4	182.8	8.6	25.4	11,041.9	10,646.1	397.4	453.5	—	—	11,439.3	11,099.6
Inter-segment revenue	—	—	3.2	5.4	13.0	10.7	4.4	4.0	1.1	(0.6)	—	—	21.7	19.5	3.9	8.1	(25.6)	(27.6)	—	—
Total sales revenue	4,048.9	3,696.4	2,560.9	2,571.7	2,978.6	2,971.2	1,292.1	1,218.7	174.5	182.2	8.6	25.4	11,063.6	10,665.6	401.3	461.6	(25.6)	(27.6)	11,439.3	11,099.6
Share of net profits of associates	—	—	—	—	—	—	—	—	9.8	1.8	—	-	9.8	1.8	—	—	—	—	9.8	1.8
Other revenue	29.9	29.8	12.7	14.5	20.1	18.5	0.6	7.0	99.4	1.1	13.5	(0.7)	176.2	70.2	7.5	13.0	—	—	183.7	83.2
Total Segment Revenue	4,078.8	3,726.2	2,573.6	2,586.2	2,998.7	2,989.7	1,292.7	1,225.7	283.7	185.1	22.1	24.7	11,249.6	10,737.6	408.8	474.6	(25.6)	(27.6)	11,632.8	11,184.6
Segment result
Profit before depreciation, amortisation, interest, related income tax expense and significant items	451.6	457.3	384.2	431.1	289.6	291.4	78.4	67.3	36.7	31.7	(40.6)	(48.0)	1,199.9	1,230.8	49.2	52.8	—	—	1,249.1	1,283.6
Depreciation & amortisation	206.6	197.5	121.8	115.3	101.2	101.0	13.3	12.6	6.9	8.6	2.0	4.3	451.8	439.3	21.6	22.5	—	—	473.4	461.8
Profit before interest, related income tax expense and significant items	245.0	259.8	262.4	315.8	188.4	190.4	65.1	54.7	29.8	23.1	(42.6)	(52.3)	748.1	791.5	27.6	30.3	—	—	775.7	821.8
Net finance costs													(242.2)	(160.7)	(4.4)	(5.7)			(246.6)	(166.4)
Profit from ordinary activities before related income tax and significant items																			529.1	655.4
Significant items before related income tax expense	(22.5)	(107.3)	—	(108.7)	(71.9)	(57.4)	—	—	93.8	(9.6)	(0.4)	(6.1)	(1.0)	(289.1)	(63.1)	(35.3)	—	—	(64.1)	(324.4)
Profit before related income tax expense																			465.0	331.0
Income tax expense													(92.3)	(72.4)	6.5	(0.2)			(85.8)	(72.6)
Profit for the financial year																			379.2	258.4

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For the year ended 30 June	Amcor PET		Amcor Australasia		Amcor Flexibles		Amcor Sunclipse		Amcor Asia		Other		Total continuing operations		Discontinued operations		Unallocated/ Inter segment eliminations		Consolidated
$ million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment assets	3,853.4	3,786.0	2,552.4	2,556.2	2,312.3	2,412.0	548.5	517.7	409.8	285.8	98.1	5.8	9,774.5	9,563.5	—	582.1	(9.6)	(36.3)	9,764.9	10,109.3
Segment liabilities	(974.2)	(955.4)	(536.2)	(520.3)	(889.6)	(793.2)	(144.8)	(133.2)	(33.3)	(44.1)	(179.7)	(222.1)	(2,757.8)	(2,668.3)	—	(143.7)	9.6	36.3	(2,748.2)	(2,775.7)
Unallocated corporate borrowings																			(3,239.6)	(3,105.7)
Total liabilities																			(5,987.8)	(5,881.4)
Investments in associates accounted for using the equity method	—	—	—	—	—	—	—	—	283.1	40.7	—	—	283.1	40.7	—	—	—	—	283.1	40.7
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	231.5	225.3	123.2	189.4	107.4	205.9	15.2	23.2	64.1	42.8	1.8	0.2	543.2	686.8	10.0	6.1	—	—	553.2	692.9
Impairment losses - inventories	0.8	2.9	8.4	7.8	3.1	12.2	—	0.5	1.8	1.0	—	—	14.1	24.4	3.7	2.4	—	—	17.8	26.8
Impairment losses - trade receivables	2.9	5.9	(1.9)	3.1	(6.1)	3.2	3.4	3.6	1.0	0.3	4.7	(1.9)	4.0	14.2	—	—	—	—	4.0	14.2
Reversal of previous impairment losses	—	(2.7)	(7.1)	—	—	—	—	—	—	—	—	—	(7.1)	(2.7)	—	—	—	—	(7.1)	(2.7)
Other non-cash expenses	76.4	30.4	55.6	52.6	60.1	33.5	(0.4)	(1.7)	1.4	1.0	(35.3)	76.6	157.8	192.4	10.3	7.3	—	—	168.1	199.7

(d) Geographic segments

For the year ended 30 June	Australia and New Zealand		Europe		North America		Latin America		Asia		Consolidated
$ million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total external segment revenue	2,557.7	2,566.3	3,448.3	3,547.5	3,806.4	3,425.9	1,024.5	895.7	205.0	210.7	11,041.9	10,646.1
Segment assets	2,178.4	2,518.0	3,344.7	2,562.0	2,781.3	3,104.7	1,011.2	1,004.5	449.3	338.0	9,764.9	9,527.2
Acquisition of property, plant and equipment, intangibles and investments in associates	125.0	189.6	140.0	225.0	133.3	180.1	80.8	49.3	64.1	42.8	543.2	686.8

The geographic segments has been prepared for continuing operations only.

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Note 4

Significant Items - Income/(Expense)

	Amcor Group
$ million	2006	2005
Significant items before related income tax expense

Income
Fair value gains on derivatives related to Vision Grande acquisition	32.0	—
Gain arising from associate’s equity issue - Vision Grande(1)	12.5	—
Net profit on disposal of controlled entities to Vision Grande(2)	52.3	—
	96.8	—

Expense
PET business integration and restructure	(10.1)	(51.8)
Flexibles market sector rationalisation	(53.7)	(34.2)
Disposal of Asian corrugated, sacks and closures businesses	(7.2)	—
Closures business restructure and loss on disposal	(18.6)	—
Asset impairments	(66.8)	(238.4)
Onerous leases and curtailment of pension funds	(4.5)	—
	(160.9)	(324.4)
Significant items before related income tax expense	(64.1)	(324.4)

Related income tax (expense)/benefit on significant items (where applicable)
Income tax benefit on PET business integration and restructure	1.5	14.8
Income tax benefit on Flexibles market sector rationalisation	14.8	9.5
Closures business restructure and loss on disposal	3.6	—
Income tax benefit on asset impairments	3.4	34.3
Income tax benefit on onerous leases and curtailment of pension funds	2.0	—
Income tax benefit on significant items	25.3	58.6

SIGNIFICANT ITEMS AFTER RELATED INCOME TAX EXPENSE	(38.8)	(265.8)
Significant Items attributable to:
Members of Amcor Limited	(54.6)	(265.8)
Minority Interest	15.8	—
	(38.8)	(265.8)

Significant items before related income tax expense:
Continuing operations	(1.0)	(289.1)
Discontinued operations	(63.1)	(35.3)
	(64.1)	(324.4)

Related income tax (expense)/benefit on significant items:
Continuing operations	16.0	54.1
Discontinued operations	9.3	4.5
	25.3	58.6

SIGNIFICANT ITEMS AFTER RELATED INCOME TAX EXPENSE
Continuing operations	15.0	(235.0)
Discontinued operations	(53.8)	(30.8)
	(38.8)	(265.8)

(1)     The amount represents the increase in Amcor’s share of the associate’s net worth, as a result of an equity issue by the associate.

(2)     During the year, the Group’s China based tobacco packaging plants were sold to an associate – Vision Grande.

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Details of consolidated significant items before income tax

2006	Restructuring
						Disposal of
		Plant	Onerous	Pension	Impairment	controlled
$ million	Redundancy	Lease	Closure	Curtailment	of Assets	entities	Other		Total
PET	(4.0)	(6.1)	(6.0)	1.9	(8.3)	—	—		(22.5)
Flexibles	(3.0)	(47.9)	—	—	(18.2)	—	(2.8)		(71.9)
Closures	(5.4)	—	—	—	(15.5)	(13.1)	—		(34.0)
Asia	(0.5)	—	—	—	(24.8)	45.5	44.5	(1)	64.7
Corporate	—	—	(1.8)	1.4	—	—	—		(0.4)
Total	(12.9)	(54.0)	(7.8)	3.3	(66.8)	32.4	41.7		(64.1)

(1)   Includes impact of fair value gains on derivatives related to the Vision Grande acquisition ($32 million) and gains arising from Vision Grande’s equity issue ($12.5 million)

2005	Restructuring
		Plant	Onerous	Goodwill	Impairment
$ million	Redundancy	Closure	Lease	Closure	of Assets(1)	Total
PET	(20.7)	(19.1)	(12.0)	(5.6)	(49.9)	(107.3)
Australasia	—	—	—	—	(108.7)	(108.7)
Flexibles	(27.7)	(6.5)	—	—	(23.2)	(57.4)
Asia	—	—	—	(0.7)	(44.2)	(44.9)
Corporate	—	—	—	—	(6.1)	(6.1)
Total	(48.4)	(25.6)	(12.0)	(6.3)	(232.1)	(324.4)

(1)          Comprises $7.3m related to inventory, $1.1m related to other intangibles, $0.4m related to other non current assets and he balance relates to property plant & equipment reflecting the reassessment of carrying values in a number of operating units.

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Note 5

Discontinued Operations

(a) Description of events

On 23 February 2006, a controlled entity announced the disposal of its White Cap Metal Closures business for $333 million with effect from 1 June 2006.

On 23 February 2006, a controlled entity announced the disposal of the Asian Corrugated business for $12.9 million with effect from 28 February 2006.

Financial information related to these discontinued operations for the period to the date of disposal is set out below. Further information is also provided in Note 3 – segment information.

	Total	Total
	Discontinued	Discontinued
	Operations	Operations
$ million	2006	2005
(b) Financial performance and cash flow information
The financial performance and cash flow information for the period until disposal and the year ended 30 June 2005 is presented below:

Revenue(1)	404.9	466.5
Expenses	(429.4)	(485.5)
Loss before related income tax (expense)/benefit	(24.5)	(19.0)
Income tax (expense)/benefit	5.1	(0.2)
Loss after related income tax (expense)/benefit of discontinued operations	(19.4)	(19.2)
Loss on sale before related income tax benefit	(19.4)	—
Income tax benefit	1.4	—
Loss on sale after related income tax benefit	(18.0)	—
LOSS FROM DISCONTINUED OPERATIONS	(37.4)	(19.2)
Net cash from operating activities	18.1	14.8
Net cash from investing activities
(2006 includes an inflow of $297.5 million from the sale of discontinued operations)	289.7	(21.0)
Net cash from financing activities	(34.2)	13.9
NET INCREASE IN CASH GENERATED	273.6	7.7

(c) Carrying amounts of assets and liabilities
The carrying amounts of assets and liabilities as at the date of disposal and as at 30 June 2005 were:

Intangible assets	189.4	172.3
Deferred tax assets	16.4	5.9
Property, plant and equipment	141.3	180.5
Trade and other receivables	152.3	144.5
Inventories	98.4	87.7
Cash and cash equivalents	11.1	20.5
Other	4.5	89.5
Total assets	613.4	700.9
Retirement benefit obligations	45.4	33.4
Provisions	27.8	19.4
Deferred tax liabilities	10.0	9.7
Interest bearing liabilities	49.8	151.0
Trade and other payables	110.6	87.2
Current tax liabilities	—	3.6
Other	2.0	4.1
Total liabilities	245.6	308.4
Net assets	367.8	392.5

(1)     As inter-segment revenue is eliminated for the consolidated results, revenue from discontinued operations shown above is inclusive of revenue from external customers and other revenue only.

77

	Total	Total
	Discontinued	Discontinued
	Operations	Operations
$ million	2006	2005
(d) Details of the sale of operations
Consideration received or receivable:
Cash and short-term deposits	308.6	—
Present value of deferred sales proceeds	37.3	—
Total disposal consideration	345.9	—
less carrying amounts of net assets disposed of	(367.8)	—
less share of exchange fluctuation reserve	2.5	—
Loss on sale before related income tax benefit	(19.4)	—
Income tax benefit	1.4	—
Loss on sale after related income tax benefit	(18.0)	—
Net cash inflow on disposal
Cash and cash equivalents consideration	308.6	—
less cash and cash equivalents balance disposed of	(11.1)	—
Reported in the cash flow statement	297.5	—

78

Note 6

Dividends

	Amcor Group
$ million	2006	2005
(a) Ordinary shares
Final dividend for the financial year ended 30 June 2005 of 17 cents (2004: 16 cents) per fully paid share paid on 28 September 2005 (2004: 29 September 2004)
Franked at 22% based on tax paid at 30%	149.3	—
Franked at 40% based on tax paid at 30%	—	140.6
Interim dividend for the financial year ended 30 June 2006 of 17 cents (2005: 17 cents)
per fully paid share paid 31 March 2006 (2005: 23 March 2005)
Franked at 15% based on tax paid at 30%	149.5	—
Franked at 28% based on tax paid at 30%	—	149.6

(b) Dividends not recognised at year end
In addition to the above dividends, since the end of the financial year, directors have declared a final dividend of 17 cents per fully paid ordinary share, (2005: 17 cents) 15% franked (2005: 22% franked) based on tax paid at 30% of which 75% is sourced from the Conduit Foreign Income Account (2005: Nil). The aggregate amount of the proposed dividend expected to be paid on 29 September 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is:	151.5	149.3

79

Note 7
Events Subsequent to Balance Date

The following subsequent events have occurred since 30 June 2006:

1. Acquisition of Shareholding in K Laser

On 3 July 2006, Amcor announced it had entered into an agreement to subscribe for new shares to purchase a 16.67% shareholding in K Laser China; a subsidiary of the Taiwan publicly listed K Laser Technology (HK) Company Ltd for a consideration of approximately $13.4 million (US$10 million). Amcor has options to invest a further $20.1 million (US$15 million) in new shares and acquire existing shares for $16.9 million (US$12.6 million) to increase its shareholding in K Laser China to 50.1% over the next two years.

Amcor will also purchase 5.6 million new shares in K Laser Technology, for a consideration of $4.7 million (US$3.5 million), giving it a 4.2% shareholding in that company. K Laser has an option to require Amcor to invest a further $11.0 million (US$8.2 million) in K Laser Technology over the next two years upon the exercise of Amcor’s options in K Laser China.

2. Amcor Share Buy-back on Conversion of PRIDES

Amcor announced on 6 July 2006 that it intends to implement a share buy-back program to acquire shares equivalent to the number of new shares issued on conversion of the PRIDES.

Amcor’s PRIDES are convertible subordinated debt securities that pay a semi-annual coupon of 7.25% p.a. and give holders a right to convert into American Depository Receipts (ADRs) representing ordinary shares of Amcor at a prescribed conversion rate any time prior to 19 November 2006. Any PRIDES not converted before 19 November 2006 become perpetual debt on that date and may be redeemed at Amcor’s election at face value at any time from that date.

Subject to market conditions and any adverse business or other developments impacting Amcor, it is also intended to immediately redeem any PRIDES that remain unconverted on 19 November 2006.

There were $243.2 million (US$181.6 million) of PRIDES on issue at 30 June 2006 compared to $308 million (US$230 million) at June 2005. Approximately $64.3 million (US$48 million) in PRIDES were converted into approximately 10 million ordinary shares during June.

The conversion of all remaining PRIDES would result in the further issue of around 37 million Amcor ordinary shares at the exchange rate and share price prevailing around the date of this report.

3. Amcor Fibre Packaging Australasia Restructuring

Amcor announced on 23 August 2006 a major restructuring to the Fibre packaging business in Australasia to substantially improve earnings and returns. The main components of this plan involve assessment of a new paper recycling mill, to be located in Botany, New South Wales, the closure of the small recycling paper mill, located in Spearwood, Western Australia and substantial restructuring in the corrugated box plants. This will involve the closure of the plant at Box Hill, Victoria, and the upgrading of the two remaining Victorian plants.

80

Note 8

Impact of Adopting Australian Equivalents to International Financial Reporting Standards

(1) Reconciliation of equity reported under previous AGAAP to equity under AIFRS

(a) At the date of transition to AIFRS: 1 July 2004

			Amcor Group
			Effect of
		Previous	transition
$ million	Footnote	AGAAP	to AIFRS	AIFRS

Current assets

Cash and cash equivalents	(n)	131.0	17.3	148.3
Trade and other receivables	(a), (f), (n)	1,551.4	182.4	1,733.8
Inventories		1,369.6	—	1,369.6
Total current assets		3,052.0	199.7	3,251.7

Non-current assets

Investments accounted for using the equity method	(n)	6.7	—	6.7
Other financial assets	(b), (n)	88.0	(34.3)	53.7
Property, plant and equipment	(c), (d), (e), (g)	4,745.0	62.6	4,807.6
Deferred tax assets	(f)	238.8	162.5	401.3
Intangible assets	(e)	2,062.7	83.9	2,146.6
Other non-current assets		93.2	(1.1)	92.1
Total non-current assets		7,234.4	273.6	7,508.0
Total assets		10,286.4	473.3	10,759.7

Current liabilities

Trade and other payables	(d), (h)	1,831.1	5.9	1,837.0
Interest bearing liabilities	(a), (d)	728.5	201.0	929.5
Current tax liabilities		77.4	—	77.4
Provisions	(g)	339.7	(4.7)	335.0
Total current liabilities		2,976.7	202.2	3,178.9

Non-current liabilities

Trade and other payables	(d), (h)	13.2	26.2	39.4
Interest bearing liabilities	(d)	1,776.2	172.8	1,949.0
Subordinated convertible securities		332.3	—	332.3
Deferred tax liabilities	(f)	388.5	196.7	585.2
Provisions	(g)	33.4	48.7	82.1
Retirement benefit obligations	(i)	58.5	267.7	326.2
Total non-current liabilities		2,602.1	712.1	3,314.2
Total liabilities		5,578.8	914.3	6,493.1
Net assets		4,707.6	(441.0)	4,266.6

Equity

Contributed equity	(b)	3,351.9	(33.9)	3,318.0
Reserves	(c), (j)	(349.2)	349.9	0.7
Retained profits	(l)	1,614.3	(757.1)	857.2
Total equity attributable to equity holders of the parent		4,617.0	(441.1)	4,175.9
Minority interest		90.6	0.1	90.7
Total equity		4,707.6	(441.0)	4,266.6

81

(b) At the end date of the last reporting period under previous AGAAP: 30 June 2005

			Amcor Group
			Effect of
		Previous	transition
$ million	Footnote	AGAAP	to AIFRS	AIFRS

Current assets

Cash and cash equivalents	(n)	210.8	19.0	229.8
Trade and other receivables	(a), (f), (n)	1,685.9	138.8	1,824.7
Inventories		1,440.1	—	1,440.1
Total current assets		3,336.8	157.8	3,494.6

Non-current assets

Investments accounted for using the equity method	(n)	40.7	—	40.7
Other financial assets	(b), (n)	79.3	(26.5)	52.8
Property, plant and equipment	(c), (d), (e), (g)	4,400.1	26.7	4,426.8
Deferred tax assets	(f)	176.2	173.7	349.9
Intangible assets	(e)	1,766.9	231.1	1,998.0
Other non-current assets		98.9	(2.6)	96.3
Total non-current assets		6,562.1	402.4	6,964.5
Total assets		9,898.9	560.2	10,459.1

Current liabilities

Trade and other payables	(d), (h)	1,991.8	4.2	1,996.0
Interest bearing liabilities	(a), (d)	729.2	158.0	887.2
Current tax liabilities		82.5	—	82.5
Provisions	(g)	290.4	(1.1)	289.3
Total current liabilities		3,093.9	161.1	3,255.0

Non-current liabilities

Trade and other payables	(d), (h)	0.7	30.9	31.6
Interest bearing liabilities	(d)	1,747.8	169.5	1,917.3
Subordinated convertible securities		301.1	—	301.1
Deferred tax liabilities	(f)	292.8	224.5	517.3
Provisions	(g), (h)	44.9	55.0	99.9
Retirement benefit obligations	(i)	55.1	303.8	358.9
Total non-current liabilities		2,442.4	783.7	3,226.1
Total liabilities		5,536.3	944.8	6,481.1
Net assets		4,362.6	(384.6)	3,978.0

Equity

Contributed equity	(b)	3,348.1	(26.0)	3,322.1
Reserves	(c), (j)	(510.9)	362.7	(148.2)
Retained profits	(l)	1,446.9	(720.8)	726.1
Total equity attributable to equity holders of the parent		4,284.1	(384.1)	3,900.0
Minority interest		78.5	(0.5)	78.0
Total equity		4,362.6	(384.6)	3,978.0

82

(2) Reconciliation of profit under previous AGAAP to profit under AIFRS for the year ended 30 June 2005

			Amcor Group
			Effect of
		Previous	transition
$ million	Footnote	AGAAP	to AIFRS	AIFRS

Sales revenue		11,099.6	—	11,099.6
Cost of sales	(c), (d), (g), (i)	(9,304.8)	20.6	(9,284.2)
Gross profit		1,794.8	20.6	1,815.4

Other income	(c), (h)	174.7	(90.9)	83.8
Sales and marketing expenses		(303.2)	0.2	(303.0)
General and administration expenses	(b), (e), (i)	(1,225.3)	164.5	(1,060.8)
Research and development costs		(39.7)	—	(39.7)
Share of net profit of associates		1.8	—	1.8
Profit from operations		403.1	94.4	497.5

Financial income	(k)	—	20.9	20.9
Financial expenses	(d), (g), (i)	(158.1)	(29.2)	(187.3)
Net finance costs		(158.1)	(8.3)	(166.4)
Profit before related income tax expense		245.0	86.1	331.1
Income tax expense	(f)	(58.8)	(13.9)	(72.7)
Profit after related income tax expense		186.2	72.2	258.4
Profit attributable to:
Members of Amcor Limited		173.2	72.1	245.3
Minority interest		13.0	0.1	13.1
		186.2	72.2	258.4

83

(3) Reconciliation of the cash flow statement under previous AGAAP to AIFRS for the year ended 30 June 2005

			Amcor Group
			Effect of
		Previous	transition
$ million	Footnote	AGAAP	to AIFRS	AIFRS

Cash flows from operating activities

Receipts from customers
(inclusive of goods and services and sales tax)	(a)	10,936.7	42.0	10,978.7
Payments to suppliers and employees
(inclusive of goods and services and sales tax)	(a), (d)	(9,900.0)	21.7	(9,878.3)
Dividends received		0.6	—	0.6
Other income received		71.3	—	71.3
Finance income received		20.6	—	20.6
Finance expenses paid	(a), (d)	(156.3)	(19.3)	(175.6)
Income taxes paid		(115.5)	—	(115.5)
Net cash from operating activities		857.4	44.4	901.8

Cash flows from investing activities

Repayment of loans by associated companies and other persons		4.8	—	4.8
Payments for controlled entities and businesses, net of cash		(45.5)	—	(45.5)
Payments for property, plant and equipment		(647.4)	—	(647.4)
Proceeds on disposal of controlled entities and businesses		10.8	—	10.8
Proceeds on disposal of property, plant and equipment		77.4	—	77.4
Net cash from investing activities		(599.9)	—	(599.9)

Cash flows from financing activities

Proceeds from share issues, convertible securities and calls on partly-paid shares	(3.3)	16.2	12.9
Proceeds from borrowings	(a)	3,719.0	157.0	3,876.0
Payments for shares bought back		-	(15.4)	(15.4)
Repayment of borrowings	(a), (d)	(3,504.3)	(202.1)	(3,706.4)
Principal lease repayments		(18.1)	—	(18.1)
Dividends and other equity distributions paid		(346.6)	—	(346.6)
Net cash from financing activities		(153.3)	(44.3)	(197.6)
Net increase/(decrease) in cash held		104.2	0.1	104.3
Cash and cash equivalents at the beginning of the financial year		121.1	—	121.1
Effects of exchange rate changes on cash and cash equivalents		(11.5)	(0.1)	(11.6)
Cash and cash equivalents at the end of the financial year		213.8	—	213.8

84

(4) Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. For details of transition adjustments made at 1 July 2005, refer Note 2.

(5) Notes to the reconciliations

(a) Securitised receivables

Under AIFRS, securitised trade receivables have been recognised on balance sheet as the special purpose entity established for the securitisation is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the majority allocation of the expected risks and benefits in determining control.

The effect is:

(i) At 1 July 2004

For the consolidated entity, current receivables and current interest bearing liabilities increased by $197.9 million.

(ii) At 30 June 2005

For the consolidated entity, current receivables and current interest bearing liabilities increased by $157.0 million.

In the cash flow statement receipts from customers increased by $42.0 million, payments to suppliers decreased by $5 million, finance costs paid increased by $5 million, repayment of borrowings has increased by $199.7 million and proceeds from borrowings increased by $157.0 million.

(b) Share based payments

Under AASB 2 Share-based Payments, from 1 July 2004 the consolidated entity is required to recognise an expense for those options granted under Amcor employee share option plans after 7 November 2002 but that had not vested by 1 January 2005. In addition, employee share loans are derecognised and adjusted against issued capital.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been a decrease in other financial assets of $34.3 million and a decrease in issued capital of $33.9 million, an increase in share based payments reserve of $0.7 million and a decrease in retained earnings of $1.1 million.

(ii) At 30 June 2005

For the consolidated entity, there has been a decrease in other financial assets of $26.5 million and a decrease in issued capital of $26.0 million and a decrease in retained earnings of $4.9 million and an increase in shared based payment reserve of $4.4 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $3.7 million.

(c) Property, plant and equipment

Property, plant and equipment is measured at cost or deemed cost under AIFRS. On transition, the balance of the asset revaluation reserve was derecognised and adjusted against retained earnings.

Property, plant and equipment of the consolidated entity is affected by the following adjustments:

•                  The reversal of particular sale and leaseback arrangements which are not recognised as such for AIFRS, refer Note 8(d).

•                  Under AASB 116 Property, Plant and Equipment, the consolidated entity is required to expense start-up and relocation costs, and capitalise decommissioning costs into the cost of an asset as explained in Note 8(g).

•                  In addition, software costs previously recognised in plant and equipment are reclassified to intangible assets, refer Note 8(e).

•                  A change in the basis of impairment testing from a test of the recoverable amount of non-current assets using profit multiples and undiscounted cash flows, or discounted cash flows as deemed appropriate under AGAAP, to the AIFRS policy of testing the recoverable amount of cash generating units using discounted cash flows.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in property plant and equipment of $62.6 million, a decrease in the asset revaluation reserve by $136.9 million and an increase in retained earnings of $199.5 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property plant and equipment of $26.7 million and a decrease in the asset revaluation reserve of $130.2 million.

An amount of $69.2 million has been reclassified from other income to cost of sales.

(d) Leases

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS this transaction does not qualify for sale and leaseback accounting. The consolidated entity has recognised this transaction as a secured borrowing and the properties were reinstated on the balance sheet and recorded as assets. Payments made under the relevant agreements are apportioned between interest expense and the loan liability.

85

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $163.3 million, and an increase in non current interest bearing liabilities of $170.7 million and a decrease in current payables of $0.2 million, with a corresponding reduction in retained earnings of $7.2 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $161 million, and an increase in non current interest bearing liabilities of $168.3 million and a decrease in current payables of $0.4 million, with a corresponding reduction in retained earnings of $6.9 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1.9 million.

In the cash flow statement, interest paid increased by $14.3 million, repayment of borrowings increased by $2.4 million and payments to suppliers decreased by $16.7 million.

Operating leases

The consolidated entity, in applying AASB 117 Leases, recognises lease rental expense on a straight line basis where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount.

The effect of this is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in current lease payables of $4.2 million and non current payables of $3.3 million with a corresponding decrease in retained earnings of $7.5 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in current lease payables of $4.6 million and non current payables of $2.9 million. Including the effect of foreign currency translation this has resulted in a decrease in retained earnings of $8.9 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1 million.

(e) Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004 opening AIFRS balance sheet. The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Business combinations that occurred on or after 1 July 2004 have been restated to comply with AIFRS. All business combinations are accounted for using the purchase method.

In respect of acquisitions prior to transition date, goodwill is measured at its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangible assets not meeting the AIFRS recognition criteria. Goodwill and intangible assets with an indefinite useful life are not subject to amortisation, but are tested for impairment annually.

On transition, intangible assets including goodwill have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.

Certain software assets have been reclassified from property, plant and equipment to intangible assets on transition to AIFRS.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in other intangible assets of $83.9 million and a decrease in property, plant and equipment of an equivalent amount.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in other intangible assets of $115.8 million and a decrease in property, plant and equipment of an equivalent amount. In addition, there has been an increase in goodwill of $127.2 million and a corresponding decrease in amortisation expense.

The consolidated entity utilised $10.5 million of previously unrecognised tax losses in the year ending 30 June 2005 which under AIFRS, on transition were recognised as a write-down in the value of goodwill.

(f) Income taxes

Under previous AGAAP, deferred tax balances were determined using the income statement method, whereby items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss. In addition, current and deferred taxes could not be recognised directly in equity.

The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax assets relating to the additional liabilities recorded under AIFRS for defined benefit plans and decommissioning provisions and an increase in deferred tax liabilitiesrelating to revalued assets now carriedat deemed cost, previously unrecognisedsecuritised assets and an additionalliability due to deductible goodwill.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date and any adjustments to tax payable in respect of previous years.

86

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in deferred tax assets of $162.5 million, an increase in deferred tax liabilities of $196.7 million and a decrease in retained earnings of $34.2 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in deferred tax assets of $173.7 million and an increase in deferred tax liabilities of $224.5 million. Income tax expense for the year has increased by $13.9 million.

(g) Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located is recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists. At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the income statement as it occurs.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition. Under previous AGAAP, the costs of restoration were not recognised until the expenditure was incurred. Under AIFRS, a provision for restoration costs is recognised over the period of the lease and is measured as the expected cost of restoration at each reporting date.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $19.9 million, an increase in provisions of $52.4 million and a decrease in retained earnings of $32.5 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $17.4 million, an increase in provisions of $52.3 million and, including the effect of foreign currency translation, retained earnings has decreased by $37 million. The increase in depreciation and interest expense has reduced net profit before income tax expense by $3.9 million for the year ending 30 June 2005.

(h) Government grants

Under previous AGAAP, contributions from government grants to the acquisition of assets were recognised as revenue at the fair value of the grant received, when the consolidated entity gained control of the contribution. Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in trade and accounts payable of $20.2 million with an equivalent reduction in retained earnings.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in trade and accounts payable of $28 million, a decrease in current receivables of $2.7 million and, including the effect of foreign currency translation, retained earnings has decreased by $32.4 million. The impact on other income for the year ending 30 June 2005 is $9.6 million.

(i) Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to 1 July 2004 are recognised directly in retained earnings.

The effect of the above is:

(i) At 1 July 2004

For the consolidated entity, there has been an increase in defined benefit obligations of $267.7 million, resulting in a total defined benefit obligation of $326.2 million. In addition $2.6 million of surplus plan assets were recognised resulting in a total reduction in retained earnings of $265.1 million.

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in defined benefit obligations of $303.8 million, an increase in surplus plan assets of $0.4 million and a total reduction in retained earnings of $334 million. The impact on net profit before income tax expense for the year ended 30 June 2005 is an increase in expenses of $10.4 million.

87

(j) Foreign currency

The consolidated entity elected under AASB 1 to reset the Exchange Fluctuation Reserve (EFR) balance under AGAAP at 1 July 2004 to nil. For the consolidated entity, at 1 July 2004 an amount of $486.1 million has been reclassified from EFR to retained earnings. This adjustment resulted in a $469.3 million reclassification at 30 June 2005.

For the consolidated entity, $6.1 million of EFR was taken direct to retained earnings under AGAAP. This entry was reversed under AIFRS, as the balance of EFR was taken to retained earnings at 1 July 2004.

(k) Finance income

Finance income has been reclassified from other income in the income statement. This resulted in a reclassification of $20.9 million for the consolidated entity to finance income for the year ended 30 June 2005.

(l) Retained earnings

The impact of the transition to AIFRS on retained earnings is summarised below:

			Amcor Group
			1 July	30 June
$ million		Footnote	2004	2005
AIFRS reconciliation:
•	transfer from asset revaluation reserve	(c)	136.9	130.2
•	transfer from exchange fluctuation reserve	(j)	(486.1)	(469.3)
•	recognition of deficits in defined benefit plans and actuarial gains and losses	(i)	(265.1)	(334.0)
•	AGAAP amortisation of goodwill	(e)	—	127.2
•	recognition of the net impact of decommissioning provisions	(g)	(32.5)	(37.0)
•	derecognition of start up and relocation costs	(c)	(34.9)	(37.7)
•	lease adjustments	(d)	(14.7)	(15.8)
•	deferral of government grants	(h)	(20.2)	(32.4)
•	tax loss utilisation charge to goodwill	(e)	—	(10.5)
•	other adjustments		(6.3)	(6.2)
•	taxation effect of above adjustments	(f)	86.8	94.0
•	other tax adjustments	(f)	(121.0)	(129.3)
Total adjustment to retained earnings			(757.1)	(720.8)

88

(m) Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the net profit after income tax expense attributable to the ordinary equity holders of the parent entity. The earnings per share, calculated on the AIFRS adjusted results, compared to the previous AGAAP results are:

	AGAAP	AIFRS
	30 June	30 June
	2005	2005
Basic EPS:	13.8	22.0
Diluted EPS:	13.7	21.9

(n) Reclassification of balance sheet line balances

Short term deposits were reallocated from trade and other receivables to cash and cash equivalents on transition to AIFRS. For the consolidated entity, $17.3 million was reclassified at 1 July, 2004 and $19.0 million at 30 June 2005.

Investments accounted for using the equity method have been separately disclosed on the face of the balance sheet. This has been reclassified from the AGAAP balance sheet category ‘other financial assets’.

Non current receivables, as disclosed under AGAAP, are included in non current other financial assets under AIFRS.

(o) Reclassification of cash flow statement line items

In the consolidated entity, payments relating to share buy-backs have been separately disclosed in the cash flow statement and reallocated from proceeds from share issues, convertible securities and calls on partly-paid shares.

89

Directors’ Declaration

In the opinion of the directors of Amcor Limited, the accompanying Concise Financial Report of the consolidated entity, comprising Amcor Limited and its controlled entities for the year ended 30 June 2006, set out on pages 25 to 29 and 62 to 89;

(a)             has been derived from or is consistent with the Full Year Financial Report for the financial year; and

(b)            complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

In accordance with a resolution of the directors, dated at Melbourne, in the state of Victoria, this 23rd day of August 2006.

Chris Roberts	Ken MacKenzie
Chairman	Managing Director
and Chief Executive Officer

90

Independent audit report on Concise Financial Report to the members of Amcor Limited

Scope

The financial report and directors’ responsibility

The concise financial report comprises the income statement, balance sheet, statement of recognised income and expense, statement of cash flows, accompanying notes, and the accompanying management discussion and analysis on the income statement, balance sheet, statement of recognised income and expense, and statement of cash flows, set out on pages 25 to 29 and 62 to 89 for Amcor Limited (“the Company”) and the Company and its controlled entities (the “Consolidated Entity”) for the year ended 30 June 2006.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 Concise Financial Reports. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report of the Company and its controlled entities for the year ended 30 June 2006. Our audit report on the full financial report was signed on 23 August 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

•                     testing that the information in the concise financial report is consistent with the full financial report, and

•                     examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of Amcor Limited and its controlled entities for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

KPMG

Melbourne	P M Shannon
23 August 2006	Partner

91

Statement of Shareholdings

Statement pursuant to Australian Stock Exchange Limited official list requirements
Holders of Amcor shares at 21 August 2006.

	Fully Paid	Percentage
	Ordinary	of Total
Amcor’s Top Twenty Shareholders	Shares	Shares
Westpac Custodian Nominees Limited	217,884,576	24.37
J P Morgan Nominees Australia Limited	116,478,562	13.03
National Nominees Limited	102,417,255	11.46
ANZ Nominees Limited	62,732,295	7.02
Citicorp Nominees Pty Limited	36,312,146	4.06
RBC Dexia Investor Services Australia Nominees Pty Limited	32,413,313	3.63
AMP Life Limited	20,261,671	2.27
Australian Foundation Investment Company Limited	9,221,494	1.03
HSBC Custody Nominees (Australia) Limited	9,209,394	1.03
Queensland Investment Corporation	5,573,335	0.62
Argo Investments Limited	5,051,511	0.57
UBS Nominees Pty Limited	3,953,353	0.44
Warbont Nominees Pty Limited	3,804,956	0.43
Victorian Workcover Authority	3,716,304	0.42
Australian Reward Investment Alliance	3,312,985	0.37
Sandhurst Trustees Limited	3,299,923	0.37
Perpetual Trustee Company Limited	2,728,267	0.31
Transport Accident Commission	2,283,758	0.26
Djerriwarrh Investments Limited	1,510,687	0.17
UBS Wealth Management Australia Nominees Pty Limited	1,505,135	0.17
Total	643,670,920	72.03

Substantial Shareholders

Mondrian Investment Partners Ltd (formally Delaware International Advisers Limited) by notice dated 27 September 2004, has a relevant interest in 67,329,189 shares.

Maple-Brown Abbott Ltd by notice dated 5 September 2005, has a relevant interest in 71,020,832 shares.

The Capital Group Companies Inc by notice dated 16 February 2006, has a relevant interest in 62,516,006 shares.

These shares are held by several nominee companies.

Distribution of Shareholdings

Fully Paid Ordinary Shares

	Number of	% of	Number of	% of
Size of Holding	Shareholders	Shareholders	Shares	Shares
1-1,000 shares*	48,017	46.9	22,819,631	2.6
1,001-5,000 shares	44,835	43.8	98,856,948	11.0
5,001-10,000 shares	6,238	6.1	43,520,597	4.9
10,001-100,000 shares	3,108	3.1	60,999,247	6.8
100,001 and over shares	126	0.1	667,863,463	74.7
Total	102,324	100.0	894,059,886	100.0

* Of these shareholders, 1665 held less than a marketable parcel.

Votes of shareholders are governed by Rules 43 to 48 of the company’s Constitution. In broad summary, but without prejudice to the provisions of these rules, on a show of hands every shareholder present in person shall have one vote and upon a poll every shareholder present in person or by proxy or attorney shall have one vote for every fully-paid share held.

Unquoted equity securities - issued pursuant to the Amcor Employee Share/Option Plan approved by shareholders on 24 October 1985, and as amended on 20 October 1988.

	Numbers of Employees	Number of
Unquoted Equity Securities	Participating	Securities
Partly paid ordinary shares paid to 1 cent	31	387,000
Partly paid ordinary shares paid to 5 cents	65	890,000
Options over ordinary shares exercisable at various prices	324	14,487,282

92

Statistical Summary

Results shown before significant items except where indicated

$ million (except where indicated)

For the years ended 30 June:	2006(1)(2)	2005(1)(2)	2004	2003	2002	2001
Amcor Consolidated Results:
Net sales	11,439.3	11,099.6	10,405.9	10,709.9	7,472.4	5,667.2
Operating profit before interest and tax	775.7	821.8	703.5	721.6	567.9	508.0
Operating profit before tax(4)	529.1	603.1	571.3	575.3	446.4	367.0
Net operating profit/(loss)(4)	405.9	458.8	440.3	431.4	316.9	241.1
Net operating profit/(loss) after significant items(4)	351.3	193.0	345.7	361.3	851.7	282.4
Earnings per share (cents) pre significant items(3)	46.1	52.2	44.7	45.3	42.1	38.0
Earnings per share (cents) post significant items	39.9	22.0	33.8	37.0	122.6	44.6
Return on average shareholders’ equity (% p.a.)	11.9	12.9	9.4	9.8	12.1	11.7
Dividend and distribution	298.8	290.2	332.7	305.2	242.6	179.1
Dividend per ordinary share (cents)	34.0	34.0	32.0	30.0	28.0	28.0
Dividend franking (% p.a)	15.0	25.0	40.0	45.0	50.0	50.0
Dividend cover (times)	1.36	1.54	1.38	1.50	1.31	1.35
Financial Ratios:
Net tangible asset backing per share ($)	1.8	1.8	2.5	2.7	4.1	2.6
Net PBITDA interest cover (times)	5.1	5.9	7.0	6.7	5.8	5.3
Gearing (net debt/net debt & shareholders’ equity) (%)	46.7	50.9	36.0	33.0	(6.0)	46.0
Financial Statistics:
Income from dividends and interest	22.1	21.0	13.8	11.0	17.2	16.9
Depreciation and amortisation provided during the year	473.4	461.8	603.8	607.2	341.1	240.3
Net interest	242.2	213.0	132.2	146.3	114.1	133.2
Cash flow from operations	964.1	901.8	979.7	964.5	725.8	525.9
Capital expenditure & acquisitions	562.7	692.8	1,086.0	832.2	392.5	932.7
Balance Sheet Data as at 30 June:
Current assets	3,196.9	3,494.6	3,052.0	2,950.5	4,591.1	2,683.4
Non-current assets	6,958.6	6,964.5	7,234.4	6,611.8	4,250.9	4,342.3
Total Assets	10,155.5	10,459.1	10,286.4	9,562.3	8,842.0	7,025.7
Current liabilities	3,579.1	3,255.0	2,976.7	3,025.7	2,128.8	2,086.9
Non-current liabilities	3,004.4	3,226.1	2,602.1	1,900.8	2,146.3	2,369.1
Total Liabilities	6,583.5	6,481.1	5,578.8	4,926.5	4,275.1	4,456.0
Net Assets	3,572.0	3,978.0	4,707.6	4,635.8	4,566.9	2,569.7
Shareholders’ Equity
Share capital	2,810.3	3,322.1	3,351.9	3,135.3	2,972.8	1,401.6
Reserves	(84.5)	(148.2)	(349.2)	(210.8)	73.3	232.5
Retained profits	794.6	726.1	1,614.3	1,515.3	1,348.6	726.4
Shareholders’ equity attributable to parent entity	3,520.4	3,900.0	4,617.0	4,439.8	4,394.7	2,360.5
Minority interests in controlled entities	51.6	78.0	90.6	196.0	172.2	209.2
Total shareholders’ equity	3,572.0	3,978.0	4,707.6	4,635.8	4,566.9	2,569.7
Other data as at 30 June:
Fully paid shares (000’s)	890,252	878,183	877,950	848,224	822,601	633,192
Convertible securities - number of shares (000’s)	69,900	140,763	139,546	140,563	144,117	131,069
Amcor share price
• year’s high ($)	7.70	7.90	9.13	8.93	9.10	6.84
• year’s low ($)	6.41	6.26	6.52	7.68	5.69	5.04
• close ($)	6.68	6.70	6.97	8.12	8.24	6.62
Market capitalisation	5,946.9	5,883.8	7,091.9	8,029.0	7,965.8	5,059.4
Employee numbers	24,538	27,243	29,100	28,600	23,600	23,300
Number of shareholders	104,433	125,936	135,100	121,600	113,700	110,700

(1)             Numbers for 2005 and 2006 are calculated using AIFRS.

(2)             Includes all discontinued operations.

(3)             Based on net operating profit before significant items divided by the weighted average number of shares on issue for the period.

(4)             PACRS coupon payment is treated as interest in the 2006 and 2005 periods. The 2005 period excludes the 5% conversion discount.

Note: 2004 and prior years are calculated under AGAAP.

93

Investor Information

Amcor continues to divide its Full Year Financial Report into two reports – Concise and Financial.

The Concise Report contains key information on Amcor’s business performance and summarised financial data for the year. The Financial Report contains more detailed financial information. Both or either of these reports are sent by mail or e-mail to shareholders who are on record as wishing to receive a copy and can also be viewed on Amcor’s website www.amcor.com

Amcor provides these reports on its website in a user-friendly format. The reports are interactive, searchable, printable, downloadable and easily emailed - or able to be viewed quickly on your computer. If shareholders find this facility satisfactory for their needs, we would appreciate them contacting the Share Registry and asking to be removed from the mailing list. Apart from lowering Amcor’s registry costs, this will also help the environment by reducing paper useand wastage.

Share Registry Enquiries

Shareholders who wish to approach the Company on any matter related to their shareholding should contact Amcor’s Share Registry in Melbourne.

For enquiries within Australia call 1300 302 458 and from outside Australia call +61 3 9415 4104.

Alternatively, shareholders can contact the Share Registry –

By post to:

Amcor Share Registry
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067

or

GPO Box 2975
Melbourne Victoria 3001 Australia

or

By fax to: +61 3 9473 2500

Internet Facilities

Amcor’s Share Registry and Amcor Investments’ PACRS2 Registry details can be obtained from Amcor’s website – www.amcor.com This facility provides a 24-hour service to shareholders, enabling access to information such as current holding balances, TFN notification, dividend history, choice about receipt of reports, historical price information and graphs of the share price against market indices.This information can be accessed by clicking on ‘Investor Information’ in the main menu then choosing Shareholders > Internet Share Registry. You will need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your family name and postcode.

Changes to your shareholder details, such as a change of name or address, or notification of your tax file number, direct credit of dividend advice or Dividend Reinvestment Plan preferences, can be made directly on the internet or by printing out any forms you need, filling them in and sending the changes to Amcor’s Share Registry.

Change of Address

Issuer sponsored shareholders should notify Amcor’s Share Registry immediately of any change to their registered address in writing, signed by the shareholder/s. Shareholders should quote their previous address and Securityholder Reference Number. CHESS uncertificated shareholders should advise their sponsoring broker or non-broker participant. Forms for this service are available from Amcor’s Share Registry or from the Amcor website.

Dividends

The company normally pays dividends around April and October each year. Shareholders should retain all remittance advices relating to dividend payments for tax purposes.

The following alternatives are available to shareholders regarding payment of dividends:

1) By cheque payable to the shareholder Lost or stolen cheques should be reported, in writing, immediately to Amcor’s Share Registry to enable a “stop payment” and replacement.

2) By direct deposit to an Australian bank, building society or credit union account Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Forms for this service are available from Amcor’s Share Registry orfrom Amcor’s website.

3) Dividend Reinvestment Plan (DRP) The DRP provides shareholders with the opportunity to re-invest their dividends in additional Amcor shares, while retaining the benefits of dividend franking. Shares acquired under the DRP rank equally with existing fully paid ordinary shares and will be provided to participants with no discount at a price equivalent to the arithmetic average of the daily weighted average market price of Amcor shares sold on the ASX during a periodof nine business days after the record date for the relevant dividend. That period begins on the second business day after the record date and ends on the tenth business day.Due to legal constraints which apply,securityholders who reside in certain countries, will not be able to participate in the DRP and will receive dividends by cheques.

A booklet containing full details of the DRP and a DRP election form are available on request from Amcor’s Share Registry. The DRP election form and booklet are also available from Amcor’s website in PDF format.

Tax File Numbers

Amcor is required to withhold tax at the rate of 48.5% on any unfranked component of a dividend or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN and can choose whether or not they wish to do so. From 1 July 2006, the rate of withholding will change from48.5% to 46.5%. The new rate applies todividends or interest paid on or after this date.

Stock Exchange Listings

Amcor shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register of Amcor Limited, located in Victoria, Australia. Amcor Investments (New Zealand) Ltd’s PACRS2 convertible securities are listed on the Australian Stock Exchange and the PRIDES USD Convertible Unsecured Notes are traded on NASDAQ in the US. Amcor Limited’s Eurobonds are listed on the London Stock Exchange.

American Depositary Receipts

Amcor shares are traded in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) on NASDAQ in the US. Each ADS traded represents four Amcor ordinary shares. Information about ADRs is available from the depositary, JPMorgan Chase Bank and via the internet on www.ADR.com.

Amcor Publications

The Company’s Full Year Financial Report is the main source of information for investors and is mailed to shareholders in late September.

Other publications issued during the year are:

1) The Chairman’s Address to the Annual General Meeting, which is mailed to shareholders in November. This includes the first quarter results.

2) The Half Year Financial Report reviewing the company’s performance for the six months to 31 December which is mailed to shareholders in March.

These publications, and many others which may also be of interest, such as Sustainability and Community reports, are also available from the Company’s website.

94

Senior Management and Corporate Directory

Website: www.amcor.com

Email: head.office@amcor.com.au

Amcor Limited

Corporate Head Office

679 Victoria Street

Abbotsford Victoria 3067

Australia

Telephone: +61 3 9226 9000

Facsimile: +61 3 9226 9050

Ken MacKenzie

Managing Director and

Chief Executive Officer

Amcor Australasia

971 Burke Road

Camberwell Victoria 3124

Australia

Telephone: +61 3 9811 7111

Facsimile: +61 3 9811 7171

Louis J Lachal
Managing Director

Amcor Asia

17 Senoko Loop

Woodlands East Industrial Estate

Singapore 758151

Telephone: +65 6756 1088

Facsimile: +65 6756 1087

Billy Chan
Managing Director

Amcor Flexibles Food

Da Vinci Laan 2

B-1935 Zaventem

Belgium

Telephone: +32 2 416 2611

Facsimile: +32 2 416 2612

Gérard Blatrix
Managing Director

Amcor Flexibles Healthcare

1919 South Butterfield Road

Mundelein

Illinois 60060-9735

United States of America

Telephone: +1 847 362 9000

Facsimile: +1 847 918 4665

Peter Brues
President

Amcor PET Packaging

Suite 100

935 Technology Drive

Ann Arbor Michigan 48108

United States of America

Telephone: +1 734 428 9741

Facsimile: +1 734 302 2298

William Long
President

Amcor Rentsch

Industriestrasse West 6

CH-4613 Rickenbach

Switzerland

Telephone: +41 62 209 0111

Facsimile: +41 62 209 0112

Jerzy Czubak
Group Managing Director

Amcor Sunclipse

6600 Valley View Street

Buena Park California 90620

United States of America

Telephone: +1 714 562 6000

Facsimile: +1 714 562 6059

Eric Bloom

President and

Chief Executive Officer

Bericap North America

835 Syscon Court

Burlington, Ontario

Canada L7L 6C5

Telephone: +1 905 634 2248

Facsimile: +1 905 634 7780

Scott Ambrose
Chief Operating Officer

Corporate Executives

Peter Day

Executive General Manager

Finance

Ron Delia

Executive General Manager

Operations Development

Julie McPherson

Company Secretary

and Group General Counsel

John Murray

Executive General Manager

Corporate Affairs

Ian Wilson

Strategic Development Director

Steve Keogh

Executive General Manager

Human Resources

Share Registry

Amcor Share Registry

Computershare

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067

Australia

Postal address:

GPO Box 2975

Melbourne Victoria 3001

Australia

Telephone: 1300 302 458

(within Australia)

Telephone: +61 3 9415 4104

(outside Australia)

Facsimile: +61 3 9473 2500

Email: web.queries@computershare.com.au

95

Financial Calendar

Financial Calendar 2006/07

Financial Full Year Ends	30 June 2006

Announcement of Full Year result	23 August 2006

Ex Dividend date for Final Dividend (2006)	1 September 2006

Record date for Final Dividend (2006)	7 September 2006

Final Dividend Payment Date (2006)	29 September 2006

Ex Date for PACRS2 Interest Payment	10 October 2006

Record Date for PACRS2 Interest Payment	16 October 2006

Annual General Meeting (Grand Hyatt, Melbourne)	25 October 2006

Record Data for PRIDES Convertible Note Interest Payment	4 November 2006

Chairman’s Address to AGM mailed	Mid November 2006

Financial Half Year ends	31 December 2006

Announcement of Interim (Half Year) Results	21 February 2007

Ex Dividend date for Interim Dividend	Early March 2007

Half Year Financial Report mailed	Early March 2007

Record Data for Interim Dividend	Early March 2007

Interim Dividend Payment Date	Late March 2007

Ex-Date for PACRS2 Interest Payment	4 April 2007

Record Date for PACRS2 Interest Payment	12 April 2007

Third Quarter Result Announced	Late April 2007

Third Quarter Financial Report mailed	Late April 2007

Financial Full Year Ends	30 June 2007

Please visit our website – www.amcor.com to view this calendar. It is updated on a regular basis as soon as dates are confirmed or amended.

Interest Payable on Convertible Securities and Notes:

•                  Amcor Investments (New Zealand) Limited 8.57% Perpetual Amcor Convertible Reset Securities (PACRS2), 31 October and 30 April subject to reset or conversion on or before 30 April 2007.

•                  1996 7.25% US dollar undated subordinated convertible notes (PRIDES), 19 May and 19 November each year subject to a final conversion date of 18 November 2006 and Amcor’s redemption right from 19 November 2006.

96

Designed and produced by Perspexa

Printed on 50% recycled paper

Amcor Limited ABN 62 000 017 372

Notice of Annual General Meeting 2006

Notice is hereby given that the 70th Annual General Meeting of the Company will be held in the Savoy Ballroom of the Grand Hyatt, 123 Collins Street, Melbourne at 11.00am (AEST) on Wednesday 25 October 2006.

Business

1. Financial and Other Reports

To receive and consider the Financial Report and the Reports of the Directors and the Auditors in respect of the year ended 30 June 2006.

2. Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the Company (included in the Report of the Directors) for the year ended 30 June 2006 be adopted.”

Please note that the vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

The following two directors retire by rotation in accordance with the Constitution and, being eligible, offer themselves for re-election:

(a) Ronald Keith Barton; and

(b) George John Pizzey.

Notes

For the purpose of voting at the meeting, the Directors have determined that all shares of the Company are taken to be held by the persons who are registered as holding them at 7.00pm (AEST) on Monday 23 October 2006. The entitlement of members to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting. A member who is entitled to attend and vote at the meeting is entitled to appoint no more than two proxies (who need not be members of the Company) to attend and vote in their place.

A single proxy exercises all voting rights. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Amcor Share Registry, or the member may copy the enclosed proxy form. A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s voting rights, the rights are deemed to be 50% each. Fractions of votes are to be disregarded. Where two proxies are appointed, neither may vote on a show of hands.

A member or proxy which is a corporation and entitled to vote may appoint an individual to act as its representative. Evidence of the appointment of a representative must be in accordance with the Corporations Act and lodged with the Company before the meeting or at the registration desk on the day of the meeting.

If any instrument (including an Appointment of Corporate Representative or Proxy Form) returned to the Company is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the instrument is signed, or a certified copy of that Power of Attorney, must accompany the instrument unless the Power of Attorney has previously been noted by the Company.

To be valid, Proxy Forms must be lodged by 11.00am (AEST) on Monday 23 October 2006 by one of the following methods:

(a)          by mail or in person at the registered office of the Company or to the Company’s Share Registry, Computershare Investor Services Pty Limited, at:

By mail: GPO Box 242, Melbourne, Victoria 3001, Australia;

Or

In person:Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067, Australia; or

(b)         by facsimile to the Company’s Share Registry on (03) 9473 2555 within Australia or +61 3 9473 2555 from outside Australia; or

(c)          electronically, by visiting www.amcor.com and clicking on ‘AGM Proxy Voting’ and follow the instructions provided. A proxy cannot be appointed online if they are appointed under Power of Attorney or similar authority.

The Chairman of the meeting will allow a reasonable opportunity for shareholders to ask questions about or make comments on the management of the Company and on the Remuneration Report. Shareholders will also be given a reasonable opportunity at the meeting to ask the Company’s auditor, KPMG, questions about its audit report, the conduct of its audit of the Company’s financial report for the year ended 30 June 2006, the preparation and content of its audit report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of KPMG in relation to the conduct of the audit. Shareholders may submit written questions to KPMG to be answered at the meeting, providing the question is relevant to the content of KPMG’s audit report or the conduct of its audit of the Company’s financial report for the year ended 30 June 2006.

Written questions must be received no later than 5.00pm (AEST) on Wednesday, 18 October 2006. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to KPMG can be sent to the Company’s Share Registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria 3001, Australia.

By order of the Board.

J F McPherson
Company Secretary
Amcor Limited
Melbourne
20 September 2006

Explanatory Notes

Business

Item 1

Financial and Other Reports

The Financial Report of the Company and its controlled entities for the year ended 30 June 2006 and the Reports of the Directors and the Auditors are set out in the 2006 Full Year Financial Report — Concise and Financial.

Item 2

Remuneration Report

The Remuneration Report for the financial year ended 30 June 2006 is set out in the Report of the Directors on pages 40 to 52 of the 2006 Full Year Financial Report — Concise Report. It is also available on the Company’s website, www.amcor.com.

The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and Senior Executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles. A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Directors recommend shareholders vote in favour of the resolution. The Chairman intends to vote undirected proxies in favour of the resolution.

Whilst the Corporations Act requires the resolution on item 2 to be put to the vote, the resolution is advisory only and does not bind the Directors or the Company.

Item 3

Election of Directors

Summary biographical data of Keith Barton and John Pizzey, who offer themselves for re-election, are as follows:

R K (Keith) Barton

Independent Non-Executive Director

As a former Managing Director of James Hardie Industries Ltd (April 1993-October 1999) and Executive Director CSR Ltd (January 1990-March 1993), Dr Barton has gained broad management experience in manufacturing in Australia and internationally. Currently Director of Air Liquide Australia Ltd (since December 2004), Coles Myer Ltd (since July 2003), Tower Ltd (since October 2001, Chairman since 1 July 2006) and Vision Australia (since November 2004). Previously director of Goodman Fielder Ltd (Chairman) (March 2002-April 2003). Member of Executive and Audit and Compliance Committees. Director since November 1999.

G J (John) Pizzey

Independent Non-Executive Director

Extensive knowledge of the international resources industry and general management. Formerly Executive Vice President and Group President Primary Products for Alcoa Inc. Chairman of London Metal Exchange. Currently a Director of Iluka Resources Ltd (since November 2005), St Vincent’s Institute of Medical Research (since April 2004) and Ivanhoe Grammar School (since November 2003). Previous directorships held; WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia (April 1999- December 2003), ION Limited (in administration) (October 1999- August 2005), (Chairman 2004-2005), Range River Gold Limited (Chairman 2004-April 2006), London Metal Exchange Limited (UK) (1997-December 2003), London Metal Exchange Holdings Limited (UK) (December 2002-December 2003), International Aluminium Institute Ltd (UK) (1998-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003). Member of Human Resources, Nomination and Executive Committees. Chairman of the Amcor Superannuation Fund. Director since September 2003.

The Directors (other than Mr Barton and Mr Pizzey in respect of their own re-election) recommend shareholders vote in favour of each resolution. The Chairman intends to vote undirected proxies in favour of each resolution.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED

(Registrant)

Date	19 September 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel